                                                               File No. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom

                               Northeast Utilities
                                107 Selden Street
                                Berlin, CT 06037

   (Names and principal executive offices of companies filing this statement)

                                NATIONAL GRID USA

                             NATIONAL GRID GROUP plc

                               NORTHEAST UTILITIES

                   (Names of top registered holding companies)

                                Bruce W. Wiggett
        Senior Vice President of Finance and Administration and Treasurer
                       Vermont Yankee Nuclear Power Corp.
                               185 Old Ferry Road
                              Brattleboro, VT 05703

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Hemmie Chang, Esq.                          Kirk L. Ramsauer, Esq.
        Ropes & Gray                                National Grid USA
        One International Place                     25 Research Drive
        Boston, MA 02110                            Westborough, MA 01582


        Jeffrey Miller, Esq.                        Nancy S. Malmquist, Esq.
        Northeast Utilities Service Company         Downs, Rachlin & Martin
        107 Selden Street                           P.O. Box 99
        Berlin, CT 06037                            90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099


        Denise Redmann, Esq.
        Entergy Corporation
        639 Loyola Avenue
        New Orleans, LA  70113

ITEM 1. Description of Proposed Transaction

A.       Description of the Parties to the Application/Declaration:

         Vermont Yankee Nuclear Power Corporation (the "Company" or "Vermont Yankee"), a Vermont corporation, was organized by a group of New England utilities (the "sponsoring utilities") in 1965 for the purpose of constructing and operating a nuclear-powered electric generating plant (the "Plant") in Vernon, Vermont. The Plant was licensed to operate by the U.S. Atomic Energy Commission (now the Nuclear Regulatory Commission or "NRC") in 1972 and has operated commercially as a base-load station since December 1, 1972. The output of the Plant is shared pro rata by eight sponsoring utility companies (Central Vermont Public Service Corporation, New England Power Company, Green Mountain Power Corporation, The Connecticut Light and Power Company, Central Maine Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company and Cambridge Electric Light Company) pursuant to cost-of-service Power Contracts and Additional Power Contracts that have been approved by the Federal Energy Regulatory Commission ("FERC"). For a description of the Company's prior financings, see Declarations and Applications, as amended, and the Orders in Commission Files No. 70-4435, 70-4951, 70-4653, 70-4611, 70-4898, 70-4909,
70-4968, 70-5006, 70-5138, 70-5186, 70-5223, 70-5284, 70-6349, 70-6405, 70-6475,
70-6911, 70-7007, 70-7141, 70-7196, 70-7264, 70-7382, 70-7537 and 70-7635 under the Public Utility Holding Company Act of 1935, as amended (the "Act").

         This Application/Declaration is also filed by National Grid USA(1) and National Grid Group plc, both registered holding companies, on behalf of themselves and New England Power Company. This Application/Declaration is also filed by Northeast Utilities, a registered holding company, on behalf of itself and The Connecticut Light and Power Company, Western Massachusetts Electric Company and Public Service Company of New Hampshire.

B.       Summary of Proposed Transaction:

         Vermont Yankee: The on-going restructuring and deregulation of the utility industry has caused the sponsoring utilities to re-evaluate their roles and, in many cases, have required them to exit the generation business and to divest themselves of their investments in electric generation assets. As a result, Vermont Yankee also considered its future market position, given the changing nature of its owners. In late 1997 after Vermont Yankee and its owners concluded that a sale of the Plant on favorable terms would be desirable, Vermont Yankee solicited expressions of interest from potential buyers. After lengthy negotiations (which included


--------
        (1) National Grid USA previously operated as the New England Electric System ("NEES"). On March 22, 2000, in conjunction with the acquisition of NEES by National Grid Group plc, NEES was reorganized as a Delaware corporation and renamed National Grid USA.

competing offers from two interested parties), Vermont Yankee in November, 1999 entered into an agreement for the sale of substantially all of Vermont Yankee's utility assets, including its operating Plant. The Public Service Board of the State of Vermont ultimately did not approve that proposed sale, so that transaction was terminated. See Application/Declaration in Commission File No. 70-9737, withdrawn April 18, 2001.

         On March 16, 2001, Vermont Yankee's Board of Directors voted to proceed with establishing an auction for the Plant and subsequently entered into an agreement with J.P. Morgan Securities, Inc. ("JPM") by which JPM became Vermont Yankee's agent to conduct the auction. Vermont Yankee's Board of Directors authorized JPM to start the auction on April 12, 2001. Based on the result of the auction and JPM's recommendation, Vermont Yankee's Board of Directors decided to pursue negotiations with Entergy Nuclear Vermont Yankee, LLC ("Entergy"), a subsidiary of Entergy Corporation. On August 15, 2001, Vermont Yankee and Entergy entered into a Purchase and Sale Agreement (the "PSA") for the Plant (see Exhibit B-1).

         The PSA contemplates that Entergy will pay a purchase price of $180 million, subject to closing adjustments, and will assume Vermont Yankee's obligation for operating and decommissioning the Plant in exchange for the transfer at the closing of the sale (the "Closing") of substantially all of the assets comprising the Plant (located in Vernon, Vermont), the funds in Vermont Yankee's Decommissioning Trust, which had a fair market value of approximately $299.6 million as of September 30, 2001, Vermont Yankee's rights with respect to the funds held by the State of Vermont in connection with the Texas Low-Level Radioactive Waste Disposal Compact (the "Texas Compact"), certain human and site assets related to the Plant, certain leases, easements, contracts, licenses and permits related to the Plant, the Plant's switchyards and certain transmission assets, and office property located in Brattleboro, Vermont.

         The PSA also contemplates that Vermont Yankee will purchase from Entergy 100% of the output of the Plant (based on the Plant's current configuration and capacity) after the Closing during the Plant's remaining licensed life (ending March 21, 2012) pursuant to a Power Purchase Agreement between Vermont Yankee and Entergy (the "PPA") (see Exhibit B-2). Vermont Yankee will resell that output at wholesale to the sponsoring utilities pursuant to 2001 Amendatory Agreements (see Exhibit B-3) with each of the sponsoring utilities that modify the existing Power Contracts and Additional Power Contracts (collectively, as so modified, the "Power Contracts") (all of which fall within the jurisdiction of the Federal Energy Regulatory Commission ("FERC")) to reflect the proposed transaction and provide for the payment by the sponsoring utilities of Vermont Yankee's remaining unamortized net plant investment and Vermont Yankee's ongoing costs after Closing.

         In preparation for the Closing it will be necessary for Vermont Yankee to redeem its outstanding First Mortgage Bonds and to repay the outstanding indebtedness under its current Secured Credit Agreement. This Secured Credit Agreement was entered into in a transaction exempt from Section 6(a) of the Act pursuant to Rule 52 and on August 21, 2001 Vermont

Yankee filed with the Commission a Certificate of Notification as required by Rule 52 relating to the Secured Credit Agreement. The cash required to satisfy these obligations will come from the cash proceeds to be paid by Entergy at the Closing.

         Although the PSA provides that Vermont Yankee may be required to make a "top-off" payment to the Decommissioning Trust, any such payment is contingent on several factors. First, if the value of the assets of the Decommissioning Trust at Closing meets or exceeds the Nuclear Regulatory Commission ("NRC") required minimum, no top-off will be required. Second, any top-off payment will be capped at $5.4 million, which represents the difference between the amount that would have been collected by Vermont Yankee before the recent settlement in a FERC proceeding relating to secondary purchaser issues ($16.8 million) and the amount that would be collected pursuant to that settlement ($11.4 million). Based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that it will have to make a top-off payment at the Closing, although this expectation could change based on a change in circumstances.

          It is currently anticipated that the Closing under the PSA will be held in the late winter or early spring of 2002, after all required regulatory approvals, including that of the Commission, have been obtained. In order to provide a degree of financial security to the PPA transactions, Vermont Yankee will pledge its rights to proceeds in respect of payments for power under the Power Contracts to Entergy pursuant to a Security Agreement between Vermont Yankee and Entergy (See Exhibit B-4). In addition, pursuant to the PPA, if Entergy has commercially reasonable grounds for insecurity (determined in accordance with commercial standards as set forth in Section 2-609 of the Vermont Uniform Commercial Code) concerning the ability of one or more of the sponsoring utilities to pay Vermont Yankee for its entitlement to the output of the Plant, Entergy may request adequate assurances from Vermont Yankee as to that sponsoring utility's due performance of its payment obligations. Vermont Yankee in turn has the right, pursuant to the 2001 Amendatory Agreements, in those circumstances to request adequate assurances from such sponsoring utility.

         Registered Holding Companies: New England Power Company(2), a subsidiary of each of National Grid USA and National Grid Group plc, both registered holding companies, owns


--------
        (2) NEP is also a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has interests in Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company, all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25,
1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

22.5% of the outstanding common stock of Vermont Yankee. The Connecticut Light and Power Company, Western Massachusetts Electric Company and Public Service Company of New Hampshire, subsidiaries of Northeast Utilities, a registered holding company, own an aggregate of 16% of the outstanding common stock of Vermont Yankee. Therefore, Vermont Yankee is an indirect subsidiary of those registered holding companies and the sale by Vermont Yankee of substantially all its assets, including the operating plant, constitutes an indirect sale of utility assets by National Grid USA, National Grid Group plc and Northeast Utilities.

         Legislation in the several New England states in which the subsidiaries of the applicant registered holding companies do business is restructuring the utility business in those jurisdictions and strongly encourages the divestiture of generation assets. The proposed sale of Vermont Yankee's assets is consistent with that mandate and is the result of a competitive auction process. The PSA transfers the assets and liabilities of Vermont Yankee to Entergy. As discussed above, while the PSA provides for a potential top-off payment by Vermont Yankee to the Decommissioning Trust, based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that any such payment will be required, although this expectation could change based in a change of circumstances.

         Vermont Yankee has calculated that the benefit of the transaction with Entergy has a net present value to Vermont Yankee and its owners that is about $250 million more favorable than continued ownership and operation of the Plant. In addition, the provisions of the PSA are favorable to those owners and their ratepayers because the PSA caps their exposure for the ultimate decommissioning costs of the Plant and relieves them of the operating risks inherent in the continued ownership of a nuclear Plant (including employee-benefit liabilities, potential environmental liabilities, potential nuclear liabilities and liabilities related to spent nuclear fuel other than funds for pre-1983 spent fuel), all of which are financial risks that would otherwise be borne by those owners, and ultimately their ratepayers, under their cost-of-service Power Contracts with Vermont Yankee. As noted below, these transactions will also have been approved by the regulatory bodies having jurisdiction in each of the states where the subsidiaries of the applicant registered holding companies do business. Therefore, the proposed sale of the utility assets to Entergy will be for reasonable consideration and otherwise satisfy the requirements of Section 12(d) of the Act.

C.       Scope of Application/Declaration

         This Application/Declaration relates to the sale of utility assets, including the Plant and related transmission assets, by Vermont Yankee and the indirect sale of those utility assets by the applicant registered holding companies. It also relates to the transfer of the cash and securities in the Vermont Yankee Decommissioning Trust and the transfer of Vermont Yankee's interest in the moneys relating to the Texas Compact held by the State of Vermont.

         The Commission is respectfully requested to take appropriate action on the following matters:

         Approval of the sale of utility assets, including the Plant and the transmission assets, by Vermont Yankee to Entergy and the indirect sale of such utility assets by National Grid USA, National Grid Group plc and by Northeast Utilities. Approval of the transfer of cash and securities in the Vermont Yankee Decommissioning Trust and Vermont Yankee's interest in the amount relating to the Texas Compact held by the State of Vermont.

ITEM 2. Fees, Commissions and Expenses

         The estimated fees, commissions and expenses paid or to be paid, directly or indirectly, in connection with the transactions described in this Application/Declaration are as follows:

Legal and financial advisory fees and expenses      $6,750,000
Accounting fees and expenses                           100,000
Other expenses                                         250,000

       Total                                        $7,100,000
                                                    ==========

ITEM 3. Applicable Statutory Provisions

         Vermont Yankee is an indirect subsidiary of three registered holding companies - National Grid USA, National Grid Group plc, and Northeast Utilities
- as noted above. The PSA provides for the sale of utility assets by Vermont Yankee and, therefore, the indirect sale of utility assets by National Grid USA, National Grid Group plc and Northeast Utilities. That aspect of the proposed transaction requires the approval of the Commission pursuant to Section 12(d) of the Act and Rule 44 thereunder.

         The redemption and repayment of Vermont Yankee's First Mortgage Bonds and Secured Credit Agreement are exempted from the requirements of Section 12(c) of the Act pursuant to Rule 42 thereunder.

ITEM 4. Regulatory Approvals

         The following regulatory approvals are required in connection with the transactions described in this Application/Declaration (references to particular provisions of statutes, codes, rules or regulations are deemed to include other provisions of statutes, codes, rules or regulations referred to therein or related thereto):

         The Vermont Public Service Board has jurisdiction over certain aspects of Vermont Yankee as a public utility company doing business in Vermont. Pursuant to Section 109 of Title

30 of the Vermont Statutes Annotated, the consent of the Vermont Public Service Board is required for Vermont Yankee to sell ten percent or more of its utility assets (as contemplated by the PSA). Pursuant to Section 108 of Title 30 of the Vermont Statutes Annotated the consent of the Vermont Public Service Board is required for Vermont Yankee's pledge of its assets to another corporation. The proposed pledge of Vermont Yankee's right to receive certain payments under the Power Contracts to Entergy pursuant to the Security Agreement, which is the subject matter of this Application/Declaration, falls within the parameters of those statutory sections. Appropriate proceedings were instituted before the Vermont Public Service Board by giving the required notice on August 22, 2001 and by formal petition dated September 27, 2001. See Exhibits D-1 and D-2. The order of the Vermont Public Service Board will be filed in an amendment to this Application/Declaration. See Exhibit D-3 to be filed by amendment.

         The sale of jurisdictional assets to Entergy pursuant to the PSA and approval of the 2001 Amendatory Agreements have been submitted for approval to the FERC. Appropriate proceedings were instituted before FERC by giving the required notice on October 17, 2001. See Exhibit D-4. The order of the FERC will be filed in an amendment to this Application/Declaration. See Exhibit D-5 to be filed by amendment.

         The sale of the Plant pursuant to the PSA will also require the transfer to Entergy of the NRC Operating License currently held by Vermont Yankee. The transfer of an operating license requires the consent of the NRC pursuant to Section 184 of the Atomic Energy Act, as amended, and the regulations promulgated thereunder, 10 CFR Sections 50.80 and 50.92. Appropriate proceedings were instituted before the NRC by application filed on October 5, 2001. See Exhibit D-6. The order of the NRC will be filed in an amendment to this Application/Declaration. See Exhibit D-7 to be filed by amendment.

         In addition, the PSA provides that certain private letter rulings be obtained from the United States Internal Revenue Service with respect to certain tax aspects of the proposed transactions as preconditions to the Closing under the PSA.

         Certain of the sponsoring utilities, including certain sponsoring utilities that are subsidiaries of the parties to this Application/Declaration, also require consents, approvals or waivers of jurisdiction by their respective state regulatory commissions with respect to their indirect participation in the transactions that are the subject matter of this Application/Declaration.

         No other state commission or any Federal commission, other than the Securities and Exchange Commission and those named above, has jurisdiction over the applicants' participation in the proposed transactions.

ITEM 5. Procedure

         (a) Vermont Yankee, National Grid USA, National Grid Group plc and Northeast Utilities do not request a hearing on this Application/Declaration and, because of the urgency of obtaining all the required regulatory approvals involved in the proposed transaction, request that the Commission's order be issued as soon as practicable and no later than [February 28, 2002] and that the authority granted remain in effect until December 31, 2002.

         (b) Without prejudice to their right to modify the same if a hearing should be ordered on this Application/Declaration, the applicants hereby make the following specifications required by paragraph (b) of Item 5 of Form U-1:

         (i), (ii) There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

         (iii) The Division of Investment Management may assist in the preparation of the Commission's decision.

         (iv) There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

         It is requested that the Commission send copies of all communications to counsel for the applicants as follows: Vermont Yankee: Hemmie Chang, Esq., Ropes & Gray, One International Place, Boston, Massachusetts 02110 and Nancy Malmquist, Esq., Downs Rachlin & Martin PLLC, P.O. Box 99, 90 Prospect Street, St. Johnsbury, Vermont 05819-0099; National Grid USA and National Grid Group plc: Kirk L. Ramsauer, Esq., 25 Research Drive, Westborough, Massachusetts 01582; and Northeast Utilities: Jeffrey Miller, Esq., Northeast Utilities Service Company, 107 Selden Street, Berlin, Connecticut 06037.

ITEM 6. Exhibits and Financial Statements

(a)      Exhibits:

         A        Not Applicable

         B-1      Purchase and Sale Agreement.

         B-2      Power Purchase Agreement.

         B-3      2001 Amendatory Agreement.

         B-4      Form of Security Agreement.

         C        Not Applicable

         D-l Letter dated August 22, 2001 giving notice of proposed transactions to Vermont Public Service Board ("PSB").

         D-2      Petition to PSB.

         D-3      Order of PSB.  To be filed by amendment.

         D-4      Petition to FERC.

         D-5      Order by FERC.  To be filed by amendment.

         D-6      Application to NRC. (Redacted)

         D-7      Order by NRC.  To be filed by amendment.

         E        Not Applicable

         F-1 Opinion of counsel as to matters required by Instructions F-(1) as to Exhibits to Form U-1. To be filed by amendment.

         G        Not applicable

         H        Proposed Form of Notice

(b)      Financial Statements:

         J-1      Audited Balance Sheet of Vermont Yankee as at December 31,
                  2000.

         J-2      Unaudited Balance Sheet of Vermont Yankee as at September 30,
                  2001.

         J-3 Audited Statement of Income for Vermont Yankee for the year ended December 31, 2000.

         J-4 Unaudited Statement of Income for Vermont Yankee for the nine-months ended September 30, 2001.

         Financial Statements of the top registered companies, National Grid USA, National Grid Group plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.

Item 7 - Information as to Environmental Effects.

         (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by their respective officers on their thereunto duly authorized.

                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.

                           NATIONAL GRID USA


                           By   /s/ Richard P. Sergel
                                -----------------------------------------------
                                Name: Richard P. Sergel
                                Title:  President


                           NATIONAL GRID GROUP PLC


                           By   /s/ Richard P. Sergel
                                -----------------------------------------------
                                Name: Richard P. Sergel
                                Title:  Group Director - North America


                           NORTHEAST UTILITIES


                           By   /s/ John B. Keane
                                -----------------------------------------------
                                Name: John B. Keane
                                Title:  Vice President - Administration


Date:  January 11, 2002

EXHIBIT B-1

                                                                  EXECUTION COPY



                      VERMONT YANKEE NUCLEAR POWER STATION

                           PURCHASE AND SALE AGREEMENT

                                 BY AND BETWEEN

              VERMONT YANKEE NUCLEAR POWER CORPORATION, as SELLER,

                  ENTERGY NUCLEAR VERMONT YANKEE, LLC, AS BUYER

                                       AND

                        ENTERGY CORPORATION, AS GUARANTOR

                             Dated: August 15, 2001



                                     B-1-1

                                TABLE OF CONTENTS

                                                                                   Page

ARTICLE I DEFINITIONS ..........................................................      1
1.1    Definitions .............................................................      1
1.2    Certain Interpretive Matters ............................................     17
ARTICLE II PURCHASE AND SALE ...................................................     17
2.1    Transfer of Assets ......................................................     17
2.2    Excluded Assets .........................................................     19
2.3    Assumed Liabilities and Obligations .....................................     21
2.4    Excluded Liabilities ....................................................     22
ARTICLE III THE CLOSING ........................................................     24
3.1    Closing .................................................................     24
3.2    Purchase Price; Payment .................................................     25
3.3    Adjustment to Cash Purchase Price .......................................     25
3.4    Allocation of Purchase Price ............................................     27
3.5    Prorations ..............................................................     28
3.6    Deliveries by the Seller ................................................     29
3.7    Deliveries by the Buyer .................................................     30
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLER ........................     31
4.1    Organization; Qualification .............................................     31
4.2    Authority ...............................................................     31
4.3    Consents and Approvals; No Violation ....................................     31
4.4    Financial Statements ....................................................     32
4.5    Reports .................................................................     33
4.6    Accounting Methods ......................................................     33
4.7    Title and Related Matters ...............................................     33
4.8    Real Property Agreements ................................................     33
4.9    Insurance ...............................................................     33
4.10   Environmental Matters; etc ..............................................     34
4.11   Labor Matters ...........................................................     34
4.12   ERISA; Benefit Plans ....................................................     35
4.13   Real Property; Plant and Equipment ......................................     37
4.14   Condemnation; Public Improvements .......................................     37
4.15   Certain Contracts and Arrangements ......................................     38
4.16   Legal Proceedings, etc ..................................................     38
4.17   Permits; Compliance with Law ............................................     38
4.18   NRC Licenses ............................................................     39
4.19   Regulation as a Utility .................................................     39
4.20   Qualified Decommissioning Fund ..........................................     39
4.21   Nonqualified Decommissioning Fund .......................................     41


                                     B-1-2

4.22   Zoning Classification ...................................................     42
4.23   Intellectual Property ...................................................     42
4.24   Taxes ...................................................................     42
4.25   Operability .............................................................     43
4.26   Brokers' Fees ...........................................................     43
4.27   Disclaimer ..............................................................     43
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BUYER AND GUARANTOR ............     44
5.1    Organization ............................................................     44
5.2    Authority ...............................................................     44
5.3    Consents and Approvals; No Violation ....................................     45
5.4    Availability of Funds ...................................................     45
5.5    Legal Proceedings .......................................................     45
5.6    WARN Act ................................................................     45
5.7    "As Is Sale" ............................................................     46
5.8    Affiliate Guaranty ......................................................     46
5.9    Qualified Buyer .........................................................     46
5.10   Brokers' Fees ...........................................................     46
ARTICLE VI COVENANTS OF THE PARTIES ............................................     47
6.1    Conduct of Business During the Interim Period ...........................     47
6.2    Access to Information ...................................................     50
6.3    Expenses ................................................................     52
6.4    Further Assurances; Cooperation .........................................     52
6.5    Public Statements .......................................................     54
6.6    Notices, Consents and Approvals .........................................     54
6.7    Interim Period Notice ...................................................     55
6.8    Employees ...............................................................     57
6.9    Risk of Loss ............................................................     61
6.10   Decommissioning Funds ...................................................     62
6.11   Spent Nuclear Fuel Fees .................................................     62
6.12   Department of Energy Decontamination and Decommissioning Fees ...........     63
6.13   Cooperation Relating to Insurance and Price-Anderson Act ................     63
6.14   Tax Clearance Certificates ..............................................     63
6.15   Nuclear Insurance Policies ..............................................     63
6.16   Private Letter Ruling Requests ..........................................     64
6.17   Tax Matters .............................................................     64
6.18   Intentionally Omitted ...................................................     65
6.19   Decommissioning .........................................................     65
6.20   Guarantee ...............................................................     65
ARTICLE VII CONDITIONS .........................................................     69
7.1    Conditions to Obligations of the Buyer ..................................     69
7.2    Conditions to Obligations of the Seller .................................     72
ARTICLE VIII CONFIDENTIALITY ...................................................     73


                                     B-1-3

ARTICLE IX INDEMNIFICATION .....................................................     75
9.1    Indemnification .........................................................     75
9.2    Defense of Claims .......................................................     76
ARTICLE X TERMINATION ..........................................................     78
10.1   Termination .............................................................     78
10.2   Procedure and Effect of No-Default Termination ..........................     79
ARTICLE XI MISCELLANEOUS PROVISIONS ............................................     80
11.1   Amendment and Modification ..............................................     80
11.2   Waiver of Compliance; Consents ..........................................     80
11.3   Survival of Representations, Warranties, Covenants and Obligations ......     80
11.4   Notices .................................................................     80
11.5   Assignment ..............................................................     81
11.6   Governing Law ...........................................................     82
11.7   Attorney-Client Matters .................................................     82
11.8   Counterparts ............................................................     83
11.9   Interpretation ..........................................................     83
11.10  Schedules and Exhibits ..................................................     83
11.11  Entire Agreement ........................................................     83
11.12  Bulk Sales Laws .........................................................     83


                                     B-1-4

                         LIST OF EXHIBITS AND SCHEDULES

                                    EXHIBITS

Exhibit A         Form of Assignment and Assumption Agreement

Exhibit B         Form of Bill of Sale

Exhibit C         Form of FIRPTA Affidavit

Exhibit D         Form of Interconnection Agreement

Exhibit E         Form of Power Purchase Agreement

Exhibit F         Form of Quit Claim Deed

Exhibit G         Form of Opinion from Seller's Counsel

Exhibit H         Form of Opinion from Buyer's Counsel

Exhibit I         Title Commitment

Exhibit J         Form of 2001 Amendatory Agreement

Exhibit K         Form of Security Agreement

SCHEDULES

1.1(2)(A)         Adjusted Book Value - Nuclear Fuel

1.1(2)(B)         Adjusted Book Value - Inventory

1.1(87)           Licensed Intellectual Property

1.1(102)          Nuclear Insurance Policies

1.1(146)          Sponsors

1.1(157)          Transferable Permits

2.1(a)            Description of Real Property

2.1(g)            Excluded Documents


                                     B-1-5

2.1(j)            Owned Intellectual Property

2.2(e)            Seller's Tariffs and Power Sales Arrangements

2.2(h)            Seller's Intercompany Transactions

2.3(a)            Excluded Seller's Agreements

3.3(a)(ii)        Required Capital Expenditure Amount

4.3(a)            Seller's Third Party Consents

4.3(b)            Seller's Required Regulatory Approvals

4.4(b)            Disclosed Conditions

4.7               Exceptions to Title

4.8               Real Property Agreements

4.9               Insurance Policies and Exceptions

4.10              Environmental Matters

4.11              Labor Matters

4.12(a)           Benefit Plans

4.12(b)           Benefit Plan Exceptions

4.12(f)           Benefit Plan Modifications

4.13(b)           Description of Major Equipment Components and Personal
                  Property

4.15(a)           List of Seller's Agreements

4.15(b)           Agreement Exceptions

4.15(c)           Agreement Defaults

4.16              Legal Proceedings and Court Orders

4.17(a)           Permit Notices

4.17(b)           List of Material Permits (other than Transferable Permits)


                                     B-1-6

4.18(a)           NRC Notifications

4.18(b)           List of Material NRC Licenses

4.20(d)           Financial Matters Relating to Qualified Decommissioning Fund

4.20(f)           Tax Matters Relating to Qualified Decommissioning Fund

4.21(d)           Financial Matters Relating to Nonqualified Decommissioning
                  Fund

4.22              Zoning Classification

4.23              Exceptions to Intellectual Property

4.24              Taxes

5.3(a)            Buyer's Third Party Consents

5.3(b)            Buyer's Required Regulatory Approvals

6.1(a)(vi)        Seller's Operating and Capital Budgets for 2001 and Tentative
                  Operating and Capital Budget for 2002

6.1(a)(ix)        Changes to Employment Arrangements

6.4(e)            Office Space Provided by Buyer to Seller

7.2(n)            Buyer's Financial Arrangements


                                     B-1-7

                           PURCHASE AND SALE AGREEMENT

         PURCHASE AND SALE AGREEMENT, dated as of August 15, 2001 (the "Effective Date"), by and among Vermont Yankee Nuclear Power Corporation, a Vermont corporation ("VYNPC" or "Seller"), Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company ("Buyer"), and Entergy Corporation, a Delaware corporation ("Guarantor"). The Seller and the Buyer are referred to individually as a "Party," and collectively as the "Parties."

                               W I T N E S S E T H

         WHEREAS, the Seller owns the Vermont Yankee Nuclear Power Station ("VYNPS"), NRC Operating License No. DPR-28, located in Vernon, Vermont, and certain facilities and other assets associated therewith and ancillary thereto; and

         WHEREAS, the Buyer desires to purchase and assume, and the Seller desires to sell and assign, the Acquired Assets (as defined in Section 2.1 below) and certain associated liabilities, upon the terms and conditions hereinafter set forth in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

         1.1 Definitions. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

         (1)      "Acquired Assets" has the meaning set forth in Section 2.1.

         (2) "Adjusted Book Value" means the value on the books of the Seller determined in accordance with generally accepted accounting principles consistent with the Seller's past practices and as more fully described in Schedule 1.1(2)(A) with respect to the Seller's Nuclear Fuel and in Schedule 1.1(2)(B) with respect to the Seller's Inventory, as of the date a calculation is to be made, of a specified asset adjusted to reinstate any amounts theretofore eliminated, in accordance with an order issued by FERC, to reflect the amortization of the projected value of such asset at the end-of-life of the Facility.

         (3) "Affiliate" has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

         (4) "Agreement" or "PSA Agreement" means this Purchase and Sale Agreement together with the Schedules and Exhibits hereto, as the same may be amended from time to time.


                                     B-1-8

         (5) "Amendatory Agreement" means the 2001 Amendatory Agreement, dated as of the Effective Date, between the Seller and each of the Sponsors, substantially in the form of Exhibit J hereto.

         (6) "Ancillary Agreements" means the Assignment and Assumption Agreement, the Interconnection Agreement, each Amendatory Agreement, the Power Purchase Agreement, the Security Agreement and the Buyer's Post-Closing Decommissioning Trust Agreement, as the same may be amended from time to time.

         (7)      "ANI" means American Nuclear Insurers.

         (8) "Assignment and Assumption Agreement" means the Assignment and Assumption Agreement between the Seller and the Buyer, substantially in the form of Exhibit A hereto.

         (9) "Assumed Liabilities and Obligations" has the meaning set forth in Section 2.3.

         (10)     "Assumed Thrift Plans" has the meaning set forth in Section
                  6.8(h).

         (11) "Atomic Energy Act" means the Atomic Energy Act of 1954, as amended, or any successor statute.

         (12) "Benefit Plans" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan or material fringe benefit plan or program or (e) profit sharing, bonus, deferred compensation, incentive, severance, employee retention and hiring, supplemental employee retirement plan, or other benefit plan.

         (13) "Bill of Sale" means the Bill of Sale, substantially in the form of Exhibit B hereto, to be delivered at the Closing.

         (14) "Business Day" means any day other than Saturday, Sunday and any day on which banking institutions in the State of Vermont are authorized by law or other governmental action to close.

         (15)     "Buyer" has the meaning set forth in the preamble.

         (16)     "Buyer Indemnitee" has the meaning set forth in Section
                  9.1(b).


                                     B-1-9

         (17) "Buyer's Post-Closing Decommissioning Trust Agreement" means the decommissioning trust agreement between the Buyer and a trustee, in form and substance reasonably satisfactory to the Seller, pursuant to which the assets of the Decommissioning Funds to be transferred by the Seller at the Closing pursuant to Section 6.10 hereof will be held in trust for the ultimate Decommissioning of the Facility.

         (18) "Buyer's Required Regulatory Approvals" has the meaning set forth in Section 5.3(b).

         (19) "Byproduct Material" means any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to the radiation incident to the process of producing or utilizing Special Nuclear Material.

         (20)     "Cash Purchase Price" has the meaning set forth in Section
                  3.2.

         (21)     "Closing" has the meaning set forth in Section 3.1.

         (22)     "Closing Adjustment" has the meaning set forth in Section
                  3.3(b).

         (23)     "Closing Date" has the meaning set forth in Section 3.1.

         (24) "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the applicable rules and regulations thereunder.

         (25)     "Code" means the Internal Revenue Code of 1986, as amended.

         (26) "Commercially Reasonable Efforts" means efforts which are designed to enable a Party, directly or indirectly, to satisfy its obligations hereunder, or otherwise assist in the consummation of, the transactions contemplated by this Agreement and which do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are customary and reasonable in nature and amount in the context of the transactions contemplated by this Agreement.

         (27) "Confidentiality Agreement" means the Confidentiality Agreement, dated April 16, 2001, between the Seller and the Buyer.

         (28) "Decommissioning" means the complete retirement and removal of the Facility from service and the restoration of the Vernon Site, as well as any planning and administrative activities incidental thereto, including, without limitation, (a) the dismantlement, decontamination, storage and/or entombment of the Facility, in whole or in part, and any reduction or removal, whether before or after termination of the NRC license for the Facility, of radioactivity at the Vernon Site and (b) all activities necessary for the retirement, dismantlement and


                                     B-1-10
                  decontamination of the Facility to comply with all applicable Nuclear Laws and Environmental Laws, including the applicable requirements of the Atomic Energy Act and the NRC's rules, regulations and orders thereunder, the NRC Licenses for the Facility and any related decommissioning plan and all applicable requirements of Vermont laws and regulations and other applicable laws.

         (29) "Decommissioning Expense" means a "specified liability or loss which is attributable to amounts incurred in the decommissioning of a nuclear power plant" (as that phrase is used in Section 172(f)(3) of the Code) or other expense incurred in Decommissioning.

         (30) "Decommissioning Funds" means the Qualified Decommissioning Fund and the Nonqualified Decommissioning Fund.

         (31) "Department of Energy" or "DOE" means the United States Department of Energy and any successor agency thereto.

         (32) "Department of Energy Decontamination and Decommissioning Fees" means all fees related to the Department of Energy's Special Assessment of utilities for the Uranium Enrichment Decontamination and Decommissioning Fund pursuant to Sections 1801, 1802 and 1803 of the Atomic Energy Act and the Department of Energy's implementing regulations at 10 C.F.R.
                  Part 766, or any similar fees assessed under amended or superseding statutes or regulations applicable to separative work units purchased from the Department of Energy in order to decontaminate and decommission the Department of Energy's gaseous diffusion enrichment facilities.

         (33) "Department of Justice" means the United States Department of Justice and any successor agency thereto.

         (34)     "Direct Claim" has the meaning set forth in Section 9.2(d).

         (35) "DOE Standard Contract" means the contract for Disposal of Spent Nuclear Fuel and/or High Level Radioactive Waste, No. DE-CR01-83NE4431, dated as of June 10, 1983 between the Department of Energy and the Seller.

         (36) "Easement Agreement" means, collectively, the Easement Agreement between VELCO and the Buyer in form and substance reasonably satisfactory to the Buyer.

         (37) "Easements" means, with respect to the Acquired Assets, the easements, licenses and access rights granted by the Buyer to VELCO pursuant to the Interconnection Agreement or that may be granted to VELCO pursuant to the Easement Agreement, or that may be granted in instruments conveying Real Property from


                                     B-1-11
                  the Seller to the Buyer, including, without limitation, easements authorizing access, use, maintenance, construction, repair, replacement, transmission line use and other activities by VELCO or the Buyer, as the case may be, all in form and substance reasonably satisfactory to the Buyer.

         (38) "Effective Date" has the meaning set forth in the Preamble hereto.

         (39) "Employee Pension Benefit Plan" has the meaning set forth in ERISA Section 3(2).

         (40) "Employee Welfare Benefit Plan" has the meaning set forth in ERISA Section 3(1).

         (41) "Encumbrances" means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, zoning limitations, conservation easements, deed restrictions, easements, encumbrances and charges of any kind.

         (42) "Energy Reorganization Act" means the Energy Reorganization Act of 1974, as amended.

         (43) "Environment" means all soil, land surface or subsurface strata, real property, surface waters (including navigable waters, streams, ponds, drainage basins and wetlands), ground water, water body sediments, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life (including fish and all other aquatic life) and any other environmental medium, or natural resource.

         (44) "Environmental Claim" means any and all pending administrative or judicial actions, suits, orders, claims, liens, notices, notices of violation, investigations, complaints, requests for information, proceedings or other written communication, whether criminal or civil, pursuant to or relating to any applicable Environmental Law by any Person (including, without limitation, any Governmental Authority, private person and citizens' group) based upon, alleging, asserting or claiming any actual or potential (a) violation of, or liability under, any Environmental Law, (b) violation of any Environmental Permit, or (c) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines or penalties arising out of, based on, resulting from or related to, the presence, Release or threatened Release into the Environment of any Hazardous Substances at any location related to the Acquired Assets, including, without limitation, any off-Site location to which Hazardous Substances, or materials containing Hazardous Substances, were sent for handling, storage, treatment or disposal.

         (45) "Environmental Clean-up Site" means any location which is listed on the National Priorities List or any comparable state list of sites requiring investigation or clean-


                                     B-1-12
                  up, or which is subject to any pending action, suit, proceeding or investigation related to or arising from any alleged violation of any Environmental Laws.

         (46) "Environmental Condition" means the presence or Release into the Environment, whether at the Site or at an off-Site location, of Hazardous Substances, including, without limitation, any migration of those Hazardous Substances through air, soil or groundwater to or from the Site or any off-Site location regardless of when such presence or Release occurred or is discovered.

         (47) "Environmental Laws" means all applicable federal, state and local, civil and criminal laws, regulations or legal requirements relating to pollution or protection of the Environment, natural resources or public health and safety, including, without limitation, laws relating to Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport, disposal or handling of Hazardous Substances. "Environmental Laws" include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Sections 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Sections 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. Sections 1251 et seq.), the Clean Air Act (42 U.S.C. Sections 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601 et seq.), the Oil Pollution Act (33 U.S.C. Sections 2701 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. Sections 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. Sections 651 et seq.), Chapters 23, 47, 48, 49, 56, 59, 61,
                  123, 157 and 201 of Title 10 of the Vermont Statutes and all other state laws analogous to any of the above. Notwithstanding the foregoing, Environmental Laws do not include Nuclear Laws.

         (48) "Environmental Permit" means any federal, state or local permits, licenses, approvals, consents or authorizations required by any Governmental Authority under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

         (49) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         (50)     "ERISA Affiliate" has the meaning set forth in Section 2.4(h).

         (51)     "ERISA Affiliate Plans" has the meaning set forth in Section
                  2.4(h).

         (52)     "Estimated Adjustment" has the meaning set forth in Section
                  3.3(b).

         (53)     "Estimated Closing Statement" has the meaning set forth in
                  Section 3.3(b).


                                     B-1-13

         (54) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         (55)     "Excluded Assets" has the meaning set forth in Section 2.2.

         (56)     "Excluded Liabilities" has the meaning set forth in Section
                  2.4.

         (57) "Facility" means the nuclear generating station, facilities, equipment, supplies and improvements owned by the Seller and included in the Acquired Assets.

         (58)     "Federal Power Act" means the Federal Power Act, as amended.

         (59) "Federal Trade Commission" means the United States Federal Trade Commission and any successor agency thereto.

         (60) "FERC" means the United States Federal Energy Regulatory Commission and any successor agency thereto.

         (61) "FERC Order" means the Order for Interim Implementation for Services Rendered from July 1, 2001 in FERC Docket Nos. EC00-46-000, etc.

         (62) "Final Safety Analysis Report" or "FSAR" means the report, as updated, that is required to be maintained for VYNPS in accordance with the requirements of 10 C.F.R. Section 50.71(e).

         (63) "FIRPTA Affidavit" means the Foreign Investment in Real Property Tax Act Certification and Affidavit, substantially in the form of Exhibit C hereto.

         (64) "Good Utility Practices" means any of the practices, methods and activities approved by a significant portion of the electric utility industry in the United States as good practices applicable to nuclear generating facilities of similar design, size and capacity during the relevant time period or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, expedition and applicable law and assuring safety and protection of the public. Good Utility Practices are not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry.

         (65) "Governmental Authority" means any federal, state, local, provincial, foreign or other governmental, regulatory or administrative agency, commission, body, department, board, or other governmental subdivision, court, tribunal, arbitrating body or other governmental authority.


                                     B-1-14

         (66)     "Guarantor" means Entergy Corporation.

         (67) "Hazardous Substances" means (a) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants" or words of similar meaning and regulatory effect under any applicable Environmental Law, and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law, excluding, however, any Nuclear Material to the extent regulated by Nuclear Laws.

         (68)     "High Level Waste" means (a) irradiated nuclear reactor fuel,
                  (b) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel, (c) solids into which such liquid wastes have been converted, or (d) any other material containing radioactive nuclides in concentrations or quantities that exceed NRC requirements for classification as Low Level Waste.

         (69) "High Level Waste Repository" means a facility which is designed, constructed and operated by or on behalf of the Department of Energy for the storage and disposal of Spent Nuclear Fuel and other High Level Waste in accordance with the requirements set forth in the Nuclear Waste Policy Act.

         (70) "Holding Company Act" means the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations promulgated thereunder.

         (71) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         (72) "IBEW" means Local Union 300 of the International Brotherhood of Electrical Workers.

         (73) "IBEW Collective Bargaining Agreement" means at any given time either (i) the Agreement as to Wages, Working Conditions and Seniority between Vermont Yankee Nuclear Power Corporation and Local Union 300 International Brotherhood of Electrical Workers for term beginning June 27, 1997 and ending June 19, 2000, as supplemented by the Letter of Understanding titled "12 hour Shift" dated September 23, 1998 and the Letter of Understanding titled "New Working Hours" dated January 26, 1999, as extended to August 20, 2001 by the


                                     B-1-15

                  Agreement for Extension of Existing Labor Agreement, dated April 4, 2000, and the Memorandum of Understanding between VYNPC and IBEW 300, Unit 8, dated March 28, 2001, while in effect (the "Old IBEW Contract"), or (ii) the Agreement as to Wages, Working Conditions and Seniority between VYNPC and IBEW commencing on or after August 21, 2001, while in effect, or
                  (iii) if neither clause (i) nor (ii) applies, the then existing agreement or arrangement with the IBEW which is in effect.

         (74)     "Income Tax" means any federal, state, local or foreign Tax
                  (a) based upon, measured by or calculated with respect to net income, profits or receipts (including, without limitation, capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including, without limitation, corporate franchise taxes) if one or more of the bases on which such Tax may be based, measured by or calculated with respect to, is described in clause (a), in each case together with any interest, penalties or additions to such Tax.

         (75)     "Indemnifiable Loss" has the meaning set forth in Section
                  9.1(a).

         (76)     "Indemnifying Party" has the meaning set forth in Section
                  9.1(c).

         (77) "Indemnitee" means a Buyer Indemnitee or a Seller Indemnitee, as the case may be.

         (78) "Independent Accounting Firm" means such independent accounting firm of national reputation as is mutually appointed by the Seller and the Buyer.

         (79) "Inspection" means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by the Buyer or its Representatives with respect to the Acquired Assets prior to the Closing.

         (80) "Intellectual Property" means all trade secrets, copyrights, copyright applications, patents, patent applications, patent rights, trademarks, trademark rights, trademark applications, trade names, service marks, service mark applications, inventions, computer programs and other computer software, inventions, designs, samples, specifications, schematics, know-how, proprietary processes, domain names, websites, source and object code and other intellectual property rights.

         (81) "Interconnection Agreement" means the Interconnection Agreement between VELCO and Buyer, substantially in the form of Exhibit D hereto.

         (82)     "Interim Period" has the meaning set forth in Section 6.1(a).

         (83) "Inventories" means the alternative fuel (non-Nuclear Fuel) inventories and the materials, spare parts, consumable supplies and chemical inventories relating to


                                     B-1-16
                  the operation of the Facility located at, or in transit to, the Site or identified in Schedule 4.13(b) hereto.

         (84) "IRS" means the United States Internal Revenue Service and any successor agency thereto.

         (85) "Knowledge" means the actual knowledge of the corporate officers, after reasonable inquiry of the specified Person charged with responsibility for the subject matter of the inquiry, at the date of this Agreement, or, with respect to any certificate delivered pursuant hereto, the date of delivery of the certificate.

         (86) "Liability" or "Liabilities" means any liability, responsibility or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including, without limitation, any liability for Taxes.

         (87) "Licensed Intellectual Property" means all Intellectual Property used in the operation of the Acquired Assets which Seller has licensed from third parties. All Licensed Intellectual Property is set forth in Schedule 1.1(87).

         (88) "Loss" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including, without limitation, all Remediation costs, fees of attorneys, accountants and other experts, or other expenses of litigation or proceedings or of any claim, default or assessment).

         (89) "Low Level Waste" means waste material, including mixed waste, which contains radioactive nuclides emitting primarily beta or gamma radiation, or both, in concentrations or quantities which exceed applicable federal or state standards for unrestricted release. Low Level Waste does not include waste containing more than ten (10) nanocuries of transuranic contaminants per gram of material, Spent Nuclear Fuel, or material classified as either High Level Waste or waste which is unsuited for disposal by near-surface burial under any applicable federal regulations. Notwithstanding the foregoing, the Seller's spare low pressure turbine assembly does not constitute Low Level Waste.

         (90) "Material Adverse Effect" means when used in connection with any Party, any change, effect, event, occurrence or state of facts materially adversely affecting the operations of the Acquired Assets and (a) that could reasonably be expected to require the expenditures within three years following the Effective Date of singly in excess of $1,000,000, or in excess of $2,500,000 in the aggregate or (b) that prevents, or would reasonably be likely to prevent, a Party from performing any of its material obligations under this Agreement or the consummation of the transactions contemplated hereby; provided that any such change, effect, event,


                                     B-1-17
                  occurrence or state of facts that is cured prior to the Closing at the expense of such affected Party shall not be considered a Material Adverse Effect; and provided, further, that Material Adverse Effect shall not include any such change, effect, event, occurrence or state of facts (individually or taken together) generally affecting the international, national, regional or local electric industry as a whole or nuclear generating facilities or their operations or operators as a whole which does not affect the Acquired Assets or the Parties in any manner or degree significantly different from the industry as a whole, including, without limitation, (a) changes in wholesale or retail markets for electric power or fuel used in connection with the Acquired Assets, (b) changes (individually or taken together) in the North American, national, regional, or local electric transmission systems or operations thereof or (c) any change or effect resulting from action or inaction by a Governmental Authority with respect to an independent system operator or retail access in Vermont.

         (91) "Mortgage Indentures" means the First Mortgage Indenture, dated as of October 1, 1970, as amended, between the Seller and The Chase Manhattan Bank, as successor trustee, and the Second Mortgage, Fixture Filing and Security Agreement and the Security Agreement, both dated as of August 13, 2001 and between the Seller and The Bank of New York, as Agent Bank.

         (92) "National Labor Relations Board" means the United States National Labor Relations Board and any successor agency thereto.

         (93)     "NEIL" means Nuclear Electric Insurance Limited.

         (94) "NEPOOL" means the New England Power Pool, established by the NEPOOL Agreement, or its successor.

         (95) "NEPOOL Agreement" means the agreement establishing NEPOOL, dated September 1, 1971, as amended by the Restated NEPOOL Agreement filed with FERC on December 31, 1996, as finally approved by FERC and as further amended from time to time.

         (96) "Nonqualified Decommissioning Fund" means the external trust fund, that does not meet the requirements of Code Section 468A and Treas. Reg. Section 1.468A-5, maintained by the Seller with respect to the Facility prior to the Closing pursuant to the Seller's Decommissioning Trust Agreement.

         (97) "Non-Transferred Employees" means employees of the Seller who do not accept an offer of employment from the Buyer.

         (98) "Non-Union Employee" means any employee of the Seller employed as of the Closing Date who provides services with respect to the Acquired Assets and is not


                                     B-1-18
                  in a bargaining unit represented by the IBEW or any other properly recognized or certified collective-bargaining representative.

         (99) "NRC" means the United States Nuclear Regulatory Commission and any successor agency thereto.

         (100) "NRC Licenses" means any and all licenses, permits, approvals or other official acts by the NRC on the basis of which the Seller is authorized to own, possess and operate the Facility and Nuclear Material prior to the Closing Date, including, without limitation, the Operating License No. DPR-28, granted to the Seller by the Atomic Energy Commission, the predecessor of the NRC, which expires on March 21, 2012.

         (101) "Nuclear Fuel" means all fuel assemblies in the Facility reactor on the Closing and any irradiated fuel assemblies that have been temporarily removed from the Facility reactor as of the Closing and all unirradiated fuel assemblies awaiting insertion into the Facility reactor, as well as all fuel assembly constituents (including uranium in any form and separative work units) in any stage of the fuel cycle which are in the process of fabrication for use in the Facility, which are owned by the Seller on the Closing Date or which have been paid for by the Seller prior to the Closing.

         (102) "Nuclear Insurance Policies" means the insurance policies set forth in Schedule 1.1(102).

         (103) "Nuclear Laws" means all applicable federal, state and local, civil and criminal laws, regulations, rules, and other legal requirements relating to the regulation of nuclear power plants, Source Material, Byproduct Material and Special Nuclear Material; the regulation of Low Level Waste and High Level Waste; the transportation and storage of Nuclear Material; the regulation of Safeguards Information; the regulation of nuclear fuel; the enrichment of uranium; the disposal and storage of High Level Waste and Spent Nuclear Fuel; contracts for and payments into the Nuclear Waste Fund; and, as applicable, the antitrust laws and the Federal Trade Commission Act to specified activities or proposed activities of certain licensees of commercial nuclear reactors, but shall not include Environmental Laws. "Nuclear Laws" include the Atomic Energy Act, the Price-Anderson Act, the Energy Reorganization Act, Convention on the Physical Protection of Nuclear Material Implementation Act of 1982 (Public Law 97 - 351; 96 Stat. 1663), the Foreign Assistance Act of 1961 (22 U.S.C. Section 2429 et seq.), the Nuclear Non-Proliferation Act of 1978 (22 U.S.C. Section 3201), the Low-Level Radioactive Waste Policy Act (42 U.S.C. Section 2021b et seq.), the Nuclear Waste Policy Act, the Low-Level Radioactive Waste Policy Amendments Act of 1985 (42 U.S.C. Section 2021d,
                  471), and the Energy Policy Act of 1992 (4 U.S.C. Section 13201 et


                                     B-1-19
                  seq.), any Vermont laws analogous to the foregoing and the NRC rules and all rules, regulations and orders promulgated or issued under any of the foregoing.

         (104) "Nuclear Material" means Source Material, Special Nuclear Material, Low Level Waste, High Level Waste, Byproduct Material and Spent Nuclear Fuel.

         (105) "Nuclear Waste Fund" means the fund established by the Department of Energy under the Nuclear Waste Policy Act in which the Spent Nuclear Fuel Fees to be used for the design, construction and operation of a High Level Waste Repository and other activities related to the storage and disposal of Spent Nuclear Fuel and/or High Level Waste are deposited.

         (106) "Nuclear Waste Policy Act" means the Nuclear Waste Policy Act of 1982, as amended.

         (107) "Owned Intellectual Property" means all Intellectual Property the Seller has ownership of used in the operation of the Acquired Assets. All Owned Intellectual Property is set forth in Schedule 2.1(j).

         (108) "Party" (and the corresponding term "Parties") has the meaning set forth in the preamble.

         (109)    "Permits" has the meaning set forth in Section 4.17(a).

         (110) "Permitted Encumbrances" means (a) the Easements, (b) those exceptions to title to the Acquired Assets listed in part A of
                  Schedule 4.7 with respect to the Real Property, or listed in part B of Schedule 4.7 with respect to Tangible Personal Property, (c) with respect to any date before the Closing, Encumbrances created by the Mortgage Indentures, (d) statutory liens for Taxes or other governmental charges or assessments not yet due or delinquent, or the validity of which is being contested in good faith by appropriate proceedings, provided that the aggregate amount being so contested does not exceed $500,000, subject to Proration as provided herein, (e) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Seller or the validity of which is being contested in good faith, and which do not, individually or in the aggregate, exceed $500,000; provided that Seller shall use commercially reasonable efforts to attempt to cause the company issuing the title insurance policy under the Title Commitment to omit such liens from the title insurance policy referred to in Section 7.1(h), (f) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Authorities which do not, individually or in the aggregate, materially detract from the value of the Acquired Assets as currently used or materially interfere with the present use or operation of the Acquired Assets and neither secure indebtedness nor,


                                     B-1-20
                  individually or in the aggregate, result in a Material Adverse Effect, (g) such easements or claims of easements not shown by the public records, boundary line disputes (other than the boundary line dispute identified in Special Exception 44 of
                  Schedule 4.7 hereto), overlaps, encroachments and any other matters not of record disclosed in the surveys delivered pursuant to Section 4.13(a), and (h) such minor liens, imperfections in or failure of title, charges, easements, leases, licenses, restrictions, Encumbrances and defects in title including additional survey matters of a type referred to in clause (g), above, which do not, individually or in the aggregate, materially detract from the value of the Acquired Assets as currently used or materially interfere with the present use or operation of the Acquired Assets and neither secure indebtedness nor, individually or in the aggregate, result in a Material Adverse Effect.

         (111) "Person" means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization or Governmental Authority.

         (112) "Post-Closing Adjustment" has the meaning set forth in Section 3.3(c).

         (113) "Post-Closing Statement" has the meaning set forth in Section 3.3(c).

         (114) "Power Purchase Agreement" or "PPA" means the Power Purchase Agreement between VYNPC and the Buyer, in the form of Exhibit E hereto.

         (115) "Price-Anderson Act" means Section 170 of the Atomic Energy Act and related provisions of Section 11 of the Atomic Energy Act.

         (116)    "Private Letter Ruling Requests" is defined in Section 6.16.

         (117) "Proposed Post-Closing Adjustment" has the meaning set forth in Section 3.3(c).

         (118) "Proprietary Information" of a Party means all information about the Party or its Affiliates, including their respective properties or operations, furnished to the other Party or its Representatives by the Party or its Representatives, after the Effective Date, regardless of the manner or medium in which it is furnished, including information provided to a Party pursuant to the Confidentiality Agreement. Proprietary Information does not include information that (a) is or becomes generally available to the public (other than as a result of a disclosure by the other Party or its Representatives in violation of a confidentiality agreement),
                  (b) was available to the other Party on a nonconfidential basis prior to its disclosure by the Party or its Representatives, (c) becomes available to the other Party on a nonconfidential basis from a Person, other than the Party or its Representatives, who is not otherwise bound by a confidentiality agreement with the Party or its Representatives, or is not otherwise under any obligation to the


                                     B-1-21

                  Party or any of its Representatives not to transmit the information to the other Party or its Representatives, or (d) is independently developed by the other Party.

         (119)    "Purchase Price" has the meaning set forth in Section 3.2.

         (120) "Qualified Decommissioning Fund" means the external trust fund that meets the requirements of Section 468A of the Code and Treas. Reg. Section 1.468A-5 created pursuant to the Seller's Decommissioning Trust Agreement and maintained by the Seller with respect to the Facility prior to the Closing.

         (121)    "Real Property" has the meaning set forth in Section 4.13(a).

         (122)    "Receiving Party" has the meaning set forth in Section 6.7(f).

         (123)    "Real Property Agreements" has the meaning set forth in
                  Section 4.8.

         (124) "Refueling Outage" means the refueling outage number RFO 23 for VYNPS currently scheduled to commence in October, 2002, including the refueling of VYNPS and the performance of certain maintenance, inspection and other work in connection therewith.

         (125) "Release" means any actual spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the Environment.

         (126) "Remediation" means action of any kind to address a Release, the threat of a Release or the presence of Hazardous Substances at the Site or an off-Site location, including, without limitation, any or all of the following activities to the extent they relate to or arise from the presence of a Hazardous Substance at the Site or an off-Site location: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies for any such activity; (d) obtaining a written notice from a Governmental Authority with jurisdiction over the Site or an off-Site location under Environmental Laws that no material additional work is required by such Governmental Authority; (e) the use, implementation, application, installation, operation or maintenance of remedial or removal actions on the Site or an off-Site location, remedial technologies applied to the surface or subsurface soils, excavation and off-Site treatment or disposal of soils, systems for long term treatment of surface water or groundwater, engineering controls or institutional controls; and (f) any other activities reasonably determined by a Party to be necessary or appropriate or required under Environmental Laws to address the presence or Release of Hazardous Substances at the Site or an off-Site location.


                                     B-1-22

         (127)    "Replacement Welfare Plans" has the meaning set forth in
                  Section 6.8(g).

         (128) "Representatives" of a Party means the Party and its Affiliates and their directors, officers, employees, agents, partners and advisors (including, without limitation, accountants, counsel, environmental consultants, financial advisors and other authorized representatives).

         (129)    "Requested Rulings" has the meaning set forth in Section 6.16.

         (130) "Required Capital Expenditure Amount" shall mean the aggregate amount to be spent for each capital project in the years 2001 and 2002, as set forth in Schedule 3.3(a)(ii).

         (131) "Safeguards Information" means information not otherwise classified as national security information or restricted data under NRC's regulations which specifically identifies an NRC licensee's detailed (a) security measures for the physical protection of Special Nuclear Material or (b) security measures for the physical protection and location of certain plant equipment vital to the safety of production or utilization Facility.

         (132) "SEC" means the United States Securities and Exchange Commission and any successor agency thereto.

         (133) "Security Agreement" means the Security Agreement, dated as of the Closing Date, between the Buyer, as secured party, and the Seller, as grantor, creating a security interest in the Amendatory Agreements and the power payments due under the Amendatory Agreements, in form satisfactory to the Parties, substantially in the form of Exhibit K hereto.

         (134)    "Seller" has the meaning set forth in the preamble.

         (135)    "Seller Indemnitee" has the meaning set forth in Section
                  9.1(a).

         (136) "Seller's Agreements" means those contracts, agreements, licenses and leases relating to the ownership, operation and maintenance of the Acquired Assets as more particularly described in Section 4.15(a) and those entered into after the date hereof by the Seller in accordance with this Agreement and any others which singly involve less than $25,000 and in the aggregate involve no more than $500,000.

         (137) "Seller's Decommissioning Trust Agreement" means the Indenture of Trust, dated as of March 11, 1988, as amended, between the Seller and The Bank of New York, as successor trustee.

         (138)    "Seller's Defined Benefit Plans" has the meaning set forth in
                  Section 6.8(i).


                                     B-1-23

      (139) "Seller's Required Regulatory Approvals" has the meaning set forth in Section 4.3(b).

      (140) "Seller's Retiree Welfare Plans" has the meaning set forth in
            Section 6.8(j).

      (141) "Site" means the parcels of land included in the Real Property (described in Schedule 2.1(a)). Any reference to any Site shall include, by definition, the surface and subsurface elements, including the soils and groundwater present at the Site, and any reference to items "at the Site" shall include all items "at, on, in, upon, over, across, under and within" the Site. "Vernon Site" means those parcels located in Vernon, Vermont and "Brattleboro Site" means those parcels located in Brattleboro Vermont.

      (142) "Source Material" means (a) uranium or thorium, or any combination thereof, in any physical or chemical form or (b) ores which contain by weight one-twentieth of one percent (0.05%) or more of (i) uranium, (ii) thorium, or (iii) any combination thereof. Source Material does not include Special Nuclear Material.

      (143) "Special Nuclear Material" means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be "Special Nuclear Material." Special Nuclear Material also refers to any material artificially enriched by any of the above-listed materials or isotopes.

      (144) "Spent Nuclear Fuel" means nuclear fuel that has been permanently withdrawn from a nuclear reactor following irradiation. Spent Nuclear Fuel includes Special Nuclear Material, Byproduct Material, Source Material, greater than C Class waste and other radioactive materials or components associated with nuclear fuel assemblies.

      (145) "Spent Nuclear Fuel Fees" means those fees assessed on electricity generated by VYNPS pursuant to the DOE Standard Contract, as provided in Section 302 of the Nuclear Waste Policy Act and 10 C.F.R. Part 961, as the same may be amended from time to time.

      (146) "Sponsors" means, collectively, the sponsoring shareholders of the Seller listed in Schedule 1.1(146), and "Sponsor" means an individual sponsoring shareholder of the Seller listed in Schedule 1.1(146).

      (147) "Switchyards" means the switchyard facilities and substation facilities and support equipment within the 115kV and the 345kV substations located on the Site, excluding the equipment therein owned by VELCO.

      (148) "Tangible Personal Property" has the meaning set forth in Section 2.1(c).


                                     B-1-24

      (149) "Tax Basis" means the adjusted tax basis determined for federal income tax purposes under Code Section 1011(a).

      (150) "Taxes" means all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local, provincial or foreign taxing authority, including, without limitation, income, excise, real or personal property, sales, transfer, franchise, payroll, withholding, social security, gross receipts, license, stamp, occupation, employment or other taxes, including any interest, penalties or additions attributable thereto, but excluding any payments related to the Texas Compact.

      (151) "Tax Return" means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) required to be supplied to any taxing authority with respect to Taxes, including amendments thereto.

      (152) "Technical Specifications" means the technical specifications included in the NRC Licenses for VYNPS in accordance with the requirements of 10 C.F.R. Section 50.36.

      (153) "Termination Date" has the meaning set forth in Section 10.1(b).

      (154) "Texas Compact" means the Texas Low-Level Radioactive Waste Disposal Compact Consent Act, P.L. 105-236, 112 Stat. 1542, as implemented by the Vermont General Assembly in 10 VSA c. 162.

      (155) "Third Party Claim" has the meaning set forth in Section 9.2(a).

      (156) "Title Commitment" means the title insurance commitment attached as
            Exhibit I hereto.

      (157) "Transferable Permits" means those Permits including Environmental Permits that may be transferred by the Seller either (i) without a filing with, or notice to, consent or approval of any Governmental Authority or (ii) with a filing with, or notice to, consent or approval of any Governmental Authority. Schedule 1.1(157) sets forth all such Transferable Permits.

      (158) "Transferred Employee Records" means all records related to Transferred Employees, including, without limitation, the following information: (a) skill and development training, (b) biographies,
            (c) seniority histories, (d) salary and benefit information, (e) Occupational, Safety and Health Administration reports, (f) active medical restriction forms, (g) fitness for duty, and (h) disciplinary actions.


                                     B-1-25

      (159) "Transferred Employees" means any employees of the Seller who accept offers of employment from the Buyer.

      (160) "Transferred Non-Union Employees" means employees of the Seller who accept offers of employment from the Buyer and are not in a VYNPC unit represented by a union that has been properly recognized or certified.

      (161) "Transferred Union Employees" means employees of the Seller who accept offers of employment from the Buyer who are in a VYNPC unit represented by a union that has been properly recognized or certified.

      (162) "Transition Committee" has the meaning set forth in Section
            6.1(b).

      (163) "Trustee" means, as the case may be, prior to the Closing the trustee of the Decommissioning Funds appointed by the Seller pursuant to the Seller's Decommissioning Trust Agreement.

      (164) "Union Employee" means any employee of the Seller employed as of the Closing Date who provides services with respect to the Acquired Assets and is in a VYNPC bargaining unit represented by a union.

      (165) "VEBA" means a trust which constitutes a "Voluntary Employees' Beneficiary Association" as defined in (and qualified as tax-exempt under) Section 501(c)(9) of the Code.

      (166) "VELCO" means Vermont Electric Power Company, Inc.

      (167) "Vermont Yankee Spent Fuel Disposal Trust" means the trust (including the assets thereof) formed by the Indenture of Trust, dated as of February 2, 1998, between the Seller and The Bank of New York, as supplemented and amended from time to time in form and substance reasonably satisfactory to the Buyer.

      (168) "VTDPS" means the Vermont Department of Public Service and any successor agency thereto.

      (169) "VTPSB" means the Vermont Public Service Board and any successor agency thereto.

      (170) "VYNPC" has the meaning set forth in the preamble.

      (171) "VYNPS" has the meaning set forth in the preamble.

      (172) "WARN Act" means the federal Worker Adjustment Retraining and Notification Act of 1988, as amended.


                                     B-1-26

      1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires, the singular shall include the plural, the masculine shall include the feminine and neuter, and vice versa. The term "includes" or "including" shall mean "including without limitation." References to a Section, Article, Exhibit or Schedule shall mean a Section, Article, Exhibit or Schedule of this Agreement, and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.

                                   ARTICLE II
                                PURCHASE AND SALE

      2.1 Transfer of Assets. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing the Seller will sell, assign, convey, transfer and deliver to the Buyer, and the Buyer will purchase, assume and acquire from the Seller, free and clear of all Encumbrances (except for Permitted Encumbrances), all of the Seller's right, title and interest immediately prior to the Closing in and to all of the properties and assets constituting or used in the operation of the Facility on or prior to the Closing Date (collectively, "Acquired Assets"), including, without limitation:

            (a) The Real Property, including, without limitation, all buildings, the Facility, the Switchyards and other improvements thereon, described in
Schedule 2.1(a), and all rights arising out of the ownership thereof or appurtenant thereto, including, without limitation, rights of ingress and egress;

            (b) All Inventories and Nuclear Fuel wherever located and all Spent Nuclear Fuel and other Nuclear Materials located at the Site to which Seller has title;

            (c) All machinery, mobile or otherwise, equipment (including, without limitation, computer hardware and software and communications equipment used for internal corporate purposes or emergency plan purposes), vehicles, tools, spare parts, fixtures, furniture and furnishings, work-in-process, emergency plan supplies and equipment wherever located, and other personal property owned by the Seller, and all of Seller's rights in any leased personal property, relating to or used in the operation or maintenance of the Facility, other than property constituting part of the Excluded Assets (collectively, "Tangible Personal Property");

            (d) Subject to the provisions of Sections 2.4(c) and 6.4(c), all the Seller's Agreements (other than the Seller's Agreements listed on Schedule 2.3(a));

            (e) Subject to the provisions of Sections 2.4(c) and 6.4(c), all Real Property Agreements;

            (f) All Transferable Permits (but with respect to Transferable Permits referred to in clause (ii) of Section 1.1(157), only to the extent such Transferable Permits can be assigned


                                     B-1-27
by the Seller to the Buyer through the exercise by the Seller of Commercially Reasonable Efforts);

            (g) Except as provided in Schedule 2.1(g), all documents, correspondence, books, records, employee records (including Transferred Employee records and Benefit Plan records), medical records, operating, safety and maintenance manuals, inspection reports, drawings, models, engineering designs, blueprints, as-built plans, specifications, procedures, studies, reports, quality assurance records, purchasing records and equipment repair, data, safety, maintenance or service records of the Seller relating to the design, construction, licensing, regulation, operation or Decommissioning of the Facility and the other Acquired Assets, and all other similar items of Seller, which documents are in the possession or control of the Seller, wherever located and whether existing in hard copy or magnetic or electronic form, (including, without limitation, all rights in and licenses or other right to use such documents owned by other Persons and licensed and held for use by Seller) subject to the right of the Seller to retain copies of same for its own use;

            (h) All unexpired, transferable warranties and guarantees from third parties with respect to any item of Real Property or personal property constituting part of the Acquired Assets to the extent such warranties and guarantees are transferable by the Seller;

            (i) The name "Vermont Yankee Nuclear Power Station";

            (j) All Owned Intellectual Property, described in Schedule 2.1(j), relating primarily to, or used in the operation of, the Acquired Assets; provided that the Seller shall retain an irrevocable, perpetual, non-exclusive, and fully paid-up license to use such Owned Intellectual Property; provided, further, that each Party shall have no obligation following the Closing to provide the other Party with any updates, maintenance or technical support with respect to such Owned Intellectual Property;

            (k) The assets comprising the Decommissioning Funds, including all income, interest and earnings accrued thereon, together with all related Tax, accounting and other records, including, without limitation, records necessary to determine the Tax Basis of each asset in the Decommissioning Funds;

            (l) All Nuclear Insurance Policies to the extent transferable and the rights to proceeds from insurance policies for coverage of Acquired Assets and Assumed Liabilities and Obligations, excluding, however, (i) any rights to receive premium refunds, distributions and continuity credits with respect to periods prior to the Closing pursuant to the ANI nuclear industry credit rating plan and (ii) the Seller's account balance with respect to its membership in NEIL accrued up to the Closing;

            (m) All rights in and to any causes of action against third parties (including indemnification and contribution) relating to any of the Acquired Assets or Assumed Liabilities and Obligations, or any portion thereof, if any, including any claims for refunds, prepayments,


                                     B-1-28
offsets, recoupment, insurance proceeds, condemnation awards, judgments and the like, whether received as payment or credit against future liabilities, relating to the Acquired Assets or Assumed Liabilities and Obligations, other than any such rights relating solely to Excluded Assets or Excluded Liabilities;

            (n) Subject to Section 6.11(b), any claims of the Seller related to the Department of Energy's defaults under the DOE Standard Contract accrued as of the Closing, whether relating to periods prior to or following the Closing, excluding such claims as may relate to the one-time fee with respect to fuel used to generate electricity prior to April 7, 1983;

            (o) All funds held by any third party in connection with the Texas Compact, including those funds held by the State of Vermont with respect to the Texas Low Level Radioactive Waste Disposal Compact pursuant to Vermont Title 10, Ch. 162, Section 7067;

            (p) Subject to Section 2.2(k), the assets funding the Seller's Benefit Plans that are assumed by the Buyer pursuant to Section 6.8; and

            (q) All licenses for the Licensed Intellectual Property, including any related maintenance agreements for such Licensed Intellectual Property.

      2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed as conferring on the Buyer, and the Buyer is not acquiring, any right, title or interest in or to the following specific assets which are associated with the Acquired Assets, but which are hereby specifically excluded from the sale and the definition of Acquired Assets herein (the "Excluded Assets"):

            (a) Certificates of deposit, shares of stock, securities, bonds, debentures, debt instruments and interests in joint ventures, partnerships, limited liability companies and other entities (including, without limitation, the Seller's member account balances with NEIL), except the assets comprising the Decommissioning Funds, the funds referred to in Section 2.1(o), and, subject to Section 2.1(p), the assets funding the Seller's Benefit Plans that are assumed by the Buyer pursuant to Section 6.8;

            (b) All cash, cash equivalents, bank deposits, accounts and notes receivable (trade or otherwise), and any income, sales, property, payroll or other Tax receivables, except the assets comprising the Decommissioning Funds, the funds referred to in Section 2.1(o), and, subject to Section 2.1(p), the assets funding the Seller's Benefit Plans that are assumed by the Buyer pursuant to Section 6.8;

            (c) All rights to premium refunds made after the Closing under any insurance policies of the Seller, including (i) any rights to receive premium refunds, distributions and continuity credits with respect to periods prior to the Closing Date pursuant to the ANI nuclear industry credit rating plan and
(ii) the Seller's account balance with respect to its membership in NEIL accrued up to the Closing;


                                     B-1-29

            (d) All claims for refunds of Department of Energy Decontamination and Decommissioning Fees paid by the Seller;

            (e) All tariffs, agreements and arrangements to which the Seller is a party for the sale of electric capacity and/or energy or ancillary services and which are set forth in Schedule 2.2(e);

            (f) Any asserted or unasserted rights or claims that relate to the Excluded Assets or the Excluded Liabilities;

            (g) Any rights that accrue or will accrue to the Seller under this Agreement;

            (h) Except as disclosed in Schedule 4.15(a), any and all of the Seller's rights in any contract representing an intercompany transaction between the Seller and an Affiliate of the Seller, whether or not such transaction relates to the provision of goods and services, payment arrangements, intercompany charges or balances, or the like, and which are listed in Schedule 2.2(h);

            (i) The Vermont Yankee Spent Fuel Disposal Trust and claims of the Seller related or pertaining to the Department of Energy's defaults under the DOE Standard Contract to the extent applicable to the one-time fee with respect to fuel used to generate electricity prior to April 7, 1983;

            (j) The name "Vermont Yankee Nuclear Power Corporation" and any related or similar trade names, trademarks, service marks, corporate names or logos, and any part, derivative or combination thereof, except "Vermont Yankee Nuclear Power Station";

            (k) That portion of the assets funding the Seller's Benefit Plans that is necessary to fully fund the benefits for those employees remaining in the employ of the Seller after the Closing;

            (l) Any attorney-client privilege between the Seller and any counsel representing the Seller in connection with the negotiation, preparation, execution and delivery of and closing under this Agreement and all matters arising from or relating to this Agreement and the transactions contemplated hereby, and all attorney work product associated therewith; and

            (m)   The Seller's Agreements set forth in Schedule 2.3(a).

      2.3 Assumed Liabilities and Obligations. On the Closing Date, the Buyer shall deliver to the Seller the Assignment and Assumption Agreement pursuant to which the Buyer shall assume and agree to discharge when due, all of the following Liabilities of the Seller (collectively, "Assumed Liabilities and Obligations"):

            (a) All Liabilities of the Seller accruing on or after the Closing under (i) the Seller's Agreements (except as set forth in Schedule 2.3(a)), the Real Property Agreements and


                                     B-1-30
the Transferable Permits in accordance with the terms thereof (including post-closing continuing Liabilities imposed on Seller by any third party in connection with obtaining consents pursuant to Section 6.4(a)), (ii) the contracts, agreements, personal property leases, commitments, understandings or instruments entered into by the Seller with respect to the Acquired Assets and disclosed on other schedules to this Agreement (other than any schedule specifically excluding any such agreements), (iii) the contracts, agreements, personal property leases, commitments, understandings or instruments entered into by the Seller with respect to the Acquired Assets after the date hereof consistent with the terms of Section 6.1 hereof, and (iv) the Acquired Assets (except to the extent any Liabilities related to such Acquired Assets are Excluded Liabilities), except in each case to the extent such Liabilities, but for a breach or default by the Seller or a related waiver or extension, would have been paid, performed or otherwise discharged on or prior to the Closing or to the extent the same arise out of any such breach or default or related waiver or extension or out of any event which after the giving of notice would constitute a default by the Seller;

            (b) All Liabilities (except for Excluded Liabilities) under or related to Environmental Laws or the common law with respect to the Acquired Assets;

            (c) All Liabilities associated with the Acquired Assets in respect of Taxes for which the Buyer is liable pursuant to Section 3.5 hereof;

            (d) All Liabilities with respect to the Transferred Employees on and after the Closing for which the Buyer is responsible pursuant to Section 6.8;

            (e) With respect to the Acquired Assets, any Tax that may be imposed by any federal, state or local government on the ownership, sale, operation or use of the Acquired Assets on or after the Closing, except for any Income Taxes attributable to income received by the Seller or any Taxes allocated to the Seller in Section 6.17;

            (f) All Liabilities of the Seller in respect of (i) the Decommissioning of the Facility following permanent cessation of operations,
(ii) the management, storage, transportation and disposal of Spent Nuclear Fuel located at the Site (other than that excluded pursuant to Section 2.4(m) and as provided in Section 6.11), (iii) the Texas Compact and (iv) any other post-shut-down disposition of the Facility or any other of the Acquired Assets;

            (g) Except as provided in Sections 2.4(m) and 2.4(n) and except for the Seller's obligations set forth in Sections 6.11 and 6.12, all Liabilities arising under or relating to Nuclear Laws or relating to any claim in respect of Nuclear Material arising out of the ownership or operation of the Acquired Assets whether occurring prior to, on or after the Closing, including liabilities or obligations arising out of or resulting from an "extraordinary nuclear occurrence," "nuclear incident" or "precautionary evacuation" (as such terms are defined in the Atomic Energy Act) at the Site, or any other licensed nuclear reactor site in the United States, including, without limitation, liability for any deferred premiums assessed in connection with such a nuclear incident or precautionary evacuation under any applicable NRC or industry retrospective


                                     B-1-31
rating plan or insurance policy, including any mutual insurance pools established in compliance with the requirements imposed under Section 170 of the Atomic Energy Act, 10 C.F.R. Part 140, and 10 C.F.R. Section 50.54(w);

            (h) All Liabilities under the NRC Licenses relating to the period after the Closing imposed by the NRC;

            (i) All Liabilities of Seller for any Price Anderson Act secondary financial protection retrospective premium obligations for (i) the Seller's nuclear worker Liability attributable to employment on or prior to the Closing Date or (ii) for any third-party nuclear Liability arising out of any nuclear incident on or prior to the Closing Date (it being agreed that if the Seller is unable to cause the assignment of all or any part of such retrospective premium obligations, the Seller shall remain primarily liable for such obligations and the Buyer shall indemnify the Seller therefor pursuant to Section 9.1); and

            (j) All Liabilities of the Seller for retrospective premium obligations under the Seller's NEIL nuclear property insurance policies arising out of any occurrence prior to the Closing Date (it being agreed that if the Seller is unable to cause the assignment of all or any part of such retrospective premium obligations, the Seller shall remain primarily liable for such obligations and the Buyer shall indemnify the Seller therefor pursuant to
Section 9.1).

      2.4 Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to impose on the Buyer, and the Buyer shall not assume or be obligated to pay, perform or otherwise discharge any Liabilities of the Seller that are not expressly identified in
Section 2.3 as Assumed Liabilities and Obligations, including, without limitation, the following excluded Liabilities (the "Excluded Liabilities"):

            (a) Any Liabilities of the Seller in respect of, or otherwise arising from the operation or use of, any Excluded Assets or other assets of the Seller which are not Acquired Assets;

            (b) Any Liabilities in respect of Taxes attributable to the ownership, operation or use of Acquired Assets for taxable periods, or portions thereof, ending on or before the Closing, except for Taxes for which the Buyer is liable pursuant to Sections 3.5 or 6.17(a) hereof;

            (c) Any Liabilities of the Seller accruing under any of the Seller's Agreements or Real Property Agreements prior to the Closing and any Liabilities of the Seller under the Seller's Agreements listed in Schedule 2.3(a);

            (d) Any fines, penalties or costs imposed by a Governmental Authority with respect to the Acquired Assets or any Permits or Environmental Permits or NRC Licenses accruing prior to the Closing, including without limitation those relating to (i) any investigation, proceeding, request for information, or inspection arising out of the acts or omissions of the


                                     B-1-32

Seller or its employees, agents or contractors occurring on or prior to the Closing or (ii) any illegal acts, willful misconduct or gross negligence of the Seller or its employees, agents or contractors;

            (e) Any payment obligations of the Seller for goods delivered or services rendered prior to the Closing, including, without limitation, rental or lease payments pursuant to the Real Property Agreements and any leases relating to Tangible Personal Property;

            (f) Any Liability arising under or related to Environmental Laws or the common law, whether such Liability is known or unknown, contingent or accrued (whether or not arising or made manifest before the Closing Date or on or after the Closing Date), arising as a result of, in connection with or allegedly caused by, the disposal, treatment, storage, transportation, discharge, Release or recycling, or arrangement of such activities, of Hazardous Substances off-Site prior to the Closing;

            (g) Any Liabilities to third parties (including employees) for personal injury or tort arising out of the ownership or operation of the Acquired Assets prior to the Closing, whether or not such Liability arose or was made manifest prior to the Closing;

            (h) Subject to Section 6.8, any Liabilities relating to any Benefit Plan established or maintained by the Seller, or any employee benefit plan as defined in Section 3(3) of ERISA and maintained by any trade or business (whether or not incorporated) which is or ever has been under common control, or which is or ever has been treated as a single employer, with the Seller under
Section 414 (b) , (c) , (m) or (o) of the Code ("ERISA Affiliate") or to which the Seller or any ERISA Affiliate contributed (the "ERISA Affiliate Plans"), including any multi-employer plan contributed to at any time by the Seller or any ERISA Affiliate, or any multi-employer plan to which the Seller or any ERISA Affiliate is or was obligated at any time to contribute, including, without limitation, any such Liability (i) relating to benefits payable under any Benefit Plans, (ii) relating to the PBGC under Title IV of ERISA, (iii) relating to a multi-employer plan, (iv) with respect to noncompliance with the notice and benefit continuation requirements of COBRA, (v) with respect to any noncompliance with ERISA or any other applicable laws, or (vi) with respect to any suit, proceeding or claim which is brought against Buyer, any Benefit Plan, ERISA Affiliate Plan, or any fiduciary or former fiduciary of any such Benefit Plan or ERISA Affiliate Plan;

            (i) Subject to Section 6.8, any Liabilities relating to the employment or termination of employment, including discrimination, wrongful discharge, unfair labor practices, the constructive termination by the Seller of any individual or any similar or related claim or cause of action, arising or related to the period prior to the Closing, except to the extent such Liabilities result from the conduct of the Buyer;

            (j) Except as provided in Section 6.8, any obligations for wages, overtime, employment Taxes, severance pay, transition payments in respect of compensation or similar benefits or similar claims or causes of action accruing or arising at or prior to the Closing under


                                     B-1-33
any term or provision of any contract, plan, instrument or agreement relating to any of the Acquired Assets;

            (k) Any Liability of the Seller arising out of a breach by the Seller of any of its obligations under this Agreement or the Ancillary Agreements;

            (l) Any obligation of the Seller to indemnify a Buyer Indemnitee under this Agreement;

            (m) Any Liability of the Seller under the DOE Standard Contract with respect to the one-time fee for fuel burned prior to April 7, 1983;

            (n) Any Liability for assessments for Department of Energy Decontamination and Decommissioning Fees relating to Nuclear Fuel purchased and consumed at the Facility and accrued prior to the Closing; and

            (o) Any Liability which is or would be required to be accrued on a balance sheet as of the Closing, prepared in accordance with generally accepted accounting principles, other than those Liabilities which are expressly set forth as Assumed Liabilities and Obligations in Section 2.3.

                                   ARTICLE III
                                   THE CLOSING

      3.1 Closing. Upon the terms and subject to the satisfaction of the conditions contained in Article VII of this Agreement, the sale, assignment, conveyance, transfer and delivery of the Acquired Assets to the Buyer, the payment of the Cash Purchase Price to the Seller, and the consummation of the other respective obligations of the Parties contemplated by this Agreement shall take place at a closing (the "Closing") (except for obligations specifically contemplated hereby to be completed after the Closing), to be held at the offices of Ropes & Gray, One International Place, Boston, Massachusetts 02110, at 10:00 a.m. local time, or another mutually acceptable time and location, on the date that is fifteen (15) Business Days following the date on which the last of the conditions precedent to Closing set forth in Article VII of this Agreement have been either satisfied or waived by the Party for whose benefit such conditions precedent exist but in any event not after the Termination Date, unless the Parties mutually agree on another date. The date of Closing is hereinafter called the "Closing Date." The Closing shall be effective for all purposes as of 12:01 a.m. on the Closing Date.

      3.2 Purchase Price; Payment. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of the Seller's sale, assignment, conveyance, transfer and delivery of the Acquired Assets to the Buyer, at the Closing the Buyer will (a) pay or cause to be paid to the Seller (A) an aggregate amount of One Hundred Sixteen Million One Hundred Sixty-Nine Thousand Forty-Nine Dollars ($116,169,049) for the Acquired Assets (other than the Seller's Nuclear Fuel and Inventories), (B) an aggregate amount of


                                     B-1-34

Thirty-Five Million One Hundred Seven Thousand Eight Hundred Forty-Four Dollars ($35,107,844) for the Seller's Nuclear Fuel (being the estimated Adjusted Book Value of such Nuclear Fuel as of the Closing), and (C) an aggregate amount of Twenty-Eight Million Seven Hundred Twenty-Three Thousand One Hundred Seven Dollars ($28,723,107) for the Seller's Inventories (being the estimated Adjusted Book Value of such Inventories as of the Closing), plus or minus any adjustments pursuant to the provisions of this Agreement (as so adjusted, the "Cash Purchase Price"), in immediately available funds denominated in U.S. dollars in accordance with written instructions of the Seller given to the Buyer at least three (3) Business Days prior to the Closing, and (b) assume the Assumed Liabilities and Obligations specified in Section 2.3 (the sum of the Cash Purchase Price and the Assumed Liabilities and Obligations is referred to herein collectively as the "Purchase Price").

      3.3   Adjustment to Cash Purchase Price.

            (a) Subject to Section 3.3(b), at the Closing, the Cash Purchase Price shall be adjusted, without duplication, to account for the items set forth in this Section 3.3(a):

                  (i) The Cash Purchase Price shall be adjusted to account for the items prorated as of the Closing pursuant to Section 3.5.

                  (ii) If, during the period from the Effective Date and the Closing, the Seller fails to spend the Required Capital Expenditure Amount designated for any capital project set forth in Schedule 3.3(a)(ii), then the Cash Purchase Price shall be decreased by an amount equal to the difference between (A) the Required Capital Expenditure Amount for each such capital project for which the Seller has not spent at least the Required Capital Expenditure Amount and (B) the amount of capital expenditures made by the Seller for such capital project on or after the Effective Date through the Closing, provided that the Required Capital Expenditure Amount for each such capital project scheduled for 2002 shall be pro rated for the number of days of the quarter allocated to such project in Schedule 3.3(a)(ii) elapsed prior to the Closing divided by the total number of days in each such quarter.

                  (iii) The Cash Purchase Price shall be increased by an amount equal to (w) any amount paid by the Seller pursuant to Section 6.1(d), (x) any operation and maintenance expenses actually paid by the Seller during the Interim Period related to the Refueling Outage that are incurred consistently with the Seller's past practices and approved in writing by the Buyer, (y) any operation and maintenance expenses actually paid by the Seller during the Interim Period that the Seller would not have actually paid but for the specific written request by the Buyer, and (z) any capital expenditures actually paid by the Seller during the Interim Period that are agreed to by Buyer in writing, other than Required Capital Expenditure Amounts.

                  (iv) The Cash Purchase Price shall be (i) increased if and to the extent that the actual Adjusted Book Value of the Seller's Nuclear Fuel on the Closing Date is greater than the amount stated in clause (B) of Section 3.2 and (ii) decreased if and to the extent such Adjusted Book Value is less than such stated amount.


                                     B-1-35

                  (v) The Cash Purchase Price shall be (i) increased if and to the extent that the actual Adjusted Book Value of the Seller's Inventories on the Closing Date is greater than the amount stated in clause (C) of Section 3.2 and (ii) decreased if and to the extent such Adjusted Book Value is less than such stated amount.

                  (vi) The Cash Purchase Price shall be decreased to the extent the Low Level Waste that has been generated at the Facility prior to the Closing and is on Site at the Closing has an associated disposal cost in excess of $250,000.

                  (vii) The Cash Purchase Price shall be decreased for all accrued but unpaid obligations for vacation pay, sick pay, floating holidays or personal days as may be due to Transferred Employees as of the Closing (determined in accordance with generally accepted accounting principles consistent with the Seller's past practices).

            (b) At least thirty (30) calendar days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer an estimated closing statement (the "Estimated Closing Statement") that shall set forth the Seller's best estimate of all estimated adjustments to the Cash Purchase Price required by
Section 3.3(a) (the "Estimated Adjustment"), together with reasonably detailed information supporting the calculated Estimated Adjustment. Within twenty (20) calendar days after the delivery of the Estimated Closing Statement by the Seller to the Buyer, the Buyer may object in good faith to the Estimated Adjustment in writing. The Seller agrees to cooperate with the Buyer and give the Buyer and its representatives information used to prepare the Estimated Adjustment. If the Buyer objects to the Estimated Adjustment, the Parties shall attempt to resolve their differences by negotiation. If the Parties are unable to do so prior to the Closing Date (or if the Buyer does not object to the Estimated Adjustment), the Cash Purchase Price shall be adjusted (the "Closing Adjustment") for the Closing by the amount of the Estimated Adjustment not in dispute. The disputed portion shall be resolved in accordance with the provisions of Section 3.3(c) and paid as part of any Post-Closing Adjustment to the extent required by Section 3.3(c).

            (c) Within sixty (60) days after the Closing Date, the Seller shall prepare and deliver to the Buyer a final closing statement (the "Post-Closing Statement") that shall set forth all adjustments to the Cash Purchase Price required by Section 3.3(a) not previously effected by the Closing Adjustment (the "Proposed Post-Closing Adjustment") and all work papers detailing such adjustments. The Post-Closing Statement shall be prepared using the same accounting principles, policies and methods as the Seller has historically used in connection with the calculation of the items reflected on such Post-Closing Statement. Within thirty (30) days after the delivery of the Post-Closing Statement by the Seller to the Buyer, the Buyer may object to the Proposed Post-Closing Adjustment in writing. The Seller agrees to cooperate with the Buyer to provide the Buyer with the information used to prepare the Post-Closing Statement and information relating thereto. If the Buyer objects to the Proposed Post-Closing Adjustment, the Parties shall attempt to resolve such dispute by negotiation. If the Parties are unable to resolve such dispute within thirty
(30) days after any objection by the Buyer, the Parties shall appoint the Independent Accounting Firm, which shall, at the Seller's and the Buyer's joint expense, review


                                     B-1-36
the Proposed Post-Closing Adjustment and determine the appropriate adjustment to the Cash Purchase Price, if any, within thirty (30) days after such appointment. The Parties agree to cooperate with the Independent Accounting Firm and provide it with such information as it reasonably requests to enable it to make such determination. The finding of such Independent Accounting Firm shall be in writing and be binding on the Parties hereto. Upon determination of the appropriate adjustment (the "Post-Closing Adjustment") by agreement of the Parties or by binding written determination of the Independent Accounting Firm, the Party owing the difference shall deliver such amount to the other Party no later than two (2) Business Days after such determination, in immediately available funds or in any other manner as reasonably requested by the payee.

      3.4 Allocation of Purchase Price The Buyer and the Seller shall use their good faith efforts to agree upon an allocation among the Acquired Assets of the Purchase Price consistent with Section 1060 of the Code and the Treasury Regulations thereunder within 120 days of the Effective Date (or such other date as the Parties may agree). If the Buyer and the Seller cannot agree on any such allocation, such dispute shall be resolved in accordance with Section 6.17(d) of this Agreement. The Buyer and the Seller shall treat the transaction contemplated by this Agreement as the acquisition by the Buyer of a trade or business for United States federal income tax purposes and agree that no portion of the consideration therefor shall be treated in whole or in part as the payment for services or future services. The allocation required by this Section
3.4 shall be revised based on the Post-Closing Adjustment within one hundred eighty (180) days after the Closing Date. Within thirty (30) days prior to the Closing Date, the Buyer shall prepare and deliver to the Seller a proposed IRS Form 8594. Within ten (10) days after receipt by the Seller of such proposed IRS Form 8594, the Seller shall the notify the Buyer whether it has any objection to such proposed IRS Form 8594, and if so, the Seller and the Buyer shall resolve such objections prior to filing the IRS Forms 8594 as set forth in the next sentence. Each of the Buyer and the Seller agrees to file IRS Form 8594 (which shall be based on the proposed IRS Form 8594 referred to in the preceding sentence) as modified by any Post-Closing Adjustment and as otherwise modified by the Seller and the Buyer pursuant to the preceding sentence, and all federal, state, local and foreign Tax Returns, in accordance with any such agreed allocation as adjusted as provided herein. Each of the Buyer and the Seller shall report the transactions contemplated by this Agreement for federal Tax and all other Tax purposes in a manner consistent with any such allocation determined pursuant to this Section 3.4. Each of the Buyer and the Seller agrees to provide the other promptly with any information required to complete IRS Form 8594. The Buyer and the Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding any allocation of the Purchase Price determined pursuant to this
Section 3.4. The Buyer and the Seller shall not take any position in any Tax Return, Tax proceeding or audit that is inconsistent with such allocation.

      3.5   Prorations.

            (a) The Buyer and the Seller agree that all of the items normally prorated, including those listed below (but not including Income Taxes), relating to the business and


                                     B-1-37
operation of the Acquired Assets shall be prorated as of the Closing, with the Seller liable to the extent such items relate to any time period prior to the Closing, and the Buyer liable to the extent such items relate to periods commencing with the Closing (measured in the same units used to compute the item in question, otherwise measured by calendar days):

                  (i) Personal property, real estate and occupancy Taxes, assessments and other charges, including those of the type that could give rise to a Permitted Encumbrance, if any, on or with respect to the business and operation of the Acquired Assets;

                  (ii) Rent, Taxes and all other items (including prepaid services or goods not included in Inventory) payable by or to the Seller under any of the Seller's Agreements (other than the Seller's Agreements listed on Schedule 2.3(a)) or the Real Property Agreements;

                  (iii) Any permit, license, registration, compliance assurance fees or other similar fees with respect to any Transferable Permit;

                  (iv) Sewer rents and charges for water, telephone, electricity and other utilities;

                  (v) Rent and Taxes and other items payable by the Seller under the Real Property Agreements assigned to the Buyer;

                  (vi) Fees or charges imposed by the Institute for Nuclear Power Operations, Nuclear Energy Institute, NRC or any other Governmental Authority; and

                  (vii) Insurance premiums with respect to the Nuclear Insurance Policies transferred to the Buyer pursuant to Section 2.1(l).

            (b) In connection with the prorations referred to in (a) above, in the event that actual figures are not available at the Closing, the proration shall be based upon the actual Taxes or other amounts accrued through the Closing or paid for the most recent year (or other appropriate period) for which actual Taxes or other amounts paid are available. Such prorated Taxes or other amounts shall be re-prorated and paid to the appropriate Party within sixty (60) days of the date that the previously unavailable actual figures become available. The prorations shall be based on the number of days in a year or other appropriate period (i) before the Closing and (ii) including and after the Closing. The Seller and the Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 3.5.

      3.6 Deliveries by the Seller . At the Closing, the Seller will deliver, or cause to be delivered, the following to the Buyer:

            (a)   The Bill of Sale, duly executed by the Seller;


                                     B-1-38

            (b) Copies of any and all governmental and other third party consents, waivers or approvals obtained by the Seller with respect to the transfer of the Acquired Assets, or the consummation of the transactions contemplated by this Agreement, together with notice to, and if required by the terms thereof, consents by other Persons that are parties to such Seller's Agreements, Real Property Agreements and Transferable Permits to the extent obtained by the Seller;

            (c) The opinion of counsel and officer's certificate contemplated by
Section 7.1;

            (d) One or more quitclaim deeds conveying the Real Property to the Buyer, substantially in the form of Exhibit F hereto, duly executed and acknowledged by the Seller in recordable form, and any owner's affidavits or similar documents reasonably required by the title company;

            (e) All Ancillary Agreements to which the Seller is a party, duly executed by the Seller and the other parties thereto other than the Buyer;

            (f) A FIRPTA Affidavit, duly executed by the Seller;

            (g) The Power Purchase Agreement, duly executed by the Seller, and the Amendatory Agreements duly executed by the Seller and the Sponsors set forth therein;

            (h) The Interconnection Agreement duly executed by VELCO;

            (i) The Seller's Decommissioning Funds Certificate, if required by the Seller's Decommissioning Trust Agreement;

            (j) Copies, certified by the Secretary or Assistant Secretary of the Seller, of corporate resolutions of the stockholders and board of directors of the Seller authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by the Seller in connection herewith, and the consummation of the transactions contemplated hereby;

            (k) A certificate of the Secretary or Assistant Secretary of the Seller identifying the name and title and bearing the signatures of the officers of the Seller authorized to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by the Seller in connection herewith;

            (l) A certificate of good standing with respect to the Seller (dated a date reasonably close to the Closing Date), issued by the Secretary of State of the State of Vermont;

            (m) To the extent available, originals of all written Seller's Agreements, Real Property Agreements, Permits and Environmental Permits and, if not available, true and correct copies thereof, provided that such documents shall be delivered at the Site;


                                     B-1-39

            (n) The assets of the Decommissioning Funds to be transferred pursuant to Section 6.10 shall be delivered to the Trustee under the Buyer's Post-Closing Decommissioning Trust Agreement;

            (o) Evidence that the Mortgage Indentures have or will be released;

            (p) All such other instruments of assignment, transfer or conveyance as shall, in the reasonable opinion of the Buyer and its counsel, be necessary or desirable to transfer to the Buyer the Acquired Assets, in accordance with this Agreement and where necessary or desirable in recordable form; and

            (q) Such other agreements, consents, documents, instruments and writings as are reasonably required to be delivered by the Seller at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith.

      3.7 Deliveries by the Buyer. At the Closing, the Buyer will deliver, or cause to be delivered, the following to the Seller:

            (a) The Cash Purchase Price, as adjusted pursuant to Section 3.3;

            (b) The opinion of counsel and officer's certificate contemplated by
Section 7.2;

            (c) All Ancillary Agreements to which the Buyer is a party, duly executed by the Buyer;

            (d) Copies, certified by the Secretary or Assistant Secretary of the Buyer, of resolutions authorizing the execution and delivery of this Agreement, and all of the agreements and instruments to be executed and delivered by the Buyer in connection herewith, and the consummation of the transactions contemplated hereby;

            (e) A certificate of the Secretary or Assistant Secretary of the Buyer identifying the name and title and bearing the signatures of the officers of the Buyer authorized to execute and deliver this Agreement and the other agreements to be executed and delivered by the Buyer in connection herewith;

            (f) Certificates of good standing with respect to the Buyer (dated a date reasonably close to the Closing Date), issued by the Secretary of State of the State of Delaware and the Secretary of State of the State of Vermont;

            (g) All such other instruments of assumption as shall, in the reasonable opinion of the Seller and its counsel, be necessary for the Buyer to assume the Assumed Liabilities and Obligations in accordance with this Agreement;


                                     B-1-40

            (h) Copies of any and all governmental and other third party consents, waivers or approvals obtained by the Buyer with respect to the transfer of the Acquired Assets, or the consummation of the transactions contemplated by this Agreement;

            (i) Such other agreements, documents, instruments and writings as are reasonably required to be delivered by the Buyer at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith; and

            (j) Evidence of the Buyer's membership in NEPOOL.

                                  ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as follows:

      4.1 Organization; Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. The Seller has heretofore made available to the Buyer complete and correct copies of its Articles of Association and Bylaws as currently in effect.

      4.2 Authority. The Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Except for approval of this Agreement by the Seller's shareholders, which approval has not been obtained as of the Effective Date, the execution and delivery of this Agreement and the Ancillary Agreements to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of the Seller and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Seller, and assuming that this Agreement constitutes a valid and binding agreement of the Buyer, subject to the receipt of the Seller's Required Regulatory Approvals, constitutes the legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms. When each Ancillary Agreement to which the Seller is a party has been executed and delivered by the other parties thereto, subject to the receipt of the Seller's Required Regulatory Approvals, such Ancillary Agreement will constitute a valid and legally binding obligation of the Seller, enforceable in accordance with its terms.

      4.3 Consents and Approvals; No Violation.

            (a) Except as set forth in Schedule 4.3(a), and subject to the receipt of the Seller's Required Regulatory Approvals, neither the execution and delivery by the Seller of this Agreement or the Ancillary Agreements to which the Seller is a party nor the consummation of


                                     B-1-41
the transactions contemplated hereby or thereby will (i) conflict with or result in the breach or violation of any provision of the Articles of Association or Bylaws of the Seller, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any Governmental Authority to which the Seller or any of its property is subject, (iii) result in a default (or give rise to any right of termination, cancellation, acceleration or create in any Person the right to acquire all or any portion of the Acquired Assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Seller is a party or by which the Seller or any of the Acquired Assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Material Adverse Effect, or (iv) constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller, or any of its assets, which violation, individually or in the aggregate, would have a Material Adverse Effect.

            (b) Except as set forth in Schedule 4.3(b) (the filings and approvals, including all relevant decisions and orders, applicable to the Seller and/or the Sponsors and referred to in Schedule 4.3(b) are collectively referred to as the "Seller's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by the Seller of the transactions contemplated hereby.

      4.4   Financial Statements.

            (a) Seller has delivered to Buyer complete and correct copies of (i) its balance sheets at December 31, 1998, 1999 and 2000 and the related statements of income and retained earnings and statements of cash flows and capital expenditures for the years then ended, together with the notes thereto and the report thereon by Arthur Andersen LLP and (ii) its unaudited balance sheets at the end of each calendar month ended after December 31, 2000 and prior to the Effective Date and its unaudited statements of operations and cash flows for such months. Such financial statements, including all related notes, fairly present in all material respects the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Seller as of the respective dates thereof and the consolidated results of operations, changes in retained earnings and cash flows of the Seller for the periods indicated in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and subject in the case of interim financial statements to year-end adjustments and the absence of notes. The audited financial statements of the Seller as of and for the year ended December 31, 2000 are referred to herein as the "2000 Financial Statements." The balance sheet of the Seller as of the latest date referred to in clause (ii) above fairly presents in all material respects, subject to year end adjustments and the absence of notes, the amounts owed by the Seller to the Sponsors and owed to the Seller by the Sponsors as of such date.


                                     B-1-42

            (b) Since December 31, 2000, except as set forth in Schedule 4.4(b),
(a) there has not occurred any facts or circumstances that constitute a Material Adverse Effect, or (b) there has not been any damage, destruction or casualty loss, whether or not covered by insurance, which, individually or in the aggregate, created or could reasonably be expected to create a Material Adverse Effect.

      4.5 Reports. Since January 1, 1998, the Seller has filed or caused to be filed with the applicable state or local utility commissions or regulatory bodies, the NRC and the FERC, as the case may be, all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by the Seller with respect to the Acquired Assets or the operation thereof under each of the applicable state public utility laws, the Federal Power Act, the Atomic Energy Act, the Energy Reorganization Act and the Price-Anderson Act and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder in effect on the date each such report was filed, and there are no material misstatements or omissions relating to the Acquired Assets in any such report; provided, however, that the Seller shall not be deemed to be making any representation or warranty to the Buyer hereunder concerning the financial statements of the Seller contained in any such reports.

      4.6 Accounting Methods. Since December 31, 2000, the Seller has not materially changed its accounting methods or practices.

      4.7 Title and Related Matters. Except for Permitted Encumbrances, the Seller has good and marketable title as set forth in the Title Commitment, insurable by a nationally recognized title insurance company, to the Real Property to be conveyed by it hereunder, which, to Seller's Knowledge, is free and clear of all Encumbrances, except the Mortgage Indentures. The Real Property constitutes all of the real property necessary to operate the Facility as currently operated. Except for Permitted Encumbrances and as set forth in
Schedule 4.7, the Seller has good and valid title to each of the Acquired Assets not constituting Real Property free and clear of all Encumbrances.

      4.8 Real Property Agreements. Schedule 4.8 lists, as of the date of this Agreement, all real property leases, easements, licenses and other rights in real property (collectively, the "Real Property Agreements") to which the Seller is a party and which (a) are to be transferred and assigned to the Buyer on the Closing Date, (b) affect all or any part of any Real Property in any material respect, or (c) (i) provide for annual payments of more than $100,000 or (ii) are material to the ownership or operation of the Acquired Assets. Except as set forth in Schedule 4.8, all such Real Property Agreements are valid, binding and enforceable on the Seller in accordance with their terms and are in full force and effect; there are no existing material defaults by the Seller or, to the Seller's Knowledge, any other party thereunder; and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a material default by the Seller or, to the Seller's Knowledge, any other party thereunder.


                                     B-1-43

      4.9 Insurance. All material policies of fire, liability, property damage, worker's compensation, nuclear and other forms of insurance owned or held by the Seller and insuring the Acquired Assets are listed in Schedule 4.9 along with the amount of the coverage, the type of insurance, the risks insured, the expiration date and the policy number. The Seller maintains policies of liability and property insurance with respect to the ownership, operation and maintenance of the Facility which afford protection against the insurable hazards and risks with respect to which units of similar size and type customarily maintain insurance, and which meets the requirements of 10 C.F.R. 50.54(w) and 10 C.F.R. Part 140. Such coverage includes nuclear liability insurance from ANI, in such form and in such amount as meets the financial protection requirements of the Atomic Energy Act, and an agreement of indemnification as contemplated by Section 170 of the Atomic Energy Act. Except as set forth in Schedule 4.9, all of such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid or will be paid prior to Closing (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers' compensation insurance policies, as to which Seller has received no notice), and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Except as described in Schedule 4.9, the Seller has not been refused any insurance with respect to the Acquired Assets nor has the Seller's coverage been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last twelve months.

      4.10 Environmental Matters; etc. The Seller has obtained and holds all Environmental Permits for the ownership and operation of the Facility as currently operated by the Seller, and the Seller is in compliance in all material respects with all Environmental Laws and Environmental Permits. Except as disclosed in Schedule 4.10, (i) the Seller has not received any written notice from any Governmental Authority that the Seller is not or has not been in compliance with Environmental Laws, the violation of which would have a Material Adverse Effect, (ii) there are no Environmental Claims pending or, to the Seller's Knowledge, threatened against the Seller and (iii) the Seller is not aware of any facts or circumstances which are reasonably likely to form the basis for an Environmental Condition or an Environmental Claim against the Seller or the Buyer.

      Except as disclosed in Schedule 4.10: (i) Seller has not transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Substances to or at any off-Site location; (ii) the Site is not an Environmental Cleanup Site; (iii) there are no Environmental Conditions and no losses arising under or pursuant to any Environmental Law with respect to the Site or the Acquired Assets; and (iv) Seller has not made any Environmental Claim for any loss or Liability under any insurance relating to the Acquired Assets.

      Except as disclosed in Schedule 4.10, there are no underground storage tanks, active or abandoned, or polychlorinated-biphenyl-containing equipment located at the Site. All reports relating to Hazardous Substances or under Environmental Laws by or on behalf of the Seller have been made available to the Buyer prior to execution of this Agreement.


                                     B-1-44

      Except as disclosed in Schedule 4.10, no Release of Hazardous Substances has occurred at, from, on, under or to the Site.

      The Seller has not disposed or transported, or arranged for the disposal or transportation of, any Nuclear Material to any off-Site location, except for Low Level Waste shipped by or on behalf of Seller, to, and delivered at, licensed disposal sites.

      4.11 Labor Matters. Schedule 4.15(a) lists all written agreements with employees in effect as of the Effective Date. The Seller has previously made available to the Buyer a true, correct and complete copy of the Old IBEW Contract, which on the Effective Date is the only collective bargaining agreement with unionized workers to which the Seller is a party or is subject and which relates to the Acquired Assets. With respect to the ownership or operation of the Acquired Assets, except to the extent set forth in Schedule
4.11 (which matters shall remain the sole responsibility of the Seller): (a) the Seller is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours; (b) the Seller has not received notice of any unfair labor practice complaint pending before the National Labor Relations Board or any other Governmental Authority; (c) there is no labor strike, slowdown or stoppage actually pending or, to the Seller's Knowledge, threatened by any authorized representative of any union or other representative of employees against or affecting the Seller; (d) the Seller has not received notice that any representation petition respecting the employees of the Seller has been filed with the National Labor Relations Board; (e) no arbitration proceeding arising out of or under collective bargaining agreements is pending against the Seller; and (f) the Seller has not experienced any primary work stoppage since at least December 31, 1994; and, (g) there are no charges of discrimination or other claims pending with the Equal Employment Opportunity Commission or state or local counterparts, the U.S. Department of Labor, the NRC or any other Governmental Authority related to services performed in connection with the Acquired Assets.

      4.12 ERISA; Benefit Plans.

            (a) Schedule 4.12(a) lists all deferred compensation, profit-sharing, retirement and pension plans and all material bonus and other employee benefit or fringe benefit plans (including, without limitation, any severance policies and/or agreements or executive or management retirement arrangement) maintained or with respect to which contributions are made by the Seller in respect of employees employed at the Acquired Assets, including any trusts or other funding arrangements maintained in connection therewith ("Seller's Benefit Plans"). True, correct and complete copies of all such Benefit Plans have been made available to the Buyer.

            (b) Except as set forth in Schedule 4.12(b), the Seller and any ERISA Affiliates have fulfilled their respective obligations under the minimum funding requirements of Section 302 of ERISA and Section 412 of the Code with respect to each of Seller's Benefit Plans which is an "Employee Pension Benefit Plan" and to which Section 302 of ERISA applies, and each such plan is in compliance in all material respects with the presently applicable provisions


                                     B-1-45
of ERISA and the Code. Except as set forth in Schedule 4.12(b), neither the Seller nor any ERISA Affiliate has incurred any liability under Sections 4062(b), 4063 or 4064 of ERISA to the PBGC in connection with any of Seller's Benefit Plans which is subject to Title IV of ERISA, nor any withdrawal liability to any multiemployer pension plan under Section 4201 et seq. of ERISA or to any multiemployer welfare benefit plan, nor is there or has there been any reportable event (as defined in Section 4043 of ERISA) with respect to any of Seller's Benefit Plans except as set forth in Schedule 4.12(b). No non-exempt prohibited transaction under Section 4975 of the Code or Sections 404 or 406 of ERISA has occurred with respect to any Benefit Plans. Except as set forth in
Schedule 4.12(b), the IRS has issued a letter for each Benefit Plan which is intended to be a qualified plan determining that such plan is exempt from federal Income Tax under Sections 401(a) and 501(a) of the Code and there has been no occurrence since the date of any such determination or opinion letter (including, without limitation, statutory or regulatory changes to the requirements of Section 401(a) of the Code for which the remedial amendment period has expired or other applicable provision of the Code) which has or could have a Material Adverse Effect on such qualification. Except as set forth in
Schedule 4.12(b), any voluntary employees' beneficiary association under Section 501(c)(9) of the Code has been determined to be tax-exempt and there has been no occurrence since the date of any such determination which has or could have a Material Adverse Effect on such qualification. Except as set forth in Schedule 4.12(b), at no time during the last five years has there been a reportable event (as defined in Section 4043 of ERISA) with respect to any of the Seller's Benefit Plans for which a waiver did not apply or that was required to be reported to the PBGC.

            (c) Neither the Seller nor any ERISA Affiliate or parent or successor corporation (within the meaning of Section 4069(b) of ERISA) has engaged in any transaction which may be disregarded under Section 4069 or
Section 4212(c) of ERISA. The Seller does not contribute to and has no liabilities or obligations under any multiemployer plan (within the meaning of Section 3(37) of ERISA). No Benefit Plan or ERISA Affiliate Plan is a multiemployer plan. Neither the Seller's "Thrift Plan for Management Employees" nor its "Thrift Plan for Employees who are members of the IBEW" is an employee stock ownership plan as defined in Section 4975(c)(7) of the Code.

            (d) The Seller has materially complied with all reporting, disclosure, notice, election, coverage and other benefit requirements of Sections 4980B and 9801-9833 of the Code and Sections 601-734 of ERISA as applicable to any Benefit Plan.

            (e) With respect to each Benefit Plan Buyer is to assume pursuant to
Section 6.8, except as disclosed in Schedule 4.12(b): (i) such Benefit Plan has been maintained in compliance with the applicable requirements of ERISA, the Code, the securities laws, and other applicable law; (ii) such Benefit Plan may, subject to any applicable collective bargaining agreement, be amended, terminated, or otherwise modified by the sponsoring employer to the greatest extent permitted by applicable law (including, without limitation, elimination of future accruals under any such Benefit Plan which is an Employee Pension Benefit Plan and the elimination of the obligation to make any benefit payments with respect to any other such


                                     B-1-46

Benefit Plan), and no employee communication or provision in any document governing such Benefit Plan has failed to reserve effectively the right of the sponsoring employer (including, after its assumption of such Benefit Plan, the Buyer) to so amend, terminate, or otherwise modify such Benefit Plan; (iii) no litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Seller's knowledge, threatened with respect to such Benefit Plan;
(iv) such Benefit Plan covers and provides (and has covered and provided) benefits to (or in respect of) only those individuals who have been classified by Seller as its employees for federal income tax withholding purposes and Seller has not failed to classify properly as its employee (for federal income tax withholding purposes) any individual who should have been so classified.

            (f) Except as set forth in Schedule 4.12(f), the Seller has not made any commitment to establish any new Benefit Plan, to modify any Benefit Plan (except as required under applicable law), nor has any intention to do so been communicated to employees or former employees of the Seller.

      4.13  Real Property; Plant and Equipment.

            (a) Schedule 2.1(a) contains a description of, and exhibits indicating the location of, the real property owned by the Seller and included in the Acquired Assets (the "Real Property"). Complete and correct copies of any current surveys in the Seller's possession or any policies of title insurance currently in force and in the possession of the Seller with respect to the Real Property have heretofore been made available by the Seller to the Buyer. Except for Permitted Encumbrances and except as set forth in such surveys or in Schedules 2.1(a) and 4.7, to Seller's Knowledge there are no encroachments onto, overlaps, boundary line disputes or other similar matters with respect to the Real Property and no improvements included in the Real Property encroach upon any adjacent property or any easement or right-of-way.

            (b) Schedule 4.13(b) contains a description of the major equipment components, personal property and inventory under the agreement between the Seller and Pooled Equipment Inventory Company (f/k/a BWR Equipment Inventory Company) comprising the Acquired Assets.

            (c) The Acquired Assets conform in all material respects to the Technical Specifications and the Final Safety Analysis Report (FSAR) and are being operated and are in material conformance with all applicable requirements under the Atomic Energy Act, the Energy Reorganization Act, and the rules, regulations, orders and licenses issued thereunder. The Acquired Assets related to the metering of power to and from the VYNPS are in material conformance with all applicable NEPOOL standards and requirements.

            (d) The Facility is operational and the Seller is not aware of any condition that would prevent the Facility's operation at full rated power.


                                     B-1-47

            (e) The sewer and water systems and all other utilities that currently service the Real Property are sufficient for the operation of the Facility. The Seller has no reason to believe that such systems and utilities will not be sufficient to continue to service the Facility, or that such services will not exist on the Closing Date. The Seller has not received and has no reason to believe that it will receive any notice of the curtailment of any utility service supplied to the Real Property.

      4.14 Condemnation; Public Improvements. Neither the whole nor any part of the Real Property or any other real property or rights leased, used or occupied by the Seller in connection with the ownership or operation of the Acquired Assets is subject to any pending or, to the Seller's Knowledge, threatened suit for condemnation or other taking by any Governmental Authority. No assessment for public improvements has been served upon the Seller with respect to the Real Property which remains unpaid, including, without limitation, those for construction of sewer, water, electric, gas or steam lines and mains, streets, sidewalks and curbing. There are no public improvements with respect to the Real Property which have been ordered to be made by any Governmental Authority which have not been completed, assessed and paid for prior to the date hereof.

      4.15 Certain Contracts and Arrangements.

            (a) Except (i) as listed in Schedule 4.15(a) or the other schedules to this Agreement or (ii) for contracts, agreements, personal property leases, commitments, understandings or instruments in which all obligations of the Seller will expire prior to the Closing or (iii) contracts or agreements entered into during the Interim Period in accordance with this Agreement, the Seller is not a party to any written contract, agreement, personal property lease, commitment, understanding or instrument which is material to the ownership or operation of the Acquired Assets.

            (b) Except as disclosed in Schedule 4.15(b), each of the Seller's Agreements and each of the Real Property Agreements (i) constitutes the legal, valid and binding obligation of the Seller, (ii) is in full force and effect, and (iii) may be transferred or assigned to the Buyer at the Closing without consent or approval of the other parties thereto, and will continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any material rights thereunder.

            (c) Except as set forth in Schedule 4.15(c), there is not, under any of the Seller's Agreements or Real Property Agreements, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the Seller or, to the Seller's Knowledge, the other parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Material Adverse Effect.

      4.16 Legal Proceedings, etc. Except as set forth in Schedule 4.16, there are no claims, actions, proceedings or investigations pending or, to the Seller's knowledge, threatened against


                                     B-1-48
the Seller before any Governmental Authority or any arbitrating body which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.16 or in any filing made by the Seller prior to the date hereof pursuant to the Atomic Energy Act, the Seller is not subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority which, individually or in the aggregate, would have a Material Adverse Effect.

      4.17  Permits; Compliance with Law.

            (a) The Seller has all permits, licenses, franchises and other governmental authorizations, consents and approvals other than with respect to permits under Environmental Laws referred to in Section 4.10 or permits issued by the NRC referred to in Section 4.18 hereof (collectively, "Permits"), necessary for the ownership and operation of the Acquired Assets as presently conducted. Except as set forth in Schedule 4.17(a), the Seller has not received any written notification that it is in violation of any such Permits, or any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority applicable to it, except for notifications of violations which would not, individually or in the aggregate, have a Material Adverse Effect. The Seller is in compliance with all Permits, laws, statutes, orders, rules, regulations, ordinances or judgments of any Governmental Authority applicable to the Acquired Assets, except for violations which would not, individually or in the aggregate, have a Material Adverse Effect. No Governmental Authority has taken any action that would prevent the Facility from operating at its full rated capacity at or after the Closing.

            (b) Schedule 4.17(b) sets forth all material Permits and Environmental Permits, other than Transferable Permits (which are set forth in Schedule 1.1(157)) applicable to the Acquired Assets.

      4.18  NRC Licenses.

            (a) The Seller has all permits, licenses, and other consents and approvals issued by the NRC necessary to own and operate the Acquired Assets as presently operated, pursuant to the requirements of all Nuclear Laws. Except as set forth in Schedule 4.18(a), the Seller has not received any written notification that it is in violation of any such licenses, or any order, rule, regulation or decision of the NRC with respect to the Acquired Assets, except for notifications of violations which would not, individually or in the aggregate, have a Material Adverse Effect. The Seller is in compliance with all Nuclear Laws and all orders, rules, regulations or decisions of the NRC applicable to the Seller with respect to the Acquired Assets, except for violations which would not, individually or in the aggregate, have a Material Adverse Effect. The NRC has not issued any order or confirmatory action letter that would prevent the Facility from operating at its full rated capacity at or after the Closing.

            (b) Schedule 4.18(b) sets forth all material permits, licenses, and other consents and approvals issued by the NRC applicable to the Acquired Assets.


                                     B-1-49

      4.19 Regulation as a Utility. The Seller is an electric utility company within the meaning of the Holding Company Act, a public utility within the meaning of the Federal Power Act, an electric utility within the meaning of the NRC regulations implementing the Atomic Energy Act, and an electric company under the laws of Vermont.

      4.20 Qualified Decommissioning Fund.

            (a) The Seller's Qualified Decommissioning Fund is a trust validly existing under the laws of the State of New York with all requisite authority to conduct its affairs as it now does. The Seller has heretofore made available to the Buyer a copy of the Seller's Decommissioning Trust Agreement as in effect on the date of this Agreement. The Seller's Qualified Decommissioning Fund satisfies the requirements necessary for such Fund to be treated as a "Nuclear Decommissioning Reserve Fund" within the meaning of Code Section 468A(a) and as a "nuclear decommissioning fund" and a "qualified nuclear decommissioning fund" within the meaning of Treas. Reg. Section 1.468A-1(b)(3). Such Fund is in compliance in all material respects with all applicable rules and regulations of the NRC, FERC, the VTDPS, the VTPSB, the IRS and any other Governmental Authority. The Seller has made timely and valid elections to make annual contributions to the Qualified Decommissioning Fund since 1984. The Seller has heretofore made available copies of such elections to the Buyer.

            (b) Subject only to the Seller's Required Regulatory Approvals, the Seller and the Trustee have all requisite authority to cause the assets of the Qualified Decommissioning Fund to be transferred in accordance with the provisions of this Agreement.

            (c) The Seller and/or the Trustee of the Qualified Decommissioning Fund has/have filed or caused to be filed with the NRC, FERC, the IRS and any other Governmental Authority all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by such entities. The Seller has made available to the Buyer a copy of the schedule of ruling amounts most recently issued by the IRS for the Qualified Decommissioning Fund, a copy of the request that was filed to obtain such schedule of ruling amounts and a copy of any pending request for revised ruling amounts, in each case together with all exhibits, amendments and supplements thereto. Any amounts contributed to the Qualified Decommissioning Fund while such request is pending before the IRS and which turn out to exceed the applicable amounts provided in the schedule of ruling amounts issued by the IRS will be withdrawn by the Seller from the Qualified Decommissioning Fund within the period provided under Treas. Reg. Section 1.468A-5(c)(2)(i). There are no interim rate orders that may be retroactively adjusted or retroactive adjustments to interim rate orders that may affect amounts that the Buyer may contribute to the Qualified Decommissioning Fund or may require distributions to be made from the Qualified Decommissioning Fund.

            (d) The Seller has made available to the Buyer the balance sheets for the Qualified Decommissioning Fund as of December 31, 2000, and promptly after becoming available, but in any event prior to Closing, such balance sheets as of December 31, 2001, and for the last quarter prior to Closing, and will make available to the Buyer the balance sheets for


                                     B-1-50
the Qualified Decommissioning Fund as of the last Business Day before Closing, and they present or will present, as the case may be, fairly in all material respects as of December 31, 2000 and as of the last Business Day before Closing, as the case may be, the financial position of the Qualified Decommissioning Fund in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein. The Seller will make available to the Buyer information from which the Buyer can determine the Tax Basis of all assets in the Qualified Decommissioning Fund as of the last Business Day before Closing. There are no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due), including, without limitation, any acts of "self-dealing" as defined in Treas. Reg. Section 1.468A-5(b)(2), or agency or other legal proceedings that may materially affect the financial position of the Qualified Decommissioning Fund other than those, if any, that are disclosed in Schedule 4.20(d).

            (e) The Seller has made available to the Buyer copies of all contracts and agreements to which the Trustee of the Qualified Decommissioning Fund, in its capacity as such, is a party.

            (f) The Qualified Decommissioning Fund has filed all Tax Returns required to be filed. Such Tax Returns were true, correct and complete in all material respects and all Taxes shown to be due on such Tax Returns have been paid in full. Except as shown in Schedule 4.20(f), no notice of deficiency or assessment has been received from any taxing authority with respect to liability for Taxes of the Qualified Decommissioning Fund which have not been fully paid or finally settled, and any such deficiency shown in such Schedule 4.20(f) is being contested in good faith through appropriate proceedings. Except as set forth in Schedule 4.20(f), there are no outstanding agreements or waivers extending the applicable statutory periods of limitations for Taxes associated with the Qualified Decommissioning Fund for any period.

            (g) To the extent Seller has pooled assets of the Qualified Decommissioning Fund with those of any other assets for investment purposes in periods prior to the Closing, such pooling arrangement is a partnership for federal income tax purposes and the Seller has filed all Tax Returns required to be filed with respect to such pooling arrangement for such periods.

            (h) For the period from and including April 1, 2001 to and including June 30, 2001, the Seller has made contributions to the Qualified
Decommissioning Fund in accordance with the terms of the FERC approved settlement agreement for rates effective January 1, 1995, at a rate of not less than $8,360,330 per annum, pro rated on a daily basis.

      4.21  Nonqualified Decommissioning Fund.

            (a) The Seller's Nonqualified Decommissioning Fund is a trust validly existing under the laws of the State of New York with all requisite authority to conduct its affairs as it now does. The Seller's Nonqualified Decommissioning Fund is in compliance in all material respects with all applicable rules and regulations of the NRC, the FERC and any other


                                     B-1-51

Governmental Authority. The Seller's Nonqualified Decommissioning Fund is classified as a grantor trust under Sections 671-677 of the Code.

            (b) Subject only to the Seller's Required Regulatory Approvals, the Seller has all requisite authority to cause the assets of the Nonqualified Decommissioning Fund to be transferred in accordance with the provisions of this Agreement.

            (c) The Seller and the Trustee of the Nonqualified Decommissioning Fund have filed or caused to be filed with the NRC and any relevant state or local authority all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by either of them.

            (d) The Seller has made available to the Buyer the balance sheets for the Nonqualified Decommissioning Fund as of December 31, 2000, and promptly after becoming available, but in any event prior to Closing, such balance sheets as of December 31, 2001, and for the last quarter prior to Closing, and will make available to the Buyer the balance sheets for the Nonqualified Decommissioning Fund as of the last Business Day before Closing, and they present or will present, as the case may be, fairly in all material respects as of their respective dates the financial position of the Nonqualified Decommissioning Fund in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein. The Seller will make available to the Buyer information from which the Buyer can determine the Tax Basis of all assets in the Nonqualified Decommissioning Fund as of the last Business Day before Closing. There are no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due) including, without limitation, agency or other legal proceedings, that may materially affect the financial position of the Nonqualified Decommissioning Fund other than those, if any, that are disclosed in Schedule 4.21(d).

            (e) The Seller has made available to the Buyer copies of all contracts and agreements to which the Trustee of the Nonqualified
Decommissioning Trust, in its capacity as such, is a party.

            (f) If the Seller has pooled the assets of the Nonqualified Decommissioning Fund with any other assets at any time prior to Closing, such pooling arrangement is not and shall not be deemed a corporation for tax purposes.

            (g) For the period from and including April 1, 2001 to and including June 30, 2001, the Seller has made aggregate contributions to the Qualified Decommissioning Fund and the Nonqualified Decommissioning Fund, in accordance with the terms of the FERC approved settlement agreement for rates effective January 1, 1995 at a rate of not less than $16,777,380 per annum, pro rated on a daily basis.

      4.22 Zoning Classification. The Real Property is zoned as set forth in
Schedule 4.22. The current zoning categories permit, and as of the Closing will permit, the operation of the


                                     B-1-52

Facility. The Seller has not requested, applied for, or given its consent to, and has no Knowledge of, any pending zoning variance or change with respect to the zoning of any of the Real Property.

      4.23 Intellectual Property. Except as set forth in Schedule 4.23, the Seller has ownership of, or license to use, all of the Intellectual Property necessary for the operation of the Acquired Assets and the rights of the Seller in such (i) Owned Intellectual Property relating to the Acquired Assets are freely transferable and (ii) Licensed Intellectual Property relating to the Acquired Assets are freely assignable. The Seller has not received written notice of any claims or demands of any other Person pertaining to any such Intellectual Property and no proceedings have been instituted, or are pending or, to the Seller's Knowledge, threatened, which challenge the rights of the Seller in respect thereof. All licenses or other agreements under which the Seller is granted rights in Intellectual Property relating to the Acquired Assets are listed in Schedule 1.1(87). All Owned Intellectual Property relating to the Acquired Assets is set forth in Schedule 2.1(j). All licenses or other agreements under which the Seller has granted rights to others in Intellectual Property relating to the Acquired Assets are listed in Schedule 4.23. Except as set forth in Schedule 4.23, all of such licenses or other agreements are in full force and effect, there is no material default by any party thereto, and all the Seller's rights thereunder are freely assignable. The business and activities of the Seller related primarily to the Facility do not infringe any Intellectual Property of any other Person. The Seller is not making unauthorized use of any confidential information or trade secrets of any Person, including without limitation any former employer of any past or present employee of the Seller.

      4.24 Taxes. With respect to the Acquired Assets (a) all Tax Returns required to be filed have been filed, (b) when filed, such Tax Returns were true, correct and complete in all material respects, and (c) all Taxes shown to be due on such Tax Returns have been paid in full. Except as set for in Schedule 4.24, no notice of deficiency or assessments has been received from any taxing authority with respect to liabilities for Taxes of the Seller in respect of the Acquired Assets, which have not been fully paid or finally settled, and any such deficiency shown in such Schedule 4.24 is being contested in good faith through appropriate proceedings. Except as set forth in Schedule 4.24, there are no outstanding agreements or waivers extending the applicable statutory periods of limitation for Taxes associated with the Acquired Assets for any period.
Schedule 4.24 sets forth the taxing jurisdictions in which the Seller owns assets or conducts business that require a notification to a taxing authority of the transactions contemplated by this Agreement, if the failure to make such notification, or obtain Tax clearances in connection therewith, would either require the Buyer to withhold any portion of the Purchase Price or would subject the Buyer to any liability for any Taxes of the Seller. There is no unpaid Tax on the Seller's ownership, operation or use of any of the Acquired Assets for which the Buyer could become liable. There are no Liens for Taxes upon any of the Acquired Assets, except for Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith as set forth in Schedule 4.24.

      4.25 Operability. Except to the extent any Seller's Agreement may not be assigned or assignable in whole or in part to the Buyer or any Permit may not be transferable to the Buyer and except for changes in the ordinary course of business and except for Excluded Assets, the


                                     B-1-53

Acquired Assets constitute all the assets used by the Seller in connection with its ownership and operation of the Facility during the twelve-month period immediately prior to the Effective Date.

      4.26 Brokers' Fees. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement or the Ancillary Agreements for which the Buyer could become liable or obligated.

      4.27 Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, THE ACQUIRED ASSETS ARE BEING SOLD AND TRANSFERRED "AS IS, WHERE IS," AND ACCORDINGLY THE SELLER IS NOT MAKING ANY OTHER REPRESENTATIONS OR WARRANTIES, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, CONCERNING SUCH ACQUIRED ASSETS, INCLUDING, IN PARTICULAR, ANY WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED OR AS TO THE WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR AS TO THE CONDITION OF THE ACQUIRED ASSETS, OR ANY PART THEREOF, OR WHETHER THE SELLER POSSESSES SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE ACQUIRED ASSETS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN SECTIONS 4.10, 4.17 AND 4.18, THE SELLER FURTHER SPECIALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY ARISING UNDER ENVIRONMENTAL LAWS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF ANY KIND REGARDING THE CONDITION OF THE ACQUIRED ASSETS OR THE SUITABILITY OF THE FACILITY FOR OPERATION AS A POWER PLANT AND NO OTHER MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATION MADE BY THE SELLER OR ANY SPONSOR, OR ANY OFFICER, EMPLOYEE, CONSULTANT OR AGENT THEREOF, OR ANY BROKER OR INVESTMENT BANKER WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE ACQUIRED ASSETS OR ANY PART THEREOF.

      THE PROVISIONS OF THIS SECTION HAVE BEEN NEGOTIATED BY THE PARTIES HERETO AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED OR STATUTORY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, THE RELATED AGREEMENTS OR ANY CERTIFICATE, EXHIBITS OR SCHEDULES HERETO AND THERETO THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT.


                                     B-1-54

      The disclaimers contained in this section are "conspicuous" disclaimers. Any covenants implied by law or by the use of the words "contribute," "grant," "convey," "assign," "transfer," or "deliver," or any other words used in this Agreement are hereby expressly excluded, disclaimed, waived and negated.

                                    ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF THE BUYER AND GUARANTOR

A.    The Buyer represents and warrants to the Seller as follows:

      5.1 Organization. The Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. The Buyer has heretofore delivered to the Seller complete and correct copies of its Certificate of Formation and Operating Agreement (or other similar governing documents), as currently in effect. The Buyer is, or on the Closing Date will be, qualified to conduct business in the State of Vermont.

      5.2 Authority. The Buyer has full organizational power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Buyer, and assuming that this Agreement constitutes a valid and binding agreement of the Seller, subject to the receipt of the Buyer's Required Regulatory Approvals, constitutes a valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms. When each Ancillary Agreement to which the Buyer is a party has been executed and delivered by the other parties thereto, subject to the receipt of the Buyer's Required Regulatory Approvals, such Ancillary Agreement will constitute a valid and legally binding obligation of the Buyer, enforceable in accordance with its terms.

      5.3 Consents and Approvals; No Violation.

            (a) Except as set forth in Schedule 5.3(a), and subject to the receipt of the Buyer's Required Regulatory Approvals, neither the execution and delivery by the Buyer of this Agreement and the Ancillary Agreements to which the Buyer is a party nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the Certificate of Formation and Operating Agreement (or other similar governing documents) of the Buyer, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, (iii) result in a default (or give


                                     B-1-55
rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which the Buyer is a party or by which any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Material Adverse Effect, or (iv) violate any law, regulation, order, judgment or decree applicable to the Buyer, which violations, individually or in the aggregate, would have a Material Adverse Effect.

            (b) Except as set forth in Schedule 5.3(b) (the filings and approvals, including all relevant decisions and orders, referred to in such Schedule are collectively referred to as the "Buyer's Required Regulatory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by the Buyer of the transactions contemplated hereby.

      5.4 Availability of Funds. The Buyer has provided the Seller with true and valid evidence that it has sufficient funds available to it, or has received binding written commitments from third parties to provide sufficient immediately available funds, to pay the Cash Purchase Price on the Closing Date and to enable the Buyer timely to perform all of its obligations under this Agreement (including, without limitation, the Assumed Liabilities and Obligations) and the Ancillary Agreements to which it is a party.

      5.5 Legal Proceedings. There are no actions, suits or proceedings pending, or, to the Buyer's Knowledge, threatened, against the Buyer or its members before any court, arbitrator or Governmental Authority which, individually or in the aggregate, would have a Material Adverse Effect or that questions the validity of this Agreement or the Ancillary Agreements to which the Buyer is a party or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement or the Ancillary Agreements to which the Buyer is a party. Neither the Buyer nor its members is subject to any outstanding judgments, rules, orders, writs, injunctions or decrees of any court, arbitrator or Governmental Authority which, individually or in the aggregate, would have a Material Adverse Effect, or impair, estop, impede, restrain, ban or otherwise adversely affect the Buyer's ability to satisfy or perform the Assumed Liabilities under any federal, state or local law.

      5.6 WARN Act. The Buyer shall not, with respect to the Acquired Assets, engage in a "plant closing" or "mass layoff," as such terms are defined in the WARN Act, within ninety (90) days after the Closing Date.

      5.7 "As Is Sale". The representations and warranties set forth in Article IV hereof constitute the sole and exclusive representations and warranties of the Seller in connection with the transactions contemplated hereby. There are no representations, warranties, covenants, understandings or agreements among the Parties regarding the Acquired Assets or their transfer other than those incorporated in this Agreement. Except for the representations and warranties expressly set forth in Article IV hereof, the Buyer disclaims reliance on any representations,


                                     B-1-56
warranties or guarantees, either express or implied, by the Seller, including but not limited to any representation or warranty expressed or implied in the Offering Memorandum dated April, 2001, and materials provided in connection therewith, including any oral, written or electronic response to any information request provided to the Buyer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE BUYER ACKNOWLEDGES AND AGREES THAT THE ACQUIRED ASSETS ARE BEING ACQUIRED "AS IS, WHERE IS" ON THE CLOSING DATE, AND IN THEIR CONDITION ON THE CLOSING DATE, AND THAT THE BUYER IS RELYING ON ITS OWN EXAMINATION OF THE ACQUIRED ASSETS, AND IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY MADE BY THE SELLER OR ANY SPONSOR, OR ANY OFFICER, EMPLOYEE, CONSULTANT OR AGENT THEREOF, OR ANY BROKER OR INVESTMENT BANKER.

      5.8 Affiliate Guaranty. If the Buyer assigns its rights and interests hereunder to any Affiliate or Affiliates pursuant to Section 11.5 hereof, the Buyer shall be deemed to have made the representations and warranties in Part A of this Article V on behalf of itself and any such Affiliate as if such Affiliate were a signatory to this Agreement.

      5.9 Qualified Buyer. The Buyer is qualified to obtain any Permits necessary for the Buyer to own and operate the Acquired Assets as of the Closing Date, to the extent such operation is required by any Ancillary Agreement or this Agreement.

      5.10 Brokers' Fees. The Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to this transactions contemplated by this Agreement or the Ancillary Agreements for which the Seller could become liable or obligated.

B.    Guarantor represents and warrants to the Seller as follows:

      5.11 Organization. Guarantor is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as is now being conducted.

      5.12 Authority. Guarantor has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the obligations contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of Guarantor and no other corporate proceedings on the part of Guarantor are necessary to authorize this Agreement or to perform the obligations contemplated hereby. This Agreement has been duly and validly executed and delivered by Guarantor, and assuming that this Agreement constitutes a valid and binding agreement of the Seller and Buyer, subject to the receipt of the Seller's and Guarantor's Required Regulatory Approvals, constitutes a valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms.

      5.13 Consents and Approvals; No Violation.


                                     B-1-57

            (a) Neither the execution and delivery by Guarantor of this Agreement nor the performance of the obligations contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation and By-laws of Guarantor, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, agreement, lease or other instrument or obligation to which Guarantor is a party or by which any of its assets may be bound, except for such defaults (or rights or termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Material Adverse Effect, or (iv) violate any law, regulation, order, judgment or decree applicable to Guarantor, which violations, individually or in the aggregate, would have a Material Adverse Effect. No declaration, filing or registration with, or notice to, or authorization, consent or approval of any Governmental Authority is necessary for the consummation by Guarantor of the transactions contemplated hereby.

      5.14 Legal Opinion. On the Effective Date Guarantor will deliver to the Seller an opinion of counsel to the effect that this Agreement is the legal, valid and binding obligation of Guarantor enforceable in accordance with its terms.

                                   ARTICLE VI
                            COVENANTS OF THE PARTIES

      6.1   Conduct of Business During the Interim Period.

            (a) During the period from the date of this Agreement to the Closing (the "Interim Period"), the Seller (i) shall operate and maintain the Acquired Assets in the ordinary course consistent with Good Utility Practices and Seller's past practices unless otherwise contemplated by this Agreement or with the prior written consent of the Buyer. Without limiting the generality of the foregoing, and, except as contemplated in this Agreement or as required under applicable law or by any Governmental Authority, during the Interim Period, without the prior written consent of the Buyer (which shall not be unreasonably withheld), the Seller will not with respect to the Acquired Assets:

                  (i) make any material change in the levels of fuel inventory (other than Nuclear Fuel) customarily maintained by the Seller with respect to the Acquired Assets except for changes consistent with Good Utility Practices;

                  (ii) except for Permitted Encumbrances, sell, lease (as lessor), pledge, encumber, restrict, transfer or otherwise dispose of, or grant any right with respect to, any of the Acquired Assets, other than assets acquired, leased, used, consumed or replaced in the ordinary course of business consistent with Good Utility Practices;


                                     B-1-58

                  (iii) modify, amend or voluntarily terminate prior to the expiration date thereof any Seller's Agreement, Real Property Agreement, Permit, Environmental Permit or NRC License or waive any default by, or release, settle or compromise any claim against any other party thereto, other than (A) in the ordinary course of business, to the extent consistent with Good Utility Practices, (B) with cause, to the extent consistent with Good Utility Practices,
(C) as may be required in connection with the Seller's obligations to the Buyer under this Agreement, or (D) as may be reflected in Seller's Operating or Capital Budgets for 2001 and Tentative Operating and Capital Budget for 2002 (as set forth in Schedule 6.1(a)(vi);

                  (iv) enter into any commitment for the purchase or sale of Nuclear Fuel having a term that extends beyond the Refueling Outage or such other date that the Parties mutually agree;

                  (v) other than the Amendatory Agreements, enter into any power sales agreement having a term that extends beyond the Closing;

                  (vi) enter into any commitment, lease or contract for goods or services (including through a modification or amendment of an existing agreement or otherwise) not reflected in Seller's Operating or Capital Budgets for 2001 and Tentative Operating and Capital Budgets for 2002 (as set forth in Schedule 6.1(a)(vi)) or addressed in clauses (i) through (v) above that will be delivered or provided after February 28, 2002 or such other date that the Parties mutually agree to be the date on which the Closing is expected to occur that exceeds two hundred and fifty thousand dollars ($250,000) in the aggregate unless such commitment or contract is terminable by the Seller (or by the Buyer after the Closing) without further liability or has been agreed to by the Buyer in writing;

                  (vii) enter into, amend, make any material waivers under or otherwise materially modify any agreement or settlement with any Governmental Authority or make any new or modify any current election relating to or regarding the tax status of the Acquired Assets for any taxable period ending after December 31, 2000 or change any current election with respect to Taxes affecting the Acquired Assets, in each case other than in the ordinary course of business;

                  (viii) change, in any material respect, its accounting methods or practices;

                  (ix) establish, adopt, enter into or amend the Benefits Plans or other employment plans, arrangements or practices, or grant to any Transferred Employee any material increase in compensation, nor shall the Seller hire any new employees or transfer any existing employees other than to fill vacancies in existing positions, in all cases except (A) to the extent required by the terms of the IBEW Collective Bargaining Agreement or applicable law, (B) in the ordinary course of business consistent with past practice, (C) as set forth in Schedule 6.1(a)(ix), or (D) if the Old IBEW Contract is in effect on the Effective Date, the Seller may enter into a new contract to replace the Old IBEW Contract;


                                     B-1-59

                  (x) amend or modify the Seller's Decommissioning Trust Agreement or the Vermont Yankee Spent Fuel Disposal Trust (other than an amendment to reflect the transactions contemplated hereby);

                  (xi) make any material change in the levels of Inventory customarily maintained by the Seller with respect to the Acquired Assets, other than consistent with Good Utility Practices; or

                  (xii) settle or compromise any Environmental Claim, including with any Governmental Authority, except to the extent such settlement or compromise does not impose any post-Closing Liabilities on the Buyer or require any post-Closing Remediation.

            (b) During the Interim Period, in the interest of facilitating an orderly transition of the management of the Acquired Assets at the Closing and permitting informed action by the Buyer regarding its rights pursuant to Section 6.1(a), the Parties agree that a committee comprised of one or more senior representatives designated by the Seller and one or more senior representatives designated by the Buyer (the "Transition Committee") will be established as soon as practicable after the execution of this Agreement to permit the Buyer to observe the operation of the Acquired Assets and to facilitate the transfer of the Acquired Assets to the Buyer at the Closing. The Transition Committee will be kept fully apprised by the Seller of all material VYNPS management and operating developments. The Transition Committee shall have regular access to the management of the Seller (including to any written management reports on the operations of VYNPS given to the Board of Directors). The Transition Committee shall be accountable directly to the respective chief executive officers of the Buyer and the Seller and shall from time to time report its findings to the senior management of each of the Seller and the Buyer. The Transition Committee shall have no authority to enter into a legally binding agreement to bind the Buyer or the Seller. The Buyer in its sole discretion may send personnel to the Site at the Buyer's expense to continue the Buyer's transition efforts with respect to the Acquired Assets. The Seller shall provide the Buyer, at no cost to the Buyer, interim furnished office space, utilities and HVAC at the Facility reasonably necessary to allow the Buyer and its Representatives to conduct their transition efforts during the Interim Period; provided that all other costs and expenses of the Buyer's transition activities shall be borne by the Buyer, including without limitation the cost of workers' compensation and employers' liability coverage and reimbursement of the Seller for any such costs initially charged to the Seller.

            (c) During the Interim Period, the Seller shall retain full authority to conduct all operations at the VYNPS and to make all decisions and take all actions necessary to comply with NRC requirements and the conditions of the NRC Licenses. Nothing contained in this Agreement shall be construed to diminish or impair such authority of the Seller.

            (d) During the Interim Period the Buyer and the Seller will cooperate to work on any mutually agreeable uprate of the Facility, and the Purchase Price shall be increased to reflect the cost of any such uprate work paid for by the Seller.


                                     B-1-60

      6.2 Access to Information. During the Interim Period, the Seller will, during ordinary business hours and upon reasonable notice and subject to compliance with all applicable NRC rules and regulations: (i) permit the Buyer and Buyer's Representatives to have reasonable access, in a manner so as not to unreasonably interfere with the normal operations of the Seller, to all books, records, plants, offices and other facilities and properties constituting the Acquired Assets in order to plan for and facilitate an orderly transition of ownership of the Acquired Assets; (ii) furnish the Buyer with operating data and other information with respect to the Acquired Assets as the Buyer may from time to time reasonably request; and (iii) furnish the Buyer a copy of each material report, schedule or other document filed or received by the Seller with respect to the Acquired Assets with the NRC, FERC, VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Acquired Assets. All access and inspections by the Buyer (whether pursuant to this Section 6.2 or otherwise) are subject to the following provisions:

            (a) Physical Access (Escorted and Unescorted).

                  (i) The Buyer shall, with respect to each Person designated by the Buyer to have escorted access to the Facility, provide the following information for each such Person to the Plant Manager for the Facility (or his designee) no later than twenty-four (24) hours prior to the proposed time of access by such Person: name, date of birth, social security number, and the name of each nuclear power plant at which such Person has a current badge for unescorted access. The Seller reserves the right where necessary to limit the number of Persons to whom escorted access is provided at any one time on account of safety and/or reasonable logistical considerations.

                  (ii) Subject to the immediately succeeding sentence, the Buyer shall, with respect to each Person designated by the Buyer to have unescorted access to the Facility, provide reasonable notice to the Plant Manager for the Facility (or his designee), so as not to interfere with the normal business operations of the Facility, and such Person shall comply with all existing requirements of the Facility and NRC for unescorted access, including, but not limited to, background investigation, training requirements, fitness-for-duty requirements, a psychological assessment and behavioral observation.

                  (iii) In the event that the Buyer shall have a fitness-for-duty program meeting the requirements of 10 C.F.R. Part 26, the Buyer may request that any Person subject to such program be excused from compliance with the fitness-for-duty program of VYNPS, in which event the provisions of 10 C.F.R. Section 26.23 shall be applicable to such Person designated by the Buyer to have unescorted access to the Facility.

            (b) Access to Records and Information. Under no circumstances shall the Seller be required to provide access to any documents or information constituting or containing "Classified National Security Information" or "Restricted Data", as defined in 10 C.F.R. Part 73. The Seller shall not be required to provide access to any documents or information constituting or containing "Safeguards Information", as defined in 10 C.F.R. Part 73, except to any Person


                                     B-1-61
designated by the Buyer to have access to such information and the Buyer shall have first obtained authorization or concurrence from the NRC for the disclosure of such information to such Person.

            (c) Limitations. Notwithstanding anything to the contrary in this
Section 6.2, the Seller shall: (i) only furnish or provide such access to confidential personnel records and medical records as is allowed by applicable laws; (ii) not provide any information that the Seller or the Seller's counsel reasonably believes constitutes or could reasonably be deemed to constitute a waiver of the attorney-client privilege; and (iii) not be required to supply the Buyer with any information that the Seller is under a legal obligation not to supply, provided that Seller shall use Commercially Reasonable Efforts to obtain consent to disclose all material information otherwise described under this
Section 6.2.

            (d) The Buyer and the Seller acknowledge that all information regarding the Seller and the Sponsors furnished to or obtained by the Buyer or the Buyer's Representatives pursuant to this Section 6.2 shall be treated as Proprietary Information.

            (e) Until December 31, 2012 or such other date as the Parties may agree in writing and subject to all applicable NRC rules and regulations, each Party agrees to provide, at its expense, safe storage for all of the books and records relating to the Acquired Assets, including all Transferred Employee Records or other personnel and medical records required by law, legal process or subpoena, in its possession after the Closing and agrees to provide to the other Party and its Representatives reasonable access to all such materials in its possession to the extent that such access may reasonably be required by such Party in connection with the Assumed Liabilities and Obligations or the Excluded Liabilities, or other matters relating to or affected by the operation of the Acquired Assets. Such access shall be afforded by the Party in possession of such books and records upon receipt of reasonable advance notice and during normal business hours. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 6.2(e). If the Party in possession of such books and records shall desire to dispose of any such books and records upon or prior to December 31, 2012, such Party shall, prior to such disposition, give the other Party a reasonable opportunity at such other Party's expense, to segregate and remove such books and records as such other Party may select. Notwithstanding the foregoing, the rights of access to medical records and other confidential employee records shall be subject to all applicable legal requirements.

            (f) Seller agrees (i) not to release any Person (other than Buyer) from any confidentiality agreement now existing with respect to the Acquired Assets, or waive or amend any provision thereof and (ii) to assign any rights arising under any such confidentiality agreement (to the extent assignable) to Buyer.

            (g) Notwithstanding the terms of the Confidentiality Agreement,
Section 6.2(b) and Article VIII, the Parties agree that prior to the Closing Buyer may reveal or disclose Proprietary Information to any other Persons in connection with Buyer's financing and risk


                                     B-1-62
management of the Acquired Assets. During the Interim Period the Buyer and the Seller shall consult with each other and coordinate their dealings with Seller's suppliers and vendors. Except as may be permitted in the Confidentiality Agreement or as may have been permitted, with the Seller's written consent during the course of the Buyer's due diligence investigation of the Acquired Assets prior to the Effective Date, the Buyer agrees that, prior to the Closing Date, it will not (i) contact any employees or other contracting parties (other than suppliers and vendors) of the Seller with respect to their employment or service relationship with the Seller or the Buyer in connection with the Acquired Assets, without the prior written consent of the Seller or (ii) contact INPO with respect to any aspect of the Acquired Assets, or the transactions contemplated hereby, without the prior written consent of the Seller.

            (h) Upon notice to the other Party, either Party may provide Proprietary Information of the other Party to the SEC, NRC, FERC, VTDPS, VTPSB or any other Governmental Authority having jurisdiction over the Acquired Assets or any stock exchange, as may be necessary to obtain Seller's Required Regulatory Approvals or Buyer's Required Regulatory Approvals, respectively, or to comply generally with any relevant law, order, rule or regulation. The disclosing Party shall seek confidential treatment for the Proprietary Information provided to any such Governmental Authority and the disclosing Party shall notify the other Party as far in advance as practical of its intention to release to any Governmental Authority any such Proprietary Information.

      6.3 Expenses. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the cost of legal, technical and financial consultants and the cost of filing for and prosecuting applications for Required Regulatory Approvals, shall be borne by the Party incurring such costs and expenses. Notwithstanding anything to the contrary herein, Buyer and Seller will share equally the cost of all filing fees under the HSR Act and with respect to any NRC filings required to consummate the transactions contemplated hereby.

      6.4 Further Assurances; Cooperation.

            (a) Subject to the terms and conditions of this Agreement, each of the Parties hereto will use Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the Acquired Assets pursuant to this Agreement, including, without limitation, using Commercially Reasonable Efforts to ensure satisfaction, but not waiver, of the conditions precedent to each Party's obligations hereunder. Notwithstanding anything in the previous sentence to the contrary, the Seller and the Buyer shall use Commercially Reasonable Efforts to obtain all Permits and Environmental Permits and the NRC Licenses necessary for the Buyer to acquire and operate the Acquired Assets. Neither of the Parties hereto will, without the prior written consent of the other Party, take or fail to take any action, which would reasonably be expected to prevent or materially impede, interfere with


                                     B-1-63
or delay the transactions contemplated by this Agreement, other than as required of such Party under any requirement of law or order or rule of any Governmental Authority.

            (b) From time to time after the Closing, without further consideration, the Seller will, at its own expense, execute and deliver such documents to the Buyer and take such additional action as the Buyer may reasonably request in order to more effectively consummate the sale and purchase of the Acquired Assets or to more effectively vest in the Buyer good and marketable title to the Acquired Assets subject to the Permitted Encumbrances. The Seller shall cooperate with the Buyer, at the Buyer's expense, in the Buyer's efforts to cure or remove any Permitted Encumbrances that the Buyer reasonably deems objectionable. From time to time after the Closing, without further consideration, the Buyer will, at its own expense, execute and deliver such documents to the Seller as the Seller may reasonably request in order to evidence the Buyer's assumption of the Assumed Liabilities and Obligations.

            (c) To the extent that the Seller's rights under any Seller's Agreement, Licensed Intellectual Property, or Real Property Agreement may not be assigned without the consent of another Person which consent has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and the Seller, at its expense, shall use Commercially Reasonable Efforts to obtain any such required consent(s) as promptly as possible. The Seller and the Buyer agree that if any consent to an assignment of any Seller's Agreement or Real Property Agreement shall not be obtained or if any attempted assignment would be ineffective or would impair the Buyer's rights and obligations under the applicable Seller's Agreement or Real Property Agreement so that the Buyer would not in effect acquire the benefit of all such rights and obligations, the Seller, to the maximum extent permitted by law and such Seller's Agreement or Real Property Agreement shall after the Closing appoint the Buyer to be the Seller's agent with respect to such Seller's Agreement or Real Property Agreement, and the Seller shall, to the maximum extent permitted by law and such Seller's Agreement or Real Property Agreement, enter into such reasonable arrangements with the Buyer as are necessary to provide the Buyer with the benefits and obligations of such Seller's Agreement or Real Property Agreement. The Seller and the Buyer shall cooperate and shall each use Commercially Reasonable Efforts after the Closing to obtain an assignment of such Seller's Agreement, Licensed Intellectual Property, or Real Property Agreement to the Buyer. The exercise by Buyer and Seller of the terms of this Section shall in no event constitute a waiver of the conditions to Closing set forth in Article VII.

            (d) For a reasonable time after the Closing Date, the Buyer and the Seller agree to provide services to each other as reasonably required to the extent necessary to ensure the continuity of support for VYNPS and the orderly completion of projects or other work in progress that would be adversely affected if those services were interrupted. Such support by one Party to the other will not be unreasonably withheld, provided that requests for such support are made in a timely manner. The Party providing the requested support will be reimbursed for all reasonable costs thereof in accordance with established accounting procedures or on an alternative cost reimbursement basis as mutually agreed by the Parties.


                                     B-1-64

            (e) Until December 31, 2012 or such other date as the Parties may agree in writing, the Buyer shall provide to the Seller, on a rent-free basis, three contiguous offices with secretarial support space at the Brattleboro Site (as designated in Schedule 6.4(e) hereto) or comparable office facilities in the Buyer's other office buildings at the Vernon Site or other site, together with the requisite office furniture, communications equipment, heat, cooling and electric service as is reasonably requested by Seller and in all cases comparable to that provided to Buyer's employees and unrestricted access and egress therefrom necessary to conduct the continuing administrative support activities for the Seller's business. During such period, the Buyer shall also provide to the Seller (at the Buyer's cost) accounting support services for the preparation of employee and contractor tax reports and other audit matters.

            (f) The Buyer agrees to comply with all applicable NEPOOL standards and requirements.

            (g) Within twenty (20) days after the Effective Date, the Seller will call and hold a meeting of its shareholders to seek approval of this Agreement and will promptly give the Buyer a written notice of the results thereof.

      6.5 Public Statements. From time to time after the date hereof until thirty (30) days after the Closing Date, the Parties shall not issue any public announcement or statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, except as may be required by law, or by orders or rules of any Governmental Authority, the rules of the New York Stock Exchange or by any listing or trading agreement.

      6.6 Notices, Consents and Approvals.

            (a) HSR Filing. The Seller and the Buyer shall each file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The Parties shall cooperate with each other and shall use Commercially Reasonable Efforts to make such filings as promptly as possible after the Effective Date, to respond promptly to any requests for additional information made by either such agency and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing. Buyer and Seller shall be equally responsible for the cost of all filing fees under the HSR Act, but each Party will bear its own costs for the preparation of any such filing.

            (b) Required Approvals. The Seller and the Buyer shall cooperate with each other and use Commercially Reasonable Efforts to (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) obtain the transfer, issuance or reissuance to the Buyer of all necessary Transferable Permits, and (iv) obtain all necessary consents, approvals and authorizations of all other parties necessary or advisable to consummate the transactions


                                     B-1-65
contemplated by this Agreement or any of the Ancillary Agreements (including, without limitation, the Seller's Required Regulatory Approvals and the Buyer's Required Regulatory Approvals) or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which the Seller or the Buyer is a party or by which either of them is bound. Prior to either Party's submission of any filing made in connection with the transactions contemplated by this Agreement or the Ancillary Agreements, the submitting Party shall give such filing to the other Party and the receiving Party shall have the opportunity to review and comment on, as promptly as possible after receipt of such draft filing, all characterizations of the information relating to the transactions contemplated by this Agreement and the Ancillary Agreements which appear therein, and the receiving Party shall have the right to attend and appear in the proceedings relating to such filings. The Parties shall consider, in good faith, such comments before making any filings.

            (c) Nuclear Regulatory Commission Approval. (i) Application. As promptly after the Effective Date as may be feasible, the Buyer and the Seller shall jointly prepare and file an application with the NRC seeking transfer of the NRC Licenses to the Buyer on a schedule consistent with other recent applications for the transfer of other facilities. Thereafter, the Buyer and the Seller shall cooperate with one another to facilitate review of the Application by the NRC Staff, including but not limited to promptly providing the NRC Staff with any and all documents or information that the NRC Staff may reasonably request or require any of the parties to provide or generate.

                  (i) Prosecution of Application. The application shall identify the Buyer and the Seller as separate parties to the application. In the event the processing of such application by the NRC becomes a contested proceeding, until such contested proceeding is completed, the Buyer and the Seller shall have the right to separately appear therein by their own counsel.

                  (ii) Costs of Application and Prosecution. The Buyer and the Seller will each bear their own costs of the preparation, submission and processing of the application, including any contested proceeding that may occur in respect thereof; provided, however, that the Buyer shall bear the costs of all NRC Staff fees payable in connection with the application. In the event that the Parties agree upon the use of common counsel, they shall share equally the fees and expenses of such counsel.

            (d) Other than Transferable Permits, the Buyer shall have the primary responsibility for securing the transfer, reissuance or procurement of the Permits, Environmental Permits and the NRC Licenses effective as of the Closing Date. The Seller shall have the primary responsibility for securing the transfer, reissuance or procurements of Transferable Permits effective as of the Closing Date. Each Party shall cooperate with the efforts of the other Party in this regard and assist in any transfer or reissuance or procurement of a Permit or Environmental Permit or a Transferable Permit.


                                     B-1-66

            (e) In no event shall either Party in connection with the foregoing proceedings be required to take or refrain from taking any action, or advance or refrain from advancing any position if such action would violate any applicable law, order or rule, or any code of professional conduct applicable to attorneys-at-law.

      6.7   Interim Period Notice.

            (a) The Buyer shall notify the Seller promptly if any information comes to its attention that would excuse the Buyer from the performance of its obligations under this Agreement or the Ancillary Agreements due to the Seller's inability to satisfy any condition to close set forth in Section 7.1.

            (b) The Seller shall notify the Buyer promptly if any information comes to its attention that would excuse the Seller from the performance of its obligations under this Agreement or the Ancillary Agreements due to the Buyer's inability to satisfy any condition to close set forth in Section 7.2.

            (c) The Seller shall promptly notify the Buyer in writing of the existence of any matter, which if in existence on the Effective Date or the Closing Date would cause any of the representations or warranties in Article IV above to be untrue or incorrect. If all of such untrue or incorrect representations or warranties could reasonably be expected to cost more than five hundred thousand dollars ($500,000) in the aggregate to cure, the Buyer shall have the right, if the Seller has not within twenty (20) days after receipt by the Buyer of the notice referred to in the preceding sentence (the "Cure Commencement Period") committed in writing to cure such untrue or incorrect representations or warranties, to terminate this Agreement upon written notice to the Seller. If the cost to cure all of such untrue or incorrect representations or warranties could reasonably be expected to be five hundred thousand dollars ($500,000) or less in the aggregate or if the Buyer does not exercise the right referred to in the preceding sentence or the final sentence of this Section 6.7(c) to terminate this Agreement within twenty (20) days after the Cure Commencement Period or within ninety (90) days after the Cure Commencement Period for such longer period, as the case may be, the written notice pursuant to this Section 6.7(c) shall be deemed to have amended the appropriate Schedule or Schedules as of the Effective Date, to have qualified the representations and warranties contained in Article IV above as of the Effective Date, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter. If, after the Seller commits to cure such untrue or incorrect representations or warranties exceeding five hundred thousand dollars ($500,000) in the aggregate, the same remain uncured for the earlier of (i) 90 days after the Cure Commencement Period (or such longer period as the Seller is diligently pursuing such cure) or (ii) the Closing, the Buyer may terminate this Agreement by giving written notice of termination to the Seller.

            (d) The Buyer shall promptly notify the Seller in writing of the existence of any matter, which if in existence on the Effective Date or the Closing Date would cause any of the representations or warranties in Article V above to be untrue or incorrect. If all of such


                                     B-1-67
untrue or incorrect representations or warranties could reasonably be expected to cost more than five hundred thousand dollars ($500,000) in the aggregate to cure, the Seller shall have the right, if the Buyer has not within twenty (20) days after receipt by the Seller of the notice referred to in the preceding sentence committed in writing to cure such untrue or incorrect representations or warranties, to terminate this Agreement upon written notice to the Buyer. If the cost to cure all of such untrue or incorrect representations or warranties could reasonably be expected to be five hundred thousand dollars ($500,000) or less in the aggregate or if the Seller does not exercise the right referred to in the preceding sentence or the final sentence of this Section 6.7(c) to terminate this Agreement within twenty (20) days after the Cure Commencement Period or within ninety (90) days after the Cure Commencement Period (or such longer period), as the case may be, the written notice pursuant to this Section 6.7(d) shall be deemed to have amended the appropriate Schedule or Schedules as of the Effective Date, to have qualified the representations and warranties contained in Article V above as of the Effective Date, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter. If, after the Buyer commits to cure such untrue or incorrect representations or warranties exceeding five hundred thousand dollars ($500,000) in the aggregate, the same remain uncured for the earlier of (i) ninety (90) days after the Cure Commencement Period (or such longer period as the Buyer is diligently pursuing such cure) or (ii) the Closing, the Seller may terminate this Agreement by giving written notice of termination to the Buyer.

            (e) As soon as practicable after the Effective Date, the Buyer shall notify the Seller in writing whether, after a diligent review, it has determined in its reasonable discretion that one or more of the Special Exceptions numbered 14, 23 or 44 listed in Part A of Schedule 4.7 would constitute a material obstacle to the Buyer's ability to operate the Facility after the Closing. If that determination is affirmative, the Buyer and the Seller shall promptly mutually assess the available cures therefor. If the cost to cure such obstacle could reasonably be expected to be five hundred thousand dollars ($500,000) or less, the Seller shall, at its sole expense, undertake to perform such cure as soon as practicable, but in any event prior to Closing. If the cost to cure such obstacle could reasonably be expected to be more than five hundred thousand dollars ($500,000), the Buyer shall have the right, if the Seller has not within a reasonable time committed in writing to cure such obstacle, to terminate this Agreement.

            (f) The Seller shall be entitled to amend, substitute or otherwise modify any Seller's Agreement to the extent that such Seller's Agreement expires by its terms prior to the Closing or is terminable without liability to the Buyer on or after the Closing, or if the terms and conditions of such modified Seller's Agreement constituting the Assumed Liabilities and Obligations are on terms and conditions not less favorable to the Buyer than the original Seller's Agreement. Subject to Sections 6.7(a), (b), (c) and (d), nothing contained herein shall relieve the Seller or the Buyer of any breach of representation, warranty or covenant under this Agreement existing as of the date hereof or any subsequent date as of which such representation, warranty or covenant shall have been made.


                                     B-1-68

            (g) Within ten (10) Business Days after the receipt of any Buyer's or Seller's Required Regulatory Approval, the Party receiving such approval (the "Receiving Party") shall notify the other Party in writing if the approval is not in form and substance reasonably satisfactory to the Receiving Party, in its sole discretion.

      6.8   Employees.

            (a) The Buyer or an Affiliate will offer employment at the Site, commencing as of the Closing, at wages, including, without limitation, base pay and bonuses, not less than the employee was receiving immediately prior to the Closing, and benefits, including benefits provided under any employee benefit plan or program that are comparable to those existing immediately prior to the Closing, for a period of at least twelve months from that date to all regular employees of VYNPC on the Closing Date. As used in Section 6.8, the term "regular employee" excludes those employees who are temporary or casual or who may be considered jointly employed by VYNPC and any other person or entity.

            (b) The Buyer will honor and assume all existing employment contracts referred to in the first sentence of Section 4.11 of VYNPC employees who are Transferred Employees and those entered into pursuant to Section 6.1(a)(ix).

            (c) All offers of employment shall be made in accordance with applicable federal, state and local laws and regulations.

            (d) Unless otherwise specifically provided herein, all Transferred Employees shall retain their seniority and receive full credit for service with the Seller (including service with a Sponsor to the extent credited by Seller) in connection with entitlement to compensation, vacation, benefits and rights under any employment agreement or agreements with any union, to the extent such service is recognized by the Seller.

            (e) If the Buyer terminates the employment of any Transferred Employee, who is not in the bargaining unit represented by the IBEW, during the twelve months immediately following the Closing Date for any reason other than for cause, the Buyer shall provide severance benefits to such affected employee pursuant to any VYNPC severance policy and/or agreements in effect on the Closing (and as set forth in Schedule 4.12(a)) or entered into in accordance with this Agreement.

            (f) As of the Closing, the Buyer shall succeed to all VYNPC's obligations to recognize and bargain with the IBEW or any other properly recognized or certified collective-bargaining representative and shall assume any agreements between the IBEW and VYNPC.

            (g) As of the Closing, all Transferred Employees and their eligible dependents shall commence participation in welfare benefit plans of the Buyer or its Affiliates (the "Replacement Welfare Plans") that will provide benefits or coverage substantially similar to the benefits or coverage provided to the Transferred Employees and their eligible dependents under


                                     B-1-69
the Seller's plans and programs in effect for the Transferred Employees and their eligible dependents immediately prior to the Closing. The Buyer shall (i) waive all limitations as to pre-existing condition exclusions and waiting periods with respect to the Transferred Employees and their eligible dependents under the Replacement Welfare Plans, other than, but only to the extent of, limitations or waiting periods that were in effect with respect to such employees under the welfare benefit plans maintained by the Seller and that have not been satisfied as of the Closing Date , and (ii) provide each Transferred Employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Closing Date,during a plan year under the Seller's plan that has not ended as of the Closing Date , in satisfying any deductible or out-of-pocket requirements under the Replacement Welfare Plans (on a pro-rata basis in the event of a difference in plan years).

            (h) The Buyer shall assume sponsorship of the Seller's "Thrift Plan for Management Employees" and "Thrift Plan for Employees who are members of the IBEW" (the "Assumed Thrift Plans"), which includes (but is not limited to) the assumption of any and all past, present and future Liabilities pursuant to the Assumed Thrift Plans. The Seller shall cause the Transferred Employees and the Non-Transferred Employees to be fully vested in their respective account balances under the Assumed Thrift Plans immediately before the Closing Date. Non-Transferred Employees will not be considered active participants in the Assumed Thrift Plans, and will not be able to make contributions to the Assumed Thrift Plans. Non-Transferred Employees will be treated as terminated/retired employees under the Assumed Thrift Plans as of the Closing. The Seller shall remain responsible for, and in accordance with the Code, shall timely transfer to the trustee for the Assumed Thrift Plans all required employee contributions to the Assumed Thrift Plans with respect to employment prior to the Closing.

            (i) The Buyer shall assume sponsorship of (i) the "Retirement Plan for the IBEW", which is the Seller's defined benefit pension plan for Union Employees, and (ii) the Final Average Pay Pension Plan, which is the Seller's defined benefit pension plan for Non-Union Employees (collectively referred to as the "Seller's Defined Benefit Plans"), which includes (but is not limited to) the assumption of any and all past, present and future Liabilities pursuant to the Seller's Defined Benefit Plans. The Buyer assumes Liability for all benefit payments under the Seller's Defined Benefit Plans for all participants, whether active, retired, terminated vested participants, or eligible beneficiaries. The Seller shall cause all Transferred Employees and all Non-Transferred Employees to be fully vested in their respective accrued benefits under the Seller's Defined Benefit Plans as of the Closing. Non-Transferred Employees will be treated as terminated/retired employees under the Seller's Defined Benefit Plans as of the Closing.

            (j) The Buyer shall assume sponsorship of the Seller's VEBA for Non-Union Employees and the Seller's VEBA for Union Employees, as well as the 401(h) accounts in the Seller's Defined Benefit Plans maintained by the Seller for the purpose, in whole or in part, of funding post-retirement benefits (collectively referred to as the "Seller's Retiree Welfare Plans"). The Buyer assumes responsibility and Liability for all benefit payments under the Seller's Retiree Welfare Benefit Plans for all participants, whether active, retired, or beneficiaries.


                                     B-1-70

            (k) The Seller shall file in a timely manner all reports or other information required by the Pension Benefit Guaranty Corporation under Section 4043 of ERISA in connection with the transfer of sponsorship of the Seller's Defined Benefit Plans.

            (l) On and after the Closing, the Buyer shall assume Liability for all benefit payments from the Seller's Defined Benefit and Retiree Welfare Benefit Plans.

            (m) The Buyer shall assume Liability for any obligations to make severance payments to any (i) Transferred Employees whose employment with the Buyer or its Affiliates is terminated by the Buyer on or after the Closing or
(ii) employees of the Seller terminated by the Seller prior to the Closing with the written consent of the Buyer.

            (n) The Seller shall be responsible, with respect to the Acquired Assets, for performing and discharging all requirements under the WARN Act and under applicable state and local laws and regulations for the notification of its employees of any "employment loss" within the meaning of the WARN Act which occurs solely as a result of actions taken prior to the Closing. The Buyer shall be responsible, with respect to the Acquired Assets, for performing and discharging all requirements under the WARN Act and under applicable state and local laws and regulation for the notification of employees of any "employment loss" within the meaning of the WARN Act which occurs directly or indirectly as a result of any action taken on or after the Closing.

            (o) The Buyer agrees to assume Liability for COBRA administration for all Transferred Employees, Non-Transferred Employees, and former employees of the Seller, and their qualified beneficiaries who become or became entitled to such COBRA continuation coverage on or before the Closing. Any COBRA coverage provided pursuant to the preceding sentence shall be provided under the Replacement Welfare Plans and need not be identical to the coverage provided under the Seller's welfare benefit plans, except as required by applicable law.

            (p) The Buyer agrees to assume Liability for all of the Seller's obligations to reimburse Transferred Employees who are hired and start work during the Interim Period for relocation expenses payable in accordance with the Seller's policy in effect on the Effective Date and consistent with the Seller's past practice to the extent any such obligations to reimburse eligible expenses are outstanding on the Closing, provided that such amount did not become due, consistent with the Seller's past practice, prior to the Closing. The Buyer further agrees, to the extent consistent with the Seller's past practice, that it will not attempt to recoup from any Transferred Employee who leaves the Buyer's employ after the Closing any relocation expenses that were paid to such employee by the Seller.

            (q) The Seller shall remain responsible for paying Transferred Employees for (i) all salary and wages, and a pro rata share of all bonuses and incentive compensation that were earned for time worked for the Seller prior to the Closing, and (ii) all workers' compensation, disability benefits or other insurance benefits that were accrued and for which entitlement is based upon events occurring prior to the Closing including any incurred claims under employee


                                     B-1-71
benefit plans maintained by the Seller. Nothing in this Agreement shall be construed as making the Seller liable for any benefit under any of the Seller's Benefit Plans for which the Seller would not be liable under the terms of such plans. The Seller shall pay to the Buyer as promptly as practicable following the Closing, but by no later than the thirtieth (30th) day after the Closing, the cash equivalent for all unpaid vacation and holiday time for Transferred Employees which have accrued prior to the Closing. The Buyer shall thereafter be responsible for the payment of such vacation and holiday benefits to Transferred Employees. The Seller shall not be responsible for the payment of sick pay or personal time associated with the Transferred Employees on or after the Closing.

            (r) At the Closing, the Buyer agrees to adopt and assume Liability for any (i) non-tax qualified executive or management retirement program or incentive for any VYNPC employee, (ii) all change-in-control arrangements or agreements for any VYNPC employee, and (iii) all other Benefit Plans and programs of the Seller not expressly referred to in the other clauses of this
Section 6.8, if and to the extent that the assets funding any benefit identified in clause (i), (ii) or (iii), if any, and their income and appreciation, if any, are transferred to the Buyer. In the event those assets cannot be transferred to the Buyer, Seller shall retain all responsibility for those benefits accrued through the Closing. The Buyer shall then establish, effective as of the Closing, comparable benefits for covered executives.

            (s) Subject to the provision of Section 6.8(a), individuals who are otherwise "Union Employees" or "Non-Union Employees" but who on any date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act of 1993, the Vermont Parental and Family Leave laws and regulations, or due to any other authorized leave of absence, shall nevertheless be treated as "Union Employees" or as "Non-Union Employees," as the case may be, on such date if they are able to (i) return to work within the protected period under the Family and Medical Leave Act of 1993, the Vermont Parental and Family Leave laws and regulations, or such other leave (which in any event shall not extend more than twelve (12) weeks after the Closing Date or such longer period required by law), whichever is applicable, and (ii) perform the essential functions of their job with or without a reasonable accommodation.

            (t) The Seller shall make available to the Buyer reasonable information regarding compensation and employee benefit coverages and the services of appropriate employees at such reasonable times, including prior to the Closing, as may be reasonably necessary for the design and proper administration by the Buyer of any matters relating to service, compensation and employee benefits affecting Transferred Employees. The Seller shall use Commercially Reasonable Efforts (i) to secure any consent necessary in order to provide the Buyer such information and (ii) to cooperate to effect the transfer to the Buyer of any insurance policies, third-party administration agreements or any other contracts or agreements maintained by the Seller that relate to the Benefit Plans and which are necessary of the delivery of benefits to the Transferred Employees.

            (u) The Buyer shall pay all employees who are employed by the Seller on the Closing Date (whether they become Transferred Employees or not) and who are not in the


                                     B-1-72
bargaining unit represented by IBEW Local 300 a one-time One Thousand Dollar ($1,000) payment, less applicable deductions, within 30 days after the Closing. The Buyer shall negotiate with the IBEW a payment for Union Employees which when added to any bonus relating to the sale of the Facility provided in the IBEW Collective Bargaining Agreement shall equal $1,000.

      6.9   Risk of Loss.

            (a) From the date hereof through the Closing Date, all risk of loss or damage to the property included in the Acquired Assets shall be borne by the Seller. The Seller shall replace or repair any damage to the Acquired Assets in accordance with Good Utility Practices, except as otherwise provided in paragraphs (b) or (c) below. The Seller agrees to provide the Buyer such information as the Buyer shall reasonably request in connection with the repair, replacement or damage to any Acquired Asset.

            (b) If, before the Closing all or any portion of the Acquired Assets is taken by eminent domain or is the subject of a pending or (to the Knowledge of the Seller) contemplated taking which has not been consummated, the Seller shall notify the Buyer promptly in writing of such fact. If such taking could reasonably be expected to have a Material Adverse Effect, the Buyer and the Seller shall negotiate in good faith to settle the loss resulting from such taking (including, without limitation, by making a fair and equitable (i) adjustment to the Purchase Price or (ii) restoration or replacement of such Acquired Assets) and, upon such settlement, consummate the transactions contemplated by this Agreement pursuant to the terms of this Agreement. If no such settlement is reached within sixty (60) days after the Seller has notified the Buyer of such taking, then the Buyer or the Seller may terminate this Agreement pursuant to Section 10.1(g). If such taking could not reasonably be expected to have a Material Adverse Effect, there shall be no adjustment to the Purchase Price.

            (c) If, before the Closing all or any portion of the Acquired Assets are damaged or destroyed by fire or other casualty, the Seller shall notify the Buyer promptly in writing of such fact. If such damage or destruction could reasonably be expected to have a Material Adverse Effect and the Seller has not notified the Buyer of its intention to cure such damage or destruction within fifteen (15) days after its occurrence, the Buyer and the Seller shall negotiate in good faith to settle the loss resulting from such casualty (including, without limitation, by making a fair and equitable adjustment to the Purchase Price) and, upon such settlement, consummate the transactions contemplated by this Agreement pursuant to the terms of this Agreement. If no such settlement is reached within sixty (60) days after the Seller has notified the Buyer of such casualty, then the Buyer may terminate this Agreement pursuant to Section 10.1(g). If such damage or destruction could not reasonably be expected to have a Material Adverse Effect, there shall be no adjustment to the Purchase Price, provided that Seller shall remain obligated to replace or repair such damage.

      6.10  Decommissioning Funds.


                                     B-1-73

            (a) Between the Effective Date and the Closing, the Seller will make additional deposits from time to time to the the Decommissioning Funds in accordance with the FERC Order and IRS requirements. Notwithstanding the foregoing, in the event the aggregate value of the Qualified Decommissioning Fund and the Nonqualified Decommissioning Fund, as of the Closing, is less than the minimum decommissioning amount required for VYNPS by the applicable regulations of the NRC (the "NRC Minimum"), Seller shall be required to make an additional deposit to the Nonqualified Decommissioning Fund so that the aggregate value of the Qualified Decommissioning Fund and Nonqualified Decommissioning Fund together, measured as of the Closing, is equal to the NRC Minimum, provided, however, that such additional deposit together with the deposits made pursuant to the preceding sentence, shall in no event exceed an aggregate amount equal to (x) $16,777,380 multiplied by (y) the number of days between July 1, 2001 and the Closing Date and divided by (z) 365.

            (b) At the Closing, the Seller shall cause all of the assets of the Decommissioning Funds to be transferred to the Trustee under the Buyer's Post-Closing Decommissioning Trust Agreement.

            (c) Except as otherwise directed by the Buyer, the Seller shall ensure that the assets in the Nonqualified Decommissioning Fund as of the Closing Date consist of equity securities and/or fixed income securities and include minimal cash or general deposit accounts or other "Class I assets" within the meaning of Treas. Reg. Section 1.338-6T(b)(1).

            (d) Between the date hereof and the Closing, the Seller (i) will cause the assets of the Decommissioning Funds to be invested in accordance with the Investment Guidelines to the Seller's Decommissioning Trust Agreement in effect as of January 1, 2001 and (ii) will cause the Decommissioning Funds to maintain target protection positions in accordance with the policy described in the Vermont Yankee Decommissioning Master Trust Protection Program Policy Statement dated February 20, 2001.

      6.11  Spent Nuclear Fuel Fees.

            (a) Between the date hereof and the Closing, and at all times thereafter, the Seller will pay as they come due all Spent Nuclear Fuel Fees and any other fees associated with electricity generated at VYNPS prior to the Closing, and the Buyer shall have no liability or responsibility therefor. The Buyer shall pay and discharge all fees and expenses associated with electricity generated at VYNPS from and after the Closing, and the Seller shall have no liability or responsibility therefor. The Buyer shall assume title to and responsibility for the storage and disposal of the Spent Nuclear Fuel in VYNPS as of the Closing. The Seller shall assign to the Buyer the DOE Standard Contract, except for the obligation to pay the one time fee, and shall provide the required notice to the DOE within ninety (90) days of transfer of title to spent fuel.

            (b) The Seller agrees, upon receipt of at least 30 days advance written notice from the Buyer of the date on which the one-time fee for fuel burned prior to April 7, 1983 under the DOE Standard Contract will become due and payable in accordance with the terms of the


                                     B-1-74

DOE Standard Contract, to cause such fee to be duly paid when due, subject to any rights of set-off to which the Seller may be entitled by reason of the Department of Energy's defaults under said DOE Standard Contract.

      6.12 Department of Energy Decontamination and Decommissioning Fees. The Seller will continue to pay all Department of Energy Decontamination and Decommissioning Fees relating to nuclear fuel purchased and consumed at VYNPS prior to the Closing, including, without limitation, all annual Special Assessment invoices to be issued after the Closing by the Department of Energy, as contemplated by its regulations at 10 C.F.R. Part 766 implementing Sections 1801, 1802 and 1803 of the Atomic Energy Act.

      6.13 Cooperation Relating to Insurance and Price-Anderson Act. Until the Closing, the Seller will maintain in effect the same level of property damage and liability insurance for the Facility as in effect on the date hereof, including those insurance policies described in Schedule 4.9. The Seller shall cooperate with the Buyer's efforts to obtain insurance, including insurance required under the Price-Anderson Act or other Nuclear Laws with respect to the Acquired Assets. In addition, the Seller agrees to use reasonable efforts to assist the Buyer in making any claims against pre-Closing insurance policies of the Seller that may provide coverage related to Assumed Liabilities and Obligations.

      6.14 Tax Clearance Certificates. The Seller and the Buyer shall cooperate and use their Commercially Reasonable Efforts to cause the Tax clearance certificates described in Schedule 4.24 of this Agreement to be issued by the appropriate taxing authorities prior to the Closing Date or as soon as practicable thereafter.

      6.15 Nuclear Insurance Policies . The Buyer shall obtain and maintain policies of liability and property insurance with respect to the ownership, operation and maintenance of the Facility which shall afford protection against the insurable hazards and risks with respect to which units of similar size and type customarily maintain insurance, and which meets the requirements of 10 C.F.R. 50.54(w) and 10 C.F.R. Part 140. Such coverage shall include nuclear liability insurance from ANI in such form and in such amount as will meet the financial protection requirements of the Atomic Energy Act, and an agreement of indemnification as contemplated by Section 170 of the Atomic Energy Act. In the event that the nuclear liability protection system contemplated by Section 170 of the Atomic Energy Act is repealed or changed, the Buyer shall obtain and maintain, to the extent commercially available on reasonable terms, alternate protection against nuclear liability. In addition, the Buyer shall provide the financial assurance that it will be able to pay the retrospective premiums for the Facility as prescribed by Section 170 of the Atomic Energy Act.

      6.16 Private Letter Ruling Requests . The Parties agree to cooperate in good faith in the preparation and filing of any private letter ruling requests to be made by the Buyer and the Seller (which shall be made as a single, joint filing by both Parties) in order to obtain the tax treatment desired by the Parties with respect to the transfer of the Decommissioning Funds pursuant to the terms of this Agreement (the "Private Letter Ruling Requests"). Without limiting


                                     B-1-75
the generality of the foregoing, the Buyer and the Seller shall use Commercially Reasonable Efforts to obtain one or more private letter ruling(s) from the IRS (the "Requested Rulings"), and further, the Buyer and the Seller shall use Commercially Reasonable Efforts to obtain private letter ruling(s) from the IRS determining that the Seller's net operating loss attributable to the decommissioning obligations assumed by the Buyer will qualify for specified liability loss treatment under section 172 of the Code. Neither the Buyer nor the Seller shall take any action that would cause the transfer of assets from the Seller's Qualified Decommissioning Fund to the Buyer's Qualified Decommissioning Fund to fail to satisfy the requirements of Treas. Reg. 1.468A-6(b) (assuming solely for purposes of this sentence that the interest acquired by the Buyer constitutes a "qualified interest" in a "nuclear power plant" as defined in Treas. Reg. 1.468A-5(b), or cause the Buyer and the Seller to fail to obtain such a private letter ruling. The Buyer and the Seller shall take such actions as may be reasonably necessary to ensure that the request for such rulings does not result in a delay in receipt of the Requested Rulings.

      6.17  Tax Matters.

            (a) All transfer and sales Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Buyer. The Buyer will file, to the extent required by applicable law, all necessary Tax Returns and other documentation with respect to all such transfer or sales Taxes, and Seller will be entitled to review such Tax Returns in advance and, if required by applicable law, will join in the execution of any such Tax Returns or other documentation. Prior to the Closing, the Buyer will provide to the Seller, to the extent possible, an appropriate exemption certificate in connection with this Agreement and the transactions contemplated hereby, due from each applicable taxing authority.

            (b) With respect to Taxes to be prorated in accordance with Section
3.5 of this Agreement, Buyer shall prepare and timely file all Tax Returns required to be filed after the Closing with respect to the Acquired Assets, if any, and shall duly and timely pay all such Taxes shown to be due on such Tax Returns. Buyer's preparation of any such Tax Returns shall be subject to the Seller's approval for those periods prior to the Closing, which approval shall not be unreasonably withheld. The Buyer shall make such Tax Returns available for the Seller's review and approval no later than fifteen (15) Business Days prior to the due date for filing such Tax Return. Not less than five (5) Business Days prior to the due date of any such Tax Return, the Seller shall pay to Buyer the amount shown as due on such Tax Return determined in accordance with Section 3.5 of this Agreement.

            (c) The Buyer and the Seller shall provide the other Party with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 6.17(c) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the Parties hereto.


                                     B-1-76

            (d) In the event that a dispute arises between the Seller and the Buyer as to the amount of Taxes, or the amount of any allocation of Purchase Price under Section 3.4, the Parties shall attempt in good faith to resolve such dispute, and any amount so agreed upon shall be paid to the appropriate Party. If such dispute is not resolved thirty (30) days thereafter, the Parties shall submit the dispute to the Independent Accounting Firm for resolution, which resolution shall be final, conclusive and binding on the Parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Independent Accounting Firm in resolving the dispute shall be borne equally by the Seller and the Buyer. Any payment required to be made as a result of the resolution of the dispute by the Independent Accounting Firm shall be made within ten (10) days after such resolution, together with any interest determined by the Independent Accounting Firm to be appropriate.

      6.18 Intentionally Omitted

      6.19 Decommissioning. The Buyer hereby agrees that it will complete, at its expense, the Decommissioning of the Facility once the Facility is no longer utilized for power generation, and that it will complete all Decommissioning activities in accordance with all applicable laws and requirements, including those of the NRC, the Environmental Protection Agency and the State of Vermont as may be in effect as of the date that the Facility is proposed to be declared to be fully decommissioned, except that, whether or not permitted by any law or regulation, entombment shall not be an acceptable form of Decommissioning. The Seller shall disclose to the Buyer any and all commitments or representations, oral or otherwise, to any Governmental Authority with respect to the foregoing.

      6.20 Guarantee. (a) Guarantor irrevocably and unconditionally guarantees to the Seller the full and prompt payment and satisfaction on its due date of the Cash Purchase Price and the due and punctual performance by the Buyer of all covenants and agreements to be performed under this Agreement at or prior to the Closing, in each case subject to the terms and conditions of this Agreement (collectively, the "Guaranteed Obligations"). In the event any part of the Guaranteed Obligations shall not have been so paid or performed in full when due and payable or when performance is due, as the case may be, Guarantor will, immediately upon notice by the Seller or, without notice, immediately upon the occurrence of any bankruptcy, liquidation, dissolution, insolvency, or reorganization of, or other similar proceedings involving, Buyer, pay or cause to be paid to the Seller (for its benefit or for the benefit of the obligee of such Guaranteed Obligation) the amount of such Guaranteed Obligations which are then due and payable and unpaid or unperformed, as the case may be. The obligations of Guarantor hereunder shall not be affected by the invalidity, unenforceability or irrecoverability of any of the Guaranteed Obligations as against the Buyer or any other Person. All payments or performance by Guarantor under this Section 6.20 shall be made on the same basis as payments or performance by the Buyer in accordance with this Agreement notwithstanding the fact that the collection or enforcement thereof against the Buyer may be stayed or enjoined under Title 11 of the United States Code (the "Bankruptcy Code") or other applicable law.


                                     B-1-77

      (b) Guarantor's obligation pursuant to this Section 6.20 is an unconditional guaranty of payment and not of collectibility and is in no way conditional or contingent. This Section 6.20 is irrevocable and shall remain in full force and effect until the earlier of (x) the termination date of this Agreement pursuant to Section 10.1(e), (y) the payment in full, satisfaction and discharge of all Guaranteed Obligations, and (z) the Closing. Guarantor acknowledges that the Seller has entered into the Agreement in reliance on this
Section 6.20 being a continuing and irrevocable agreement and Guarantor agrees that its obligations hereunder may not be revoked either in whole or in part.

      (c) The obligations and liability of Guarantor under this Section 6.20 shall be absolute, unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (a) any change in time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other amendment to, modification of, waiver of, or any consent to departure from, this Agreement; (b) any change in ownership of Guarantor or Buyer; (c) any bankruptcy, insolvency, or reorganization of, or other similar proceedings involving Guarantor or Buyer; or (d) any other circumstances which might otherwise constitute a legal or equitable discharge of a surety or Buyer.

      (d) If, as a result of bankruptcy, insolvency or reorganization of the Buyer or for any other reason, a claim is made upon the Seller at any time for repayment or recovery of any amounts received by the Seller from any source on account of any of the Guaranteed Obligations and the Seller repays or returns any amounts so received, or if the Seller becomes liable for any part of such claim by reason of any judgment or order of any court or administrative authority having competent jurisdiction, or for any settlement or compromise of any such claim, then Guarantor shall remain liable for the amounts so repaid or returned, or for the amounts for which the Seller becomes liable, as the case may be (such amounts being deemed part of the Guaranteed Obligations), to the same extent as if such amounts had never been received by the Seller, notwithstanding any termination hereof or the cancellation of any instrument or agreement evidencing the Guaranteed Obligations. Not later than five days after receipt of notice from the Seller, Guarantor shall pay to the Seller an amount equal to the amount of such repayment or return for which the Seller has so become liable. Payments hereunder by Guarantor may be required by the Seller on any number of occasions. If and to the extent that Guarantor makes any payment to the Seller or to any other person pursuant to or in respect of this Section 6.20, any claim which Guarantor may have against the Buyer by reason thereof shall be subject and subordinate to the prior payment in full of the Guaranteed Obligations.

      (e) Except to the extent expressly required by this Agreement, Guarantor waives, to the fullest extent permitted by the provisions of applicable law, all of the following (including all defenses, counterclaims and other rights of any nature based upon any of the following):

      (i) presentment, demand for payment and protest of nonpayment of any of the Guaranteed Obligations, and notice of protest, dishonor or nonperformance;


                                     B-1-78

      (ii) notice of acceptance of this Section 6.20 and notice that credit has been extended in reliance on Guarantor's guarantee of the Guaranteed Obligations;

      (iii) notice of any breach or default under this Agreement or of any inability to enforce performance of the obligations of the Buyer with respect to this Agreement or notice of any acceleration of maturity of any Guaranteed Obligations;

      (iv) demand for performance or observance of, and any enforcement of any provision of this Agreement, the Guaranteed Obligations or any pursuit or exhaustion of rights or remedies against the Buyer in respect of the Guaranteed Obligations or any requirement of diligence or promptness on the part of the Seller in connection with any of the foregoing;

      (v) any act or omission on the part of the Seller which may impair or prejudice the rights of Guarantor, including rights to obtain subrogation, exoneration, contribution, indemnification or any other reimbursement from the Buyer, or otherwise operate as a deemed release or discharge;

      (vi) any statute of limitations or any statute or rule of law which provides that the obligation of a surety must be neither larger in amount not in other respects more burdensome than the obligation of the principal;

      (vii) any "single action" or "anti-deficiency" law which would otherwise prevent the Seller from bringing any action, including any claim for a deficiency, against Guarantor before or after the Seller's commencement or completion of any foreclosure action, whether judicially, by exercise of power of sale or otherwise, or any other law which would otherwise require any election of remedies by the Seller;

      (viii) all demands and notices of every kind with respect to the foregoing; and

      (ix) to the extent not referred to above, all defenses (other than payment or performance) which the Buyer may now or hereafter have to the payment of the Guaranteed Obligations, together with all suretyship defenses, which could otherwise be asserted by Guarantor.

      Guarantor represents that it has obtained the advice of counsel as to the extent to which suretyship and other defenses may be available to it with respect to its obligations hereunder in the absence of the waivers contained in this Section 6.20(e).

      No delay or omission on the part of the Seller in exercising any right under this Agreement shall operate as a waiver or relinquishment of such right. No action which the Seller or the Buyer may take or refrain from taking with respect to the Guaranteed Obligations shall affect the provisions of this
Section 6.20 or the obligations of the Buyer hereunder. None of the Seller's rights shall at any time in any way be prejudiced or impaired by any act or failure to act


                                     B-1-79
on the part of the Buyer, or by any noncompliance by the Buyer with this Agreement, regardless of any knowledge thereof which the Seller may have or otherwise be charged with.

      (f) This Section shall be binding upon Guarantor and its successors and permitted assigns and inure to the benefit of and be enforceable by the Seller and its successors and permitted assigns.

      (g) Guarantor agrees that, until the Guaranteed Obligations are paid in full or terminated pursuant to Section 6.20(b), it will not exercise any right of reimbursement, subrogation, contribution, offset or other claims against the Buyer arising by contract or operation of law in connection with any payment made or required to be made by the Buyer under this Section 6.20. After the payment in full of the Guaranteed Obligations, Guarantor shall be entitled to exercise against the Buyer all such rights of reimbursement, subrogation, contribution and offset, and all such other claims, to the fullest extent permitted by law.

      Guarantor covenants and agrees that, until the Guaranteed Obligations are paid in full or terminated pursuant to Section 6.20(b), all Liabilities now or hereafter owing by the Buyer to Guarantor, whether arising hereunder or otherwise, are subordinated to the prior payment in full of the Guaranteed Obligations and are so subordinated as a claim against the Buyer of any of its assets, whether such claim be in the ordinary course of business or in the event of voluntary or involuntary liquidation, dissolution, insolvency or bankruptcy, so that no payment with respect to any such Liability will be made or received while any breach or default in respect of the Guaranteed Obligations exists hereunder. If, notwithstanding the foregoing, any payment with respect to any such Liability is received by Guarantor in contravention of this Section 6.20, such payment shall be held in trust for the benefit of the Seller and promptly turned over to it in the original form received by Guarantor.

                                   ARTICLE VII
                                   CONDITIONS

      7.1 Conditions to Obligations of the Buyer. The obligations of the Buyer to purchase the Acquired Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing (or the waiver in writing by the Buyer) of the following conditions:

            (a) Representations and Warranties. The representations and warranties of the Seller set forth in Article IV shall be true and correct in all material respects (except if such representation or warranty is subject to a Material Adverse Effect, or other materiality threshold, in which case such representation or warranty shall be true and correct in all respects) as though made at and as of the Closing, (except with respect to any representation or warranty expressly made as of the Effective Date, which shall be deemed made as of the Effective Date) and the Buyer shall have received certificates from an authorized officer of the Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 7.1(a), (b), (d), (e) and (i) have been satisfied by the Seller;


                                     B-1-80

            (b) Performance by the Seller. The Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing and the Seller shall have delivered, or caused to be delivered, to the Buyer at the Closing the Seller's closing deliveries described in Section 3.6;

            (c) Buyer's Required Regulatory Approvals. The Buyer shall have received all of the Buyer's Required Regulatory Approvals, which approvals shall be in form and substance reasonably satisfactory to the Buyer in its sole discretion and such approvals shall be final;

            (d) The Seller's Required Regulatory Approvals. The Seller shall have received all of the Seller's Required Regulatory Approvals and shall have effectively transferred all Transferable Permits, in each case without terms and conditions that, either singly or in the aggregate, as determined by the Buyer in its sole discretion, are reasonably likely to have a Material Adverse Effect and such approvals shall be final;

            (e) Absence of Litigation. No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Acquired Assets contemplated herein shall have been issued and remain in effect and no statute, rule or regulation shall have been enacted by any state or federal government of Governmental Authority which prohibits the consummation of the sale of the Acquired Assets;

            (f) Anti-trust Matters. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated or it shall have been determined to the Parties' mutual satisfaction that all transactions between the Parties are exempt from the HSR Act;

            (g) Deliveries. The Seller shall have complied with the delivery requirements of Section 3.6;

            (h) Title Commitments. The issuer of the Title Commitment shall have made available to the Buyer at standard rates, a current ALTA (1992) Owner's Title Insurance Policy insuring title to the fee interests in the Acquired Assets consisting of Real Property and improvements thereon to be conveyed/granted to the Buyer pursuant to this Agreement in an amount equal to that portion of the Purchase Price properly allocable to such interests, subject only to Permitted Encumbrances;

            (i) Material Adverse Effect. Since the Effective Date, there shall not have occurred and be continuing any change, effect, event, occurrence, or state of facts that, together with any inaccuracies disclosed pursuant to
Section 6.7(c) that remain uncured, constitute a Material Adverse Effect, other than those arising from facts or circumstances (i) that were within the Buyer's Knowledge on the Effective Date and were not required to be corrected or remediated before the Closing by this Agreement, or (ii) that were disclosed on any of the


                                     B-1-81

Schedules and were not required to be corrected or remediated before the Closing by this Agreement;

            (j) Ancillary Agreements. The Ancillary Agreements shall be in full force and effect on the Closing;

            (k) Opinion of the Seller's Counsel. The Buyer shall have received an opinion or opinions from the Seller's counsel dated the Closing Date, substantially in the form of Exhibit G hereto;

            (l) Release of Liens. The lien of the Mortgage Indentures, and any other Encumbrances other than the Permitted Encumbrances, on the Acquired Assets shall have been released and any documents necessary to evidence such releases shall have been delivered to the title company;

            (m) Requested Rulings. The Buyer shall have received the Requested Rulings;

            (n) No Outage. At the Closing, no forced reduction of greater than 5% of the electrical capacity of the Facility and no unscheduled outage shall be ongoing at the Facility;

            (o) Seller's Agreements. The Seller shall have received third party consents to assignment of all Seller's Agreements (other then those listed in Schedule 2.3(a)), Real Property Agreements and Transferable Permits required to transfer such Agreements or Transferable Permits, except those for which arrangements reasonably satisfactory to the Buyer have been made pursuant to
Section 6.4(c) and those the failure to obtain which would not have a Material Adverse Effect, and the Seller shall deliver assignments to each of such Seller's Agreements, Real Property Agreements and Transferable Permits;

            (p) IBEW Collective Bargaining Agreement. If the Old IBEW Contract was in effect on the Effective Date and the Seller has since entered into a replacement contract with the IBEW, such replacement contract shall be in a form and substance reasonably satisfactory to the Buyer;

            (q) Intellectual Property. The Buyer shall have received licenses for all of the Licensed Intellectual Property, except where the failure to obtain such licenses would not have a Material Adverse Effect;

            (r) Vernon Dam. The Indenture dated August 1, 1970 between Seller and New England Power Company, as assigned, relating generally to the Vernon Dam shall have been recorded in the land records of the Town of Vernon, Windham County, Vermont as an encumbrance against the Vernon Site and evidence of such recording shall have been delivered to the Buyer in form and substance reasonably satisfactory to the Buyer, and the Seller shall have assigned to the Buyer its interest as grantee thereunder with respect to the rights granted therein relating to the Vernon Dam and the site thereof, which instrument of assignment shall be in


                                     B-1-82
recordable form and substance reasonably satisfactory to the Buyer and shall be in full force and effect;

            (s) Black Start. The Buyer, U.S. Generating Company (or its successor), GMPC and NEPCO shall have entered into an agreement, satisfying applicable NRC license or operation requirements, providing for the supply of power with respect to so-called "black start" of the Facility during periods when the Facility is not operating and the electrical supply referred to in subsection (t) below is not available which agreement shall be in substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

            (t) Cooling Water Flow. The Buyer and U.S. Generating Company (or its successor) shall have entered into an agreement dealing with cooling water flow requirements, which agreement shall be in a form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

            (u) Station Backup. GMPC, Seller and Buyer shall have entered into an agreement which, among other things, assigns to the Buyer the Seller's interest in an Amended Agreement dated November 27, 1989 providing for the purchase of electric energy for the operation of the Facility from GMPC for station service backup and outage power, which agreement shall be in form and substance reasonably satisfactory to Buyer and such agreement shall be in full force and effect;

            (v) Interconnection. Buyer and NEPCO shall have entered into an agreement with respect to the interconnection of NEPCO's Vernon substation, the Vernon Dam and the Facility, which agreement shall be in form and substance reasonably satisfactory to the Buyer and such agreement shall be in full force and effect; and

            (w) Tax Agreement with Town of Vernon. The Buyer shall have entered into a tax stabilization agreement with the Town of Vernon with respect to the Real Property located in the Town of Vernon.

      The Buyer may waive any condition specified in this Section 7.1 if it executes a writing so stating on or prior to the Closing Date and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing so states.

      7.2 Conditions to Obligations of the Seller. The obligations of the Seller to sell the Acquired Assets and to consummate the other transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing (or the waiver in writing by the Seller) of the following conditions:

            (a) Representations and Warranties of Buyer. The representations and warranties of the Buyer set forth in Article V shall be true and correct in all material respects (except if such representation or warranty is subject to a Material Adverse Effect, or other materiality threshold, in which case such representation or warranty shall be true and correct in


                                     B-1-83
all respects) at and as of the Closing (except with respect to any representation or warranty expressly made as of the Effective Date, which shall be deemed made as of the Effective Date) and the Seller shall have received certificates from an authorized officer of the Buyer, dated the Closing Date, to the effect that, to the Knowledge of the Buyer, the conditions set forth in Sections 7.2(a), (b), (d) and (e) have been satisfied by the Buyer;

            (b) Performance by the Buyer. The Buyer shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing and the Buyer shall have delivered, or caused to be delivered, to the Seller the Buyer's closing deliveries described in Section 3.7;

            (c) Seller's Required Regulatory Approvals. The Seller and its Sponsors shall have received the Seller's Required Regulatory Approvals, which approvals shall be in form and substance reasonably satisfactory to the Seller (or the affected Sponsor) in the sole discretion of the Seller or such Sponsor and such approvals shall be final;

            (d) Buyer's Required Regulatory Approvals. The Buyer shall have received all of the Buyer's Required Regulatory Approvals in each case without terms and conditions that, either singly or in the aggregate, are reasonably likely to have a Material Adverse Effect and such approvals shall be final;

            (e) Absence of Litigation. No preliminary or permanent injunction or other order or decree by any federal or state court or Governmental Authority which prevents the consummation of the sale of the Acquired Assets contemplated herein shall have been issued and remain in effect and no statute, rule, or regulation shall have been enacted by any state or federal government of Governmental Authority which prohibits the consummation of the sale of the Acquired Assets;

            (f) Deliveries. The Buyer shall have complied with the delivery requirements of Section 3.7;

            (g) Anti-trust Matters. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated or it shall have been determined to the Parties' mutual satisfaction that all transactions between the Parties are exempt from the HSR Act;

            (h) NEPOOL. The Buyer shall be a member in good standing of NEPOOL;

            (i) Requested Rulings. The Seller shall have received the Requested Rulings;

            (j) Lien Releases. The lien of the Mortgage Indentures on the Acquired Assets shall have been released and any documents necessary to evidence such release shall have been delivered to the title company;


                                     B-1-84

            (k) Assumption of Union Contract. Effective upon Closing, the Buyer shall have assumed, as set forth in Section 6.8, all of the applicable obligations under any agreements between the IBEW and VYNPC as they relate to Transferred Union Employees;

            (l) Opinion of the Buyer's Counsel. The Seller shall have received an opinion from the Buyer's counsel dated the Closing Date, substantially in the form of Exhibit H hereto;

            (m) Ancillary Agreements. The Buyer shall have entered into those Ancillary Agreements to which it is a party and each of the Sponsors shall have entered into those Ancillary Agreements to which is a party, and all Ancillary Agreements shall be in full force and effect; and

            (n) Financial Matters. The financial arrangements described in
Schedule 7.2(n) shall be in full force and effect and all documentation relating thereto shall be reasonably satisfactory to Seller.

      The Seller may waive any condition specified in this Section 7.2 if it executes a writing so stating on or prior to the Closing and such waiver shall not be considered a waiver of any other provision in this Agreement unless the writing specifically so states.

                                  ARTICLE VIII
                                 CONFIDENTIALITY

            (a) Each Receiving Party and each Representative thereof will treat and hold as confidential all Proprietary Information, refrain from using any such Proprietary Information except in connection with this Agreement, the Related Agreements and transactions contemplated hereby and thereby, and, if this Agreement is terminated prior to Closing, deliver promptly to the Disclosing Party or destroy, at the request and option of the Disclosing Party, all tangible embodiments and all copies, summaries or abstracts of any Proprietary Information received from such Disclosing Party which are in his or its possession. All Proprietary Information relating to the Acquired Assets as may be delivered to the Buyer prior to the Closing shall become Buyer's Proprietary Information and the Buyer shall be deemed to be the Disclosing Party with respect thereto upon consummation of the Closing, and the Seller shall not thereafter disclose any such Proprietary Information except to the extent allowed herein; provided, however, that, any such information which was not treated as confidential or proprietary by the Seller prior to Closing shall not become confidential or Proprietary Information of the Buyer after the Closing. In the event that the Receiving Party or any Representative thereof is requested or required (including, without limitation, (i) pursuant to any rule or regulation of any stock exchange or other self-regulatory organization upon which any of the Receiving Party's securities are listed, or (ii) by request for information or documents by any Governmental Authority or in any legal proceeding, including, without limitation, Buyer's Required Regulatory Approval and Seller's Required Regulatory Approval processes, interrogatory, subpoena, civil investigative demand, or similar process or pursuant to any


                                     B-1-85
freedom of information or open meeting law applicable to the Seller) to disclose any Proprietary Information, the Receiving Party will notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Article VIII. If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party is, on the advice of counsel, compelled to disclose any Proprietary Information to any tribunal or else stand liable for contempt or to disclose any Proprietary Information to any Person in compliance with any freedom of information or open meeting law, the Receiving Party may disclose the Proprietary Information to the tribunal or such Person; provided, however, that the Receiving Party shall use its Commercially Reasonable Efforts to obtain, at the request of the Disclosing Party and at the Disclosing Party's cost, a voluntary agreement or other assurance that confidential treatment will be accorded to such portion of the Proprietary Information required to be disclosed as the Disclosing Party shall designate.

            (b) The obligations of the Parties contained in this Section 8 shall remain in full force and effect for three (3) years from the date hereof and will survive the termination of this Agreement, the discharge of all other obligations owed by the Parties to each other and any transfer of title to the Acquired Assets. Notwithstanding the foregoing, the Parties shall continue to keep confidential any information required by law.

            (c) The Receiving Party may provide Proprietary Information to the VDPS, VPSB, the FERC, the NRC, the SEC, the United States Department of Justice, the United States Federal Trade Commission or any other Governmental Authority with jurisdiction, as necessary, to obtain any consents, waivers or approvals or as may be necessary in order to comply generally with any law, rule or regulation as may be required for the Parties to undertake the transactions contemplated hereby. The Receiving Party will seek confidential treatment for such Proprietary Information provided to any such Governmental Authority and the Receiving Party will notify the Disclosing Party as far in advance as is practicable of its intention to release to any such Governmental Authority any such Proprietary Information, so as to permit such Disclosing Party a reasonable opportunity to obtain a protective order.

            (d) Notwithstanding anything set forth herein, nothing in this Agreement shall be interpreted as precluding any Party from reporting or disclosing any information (i) to the NRC concerning any perceived safety issue within the NRC's regulatory jurisdiction, (ii) to any Governmental Authority having jurisdiction, (iii) with the prior written consent of the Disclosing Party, or (iv) to its Affiliates, attorneys, financial advisors and accountants who are assisting such Party in connection with the transactions contemplated by this Agreement, provided that such Affiliates, attorneys, financial advisors and accountants acknowledge the provisions of this Section 8 and agree to be bound hereby.

                                   ARTICLE IX
                                 INDEMNIFICATION

      9.1   Indemnification.


                                     B-1-86

            (a) The Buyer shall indemnify, defend and hold harmless the Seller, its Affiliates, and any of their officers, directors, employees, shareholders and agents (each, a "Seller Indemnitee") from and against any and all claims, demands, suits, Losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, the costs and expenses of any and all actions, audits, investigations, hearings, suits, proceedings, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and reasonable disbursements in connection therewith) (each, an "Indemnifiable Loss"), asserted against or suffered by any Seller Indemnitee, that relate to, result from or arise out of (i) any breach by the Buyer or Guarantor of any representation, warranty or covenant contained in this Agreement, provided, however, in the case of a breach of a representation or warranty contained in Article V, such Indemnifiable Losses shall in the aggregate exceed Five Hundred Thousand Dollars ($500,000) less the cost of curing untrue or incorrect representations or warranties described in Section 6.7(d) that were not cured by the Buyer or Guarantor, (ii) the Assumed Liabilities and Obligations, (iii) any loss or damages resulting from or arising out of any Inspection, (iv) any Third Party Claims against a Seller Indemnitee arising out of or in connection with the Buyer's ownership or operation of VYNPS and other Acquired Assets on or after the Closing subject to the proviso in clause (i), if applicable, or (v) Taxes attributable to taxable income resulting from the Qualified Decommissioning Funds post-Closing.

            (b) The Seller shall indemnify, defend and hold harmless the Buyer, its Affiliates, and any of their officers, directors, members, employees, shareholders, Representatives and agents (each, a "Buyer Indemnitee") from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer Indemnitee, that relate to, result from or arise out of (i) any breach by the Seller of any representation, warranty or covenant contained in this Agreement, provided, however, in the case of a breach of a representation or warranty contained in Article IV, such Indemnifiable Losses shall in the aggregate exceed Five Hundred Thousand Dollars ($500,000) less the cost of curing untrue or incorrect representations or warranties described in Section 6.7(c) that were not cured by the Seller, (ii) the Excluded Liabilities, (iii) noncompliance by the Seller with any bulk sales or transfer laws as provided in
Section 11.12, (iv) any Third Party Claims against a Buyer Indemnitee arising out of or in connection with the Seller's ownership or operation of the Acquired Assets on or prior to the Closing (except to the extent related to Assumed Liabilities and Obligations), subject to the proviso in clause (i), if applicable, (v) any Third Party Claims against a Buyer Indemnitee arising out of or in connection with the Seller's ownership or operation of the Excluded Assets, (vi) all Taxes incurred by reason of any act of the Seller that either constitutes an act of "self-dealing" as defined in Treas. Reg. Section 1.468A-5(b)(2) or results in the disqualification of the Qualified Decommissioning Fund under Treas. Reg. Section 1.468A-5 or (vii) any claims or attachments of the Seller or any creditor of the Seller against the Decommissioning Funds after the Closing.

            (c) The expiration or termination of any representation or warranty shall not affect the Parties' obligations under this Section 9.1 if the Indemnitee provided the Person required to provide indemnification under this Agreement (the "Indemnifying Party") with


                                     B-1-87
proper notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.

            (d) The rights and remedies of the Seller and the Buyer under this
Article IX are the sole and exclusive remedies and in lieu of any and all other rights and remedies which the Seller and the Buyer may have under this Agreement or otherwise, with respect to (i) any breach of any representation or warranty set forth in this Agreement or (ii) the Assumed Liabilities and Obligations or the Excluded Liabilities, as the case may be. The indemnification obligations of the Parties set forth in this Article IX apply only to matters arising out of this Agreement, excluding the Ancillary Agreements. Any Indemnifiable Loss arising under or pursuant to an Ancillary Agreement shall be governed by the indemnification obligations, if any, contained in the Ancillary Agreement under which the Indemnifiable Loss arises. The maximum aggregate exposure for indemnity by the Seller or by the Buyer for any and all claims of breaches or inaccuracies of representations or warranties made hereunder and indemnification of claims relating thereto shall be Twenty Million Dollars ($20,000,000).

            (e) Except for obligations under this Article IX, no Party (including an Indemnitee) shall be entitled to the remedy of specific performance by the other Party (including an Indemnifying Party).

            (f) Notwithstanding anything to the contrary herein, no Party (including an Indemnitee) shall be entitled to recover from the other Party (including an Indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney's and other advisor fees suffered by such Party. The Buyer and the Seller waive any right to recover punitive, incidental, special, exemplary and consequential damages arising in connection with or with respect to this Agreement. The provisions of this Section 9.1(f) shall not apply to indemnification for a Third Party Claim.

      9.2   Defense of Claims.

            (a) If any Indemnitee receives notice of the assertion of any claim or of the commencement of any claim, action or proceeding made or brought by any Person who is not a Party to this Agreement or any Affiliate of a Party to this Agreement (a "Third Party Claim") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event such notice shall not be given later than twenty (20) calendar days after the Indemnitee's receipt of notice of such Third Party Claim. Such notice shall describe the nature of the Third Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel, provided that the counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably


                                     B-1-88
satisfactory to the Indemnitee. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee's own expense. If an Indemnifying Party elects not to assume the defense of any Third Party Claim, the Indemnitee may compromise or settle such Third Party Claim over the objection of the Indemnifying Party, which settlement or compromise shall conclusively establish the Indemnifying Party's liability pursuant to this Agreement.

            (b) (i) If, within twenty (20) calendar days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claims, the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in Section 9.2(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party shall fail to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) calendar days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for all reasonable expenses thereof.

            (c) Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within twenty (20) calendar days after its receipt of such notice, the Indemnifying Party shall be relieved of its obligations to defend such Third Party Claim and the Indemnitee may contest or defend such Third Party Claim. In such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will be the amount of such settlement offer plus reasonable costs and expenses paid or incurred by Indemnitee up to the date of such notice.

            (d) Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "Direct Claim") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event such notice shall not be given later than twenty (20) calendar days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party shall have a period of twenty (20) calendar days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such twenty (20) calendar day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee will be free to seek enforcement of its right to indemnification under this Agreement.

            (e) If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or


                                     B-1-89
otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith (together with interest thereon from the date of payment thereof to the date or repayment at the "prime rate" as published in The Wall Street Journal) shall promptly be repaid by the Indemnitee to the Indemnifying Party.

            (f) A failure to give timely notice as provided in this Section 9.2 shall not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party which was entitled to receive such notice was actually prejudiced as a result of such failure; provided, however, that in any case any such notice must be given prior to the expiration of the relevant representation or warranty.

                                    ARTICLE X
                                   TERMINATION

      10.1  Termination.

            (a) This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Seller and the Buyer.

            (b) This Agreement may be terminated by either the Seller or the Buyer by giving written notice to the other Party any time prior to Closing if any of the following has occurred: (i) any federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable, (ii) any statute, rule, order or regulation shall have been enacted or issued by any Governmental Authority which, directly or indirectly, prohibits the consummation of the Closing, or (iii) the Closing contemplated hereby shall have not occurred on or before July 31, 2002 (the "Termination Date").

            (c) Except as otherwise provided in this Agreement, this Agreement may be terminated by the Buyer by giving written notice to the Seller any time prior to Closing if any of the Buyer's Required Regulatory Approvals or the Seller's Required Regulatory Approvals, the receipt of which is a condition to the obligation of the Buyer to consummate the Closing as set forth in Sections 7.1(c) and 7.1(d), shall have been finally denied or shall have been granted, subject to or contains terms or conditions that, in the case of the Buyer's Required Regulatory Approvals, would not be in form and substance reasonably satisfactory to the Buyer in its sole discretion, or, in the case of the Seller's Required Regulatory Approvals, could reasonably be expected to cause a Material Adverse Effect, as determined by the Buyer in its sole discretion.

            (d) Except as otherwise provided in this Agreement, this Agreement may be terminated by the Seller by giving written notice to the Buyer any time prior to Closing, if any of the Seller's Required Regulatory Approvals or Buyer's Required Regulatory Approvals, the receipt of which is a condition to the obligation of the Seller to consummate the Closing as set


                                     B-1-90
forth in Sections 7.2(c) and 7.2(d), shall have been finally denied or shall have been granted, subject to or contains terms or conditions that, in the case of the Seller's Required Regulatory Approvals, would not be in form and substance reasonably satisfactory to the Seller (or the affected Sponsor) in its sole discretion and, in the case of the Buyer's Required Regulatory Approvals, could reasonably be expected to cause a Material Adverse Effect, as determined by the Seller in its sole discretion.

            (e) This Agreement may be terminated by the Buyer if there have been any violations or breaches by the Seller of any covenants, representations or warranties contained in this Agreement which have resulted in a Material Adverse Effect and such violations or breaches have not been cured by the date thirty
(30) days after receipt by the Seller of written notice specifying particularly such violations or breaches or such violations or breaches have not been waived by the Buyer.

            (f) This Agreement may be terminated by the Seller if there has been any violations or breaches by the Buyer of any covenants, representations or warranties contained in this Agreement which have resulted in a Material Adverse Effect and such violations or breaches have not been cured by the date thirty
(30) days after receipt by the Buyer of written notice specifying particularly such violations or breaches or such breaches or such violations have not been waived by the Seller.

            (g) This Agreement may be terminated by the Buyer or the Seller in accordance with the provisions of Sections 6.7(c) or (d) and 6.9(b) or (c).

            (h) This Agreement may be terminated by the Buyer or the Seller prior to the Closing if any "extraordinary nuclear occurrence" or "nuclear incident" or "precautionary evacuation" (as such terms are defined in the Atomic Energy Act), other than the nuclear incident at Three Mile Island in 1979, occurs at the Site or at any other licensed nuclear reactor site in the United States.

            (i) Notwithstanding any provisions hereof to the contrary or inconsistent herewith, this Agreement may be terminated by the Seller, by giving written notice to the Buyer, if an order received on any of the Seller's Required Regulatory Approvals is deemed to be unsatisfactory by the Seller in its sole discretion.

            (j) Notwithstanding any provision hereof to the contrary or inconsistent herewith, this Agreement may be terminated by the Buyer, by giving written notice to the Seller, if an order received on any of the Buyer's Required Approvals is deemed to be unsatisfactory by the Buyer in its sole discretion or if, prior to the Closing, Vermont legislation is enacted prohibiting operation of the Facility past its current NRC license expiration date or prohibiting the construction or use of dry storage facilities for Spent Nuclear Fuel.

      10.2 Procedure and Effect of No-Default Termination. In the event of termination of this Agreement by either or both of the Parties pursuant to this
Article 10, written notice thereof


                                     B-1-91
shall forthwith be given by the terminating Party to the other Party, whereupon, if this Agreement is terminated pursuant to any of Sections 10.1(a) through (d) and 10.1(g) through (j), the liabilities of the Parties hereunder will terminate, except as otherwise expressly provided in this Agreement, and thereafter neither Party shall have any recourse against the other by reason of this Agreement (except for recourse against any Party then in breach).

                                   ARTICLE XI
                            MISCELLANEOUS PROVISIONS

      11.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the Seller and the Buyer and, with respect to Section 5.11 to 5.14, inclusive, and Section 6.20, only with the written consent of the Guarantor.

      11.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.

      11.3  Survival of Representations, Warranties, Covenants and
Obligations.

            (a) The representations and warranties contained in Article IV and
Article V shall survive for eighteen (18) months from the Closing Date. The expiration of the representations and warranties contained in Article IV and
Article V shall not affect the Parties' obligations under Article IX if the Indemnitee provided the Indemnifying Party with proper notice of the claim or event for which indemnification is sought prior to such expiration. Notwithstanding the foregoing, all representations and warranties set forth in Sections 4.1 (Organization), 4.2 (Authority), 4.10 (Environmental Matters), 4.12 (ERISA), 4.20 (Qualified Decommissioning Fund), 4.21 (Non-Qualified Decommissioning Fund) and 4.24 (Taxes) hereof, and any claim with respect to fraud, intentional misrepresentation or a deliberate or willful breach by the Seller, shall survive the Closing until expiration of the applicable statutes of limitations after giving effect to any extensions thereof. Each Party shall be entitled to rely upon the representations and warranties of the other Party or Parties set forth herein, notwithstanding any investigation or audit conducted before or after the Closing Date or the decision of any Party to complete the Closing.

            (b) Except as provided in Section 11.3(a), the covenants and obligations of the Seller and the Buyer set forth in this Agreement, including, without limitation, the indemnification obligations of the Parties under Article IX hereof, shall survive the Closing indefinitely, and each Party shall be entitled to the full performance thereof by the other Party hereto without limitation as to time or amount.


                                     B-1-92

      11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission, or mailed by overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the recipient Party at its address (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that notices of a change of address shall be effective only upon receipt thereof):

            (a)   If to the Seller, to:

                     Vermont Yankee Nuclear Power Corporation
                     185 Old Ferry Road
                     P.O. Box 7002
                     Brattleboro, VT  05302-7002
                     Fax No.:  802-258-2128
                     Attention:  Ross P. Barkhurst

                  with a copies to:

                     Downs Rachlin & Martin PLLC
                     90 Prospect Street
                     P. O. Box 99
                     St. Johnsbury, VT  05819
                     Attention:  Nancy S. Malmquist, Esq.
                     Ropes & Gray
                     One International Place
                     Boston, MA 02110
                     Fax No.:  617- 951-7050
                     Attention:  Hemmie Chang, Esq.

            (b)   If to the Buyer, to:

                     Entergy Nuclear Vermont Yankee, LLC
                     440 Hamilton Avenue
                     White Plains, NY  10601
                     Fax No.  914-272-3205
                     Attention:  Mike Kansler

                  with a copy to:

                     Goodwin Procter LLP
                     53 State Street
                     Exchange Place
                     Boston, MA  02109
                     Fax No.  617-570-8150
                     Attention:  Paul Gauron, Esq.


                                     B-1-93

      11.5 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party hereto, including by operation of law, without the prior written consent of the other Party, nor is this Agreement intended to confer upon any other Person except the Parties hereto any rights, interests, obligations or remedies hereunder. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of the Seller (including any beneficiary or dependent thereof) in respect of continued employment or resumed employment, and no provision of this Agreement shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except as expressly provided for thereunder. Notwithstanding the foregoing, but subject to all applicable legal requirements, (a) the Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of (absolutely or as security) its rights and interests hereunder to a trustee, lending institutions or other party for the purposes of leasing, financing or refinancing the Acquired Assets, including such an assignment, transfer or other disposition upon or pursuant to the exercise of remedies with respect to such leasing, financing or refinancing, or by way of assignments, transfers, pledges or other dispositions in lieu thereof, and (b) the Buyer or its permitted assignee may assign, transfer, pledge or otherwise dispose of (absolutely or as security) its rights and interests hereunder to a wholly owned Affiliate of the Buyer so long as such Affiliate makes the representations and warranties set forth in Article V to the same extent as the Buyer and provides financial assurances acceptable to the Seller with respect to its ability to perform its obligations hereunder; provided, however, that in any case no such assignment shall relieve or discharge the assigning Party from any of its obligations hereunder or shall be made if it would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or materially increase the cost of the transactions contemplated by this Agreement. Each Party agrees, at the assigning Party's expense, to execute and deliver such documents as may be reasonably necessary to accomplish any such assignment, transfer, pledge or other disposition of rights and interests hereunder so long as the non-assigning Party's rights under this Agreement are not thereby altered, amended, diminished or otherwise impaired.

      11.6 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Vermont (without giving effect to conflict of law principles) as to all matters, including, without limitation, matters of validity, construction, effect, performance and remedies. THE PARTIES HERETO AGREE THAT VENUE IN ANY AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE STATE AND FEDERAL COURTS IN VERMONT, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY


                                     B-1-94

WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      11.7 Attorney-Client Matters. In any dispute or proceeding arising under or in connection with this Agreement, including, without limitation, Article VIII hereof, the Seller shall have the right, at its election, to retain the firms of Ropes & Gray and Downs Rachlin & Martin PLLC to represent it in such matter. The Buyer, for itself and its successors and assigns, hereby irrevocably acknowledges and agrees that all communications between the Seller and the Seller's counsel, including without limitation Ropes & Gray and Downs Rachlin & Martin PLLC, made in connection with the negotiation, preparation, execution, delivery, and closing under, or any dispute or proceeding arising between the Buyer and the Seller under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Seller and its counsel and would not be subject to disclosure to the Buyer in connection with any process relating to such dispute under or in connection with this Agreement, shall continue after the Closing to be privileged communications between the Seller and such counsel, and neither the Buyer nor any Person purporting to act on behalf of or through the Buyer, shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Buyer and not the Seller. The foregoing acknowledgment and agreement of the Buyer shall survive the Closing.

      11.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      11.9 Interpretation. The articles, section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

      11.10 Schedules and Exhibits. Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement.

      11.11 Entire Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements, including the Exhibits, Schedules, documents, certificates and instruments referred to herein or therein, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement and supersede all prior agreements and understandings between the Parties (other than the Confidentiality Agreement) with respect to such transactions. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. It is expressly acknowledged and agreed that there are no restrictions, promises, representations, warranties, covenants or undertakings contained in any material made available to the Buyer pursuant to the terms of the Confidentiality Agreement.


                                     B-1-95

      11.12 Bulk Sales Laws. The Buyer acknowledges that, notwithstanding anything in this Agreement to the contrary, the Seller will not comply with the provision of the bulk sales laws of any jurisdiction in connection with the transactions contemplated by this Agreement. The Buyer hereby waives compliance by the Seller with the provisions of the bulk sales laws of all applicable jurisdictions.


                                     B-1-96

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Purchase and Sale Agreement to be signed by their respective duly authorized officers as of the date first above written.




VERMONT YANKEE NUCLEAR POWER               ENTERGY NUCLEAR VERMONT YANKEE, LLC
CORPORATION
By:                                        By:
      --------------------------------         ---------------------------------
     Name:   R.H. Young                        Name:
     Title:  Chairman                          Title:

By:                                        By:
      --------------------------------         ---------------------------------
     Name:   R.P. Barkhurst                    Name:
     Title:  President                         Title:



                                           ENTERGY CORPORATION, only for
                                           purposes of Sections 5.11 to 5.14,
                                           inclusive, 6.20


                                           By:
                                               ---------------------------------
                                               Name:
                                               Title:


                                           By:
                                               ---------------------------------
                                               Name:
                                               Title:

EXHIBIT B-2




                            POWER PURCHASE AGREEMENT

                                     BETWEEN

                       ENTERGY NUCLEAR VERMONT YANKEE, LLC

                                       AND

                    VERMONT YANKEE NUCLEAR POWER CORPORATION


                                     B-2-1

                            POWER PURCHASE AGREEMENT


      This POWER PURCHASE AGREEMENT entered into this 6th day of September, 2001, by and between Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company having a principal place of business at 440 Hamilton Avenue, White Plains, NY 10601 (hereinafter referred to as "Seller"), and Vermont Yankee Nuclear Power Corporation, a Vermont corporation having its principal place of business at 185 Old Ferry Road, Brattleboro, Vermont 05301, (hereinafter referred to as "Vermont Yankee" or "Company").

      WHEREAS, concurrently with the execution of this Agreement, Seller and Vermont Yankee are entering into a Purchase and Sale Agreement (the "P&S Agreement") of even date herewith, under which Vermont Yankee agrees to sell and Seller agrees to purchase, on the terms and subject to the conditions set forth therein, the Vermont Yankee Nuclear Power Plant, as described therein (the "Facility"), and certain related assets, and to assume certain liabilities and obligations; and

      WHEREAS, the consummation of the purchase of the Facility under the P&S Agreement (the "Closing") is subject to, among other things, the execution, delivery and effectiveness of this Agreement between Seller and Vermont Yankee,

      NOW THEREFORE, in consideration of these premises, the mutual agreements set forth herein and other good and valuable consideration, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1. Condition Precedent

            It is a condition precedent to the obligations of Seller and Vermont Yankee under the P&S Agreement that the Closing shall have occurred and that all regulatory approvals required for this Agreement's initial effectiveness shall have been obtained. The Parties have agreed in the P&S Agreement to use Commercially Reasonable Efforts (as defined in the P&S Agreement) to obtain all such regulatory approvals.

ARTICLE 2. Definitions

      When used with initial capitalization, whether in the singular or the plural, the following terms shall have the meanings set forth below.

      (a) "Agreement": This document, including its appendices, as amended from time to time.

      (b) "Actual Monthly Energy": The total amount of Energy produced at the Facility that is reported by Seller to ISO-NE for the calendar month being billed.

      (c)   "Adjustment Factor": Defined in Article 8(b).


                                     B-2-2

      (d) "Affiliate": Has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

      (e) "Base Price": The purchase price expressed in $/Mwh as set forth in Schedule D for the applicable month.

      (f) "Billing Date": Each date on which the Seller renders a bill to Vermont Yankee pursuant to Article 7(c).

      (g) "Business Day": Means any day other than Saturday, Sunday and any day on which banking institutions in the State of Vermont are authorized by law or other governmental action to close.

      (h) "Capability Audit": The procedure used pursuant to the NEPOOL Agreement to determine the Summer Net Capability and the Winter Net Capability of the Facility as currently set forth in the NEPOOL standards.

      (i)   "Closing Date": Has the meaning defined in the P&S Agreement.

      (j) "Company's Entitlement": The percentage entitlement of the Facility Product allocated to the Company pursuant to this Agreement, which is equal to the sum of the Sub-Entitlements and, when applicable, as adjusted pursuant to Article 8(b) for Uprates.

      (k) "Energy": The actual hourly electricity production of the Facility reduced for Station Service Use, transformer losses and generator lead losses, where such electric energy is delivered at the Delivery Point in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts.

      (l) "Delivery Point": The point which is the Facility's interconnection with NEPOOL PTF and which is designated as the "Producer Delivery Point", as indicated on the diagram attached hereto as Schedule A.

      (m)   "Delivery Term": Has the meaning set forth in Article 4(a).

      (n) "Facility": The Vermont Yankee Nuclear Power Station, a 540 MW nuclear powered generating unit located in Vernon, Vermont.

      (o) "Facility Product": The Energy, Installed Capability and all other associated ancillary services and NEPOOL products, including without limitation, reactive power, for which a NEPOOL market exists or is established and in operation during the term of this Agreement, actually produced by, or available from, the Facility in any hour.


                                     B-2-3

      (p) "FERC": The Federal Energy Regulatory Commission, and any successor thereto.

      (q) "Good Utility Practices": Means any of the practices, methods and activities approved by a significant portion of the electric utility industry in the United States as good practices applicable to nuclear generating facilities of similar design, size and capacity during the relevant time period or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, expedition and applicable law and assuring safety and protection of the public. Good Utility Practices are not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry.

      (r) "Installed Capability": The Winter Net Capability during the Winter Period and the Summer Net Capability during the Summer Period.

      (s) "ISO-NE": The Independent System Operator of New England provided for in the NEPOOL Agreement, or its successor.

      (t) "Market Price" As of a Billing Date, the sum of (a) the actual average hourly NEPOOL spot clearing price for electric energy for all hours of the 12 month period immediately prior to such Billing Date as published by ISO-NE on its website (www.iso-ne.com) (or some other ISO-NE source mutually acceptable to Vermont Yankee and Seller) plus (b) the actual clearing price for Installed Capability for all hours of the 12 month period (or such shorter period as may be practicable if such price is not published for a full 12 month period at the time of calculation) immediately prior to such Billing Date as published by ISO-NE, stated is $/MWh. In the event there is no clearing price for Installed Capability, the Market Price shall be the product of (x) the amount set forth in clause (a) of the preceding sentence and (y) 110%. In all cases, if NEPOOL and/or ISO-NE implement a two settlement system for the energy market, the hourly NEPOOL spot clearing price for electric energy will be replaced by the clearing price for electric energy in the Day-Ahead Market Settlement, as defined in the NEPOOL Agreement, if a Day-Ahead Market Settlement exists; otherwise, it will be the Real-Time Clearing Price for electric energy in the Real-Time Market, both as defined in the Restated NEPOOL Agreement, if a Day-Ahead Market Settlement does not exist. If NEPOOL and/or ISO-NE implements a Congestion Management System, the hourly NEPOOL spot clearing price for electric energy will be replaced by Nodal Energy Prices in NEPOOL applicable to the Facility.

      (u)   "Maximum Monthly Amount": The monthly amounts set forth on Schedule
            B.


                                     B-2-4

      (v) "Monthly NEPOOL Clearing Price": The average hourly NEPOOL spot clearing price for electric energy for a given month as published by ISO-NE in accordance with NEPOOL Standards.

      (w) "NEPOOL": The New England Power Pool, established by the NEPOOL Agreement, or its successor.

      (x) "NEPOOL Agreement": The agreement establishing NEPOOL, dated September 1, 1971, as amended by the Restated NEPOOL Agreement filed with FERC on December 31, 1996, as finally approved by FERC and as further amended and restated from time to time.

      (y) "NEPOOL Standards": All rules and regulations of NEPOOL or ISO-NE, including without limitation all Criteria, Rules and Standards
            (CRS), NEPOOL Automated Billing System Procedures (NABS), Operating Procedures (OP), and Market Rules (MR) issued or adopted by NEPOOL, ISO-NE and its satellite agencies, or their successors, in each case as amended from time to time and all successor regulations, rules and standards.

      (z)   "NRC": The Nuclear Regulatory Commission, and any successor thereto.

      (aa)  "Party: Seller or Company and its respective successors or assigns.

      (bb) "PTF" or "Pool Transmission Facilities": Have the meaning set forth in the NEPOOL Agreement.

      (cc) "RFO 25": The refueling outage number RFO 25 for the Facility currently scheduled to commence in October 2005, including the refueling of the Facility and the performance of certain maintenance, inspection and other work in connection therewith.

      (dd)  "Reconciliation Factor": Defined in Article 7(b).

      (ee) "Sub-Entitlement": The percentage entitlement allocated to each Sub-Purchaser of the Facility Product as set forth in Schedule C.

      (ff) "Sub-Purchasers": Collectively, the entities listed in Schedule C that are purchasing a portion of the Company Entitlement from Vermont Yankee, and "Sub-Purchaser" shall mean, individually, each such entity listed in Schedule C.

      (gg) "Station Service Use": All of the Energy and other Facility Product recognized by NEPOOL used on-site to operate the Facility, including cooling tower operations.


                                     B-2-5

      (hh) "Summer Net Capability (Capability)": The Maximum Claimed Capability, as defined in NEPOOL Market Rules and Procedures,
            Section 11, of the Facility during the Summer Period, expressed in kilowatts, and as determined by Capability Audit, exclusive of the capacity required for Station Service Use.

      (ii) "Summer Period" shall have the meaning set forth in the NEPOOL Market Rules and Procedures, Section 11.

      (jj)  "Uprate": Has the meaning set forth in Article 8(a).

      (kk) "Winter Net Capability (Capability)": The Maximum Claimed Capability, as defined in NEPOOL Market Rules and Procedures,
            Section 11, of the Facility during the Winter Period, expressed in kilowatts, and as determined by Capability Audit, exclusive of the capacity required for Station Service Use.

      (ll) "Winter Period" shall have the meaning set forth in the NEPOOL Market Rules and Procedures, Section 11.

ARTICLE 3. Purchase and Sale of Facility Product; Sub-Entitlements; Maintenance and Capability Audits

      (a) Seller agrees to sell and to deliver and Company agrees to purchase, and to accept delivery of, Company's Entitlement at the Delivery Point during the Delivery Term, for resale to the Sub-Purchasers. Title to and risk of loss with regard to the Facility Product to be purchased by the Company hereunder shall transfer from Seller to the Company at the Delivery Point. Seller shall be responsible for any costs or charges imposed on or associated with the Product or its delivery of the Product up to the Delivery Point. Company shall be responsible for any costs or charges imposed on or associated with the Product or its receipt at and from the Delivery Point.

      (b) Seller shall have the right to sell to third parties any portion of the Facility Product not included in Company's Entitlement.

      (c) Seller shall use Good Utility Practices in all aspects of the management and operation of the Facility. Seller shall use commercially reasonable efforts to maintain the Facility's Installed Capability at the level demonstrated by the most recent Capability Audit as of the date of the P&S Agreement and use its commercially reasonable efforts to make Facility Product available to Company on an ongoing basis, it being understood that Seller shall not be required to contract for, or make arrangements to obtain, Facility Product or any other product from any source other than the Facility in order to fulfill its obligations hereunder, and, subject to the foregoing, shall not be liable for any damages if Facility Product is not available; provided, however, that if applicable NEPOOL Standards or, in Seller's reasonable judgment, the physical operation of the Facility requires Seller to withhold from Vermont Yankee a specific quantity of ancillary services or Energy, then Seller may withhold such amount of those products at no cost


                                     B-2-6
and will provide the remaining amounts to Vermont Yankee and provided that at no time will Seller be required by this Agreement to change the Facility's operation, to operate the Facility beyond its normal rated capabilities, or change the Mwh output in order to provide ancillary services. If for any reason Seller does not generate power at the Facility, Seller has no obligation to sell or deliver to Vermont Yankee the Company's Entitlement or to obtain replacement power.

      (d) Periodically after the Closing Date, Seller shall undergo Capability Audits pursuant to NEPOOL Standards to demonstrate and audit the Summer Net Capability and/or the Winter Net Capability of the Facility. The Capability Audit shall be performed pursuant to NEPOOL Standards or standards mutually agreed to by the Parties if NEPOOL ceases to establish such standards. Seller agrees to provide to Company the results of the demonstrations and audits (NX-17s and supporting material).

      (e) Prior to making an Uprate as provided in Article 8(a), Seller agrees that it will cause the Facility to be operated within the current configuration of the Facility and the thermal limitations of 1593 megawatts thermal that is currently applicable to the Facility under its NRC Operating License.

      (f) Seller shall schedule maintenance activities in accordance with NEPOOL Standards, ISO-NE requirements and the requirements of any other entity with authority over the Facility's maintenance. In order to allow the Company and the Sub-Purchasers or their assignees ample time to make alternative arrangements, as soon as practically possible, Seller shall provide, by telephone or telecopy to Company's designated agent, advance notice of planned maintenance activities, planned outages, unplanned outages or any other event that reasonably could be expected to affect output of Facility Product, to reduce the Facility's capacity or to result in any downrating and to the extent reasonably practicable shall coordinate such events with the Company and the Sub-Purchasers or their assignees.

      (g) Company shall reimburse Seller for transmission charges, if any, as assessed by the ISO-NE, NEPOOL or Vermont Electric Power Company, Inc. for the transmission of Energy from the Delivery Point to the Company Delivery Point, as those points are indicated on Schedule A.

ARTICLE 4. Term, Regulatory Approvals, Early Termination

      (a) The obligations of the Parties under this Agreement shall commence with the first hour of the day that is the Closing Date and, subject to the termination provisions set forth in this Agreement, shall continue through 2400 Eastern Standard Time or Eastern Daylight Savings Time, as applicable, on March 21, 2012 (the "Delivery Term"). Provisions of this Agreement shall remain in effect after termination hereof to the extent necessary or appropriate to give full effect thereto, including Article 9 and provisions necessary to provide for final billings, billing adjustments, and payments.


                                     B-2-7

      (b) Notwithstanding any provision hereof to the contrary, Seller may permanently retire the Facility upon six (6) months prior written notice to Company (unless notice of that duration is not commercially feasible under the circumstances, in which case Seller shall give such notice as is commercially feasible under the circumstances). This agreement will terminate at the time specified in such notice, subject to the last sentence of clause (a) above.

      (c) Company has the option to negotiate with Seller for a mutually agreeable release from all or part of the Company's obligations to purchase power hereunder first for an effective date no earlier than February 28, 2005 and again for any remaining balance effective no earlier than December 31, 2007 (each an "Exercise Date") by giving written notice to Seller at least 180 days prior to the applicable Exercise Date, specifying the amount of Energy in portions that correspond to individual Sub-Entitlements it desires to terminate. During such 180 day period, the parties shall negotiate in good faith the terms of such mutually agreeable release. The effectiveness of any release entered into pursuant to this Article 4(c) shall be subject to the receipt by the Company and the Seller of any necessary regulatory approvals, which shall be obtained at each Party's own expense.

ARTICLE 5. Purchase Price for Facility Product

      (a) Company shall pay Seller monthly (on a $/Mwh basis) for the Company's Entitlement a purchase price determined according to the following formula:

          TMP(t)  =  (CE(t) x BP(t)  x  AME(t))    +    (CP(t) (CE(t)  x D(t)))

          where:

          CE(t)   =  Company's Entitlement for the month (t) in percent, as
                     adjusted pursuant to Article VIII.

          TMP(t)  =  Total payment price due in month (t).

          BP(t)   =  The Base Price for the applicable month in $/Mwh.

          AME(t)  =  The Actual Monthly Energy (up to but not to exceed the
                     Maximum Monthly Amount set forth on Schedule B, as adjusted) in the month (t) expressed in megawatthours.

          D(t)    =  Actual Monthly Energy for the month (t) in excess of the
                     Maximum Monthly Amount.

          CP(t)   =  Monthly NEPOOL Clearing Price for the month (t).

provided, however, that beginning on the first Billing Date after the end of the RFO 25 refueling outage (i.e., approximately October 2005) and on each Billing Date thereafter, if the Market


                                     B-2-8

Price as of the end of the month to which the bill to be rendered on such Billing Date relates is less than 95% of the Base Price for such month (as determined by reference to the table in Schedule D hereto), then the Base Price for such month to be used in the above formula shall be adjusted to be an amount equal to such Market Price multiplied by 105% (but the Base Price as adjusted hereby for any month shall not in any event exceed the relevant Base Price for such month set forth in Schedule D hereto).

      (b) Notwithstanding any future practice of NEPOOL (or any other or successor pooling or market arrangement in the New England region) that may create separate stated prices for Energy, Installed Capability or any other associated ancillary services, including without limitation, reactive power, Vermont Yankee shall not be required to pay charges for such products or services separate from or in addition to the purchase price set forth in Article 5(a) (as from time to time adjusted as provided therein) despite any such future practice.

ARTICLE 6. Dispatch

      (a) Seller shall make the Facility available for dispatch by ISO-NE. Seller, or its agent, shall submit all bids for the Facility to the ISO-NE such that the Facility will be dispatched in all hours in a given month at its full capacity as a self-scheduled unit.

      (b) Each Party shall comply with all NEPOOL Standards applicable to it.

      (c) Seller shall promptly submit this Agreement into the ISO-NE market system and shall file all other required forms to ISO-NE with a copy to Company's designated agent.

      (d) Seller's and Company's respective designated agents shall mutually agree to any revision to the existing ISO-NE NX-12B Forms to be submitted to ISO-NE in accordance with the provisions of the NEPOOL Agreement and NEPOOL Standards.

      (e) Whenever Company's system or the systems with which it is directly interconnected experience an emergency, as designated by the affected utility, or whenever it is necessary to aid in the restoration of service on the systems with which Company or a Sub-Purchaser is directly or indirectly interconnected, or, whenever requested by ISO-NE, Seller or its designee shall curtail or interrupt the delivery of all or a portion of the production of electricity at the Facility provided such curtailment or interruption shall continue only for as long as reasonably necessary to deal with the emergency.

      (f) Whenever Seller's Facility experiences an emergency, Seller or its designee shall have the right to curtail or interrupt all or a portion of Seller's obligation hereunder, provided such curtailment or interruption shall continue only for so long as reasonably necessary to deal with the emergency, and provided Seller promptly notifies Company's designated agent of the occurrence of such an emergency.


                                     B-2-9

ARTICLE 7. Billing, Meter Reading; Financial Assurance

      (a) Seller shall deliver Company's Entitlement to the Delivery Point. Seller is responsible for maintaining metering and telemetering equipment at the Facility, as follows. The metering equipment shall be capable of registering and recording instantaneous and time-differentiated electric energy and other related data from the Facility, and shall comply with the requirements of NEPOOL's Standards as may be issued or revised from time to time. The telemetering shall be capable of transmitting such data to such reasonable location(s) specified by Company or its designated agent. The Company represents and warrants that as of the Closing Date the metering and telemetering equipment at the Facility will meet the requirements of this Article 7(a).

      (b) Each day, Seller shall be required to provide Company's designated agent with hourly-integrated megawatt hour readings for each hour of the previous day. Seller shall record hourly meter readings and log sheets and, upon the request of Company or its designated agent, provide copies of daily meter recordings and log sheets by electronic means with hard copy back up. All metering equipment installed shall be routinely tested in accordance with Good Utility Practices. Any meter tested and found to register within one-half of one percent (0.5%) of the comparative standard mutually agreed upon by Seller and the Company shall be considered correct and accurate. If at any time, any metering equipment is found to be defective or inaccurate, Seller shall cause such metering equipment to be made accurate or replaced at Seller's expense. Company shall have the right to request meter testing for accuracy at any time with reasonable advance notice. If such testing shows that tested meters are accurate within one-half of one percent (0.5%), then Company shall be responsible for the costs of such testing. If such testing shows a greater discrepancy, then Seller shall be responsible for the costs of such testing. Notwithstanding clause (c) below, in such event, a billing adjustment shall be made by Seller correcting all measurements made by the defective meter for either: (i) the actual period during which inaccurate measurements were made, if such period is determinable to the mutual satisfaction of Company or its designated agent and Seller; or (ii) if such period is not determinable, for a period equal to one-half the time elapsed since the prior test, but in no event greater than six months (the "Reconciliation Factor").

      (c) Seller shall submit, by telecopy or other agreeable same day delivery mechanism, an invoice for all applicable Article 5 charges to Company within 10 days after the end of each calendar month, and such invoice shall include the time and date of the meter readings. This invoice shall include such reasonable detail to enable Company to determine the basis for the charges of such month. Seller and Company agree to provide additional information reasonably requested by the other Party as necessary for billing purposes or data verification. Invoices may be rendered on an estimated basis. Each invoice shall be subject to adjustment for any errors in arithmetic, computing, estimating or otherwise. Seller and Company shall include any such invoicing adjustments as promptly as practicable.


                                     B-2-10

      (d) All payments shown to be due on such invoice, except amounts in dispute, shall be due and payable by wire transfer per instructions on the invoice on or before the later of the twentieth (20th) day of each month, or the tenth (10th) day after receipt by the Company of the invoice or, if such day is not a Business Day, then on the next Business Day (the "Due Date").

      (e) Any undisputed amounts unpaid after the Due Date shall bear interest at a rate equal to the Prime Rate (as published in The Wall Street Journal) then in effect on the Due Date, compounded on a monthly basis. Company may dispute all or any part of any invoice by written notification to Seller. All amounts paid by Company which are subsequently determined to have been improperly invoiced by Seller under this Agreement shall be subject to refund with interest at a rate equal to the Prime Rate (as published in The Wall Street Journal) then in effect on the Due Date, compounded on a monthly basis. The Company may, in good faith, dispute the correctness of any invoice or any adjustment to an invoice, rendered under this Agreement or adjust any invoice for any arithmetic or computational error within twelve (12) months of the date the invoice, or adjustment to an invoice, was rendered. In the event an invoice or portion thereof, or any other claim or adjustment arising hereunder, is disputed, payment of the undisputed portion of the invoice shall be required to be made when due, with notice of the objection given to the other party. Any invoice dispute or invoice adjustment shall be in writing and shall state the basis for the dispute or adjustment. Payment of the disputed amount shall not be required until the dispute is resolved. Upon resolution of the dispute, any required payment shall be made within two (2) Business Days of such resolution along with interest accrued at the Prime Rate (as published in The Wall Street Journal), compounded on a monthly basis.

      (f) Seller shall keep complete and accurate records and meter readings of its operations and shall maintain such data for a period of at least one (1) year after invoice for the final billing is rendered. Company shall have the right at its own expense, upon five (5) business days prior notice, during normal business hours, to examine and inspect all such records and meter readings in so far as may be necessary for the purpose of ascertaining the reasonableness and accuracy of all relevant data, estimates or statements of charges submitted to it hereunder but shall not impair or interfere with the operation of the Facility owned by Seller.

      (g) If Seller is unable, at its sole discretion, to obtain such comprehensive financial information as is reasonably required to evaluate creditworthiness with respect to Vermont Yankee, including but not limited to, annual reports containing audited consolidated financial statements and other information obtained through the public domain, Vermont Yankee shall upon thirty
(30) days written notice deliver such financial information to Seller. Upon the commercially reasonable request of Vermont Yankee, Seller shall use commercially reasonable efforts to protect the confidentiality of the information disclosed hereunder.

      (h) If Seller has commercially reasonable grounds for insecurity (determined in accordance with commercial standards as used in Section 2-609 of the Vermont Uniform Commercial Code) concerning the ability of one or more of the Sub-Purchasers to pay for its Sub-Entitlement for any billing period, then Seller may provide Vermont Yankee with written


                                     B-2-11
notices requesting adequate assurance ("Adequate Assurance") of due performance of the payment obligations of such Sub-Purchaser(s) for the respective portions of the Company's Entitlement. Upon receipt of such notice, Vermont Yankee shall have fifteen (15) Business Days to provide such Adequate Assurance to Seller.

ARTICLE 8. Uprating

      (a) Uprate Power. At any time during the Delivery Term, Seller may notify Vermont Yankee in writing that Seller intends to make capital improvements or related adjustments to operating parameters, set points, instruments and procedures to increase the Installed Capability or Energy output of the Facility (an "Uprate"). Such notice shall contain: (i) the estimated increase in Installed Capability, Energy associated with the Uprate (the "Uprate Power"); and (ii) an estimated date by which Seller would be able to begin generating Uprate Power. After providing the notice required by this Article 8(a), Seller will have the right but not the obligation to complete the Uprate.

      (b) Uprate Calculation. Seller will arrange for a Capability Audit to be conducted before, if necessary, and after the Uprate is completed to determine the actual increase in Installed Capability attributable to the Uprate. Based upon the results of these audits, Seller will reduce the Company Entitlement as follows:

          The post-Uprate Company Entitlement equals (i) Adjustment Factor times (ii)

          the pre-Uprate Company Entitlement.

          Adjustment Factor = (y/x)

          Where x = Capability Audit results after Uprate, and

          y = Capability Audit results immediately preceding the Uprate, both being determined in the same season.

      (c) Entitlement to Uprate Power. The Uprate Power attributable to any Uprate shall be calculated as set forth above and shall be Seller's power. Any Uprates shall reduce the Company's Entitlement in the manner and to the extent set forth in Article 8(b).

ARTICLE 9. Limitation of Liability; Indemnification; Insurance; Relationship of Parties

      (a) NOTWITHSTANDING CLAUSE (b) BELOW OR ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NEITHER COMPANY NOR SELLER NOR THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, PARENT, SUBSIDIARIES OR AFFILIATES OR THEIR OFFICERS, DIRECTORS, AGENTS OR EMPLOYEES SHALL BE LIABLE OR RESPONSIBLE TO THE OTHER PARTY OR ITS PARENT, SUBSIDIARIES, AFFILIATES, OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, SUCCESSORS OR ASSIGNS, OR THEIR RESPECTIVE INSURERS, FOR


                                     B-2-12

INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, CONNECTED WITH OR RESULTING FROM PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT, OR ANYTHING DONE IN CONNECTION THEREWITH INCLUDING, WITHOUT LIMITATION, CLAIMS IN THE NATURE OF LOST REVENUES, INCOME OR PROFITS (OTHER THAN PAYMENTS EXPRESSLY REQUIRED AND PROPERLY DUE UNDER THIS AGREEMENT), AND INCREASED EXPENSE OF, REDUCTION IN OR LOSS OF POWER GENERATION PRODUCTION OR EQUIPMENT USED THEREFOR, IRRESPECTIVE OF WHETHER SUCH CLAIMS ARE BASED UPON BREACH OF WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER OF SELLER, COMPANY OR OTHERS), STRICT LIABILITY, CONTRACT, OPERATION OF LAW OR OTHERWISE, BUT EXCLUDING ACTS OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

      (b) Each Party (the "Indemnifying Party") shall defend, indemnify and save the other Party (the "Indemnified Party"), its officers, directors, agents, employees and Affiliates and their respective officers, directors, agents and employees harmless from and against any and all claims, liabilities, demands, judgments, losses, costs, expenses (including reasonable attorneys' fees), suits, or damages arising from or out of any event, circumstance, act or incident first occurring or existing during the period when control and title to Facility Product is vested in such Party as provided in Article 3(a). Each Party shall indemnify, defend and hold harmless the other Party against any Governmental Charges for which such Party is responsible under Article 18.

      (c) Each Party shall maintain appropriate insurance coverage at its sole expense.

      (d) The rights, obligations and protections afforded by clauses (a) and
(b) above shall survive the termination, expiration or cancellation of this Agreement, and shall apply to the full extent permitted by law.

      (e) Nothing in this Agreement shall be construed as creating any relationship between the Parties other than that of independent contractors for the sale and purchase of Facility Product.

      (f) EXCEPT AS SET FORTH HEREIN, THERE IS NO WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY AND ALL IMPLIED WARRANTIES ARE DISCLAIMED.

ARTICLE 10. Miscellaneous Provisions

      (a) The Parties hereto agree that time shall be of the essence of this Agreement.

      (b) This Agreement may not be modified or amended except in writing signed by or on behalf of both Parties by their duly authorized officers, and if applicable, after obtaining any required regulatory approvals.

      (c) It shall be the responsibility of Seller to take all necessary actions to satisfy any regulatory requirements that may be imposed on Seller by any statute, rule or regulation or FERC - accepted regional agreement concerning the sale of Facility Product to the Company

                                     B-2-13
hereunder. Company shall cooperate with Seller and provide information or such other assistance, without cost to Company, as may be reasonably necessary for Seller to satisfy regulatory requirements relating specifically and only to the sale of Facility Product. Seller shall cooperate with Company and provide information or such other assistance, without cost to Seller, as may be reasonably necessary for Company to satisfy regulatory requirements relating specifically and only to the purchase of Facility Product.

      (d) Notwithstanding clause (c) above, Seller agrees to provide, at no cost to Company, all necessary forms, data, and other information reasonably requested of Company by ISO-NE, NEPOOL, or any governmental or regulatory agency or authority having jurisdiction.

      (e) The Parties acknowledge and agree that the sales hereunder constitute "forward-contracts" within the meaning of the United States Bankruptcy Code.

      (f) This Agreement (including the exhibits, schedules and any written supplements hereto), constitutes the entire agreement between the Parties relating to the subject matter. This Agreement shall be considered for all purposes as prepared through the joint efforts of the Parties and shall not be construed against one Party or the other as a result of the preparation, substitution, submission or other event of negotiation, drafting or executing hereof. This Agreement shall not impart any rights enforceable by any third party (other than a permitted successor or assignee bound to this Agreement or the Sub-Purchasers and their assigns). Any provision declared or rendered unlawful by any applicable court of law or regulatory agency or deemed unlawful because of a statutory change or deemed to be not in compliance, with the NEPOOL Agreement the NEPOOL Standards or the ISO-NE Standards, whether because of changes therein or otherwise, including but not limited to a change in the commercial structure of the ISO-NE market from a single pool-wide market clearing price to a system that utilizes a geographic or location pricing differentiation approach, or a move to a multi-settlement approach (i.e. day ahead energy market clearing price, real time or hour ahead energy market clearing price), (individually or collectively, such events referred to as "Regulatory Event") will not otherwise affect the remaining lawful obligations that arise under this Agreement; and provided, further, that if a Regulatory Event occurs, the Parties shall use their commercially reasonable efforts to reform this Agreement in order to give effect to the original intention of the Parties. The term "including" when used in this Agreement shall be by way of example only and shall not be considered in any way to be in limitation. The headings used herein are for convenience and reference purposes only. All indemnity and audit rights shall survive the termination of this Agreement for twelve (12) months. This Agreement shall be binding on each Party's successors and permitted assigns.

ARTICLE 11. Assignment

      (a) Neither Party shall assign this Agreement or its rights hereunder without the prior written consent of the other Party, which consent may be withheld in the exercise of its sole discretion; provided, however, Seller may, without the consent of the Vermont Yankee (and


                                     B-2-14
without relieving itself from liability hereunder), (i) transfer, sell, pledge, encumber or assign this Agreement or the accounts, revenues or proceeds hereof in connection with any financing or other financial arrangements, or (ii) transfer or assign this Agreement to an affiliate of Seller, which affiliate's creditworthiness is equal to or higher than that of Seller, or (iii) transfer or assign this Agreement to an entity which is succeeding to all or substantially all of the assets of Seller; provided, however, that in each such case, Seller shall not be relieved of its obligations hereunder and any such assignee shall agree in writing to be bound by the terms and conditions hereof.

ARTICLE 12. Force Majeure

      (a) If either Party is rendered wholly or partly unable to perform its obligations under this Agreement because of a Force Majeure event, that Party shall be excused from whatever performance is affected by the Force Majeure event to the extent so affected, provided that the non-performing Party shall:
(i) provide prompt notice to the other Party of the occurrence of the Force Majeure event giving an estimation of its expected duration and the probable impact on the performance of its obligations hereunder and submitting good and satisfactory evidence of the existence of the Force Majeure event; (ii) exercise all commercially reasonable efforts to continue to perform its obligations hereunder; (iii) expeditiously take commercially reasonable action to correct or cure the Force Majeure event and submit good and satisfactory evidence that it is making all commercially reasonable efforts to correct or cure the Force Majeure event; (iv) exercise all commercially reasonable efforts to mitigate or limit damages to the other Party to the extent such action shall not adversely effect its own interests; and (v) provide prompt notice to the other Party of the cessation of the Force Majeure event; and provided, further, that the Party not claiming Force Majeure shall be excused from performance hereunder for the duration of such Force Majeure event.

      (b) "Force Majeure" means the failure or imminent threat of failure of facilities or equipment, flood, freeze, earthquake, storm, fire, lighting, other acts of God, epidemic, war, acts of a public enemy, riot, civil disturbance or disobedience, strike, lockout, work stoppages, other industrial disturbance or dispute, sabotage, restraint by court order or other public authority, and action or non-action by, or failure or inability to obtain the necessary authorizations or approvals from, any governmental agency or authority, which by the exercise of due diligence such Party could not reasonably have been expected to avoid and by exercise of due diligence its effect can not be overcome. Nothing contained herein shall be construed so as to require the Parties to settle any strike, lockout, work stoppage or any industrial disturbance or dispute in which it may be involved, or to seek review of or take an appeal from any administrative or judicial action. In no event shall the lack of funds or an inability to obtain funds or any action by governmental authority that disallows, prevents or limits the recovery through rates of all or any portion of the charges imposed by this Agreement be a Force Majeure event. A Force Majeure event shall not be based on (i) the loss of the Company's or any Sub-Purchaser's markets; (ii) the Company's or any Sub-Purchaser's inability to economically use or resell the Facility Product purchased


                                     B-2-15
hereunder; or (iii) the Seller's ability to sell the Facility Product at a greater price than that provided hereunder.

ARTICLE 13. Default

      (a) "Event of Default" shall mean, in relation to a Party (the "Defaulting Party"):

            (i) the failure to make, when due, any payment required pursuant to this Agreement if such failure is not remedied within three (3) Business Days after written notice;

            (ii) any representation or warranty made by such Party herein is false or misleading in any material respect when made or when deemed made;

            (iii) the failure by a Party to perform any material covenant or obligation set forth in this Agreement (except to the extent constituting a separate Event of Default), if such failure is not remedied within three (3) Business Days after written notice;

            (iv) such Party becomes Bankrupt; or

            (v) subject to Article 11(a) such Party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all of its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer, the resulting, surviving or transferee entity fails to assume all the obligations of such Party under this Agreement to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other Party.

      (b) Upon an Event of Default, upon written notice to the Defaulting Party, the Non-Defaulting Party may resort to all remedies available at law or in equity, including, without limitation: (i) the termination of this Agreement;
(ii) specific performance of the provisions of this Agreement; (iii) the recovery of actual damages; and/or (iv) the right to suspend performance hereunder; provided, however, in no event shall any such suspension continue for longer than ten (10) Business Days. In the event the Seller seeks damages hereunder, the measure of damages shall be calculated by determining all amounts potentially owing between the Parties, calculating the net present value thereof, and deducting the net present value of the potential resale value of all Facility Product to be delivered hereunder, all calculations to be made in a commercially reasonable basis. In the event the Company seeks damages hereunder, the measure of damages shall be calculated by determining the difference between the net present value of the purchase price for Facility Product to be delivered hereunder calculated pursuant to Article 5 and the net present value of the cost of power required to replace Facility Product to be delivered hereunder.

      (c)


                                     B-2-16

ARTICLE 14. Governing Law, Dispute Resolution

      (a) The interpretation and performance of this Agreement shall be in accordance with, and controlled by the law, of the State of Vermont, notwithstanding its conflicts of law principles.

      (b) If any dispute, disagreement, claim or controversy exists between Seller and Company arising out of or relating to this Agreement, such disputed matter shall be submitted to a committee comprised of one designated agent of each Party. Such committee shall be instructed to attempt to resolve the matter within twenty (20) days thereafter. If Company's and Seller's designees do not agree upon a decision within thirty (30) days after the submission of the matter to them, either Party may institute formal legal proceedings.

ARTICLE 15. Waiver

      The failure of either Party to require compliance with any provision of this Agreement shall not affect that Party's right to later enforce the same. It is agreed that the waiver by either Party of performance of any of the terms of this Agreement, or of any breach thereof or any default hereunder, must be in writing and signed by the Party from whom waiver is sought, and shall not be held or deemed to be a waiver by that Party of any subsequent failure to perform the same, or any other term or condition of this Agreement, or of any breach thereof or any default hereunder.

      ARTICLE 16. Company Representations and Warranties.

      The Company hereby represents and warrants to the Seller as follows:

      (a) Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. The Company here heretofore made available to the Seller complete and correct copies of its Articles of Association and Bylaws as currently in effect.

      (b) Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and assuming that this Agreement constitutes a valid and binding agreement of the Seller and subject to obtaining all necessary regulatory approvals, constitutes


                                     B-2-17
            the legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

      (c)   Consents and Approvals; No Violation.

            Neither the execution and delivery by the Company of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in the breach or violation of any provision of the Articles of Association or Bylaws of the Company, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any governmental authority to which the Company or any of its property is subject, which violation, individually or in the aggregate, would have a material adverse effect on the Company's ability to perform its obligations under this Agreement,
            (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a material adverse effect on the Company's ability to perform its obligations under this Agreement, or (iv) constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, or any of its assets, which violation, individually or in the aggregate, would have a material adverse effect on the Company's ability to perform its obligations under this Agreement.

      (d) No declaration, filing or registration with, or notice to, or authorization consent or approval of any governmental authority is necessary for the consummation by the Company of the transactions contemplated hereby which has not already been obtained or will not be obtained on or prior to the Closing Date.

      (e) The Company is not Bankrupt and there are no proceedings pending or being contemplated by it or, to its knowledge, threatened against it which would result in it being or becoming Bankrupt.

      (f) There is not pending or, to its knowledge, threatened against it or any of the Sub-Purchasers any legal proceedings that could materially adversely affect its ability to perform its obligations under this Agreement.

ARTICLE 17. Notice

      Except as otherwise provided herein, any notice, invoice or other communication which is required or permitted by this Agreement shall be in writing and delivered by personal


                                     B-2-18
      service, telecopy, overnight delivery or mailed certified or registered first class mail, postage prepaid, properly addressed as follows:

      a)    In the case of Company to:

            Vermont Yankee Nuclear Power Corporation
            185 Old Ferry Road
            P.O. Box 7002
            Brattleboro, Vermont 05302-7002
            Telecopy No:  802-258-2128

      b)    In the case of Seller to:

            Entergy Nuclear Vermont Yankee, LLC
            440 Hamilton Avenue
            White Plains, NY 10601
            Telecopy No: 914-272-3205

      Another address or addressee may be specified in a notice duly given as provided. Each notice, invoice or other communication which shall be mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given and received for all purposes at such time as it is delivered to the addressee (with return receipt, the delivered receipt, the affidavit of the messenger or with respect to a telecopy, the answer back, being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

ARTICLE 18. Governmental Charges

      (a) Each Party shall use reasonable efforts to implement the provisions of and to administer this Agreement in accordance with the intent of the parties to minimize all taxes, so long as neither Party is materially adversely affected by such efforts.

      (b) Seller shall pay or cause to be paid all taxes imposed by any government authority ("Governmental Charges") on or with respect to the Facility Product arising prior to the Delivery Point. Buyer shall pay or cause to be paid all Governmental Charges on or with respect to the Facility Product at and from the Delivery Point (other than ad valorem, franchise or income taxes which are related to the sale of the Facility Product and are, therefore, the responsibility of the Seller). In the event Seller is required by law or regulation to remit or pay Governmental Charges which are Buyer's responsibility hereunder, Buyer may deduct the amount of any such Governmental Charges from the sums due to Seller under Article 5 of this Agreement. Nothing shall obligate or cause a Party to pay or be liable to pay any Governmental Charges for which it is exempt under the law.


                                     B-2-19

ARTICLE 19. Confidentiality

Except as otherwise required by law or for implementation of this Agreement, the Parties must keep confidential the transaction undertaken pursuant hereto; provided, however, that Vermont Yankee may disclose such information to its Sub-Purchasers as required to implement the resale of Facility Product, and the Sub-Purchasers may disclose the same to any entities to which they may seek to resell such Facility Product ("Third-Party Purchasers"), provided that any such Third-Party Purchaser shall agree to be bound by this confidentiality provision. Any information provided by either Party to the other Party or to a Sub-Purchaser or any such Third-Party Purchasers pursuant to this Agreement and labeled "CONFIDENTIAL" will be used by the receiving Party solely in connection with the purposes of this Agreement and will not be disclosed by the receiving Party to any third party, except as herein provided or with the providing Party's consent. This Article 19 of this Agreement will not prevent either Party from providing any confidential information received from the other Party to any court in accordance with a proper discovery request or in response to the reasonably request of any governmental agency with jurisdiction to regulate or investigate the disclosing Party's affairs, provided that, if feasible, the disclosing Party will give prior notice to the other Party of such disclosure and, if so requested by such other Party, will have used all reasonably efforts to oppose or resist the requested disclosure, as appropriate under the circumstances, or to otherwise make such disclosure, as appropriate, under the circumstances, or to otherwise make such disclosure pursuant to a protective order or other similar arrangement for confidentiality.

ARTICLE 20. Seller's Market-Based Power Sales Tariff

This Agreement is made under the authority of Seller's Market-Based Power Sales Tariff, as accepted for filing by FERC. Nevertheless, unless provisions of that Tariff are specifically incorporated herein by reference, this Agreement controls the terms of the transactions hereunder.


                                     B-2-20

      IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

                                      ENTERGY NUCLEAR VERMONT YANKEE, LLC


                                      By: /s/ Michael R. Kansler
                                          --------------------------------------
                                          Name:  Michael R. Kansler
                                          Title: Senior Vice President and Chief
                                                 Operating Officer


                                      VERMONT YANKEE NUCLEAR POWER CORPORATION


                                      By: /s/ Ross P. Barkhurst
                                          --------------------------------------
                                          Ross P. Barkhurst
                                          President and Chief Executive Officer


                                     B-2-21

                                   SCHEDULE A

                          [Diagram of Delivery Points]


                                     B-2-22

                                   SCHEDULE B


                                         Maximum Monthly
                                         Amount* (in Mwh)
                                         ----------------
                         January             383,805
                         February            359,391
                         March               383,373
                         April               370,526
                         May                 378,074
                         June                357,103
                         July                375,765
                         August              366,677
                         September           357,773
                         October             380,189
                         November            371,181
                         December            383,742

      * The maximum figure for any month affected by a refueling outage will be reduced by an amount equal to 510 times the actual number of hours that the Facility produces no Energy due to such refueling outage.

      If Seller completes an Uprate, Schedule B amounts, including the refueling outage adjustment as noted above, shall be increased by multiplying the amount by the fraction (x / y) as x and y are defined in Article 8(b).


                                     B-2-23

                                   SCHEDULE C


                                                         Original
Sub-Purchasers:                                          Portion
---------------                                          -------
Central Vermont Public Service Corporation                 35.0%
Green Mountain Power Corporation                           20.0%
New England Power Company                                  22.5%
The Connecticut Light and Power Company                     9.5%
Central Maine Power Company                                 4.0%
Public Service Company of New Hampshire                     4.0%
Cambridge Electric Light Company                            2.5%
Western Massachusetts Electric Company                      2.5%
                                                          -----
Company's Entitlement                                     100.0%


                                     B-2-24

                                   SCHEDULE D

                           BASE PRICES - $/Mwh LOW PPA


        2002      2003     2004      2005      2006      2007     2008      2009      2010      2011      2012
        ----      ----     ----      ----      ----      ----     ----      ----      ----      ----      ----
Jan               42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Feb               42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Mar     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Apr     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

May     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

June    30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

July    55.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Aug     55.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Sept    49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Oct     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Nov     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Dec     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00


                                     B-2-25

                                  [PLACEHOLDER]


                                     B-2-26

EXHIBIT B-3



                                                       Execution Copy

                            2001 AMENDATORY AGREEMENT

      This 2001 Amendatory Agreement, dated as of September 21, 2001 between VERMONT YANKEE NUCLEAR POWER CORPORATION ("Vermont Yankee"), a Vermont corporation, and ______________, a ___________ corporation (the "Purchaser"), amending both the Power Contract, dated February 1, 1968, as heretofore amended by eight amendments dated June 1, 1972, April 15, 1983, April 24, 1985, June 1, 1985, May 6, 1988, June 15, 1989 and December 1, 1989 between Vermont Yankee and the Purchaser (the "Power Contract") and the Additional Power Contract, dated as of February 1, 1984, between Vermont Yankee and the Purchaser (the "Additional Power Contract").

      For good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

1.  Basic Understandings.

      Vermont Yankee was organized in 1966 to provide for the supply of power to its sponsoring utility companies, including the Purchaser (collectively, the "Purchasers"). It constructed a nuclear electric generating unit, having a net capability of approximately 510 megawatts electric (the "Unit") at a site in Vernon, Vermont. Vermont Yankee was issued a full-term, Facility Operating License for the Unit by the Atomic Energy Commission (now the Nuclear Regulatory Commission, which, together with any successor agencies, is hereafter called the "NRC"), which license is now stated to expire on March 21, 2012 (the "End of License Term"). The Unit has been in commercial operation since December 1, 1972 and continues to operate.

      The names of the Purchasers of Vermont Yankee and their respective interests ("entitlement percentages") in Vermont Yankee and the net capacity and output of the Unit are as follows:

                  Purchaser                               Entitlement Percentage
                  ---------                               ----------------------
            Central Vermont Public Service Corporation             35.0%
            Green Mountain Power Corporation                       20.0%
            New England Power Company                              22.5%
            The Connecticut Light and Power Company                 9.5%
            Central Maine Power Company                             4.0%
            Public Service Company of New Hampshire                 4.0%


                                     B-3-1

            Western Massachusetts Electric Company                  2.5%
            Cambridge Electric Light Company                        2.5%

      The Unit was conceived to supply economic power on a cost of service formula basis to the Purchasers. Pursuant to the Power Contract, Vermont Yankee has agreed to supply to the Purchaser and, pursuant to separate power contracts substantially identical to the Power Contract except for the names of the parties (collectively, as amended through the date hereof, the "Initial Power Contracts"), to the other Purchasers all of the capacity and the electric energy available from the Unit for a thirty year term extending through November 30, 2002.

      Pursuant to the Additional Power Contract, Vermont Yankee has agreed to supply to the Purchaser, and pursuant to separate additional power contracts substantially identical to the Additional Power Contract except for the names of the parties (collectively, as amended through the date hereof, the "Additional Power Contracts"), to the other Purchasers all the capacity and electric energy available from the Unit during an operative term stated to commence on December 1, 2002 (when the Initial Power Contracts terminate) and extending until a date which is 30 days after the later of the date on which the last of the financial obligations of Vermont Yankee has been extinguished or the date on which Vermont Yankee is finally relieved of any obligations under the last of the licenses (operating or possessory) which it holds, or hereafter receives, from the NRC with respect to the Unit. The Additional Power Contracts also provide, in the event of their earlier cancellation, that the decommissioning cost obligation and the other applicable provisions of the Additional Power Contracts shall remain in effect to permit final billings of costs incurred prior to such cancellation.

      Pursuant to the Initial Power Contracts and the Additional Power Contracts, the Purchasers are entitled and obligated to take their respective entitlement percentages of the capacity and net electrical output of the Unit during the service life of the Unit and are obligated to pay therefor monthly their respective entitlement percentages of Vermont Yankee's cost of service, including decommissioning costs, whether or not the Unit is operated.

      On August 14, 2001, the Board of Directors of Vermont Yankee, which includes representatives of the Purchasers (including the Purchaser), after conducting a thorough review of the economics of continued operation of the Unit until End of License Term in comparison to other alternatives (including the early shut-down of the Unit) available to Vermont Yankee and evaluating the competing bids received in a formal auction of the Unit commenced in April, 2001, voted to approve a Purchase and Sale Agreement (the "PSA"), dated as of August 15, 2001, among Vermont Yankee and Entergy Nuclear Vermont Yankee, LLC ("ENVY") and Entergy Corporation, as guarantor, pursuant to which the Unit and related assets of Vermont Yankee, including a pre-funded decommissioning trust, would be sold to ENVY. The PSA also provided that Vermont Yankee would enter into a Power Purchase Agreement (the "PPA") with ENVY to purchase 100% of the actual net output of the Unit up to its present operating level of approximately 510 megawatts electric, together with the related ancillary products available from


                                     B-3-2
the Unit, for a period from the Effective Date (as hereinafter defined) to the End of License Term or the earlier shutdown of the Unit, all such energy and ancillary products to be resold at wholesale by Vermont Yankee to the Purchasers pursuant to the Initial Power Contracts and the Additional Power Contracts as amended hereby.

      As a consequence of the PSA and the PPA, Vermont Yankee and the Purchaser propose to further amend the Power Contract and the Additional Power Contract in various respects in order (i) to release Vermont Yankee from any further obligations under said contracts with respect to the operation and decommissioning of the Unit, (ii) to clarify and confirm provisions for the recovery under said contracts of the remaining unamortized costs previously incurred by Vermont Yankee in providing capacity and energy from the Unit prior to the Effective Date, (iii) to provide for the recovery of any costs or liabilities assumed by Vermont Yankee under the PSA and PPA and of Vermont Yankee's on-going administrative expenses, and (iv) to provide for the resale at cost by Vermont Yankee to the Purchaser of the Purchaser's entitlement percentage of the aforesaid output and ancillary products of the Unit to be purchased by Vermont Yankee from ENVY pursuant to the PPA.

      Vermont Yankee and the Purchaser have agreed to enter into this 2001 Amendatory Agreement. Concurrently herewith each of the other Purchasers is entering into an amendatory agreement which is identical hereto except for the necessary changes in the names of the parties.

2.  Parties' Contractual Commitments.

      Vermont Yankee and the Purchaser each acknowledge that the other has faithfully performed its obligations under the Power Contract. The Purchaser hereby reconfirms its obligations under the Power Contract and the Additional Power Contract to pay its entitlement percentage of Vermont Yankee's unamortized costs of the Unit as deferred payment in connection with the capacity and net electrical output of the Unit previously delivered by Vermont Yankee and agrees that the decision to sell the Unit as described in Section 1 hereof did not give rise to any cancellation right under Section 9 of the Power Contract or Section 10 of the Additional Power Contract. Vermont Yankee and the Purchaser further agree that the Purchaser shall continue to be entitled and obligated to purchase its entitlement percentage of the aforesaid output and ancillary products available from the Unit during the terms of the Power Contract and Additional Power Contract as hereinafter provided, and to pay a like percentage of Vermont Yankee's costs therefor, and that Vermont Yankee shall continue to be obligated to resell such output and ancillary products to the Purchaser during such terms. Recognizing that the PSA, by transferring ownership and operating responsibility for the Unit, changes the nature of the costs that Vermont Yankee will incur, including those to obtain such output and ancillary products from the Unit of which a portion is being resold hereunder to the Purchaser, Vermont Yankee and the Purchaser further agree that this Amendatory Agreement sets forth the necessary and appropriate provisions for the continuation of the foregoing entitlements and obligations.


                                     B-3-3

      Except as expressly modified by this Amendatory Agreement, the provisions of the Power Contract and the Additional Power Contract remain in full force and effect.

3.  Effective Date.

      Subject to receipt of FERC approval, this 2001 Amendatory Agreement shall become effective concurrently with the Closing under the PSA (the "Effective Date").

4.  Power Contract Amendments.

      The Power Contract is hereby amended as follows:

      (a) In recognition of the sale of the Unit being effected pursuant to the PSA and the intention of the parties to release Vermont Yankee from any further obligations with respect to operation of the Unit, the text of each of Sections 3, 4, 5, 6, 8, 9 and 10 of the Power Contract is hereby deleted and, in lieu thereof in each instance the words "Intentionally Deleted and This Section Left Blank" shall be inserted; provided, however, that the pre-existing text shall remain in effect for purposes of settling any accounts between the parties for periods prior to the Effective Date.

      (b) A new section 10A is hereby inserted immediately following Section 10 to read as follows:

            "10A.  Definitions.

                  Unless the context otherwise specifies or requires,
            capitalized terms not otherwise defined herein shall have the meanings provided in the PPA and each term defined below, when used in this contract, shall have the meaning indicated below:

            "Closing" means the Closing as defined in the PSA.

            "Effective Date" has the meaning provided in Section 3 hereof.

            "End of License Term" means March 21, 2012.

            "End of Term Date" means the earlier of the End of License Term or the date on which the Unit is permanently removed from service.

            "ENVY" means Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company.

            "Entitlement percentage" has the meaning provided in Section 1 hereof.


                                     B-3-4

            "Future Power" means the aggregate energy, capacity and ancillary products actually produced by, or available from, the Unit in accordance with the PPA.

            "Net capacity" means for any period the actual level at which the Unit is operated, less station service use, transformer losses and generator lead losses.

            "PPA" means the Power Purchase Agreement, dated as of August 15, 2001, between Vermont Yankee, as buyer, and ENVY, as seller, a complete copy of which is attached hereto as Exhibit B.

            "PPA Entitlement Percentage" means the Sub-Entitlement or, if applicable, the portion of the post-Uprate Company Entitlement (as those terms are defined in the PPA) allocated to the Purchaser in accordance with the PPA.

            "PPA Obligations" means the obligations of Vermont Yankee to ENVY under the PPA other than the purchase price payable pursuant to
            Article 5 thereof, a schedule of which is set forth on Exhibit A hereto.

            "PSA" means the Purchase and Sale Agreement, dated as of August 15, 2001, among Vermont Yankee, ENVY and Entergy Corporation, as guarantor, as amended from time to time.

            "PSA Obligations" means the obligations of Vermont Yankee to ENVY under the PSA, a schedule of which is set forth on Exhibit A hereto.

            "PSA Transactions" means the conduct of the auction process commenced in 2001 to sell the Unit, the proceedings to obtain regulatory approval of the transactions resulting from such auction, and the services of consultants, advisors and legal counsel with respect thereto.

            "Purchasers" means the sponsoring utilities named in Section 1 hereof or their respective successors or assigns.

      (c) In recognition of the Purchaser's continuing obligation to reimburse Vermont Yankee for its entitlement percentage of certain of Vermont Yankee's costs as deferred payment for the capacity and net electrical output of the Unit previously delivered by Vermont Yankee and to reflect the change in the manner in which Vermont Yankee will incur costs to supply the Purchaser with its aliquot share of the Future Power to be purchased pursuant to the PPA by Vermont Yankee from ENVY, the provisions of Sections 7 and 7A of the Power Contract are hereby deleted and new Sections 7, 7A and 7B are inserted in lieu thereof as follows:


                                     B-3-5

            "7.   Reimbursed Costs

                    With respect to each month during the balance of the term of this contract, the Purchaser will pay Vermont Yankee an amount equal to the Purchaser's entitlement percentage of each of (A) the portion of Vermont Yankee's Closing Net Unit Investment allocable to such month, if any, together with one-twelfth of the composite percentage for such month of the Closing Net Unit Investment as most recently determined in accordance with this Section 7, (B) Vermont Yankee's Total Transaction Costs Obligation, if any, for such month, (C) Vermont Yankee's total operating expenses for such month, (D) Vermont Yankee's PSA Obligations, if any, for such month, (E) Vermont Yankee's PPA Obligations, if any, for such month, (F) Vermont Yankee's Total Revolver Costs for such month, if any, and
            (G) to the extent not duplicative of any payment made under clause
            (A) above, an amount equal to one-twelfth of the equity percentage for such month of the Purchaser's entitlement percentage of the equity investment, as most recently determined in accordance with this Section 7.

            "Composite percentage" shall be computed as of the Effective Date and as of the last day of each month thereafter (the "computation date") and for any month the composite percentage shall be that computed as of the most recent computation date. "Composite percentage" as of a computation date shall be the sum of (i) the equity percentage as of such date multiplied by the percentage which equity investment as of such date is of the total capital as of such date, plus (ii) the stated interest rate per annum of each principal amount of indebtedness bearing a particular rate of interest outstanding on such date for money borrowed from persons other than Purchasers multiplied by the percentage which such principal amount is of total capital as of such date.

            "Equity percentage" as of any date shall be whatever percentage per annum may be authorized from time to time by FERC.

            "Common stock equity investment" as of any date shall consist of equity investment as of such date less the aggregate par value of all issues of preferred stock outstanding on such date.

            "Equity investment" as of any date shall consist of the sum of (i) all amounts theretofore paid to Vermont Yankee for all capital stock theretofore issued (taken at the total par value thereof plus the total of all amounts in an excess of such par value paid thereon); plus all capital contributions, loans and advances theretofore made to Vermont Yankee by the Purchasers, less the sum of any amounts distributed by Vermont Yankee to the Purchasers or stockholders in the form of stock repurchases or redemptions, return of capital or repayments of loans and advances; plus (ii) any credit balance in the capital surplus account (not included


                                     B-3-6
            under (i)) and in earned surplus account on the books of Vermont Yankee as of such date.

            "Total capital" as of any date shall be the equity investment plus the total of all indebtedness then outstanding for money borrowed from other than the Purchasers.

            "Uniform System" shall mean the Uniform System of Accounts prescribed by the Federal Power Commission for Class A and Class B Public Utilities and Licensees as in effect on the date of this contract and as said System may be hereafter amended to take account of private ownership of special nuclear material.

            Vermont Yankee's "operating expenses" shall include all expenses incurred by Vermont Yankee after the Effective Date (i) for administrative and general expenses which would be properly chargeable by an operating electric utility, less any applicable credits thereto, in accordance with the Uniform System and (ii) for expenses, if any, resulting from the settlement of claims of dissenting shareholders.

            The "net Unit investment" shall consist, in each case with respect to the Unit, of (i) the aggregate amount properly chargeable at the time in accordance with the Uniform System of Vermont Yankee's electric plant accounts (including construction work in progress), less the sum of (x) the aggregate amount included in operating expenses from the plant completion date to the date in question on account of depreciation accruals (and amortization, if any, of property losses) reduced by the aggregate of all amounts charged during such period against the accumulated provision for depreciation plus (y) the amount of net available cash; plus (ii) the aggregate amount properly chargeable at the time in accordance with the Uniform System to accounts representing fuel assemblies and components (including nuclear materials) and other materials and supplies, less the balance, if any, at the time of the accumulated amortization thereof; plus (iii) such reasonable allowances for prepaid items and cash working capital as may from time to time be determined by Vermont Yankee; less (z) the net proceeds received from the sale of any assets properly included in said electric plant accounts. However, for purposes of this contract, the net amount included at any date after the plant completion date in net Unit investment under clause (i) of the immediately preceding sentence shall in no event be less than the excess of:

                  (a) the amount properly chargeable at the plant completion date in accordance with the Uniform System to electric plant accounts (including construction work in progress) with respect to the Unit, over


                                     B-3-7

                  (b) the sum of (x) the aggregate minimum amount required by this Section 7 to be included in operating expenses from the plant completion date to the date in question on account of depreciation accruals (and amortization, if any, or property losses) plus (y) the amount of net available cash.

            The net Unit investment shall be determined as of the plant completion date and thereafter as of the commencement of each calendar year, or, if Vermont Yankee elects, at more frequent intervals.

             "Closing Net Unit Investment" means the amount of net Unit investment determined as of the Effective Date, which amount shall be amortized in equal monthly amounts during the period beginning on the Effective Date and ending on the End of License Term.

            "Net available cash" means, at any date as of which the amount thereof is to be determined, the excess of (a) the aggregate amount received by Vermont Yankee after the plant completion date and prior to two years before the determination date as insurance proceeds on account of loss or damage to the Unit or as the proceeds of a sale or condemnation of a portion of the Unit, over (b) the aggregate amount expended after the plant completion date and prior to the determination date on account of rebuilding, repairs, replacements and additions to the Unit, provided that insurance proceeds received with respect to a particular loss shall be taken into account for purposes of the foregoing computation only if the amount received with respect to the loss exceeds $150,000.

            "Closing Expenses" means the funds, if any, required to defray any closing adjustments payable by Vermont Yankee in accordance with the PSA.

            "Sale Costs" means the funds, if any, required to defray the costs incurred in connection with the pre-2001 efforts to sell the Unit and the PSA Transactions, including the refunding of such costs to the Purchasers to the extent previously billed to, and paid by, the Purchasers.

            "Transaction Costs" means the sum of (a) the Closing Expenses plus
            (b) the Sales Costs.

            "Total Transaction Costs Obligation" for any month shall mean the amount attributable to such month for the payment of principal and interest, if any, on the Transaction Costs, calculated on the basis of amortizing such liability in equal monthly amounts over the period from the Effective Date to the End of License Term.


                                     B-3-8

            "Short-term Revolver" means one or more borrowings by Vermont Yankee during the term of this contract to obtain funds to meet short-term operating cash needs.

            "Total Revolver Costs" for any month means the amount attributable to such month for the payment of principal, interest and other fees, if any, due on the Short-term Revolver.

            7A.   Purchase of Future Power, Delivery and Payments.

                  (a) Purchase of Future Power: With respect to each month
            during the period commencing on the Effective Date and ending on the earlier of the End of Term Date or the end of the operative term of this contract, the Purchaser will be entitled and obligated to take its PPA Entitlement Percentage of the Future Power. The Purchaser's PPA Entitlement Percentage of the Future Power will be delivered to and accepted by it at the Producer's Delivery Point (as defined in the PPA). All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of its share of the Future Power. In accordance with the PPA, ENVY will be responsible for maintaining metering and telemetering with respect to the Future Power.

                  With respect to each month during the aforesaid period,
            Purchaser will pay Vermont Yankee for the Future Power actually delivered to the Purchaser an amount equal to its PPA Entitlement Percentage of (a) the purchase price calculated pursuant to Article 5 of the PPA plus (b) any applicable Governmental Charges allocable to Vermont Yankee pursuant to Section 18(b) of the PPA.

                  (b) Contingent Option to Terminate Purchase. Pursuant to
            Article 4(c) of the PPA, Vermont Yankee was granted an option to negotiate for release from all or part of its obligations to purchase power under the PPA effective as of February 28, 2005 and a further option to negotiate for release of any balance of such obligations effective December 31, 2007, each such option being exercisable by written notice to the ENVY at least 180 days prior to its effective date (each such notice date being referred to herein as an "exercise date"). Those options affect the Sub-Entitlements of each of the Purchasers. Vermont Yankee hereby grants the Purchaser the right to direct Vermont Yankee to exercise such option with respect to the Purchaser's Sub-Entitlement as follows:

                  If the Purchaser desires to direct Vermont Yankee to negotiate the release of the Purchaser's Sub-Entitlement under the PPA pursuant to such option, the Purchaser shall give written notice to that effect to Vermont Yankee at least 90 days in advance of the relevant exercise date. Upon receipt of such notice from the Purchaser, Vermont Yankee shall confer with all other Purchasers giving


                                     B-3-9
            similar notices to ascertain the scope of negotiating discretion granted by such Purchasers and shall thereafter give timely written notice to the ENVY indicating Vermont Yankee's desire to negotiate the release of the Sub-Entitlements of those Purchasers that have given Vermont Yankee the required notice. Vermont Yankee shall thereafter negotiate in good faith with the ENVY for release of said Sub-Entitlements from the PPA and shall maintain close coordination with the Purchaser and other affected Purchasers to assure that the terms of such release are acceptable. Any final release agreement between Vermont Yankee and the ENVY shall be subject to ratification by each of the Purchasers affected thereby. If the Purchaser fails to ratify the release agreement within the time provided by such agreement, its Sub-Entitlement shall be excluded from the release agreement.

                  Vermont Yankee and the Purchaser hereby further agree that:
            (a) after such a release agreement has been ratified by the Purchaser, the Purchaser will pay to Vermont Yankee the Purchaser's proportionate share of the payments, if any, due to the ENVY in connection with such release; and (b) from and after the effective date of any release affecting the Purchaser's Sub-Entitlement Percentage, the Purchaser shall no longer be obligated, pursuant to clause (a) above, to take and pay for any Future Power delivered after such effective date.

                  (c) ISO Filing. Vermont Yankee agrees to submit this contract to the market system maintained by the Independent System Operator of New England provided for in the NEPOOL Agreement.

                  (d) Adequate Assurance. In the event that ENVY exercises its right under Article 7(h) of the PPA to request adequate assurance with respect to Purchaser's PPA Entitlement Percentage of the Future Power, then Vermont Yankee shall be deemed to have commercially reasonably grounds for insecurity concerning Purchaser's ability to perform its obligations under this Section 7A and may provide Purchaser with written notice requesting adequate assurance ("Adequate Assurance") of due performance of Purchaser's obligations under this Section 7A for the benefit of Vermont Yankee and/or ENVY. Upon receipt of such notice by mail postage prepaid, facsimile, telecopy or hand delivery, Purchaser shall have twelve (12) Business Days to provide such Adequate Assurance to Vermont Yankee and ENVY.

                  7B.    Billing.

                  Vermont Yankee will submit, by telecopy or other agreeable same day delivery mechanism, to the Purchaser, as soon as practicable after the end of each month, an invoice for the aggregate amount payable by the Purchaser pursuant to Sections 7 and 7A hereof with respect to the particular month. Such bills will be


                                     B-3-10
            rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All payments shown to be due on such invoice, except amount in dispute, shall be due and payable by wire transfer per instructions on the invoice on or before the later of the eighteenth (18th) day of each month, or the eighth (8th) day after receipt of the invoice, or if either such day is not a Business Day, then on the next Business Day.

      (d) Section 14 of the Power Contract is hereby amended by adding the following at the end thereof:

            "Notwithstanding the foregoing, (a) Purchaser (or its assigns) may assign its interest under Section 7A of this contract only (i) to a third party that has a credit rating equal to the higher of that of the assignor or of investment grade as determined by a nationally rated service, or (ii) to a single purpose entity whose obligations hereunder are guaranteed by a parent that has such a credit rating, or (iii) in connection with a merger, consolidation or sale of substantially all its assets to another party that has a credit rating at least equal to that of the Purchaser (or its assigns).

                   The Purchaser hereby consents to Vermont Yankee creating a security interest in Vermont Yankee's interest in this contract for the benefit of ENVY and/or the lenders under the Short-term Revolver and agrees that Purchaser's obligations hereunder shall not be affected thereby."

      (e) Section 20 of the Power Contract is hereby amended by deleting the first sentence thereof and deleting the word "other" from the second sentence thereof.

5.  Additional Power Contract Amendments.

      The Additional Power Contract is hereby amended as follows:

      (a) In recognition of the sale of the Unit being effected pursuant to the PSA and, the intention of the parties to release Vermont Yankee from any further obligations with respect to operation of the Unit, the text of each of Sections 3, 4, 5, 6, 8, 9, 10 and 11 of the Additional Power Contract is hereby deleted and, in lieu thereof in each instance the words "Intentionally Deleted and This Section Left Blank" shall be inserted.

      (b) A new section 10A is hereby inserted immediately following Section 10 to read as follows:

            "10A.  Definitions.


                                     B-3-11

                  Unless the context otherwise specifies or requires,
            capitalized terms not otherwise defined herein shall have the meanings provided in the PPA and each term defined below, when used in this contract, shall have the meaning indicated below:

            "Closing" means the Closing as defined in the PSA.

            "Effective Date" has the meaning provided in Section 3 hereof.

            "End of License Term" means March 21, 2012.

            "End of Term Date" means the earlier of the End of License Term or the date on which the Unit is permanently removed from service.

            "ENVY" means Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company.

            "Entitlement percentage" has the meaning provided in Section 1 hereof.

            "Future Power" means the aggregate energy, capacity and ancillary actually produced by, or available from, the Unit in accordance with the PPA.

            "Initial Power Contracts" means the several Power Contracts, dated as of February 1, 1968, as amended, between Vermont Yankee and each of the Purchasers.

            "Net capacity" means for any period the actual level at which the Unit is operated, less station service use, transformer losses and generator lead losses.

            "Operative term" has the meaning provided in Section 2 hereof.

             "PPA" means the Power Purchase Agreement, dated as of August 15,
            2001, between Vermont Yankee, as buyer, and ENVY, as seller, a complete copy of which is attached hereto as Exhibit B.

            "PPA Entitlement Percentage" means the Sub-Entitlement or, if applicable, the portion of the post-Uprate Company Entitlement (as those terms are defined in the PPA) allocated to the Purchaser in accordance with the PPA.


                                     B-3-12

            "PPA Obligations" means the obligations of Vermont Yankee to ENVY under the PPA other than the purchase price payable pursuant to
            Article 5 thereof, a schedule of which is set forth on Exhibit A hereto.

            "PSA" means the Purchase and Sale Agreement, dated as of August 15, 2001, among Vermont Yankee, ENVY and Entergy Corporation, as guarantor, as amended from time to time.

            "PSA Obligations" means the obligations of Vermont Yankee to ENVY, a schedule of which is set forth on Exhibit A hereto.

            "PSA Transactions" means the conduct of the auction process commenced in 2001 to sell the Unit, the proceedings to obtain regulatory approval of the transactions resulting from such auction, and the services of consultants, advisors and legal counsel with respect thereto.

            "Purchasers" means the sponsoring utilities named in Section 1 hereof or their respective successors or assigns.

      (c) Section 2 of the Additional Power Contract is hereby amended in full to read as follows:

            "The operative term of this contract shall commence on December 1, 2002 notwithstanding the fact that the Unit has been sold to ENVY and shall terminate 30 days after the date on which the last of the respective financial obligations of Vermont Yankee and the Purchaser which constitute elements of the reimbursed costs calculated pursuant to Section 7 hereof and the purchase price for Future Power calculated pursuant to Section 7A hereof has been extinguished."

      (d) In recognition of the Purchaser's continuing obligation to reimburse Vermont Yankee for its aliquot share of certain of Vermont Yankee's costs as deferred payment for the capacity and net electrical output of the Unit previously delivered by Vermont Yankee and to reflect the change in the manner in which Vermont Yankee will incur costs to supply the Purchaser with its entitlement percentage of the Future Power to be purchased pursuant to the PPA by Vermont Yankee from ENVY, the provisions of Section 7 of the Additional Power Contract are hereby deleted and new Sections 7, 7A and 7B are inserted in lieu thereof as follows:

            "7.   Reimbursed Costs

                  With respect to each month during the operative term of this contract, the Purchaser will pay Vermont Yankee an amount equal to the Purchaser's entitlement percentage of each of (A) the portion of Vermont Yankee's Closing Net Unit Investment applicable to such month, if any, together with one-twelfth of


                                     B-3-13
            the composite percentage for such month of the Closing Net Unit Investment as most recently determined in accordance with this
            Section 7, (B) Vermont Yankee's Total Transaction Costs Obligation, if any, for such month, (C) Vermont Yankee's total operating expenses for such month, (D) Vermont Yankee's PSA Obligations, if any, for such month, (E) Vermont Yankee's PPA Obligations, if any, for such month, (F) Vermont Yankee's Total Revolver Costs for such month, if any, and (G) to the extent not duplicative of any payment made under clause (A) above, an amount equal to one-twelfth of the equity percentage for such month of the Purchaser's entitlement percentage of the equity investment, as most recently determined in accordance with this Section 7.

            "Composite percentage" shall be computed as of the Effective Date and as of the last day of each month thereafter (the "computation date") and for any month the composite percentage shall be that computed as of the most recent computation date. "Composite percentage" as of a computation date shall be the sum of (i) the equity percentage as of such date multiplied by the percentage which equity investment as of such date is of the total capital as of such date, plus (ii) the stated interest rate per annum of each principal amount of indebtedness bearing a particular rate of interest outstanding on such date for money borrowed from persons other than Purchasers multiplied by the percentage which such principal amount is of total capital as of such date.

            "Equity percentage" as of any date shall be whatever percentage per annum may be authorized from time to time by FERC.

            "Common stock equity investment" as of any date shall consist of equity investment as of such date less the aggregate par value of all issues of preferred stock outstanding on such date.

            "Equity investment" as of any date shall consist of the sum of (i) all amounts theretofore paid to Vermont Yankee for all capital stock theretofore issued (taken at the total par value thereof plus the total of all amounts in an excess of such par value paid thereon); plus all capital contributions, loans and advances theretofore made to Vermont Yankee by the Purchasers, less the sum of any amounts distributed by Vermont Yankee to the Purchasers or stockholders in the form of stock repurchases or redemptions, return of capital or repayments of loans and advances; plus (ii) any credit balance in the capital surplus account (not included under (i)) and in earned surplus account on the books of Vermont Yankee as of such date.

            "Total capital" as of any date shall be the equity investment plus the total of all indebtedness then outstanding for money borrowed from other than the Purchasers.


                                     B-3-14

      (b) "Uniform System" shall mean the Uniform System of Accounts prescribed by the Federal Power Commission for Class A and Class B Public Utilities and Licensees as in effect on the date of this contract and as said System may be hereafter amended to take account of private ownership of special nuclear material.

            Vermont Yankee's "operating expenses" shall include all ordinary and necessary expenses incurred by Vermont Yankee during the term of this contract (i) for administrative and general expenses which would be properly chargeable by an operating electric utility, less any applicable credits thereto, in accordance with the Uniform System and (ii) for expenses, if any, resulting from the settlement of claims of dissenting shareholders.

            The "net Unit investment" shall consist, in each case with respect to the Unit, of (i) the aggregate amount properly chargeable at the time in accordance with the Uniform System of Vermont Yankee's electric plant accounts (including construction work in progress), less the sum of (x) the aggregate amount included in operating expenses from the plant completion date to the date in question on account of depreciation accruals (and amortization, if any, of property losses) reduced by the aggregate of all amounts charged during such period against the accumulated provision for depreciation plus (y) the amount of net available cash; plus (ii) the aggregate amount properly chargeable at the time in accordance with the Uniform System to accounts representing fuel assemblies and components (including nuclear materials) and other materials and supplies, less the balance, if any, at the time of the accumulated amortization thereof; plus (iii) such reasonable allowances for prepaid items and cash working capital as may from time to time be determined by Vermont Yankee; less (z) the net proceeds received from the sale of any assets properly included in said electric plant accounts. However, for purposes of this contract, the net amount included at any date after the plant completion date in net Unit investment under clause (i) of the immediately preceding sentence shall in no event be less than the excess of:

                  (a) the amount properly chargeable at the plant completion date in accordance with the Uniform System to electric plant accounts (including construction work in progress) with respect to the Unit), over

                  (b) the sum of (x) the aggregate minimum amount required by this Section 7 to be included in operating expenses from the plant completion date to the date in question on account of depreciation accruals (and amortization, if any, or property losses) plus (y) the amount of net available cash.


                                     B-3-15

            The net Unit investment shall be determined as of the plant completion date and thereafter as of the commencement of each calendar year, or, if Vermont Yankee elects, at more frequent intervals.

             "Closing Net Unit Investment" means the amount of net Unit investment determined as of the Effective Date, which amount shall be amortized in equal monthly amounts during the period commencing on the Effective Date and ending on the End of License Date.

            "Net available cash" means, at any date as of which the amount thereof is to be determined, the excess of (a) the aggregate amount received by Vermont Yankee after the plant completion date and prior to two years before the determination date as insurance proceeds on account of loss or damage to the Unit or as the proceeds of a sale or condemnation of a portion of the Unit, over (b) the aggregate amount expended after the plant completion date and prior to the determination date on account of rebuilding, repairs, replacements and additions to the Unit, provided that insurance proceeds received with respect to a particular loss shall be taken into account for purposes of the foregoing computation only if the amount received with respect to the loss exceeds $150,000.

            "Closing Expenses" means the funds, if any, required to defray other closing adjustments under the PSA.

            "Sales Costs" means the funds, if any, to defray the costs incurred in connection with pre-2001 efforts to sell the Unit and the PSA Transactions, including the refunding of such costs to the Purchasers to the extent previously billed to, and paid by, the Purchasers.

            "Transaction Costs" means the sum of (a) the Closing Expenses plus
            (b) the Sale Costs.

            "Total Transaction Costs Obligation" for any month shall mean the amount attributable to such month for the payment of principal and interest, if any, on the Transaction Costs, calculated on the basis of amortizing such liability in equal monthly amounts over the period from the Effective Date to the End of License Term.

            "Short-term Revolver" means one or more borrowings by Vermont Yankee during the term of this contract to obtain funds to meet short-term operating cash needs.

            "Total Revolver Costs" for any month means the amount attributable to such month for payment of principal, interest and other fees, if any, due on the Short-term Revolver.


                                     B-3-16

            7A.   Purchase of Future Power, Delivery and Payments.

                  (a) Purchase of Future Power: With respect to each month
            during the period commencing on December 1, 2002 and ending on the End of Term Date, the Purchaser will be entitled and obligated to take its PPA Entitlement Percentage of the Future Power. The Purchaser's PPA Entitlement Percentage of the Future Power will be delivered to and accepted by it at the Producer's Delivery Point (as defined in the PPA). All deliveries will be made in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts. The Purchaser will make its own arrangements for the transmission of its shares of the Future Power. In accordance with the PPA, ENVY will be responsible for maintaining metering and telemetering with respect to the Future Power.

                  With respect to each month during the aforesaid period,
            Purchaser will pay Vermont Yankee for the Future Power actually delivered to the Purchaser an amount equal to its PPA Entitlement Percentage of (a) the purchase price calculated pursuant to Article 5 of the PPA plus (b) any applicable Governmental Charges allocable to Vermont Yankee pursuant to Section 18(b) of the PPA.

                  (b) Contingent Option to Terminate Purchase. Pursuant to
            Article 4(c) of the PPA, Vermont Yankee was granted an option to negotiate for release from all or part of its obligations to purchase power under the PPA effective as of February 28, 2005 and a further option to negotiate for release of any balance of such obligations effective December 31, 2007, each such option being exercisable by written notice to the ENVY at least 180 days prior to its effective date (each such notice date being referred to herein as an "exercise date"). Those options affect the Sub-Entitlements of each of the Purchasers. Vermont Yankee hereby grants the Purchaser the right to direct Vermont Yankee to exercise such option with respect to the Purchaser's Sub-Entitlement as follows:

                  If the Purchaser desires to direct Vermont Yankee to negotiate the release of the Purchaser's Sub-Entitlement under the PPA pursuant to such option, the Purchaser shall give written notice to that effect to Vermont Yankee at least 90 days in advance of the relevant exercise date. Upon receipt of such notice from the Purchaser, Vermont Yankee shall confer with all other Purchasers giving similar notices to ascertain the scope of negotiating discretion granted by such Purchasers and shall thereafter give timely written notice to the ENVY indicating Vermont Yankee's desire to negotiate the release of the Sub-Entitlements of those Purchasers that have given Vermont Yankee the required notice. Vermont Yankee shall thereafter negotiate in good faith with the ENVY for release of said Sub-Entitlements from the PPA and shall maintain close coordination with the Purchaser and other affected Purchasers to assure that the terms of such release are acceptable. Any final release agreement between Vermont Yankee and the


                                     B-3-17

            ENVY shall be subject to ratification by each of the Purchasers affected thereby. If the Purchaser fails to ratify the release agreement within the time provided by such agreement, its Sub-Entitlement shall be excluded from the release agreement.

                  Vermont Yankee and the Purchaser hereby further agree that:
            (a) after such a release agreement has been ratified by the Purchaser, the Purchaser will pay to Vermont Yankee the Purchaser's proportionate share of the payments, if any, due to the ENVY in connection with such release; and (b) from and after the effective date of any release affecting the Purchaser's Sub-Entitlement Percentage, the Purchaser shall no longer be obligated, pursuant to clause (a) above, to take and pay for any Future Power delivered after such effective date.

                  (c) ISO Filing. Vermont Yankee agrees to submit this contract to the market system maintained by the Independent System Operator of New England provided for in the NEPOOL Agreement.

                  (d) Adequate Assurance. In the event that ENVY exercises its right under Article 7(h) of the PPA to request adequate assurance with respect to Purchaser's PPA Entitlement Percentage of the Future Power, then Vermont Yankee shall be deemed to have commercially reasonably grounds for insecurity concerning Purchaser's ability to perform its obligations under this Section 7A and may provide Purchaser with written notice requesting adequate assurance ("Adequate Assurance") of due performance of Purchaser's obligations under this Section 7A for the benefit of Vermont Yankee and/or ENVY. Upon receipt of such notice by mail postage prepaid, facsimile, telecopy or hand delivery, Purchaser shall have twelve (12) Business Days to provide such Adequate Assurance to Vermont Yankee and ENVY.

            7B.     Billing.

                  Vermont Yankee will submit, by telecopy or other agreeable same day delivery mechanism, to the Purchaser, as soon as practicable after the end of each month, an invoice for the aggregate amount payable by the Purchaser pursuant to Sections 7 and 7B hereof with respect to the particular month. Such bills will be rendered in such detail as the Purchaser may reasonably request and may be rendered on an estimated basis subject to corrective adjustments in subsequent billing periods. All payments shown to be due on such invoice, except amounts in dispute, shall be due and payable by wire transfer per instructions on the invoice on or before the later of the eighteenth (18th) day of each month, or the eighth (8th) day after receipt of the invoice, or if either such day is not a Business Day, then on the next Business Day.


                                     B-3-18

      (e) Section 15 of the Additional Power Contract is hereby amended by adding the following to the end thereof:

            "Notwithstanding the foregoing, (a) Purchaser (or its assigns) may assign its interest under Section 7A of this contract only (i) to a third party that has a credit rating equal to the higher of that of the assignor or of investment grade as determined by a nationally rated service, or (ii) to a single purpose entity whose obligations hereunder are guaranteed by a parent that has such a credit rating, or (iii) in connection with a merger, consolidation or sale of substantially all its assets, to another party that has a credit rating at least equal to that of the Purchaser (or its assigns).

                    The Purchaser hereby consents to Vermont Yankee creating a security interest in Vermont Yankee's interest in this contract for the benefit of ENVY and/or the lenders under the Short-term Revolver and agrees that Purchaser's obligations hereunder shall not be affected by thereby."

      (f) Section 17 of the Additional Power Contract is hereby amended by deleting the first sentence thereof and deleting the word "other" from the second sentence thereof.

6. Government Regulation. This Amendatory Agreement and all rights and obligations of the Parties hereunder are subject to all applicable federal, state and local laws and all duly promulgated orders and duly authorized actions of governmental authorities having proper and valid jurisdiction over the terms of this Amendatory Agreement. Purchaser will be obligated to make all payments to Vermont Yankee for purchases at wholesale of capacity, energy and ancillary products hereunder regardless of whether or not the Purchaser is permitted to pass along or recover those payments from its customers. Each of Vermont Yankee and Purchaser shall not propose, advance or support, and shall vigorously oppose and defend against, any action by any legislature, agency, commission, (including the Federal Energy Regulatory Commission), entity or court that would adversely affect the Parties' rights and benefits hereunder and each of Vermont Yankee and the Purchaser will vigorously pursue all actions and remedies to overturn or cure any such action. In addition, the rates, terms, and conditions contained in this Amendatory Agreement are not subject to change under Sections 205 or 206 of the Federal Power Act, as either section may be amended or superseded, absent the mutual written agreement of the Parties or a finding by the Federal Energy Regulatory Commission, that this Amendatory Agreement is not in the public interest.

7. Confidentiality. Except as otherwise required by law or for implementation of this Amendatory Agreement, the Parties must keep confidential the transactions undertaken pursuant hereto; provided, however, that the Purchaser may disclose such information on a confidential basis to third parties in connection with good faith negotiation for the assignment of Purchaser's interests hereunder. Nothing herein shall preclude the Purchaser from disclosing the substance of this Amendatory Agreement to third parties on a confidential basis in connection with the


                                     B-3-19
negotiation of the assignment of any of its interests herein. Any information provided by either Party to the other Party pursuant to this Amendatory Agreement and labeled "CONFIDENTIAL" will be used by the receiving Party solely in connection with the purposes of this Amendatory Agreement and will not be disclosed by the receiving Party to any third party, except with the providing Party's consent. This Section 7 of this Amendatory Agreement will not prevent either Party from providing any confidential information received from the other Party to any court or in accordance with a proper discovery request or in response to the reasonable request of any governmental agency with jurisdiction to regulate or investigate the disclosing Party's affairs, provided that, if feasible, the disclosing Party will give prior notice to the other Party of such disclosure and, if so requested by such other Party, will have used all reasonable efforts to oppose or resist the requested disclosure, as appropriate under the circumstances, or to otherwise make such disclosure pursuant to a protective order or other similar arrangement for confidentiality.

8.    Miscellaneous.

      (a) Mitigation of Damages. In the event of any default by Purchaser, Vermont Yankee shall have the right to sell the Purchaser's entitlement percentage of any energy and ancillary products and apply the proceeds thereof against the amounts owing from the Purchaser.

      (b) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                     B-3-20

      IN WITNESS WHEREOF, the parties have executed this Amendment by their respective officers hereto duly authorized, as of the date first above written.

                                    VERMONT YANKEE NUCLEAR POWER

                                    CORPORATION



                                       By __________________________________
                                       Ross P. Barkhurst
                                       President and Chief Executive Officer

                                    Address: Box 169, Ferry Road
                                             Brattleboro, VT 05301

                                    [___________]



                                    By ____________________________________
                                          Name:
                                          Title:

                                    Address:


                                     B-3-21

                                    EXHIBIT A
                                       TO
                            2001 AMENDATORY AGREEMENT



I.    PSA Obligations:

                  The PSA Obligations comprise those set forth in the following sections of the PSA:

Section 2.4       Excluded Liabilities

Section 6.11(b)   One-time fee due to DOE under the DOE Standard Contract

Section 6.12      DOE Decontamination and Decommissioning fees

Section 9.1       Indemnification obligations

II.   PPA Obligations:

      The PPA Obligations comprise those set forth in the following sections of the PPA:

Section 3(g)       Transmission charges for Station Use Energy.

Section 7(h)       Adequate assurance

Section 9          Indemnification obligations



                                     B-3-22

                                    EXHIBIT B
                                       TO
                            2001 AMENDATORY AGREEMENT



[Attach copy of PPA]



                                     B-3-23

EXHIBIT B-4



                               SECURITY AGREEMENT

      SECURITY AGREEMENT, dated as of ___________, 2002, by and between VERMONT YANKEE NUCLEAR POWER CORPORATION, a Vermont corporation ("Vermont Yankee" or "Debtor") having a principal office at _____ Old Ferry Road, Brattleboro, Vermont 05301, and ENTERGY NUCLEAR VERMONT YANKEE, LLC, a Delaware limited liability company having a principal office at 185 Old Ferry Road, Brattleboro, Vermont 05301 (the "Secured Party").

                                   WITNESSETH:

      WHEREAS, Vermont Yankee and the Secured Party have entered into a Purchase and Sale Agreement (the "PSA"), dated as of August 15, 2001, pursuant to which Vermont Yankee agreed to sell and assign to the Secured Party certain assets and liabilities, including Vermont Yankee's operating nuclear powered generating plant (the "Plant"), which transaction is being consummated on the date hereof, and a Power Purchase Agreement (the "PPA"), dated _______ __, 2001, pursuant to which Vermont Yankee agreed to purchase from the Secured Party certain products to be produced by the Plant after the closing of the sale for resale at wholesale to certain of Vermont Yankee's sponsoring utilities (the "Sponsors"); and

      WHEREAS, Vermont Yankee and each of its Sponsors have entered into certain amendatory agreements that modify the Power Contracts and Additional Power Contracts (as defined below) between said parties, which contracts as so modified have been approved by the Federal Energy Regulatory Commission and provide for the resale to such Sponsors of the energy and ancillary products to be purchased by Vermont Yankee pursuant to the PPA and obligate the Sponsors to make certain payments to Vermont Yankee in addition to the power purchase payments, including payments in respect of costs incurred by Vermont Yankee under the PSA; and

      WHEREAS, the parties hereto desire that this Security Agreement be entered into for the purpose of securing the interests of the Secured Party under the PSA and PPA.

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. The following terms shall have the following meanings, unless the context otherwise requires:


                                      B-4-1

      "Additional Power Contracts" means the several separate Additional Power Contracts, dated as of February 1, 1984, as amended by the 2001 Amendatory Agreements, between Vermont Yankee and each of the Sponsors.

      "Amended Power Contracts" means the Power Contracts and the Additional Power Contracts, each as amended and in effect from time to time.

      "Code" means the Uniform Commercial Code as in effect in the State of Vermont from time to time.

      "Collateral" has the meaning set forth in Section 2(a).

      "Default" or "Event of Default" means any of the following: (a) failure by any Sponsor to make its monthly payment under its Amended Power Contract when due and such failure continues for three (3) days; (b) failure by Vermont Yankee to make a payment under Section 5 of the PPA when due and such failure continues for three (3) days; (c) failure by Vermont Yankee to pay any PSA Obligation (as defined in the Amended Power Contract) when due and such failure continues for twenty (20) days; (b) filing of a voluntary or involuntary petition by or against Vermont Yankee or any Sponsor seeking reorganization, arrangement, readjustment of its debts or other relief under the Bankruptcy Code, as amended.

      "Power Contracts" means the separate Power Contracts dated as February 1, 1968, as amended through the 2001 Amendatory Agreement, between Vermont Yankee and each of the Sponsors

      "PPA" has the meaning set forth in the recitals hereto.

      "PSA" has the meaning set forth in the recitals hereto.

      "Secured Party Obligations" means the payments, if any, owed by Vermont Yankee pursuant to Sections 3(g), 5, 7(h) and 9 of the PPA, if any, and Sections 2.4, 6.11(b), 6.12 and 9.1(b) of the PSA, if any.

      "Secured Party Payments" means the portion of each monthly payment owed by Sponsors to Vermont Yankee pursuant to (i) clause (D) of Section 7 of each of the Amended Power Contracts and described therein as "Vermont Yankee's PSA Obligations, if any, for such month", (ii) clause (E) of Section 7 of each of the Amended Power Contracts and described therein as "Vermont Yankee's PPA Obligations, if any, for such month" and (iii) clause (a) of Section 7A of each Amended Power Contracts and described therein as "Purchase of Future Power";

      "Sponsor" means each of Central Vermont Public Service Corporation, Green Mountain Power Corporation, New England Power Company, The Connecticut Light and Power Company, Central Maine Power Company, Public Service Company of New Hampshire, Western


                                     B-4-2

Massachusetts Electric Company and Cambridge Electric Company; and "Sponsors" means two or more of the foregoing.

      "2001 Amendatory Agreements" means the separate 2001 Amendatory Agreements, dated as of September , 2001, between Vermont Yankee and each of the Sponsors.

2. Grant of Security Interest. (a) As collateral security for the prompt and complete payment and performance of the Secured Party Obligations, the Debtor hereby assigns, conveys, mortgages, pledges, hypothecates and transfers to the Secured Party, and hereby grants to the Secured Party a security interest in, all the Debtor's right, title and interest in and to the Secured Party Payments which the Debtor is entitled to receive and collect under each of the Amended Power Contracts (collectively called the "Collateral").

      (b) The security interest granted by clause (a) above is and shall be a first priority security interest.

3. Assignment of Rights, Powers and Privileges. In addition to the above security interest granted in Section 2 hereof and without limitation of any of the other rights and remedies provided for in this Security Agreement, the Debtor hereby irrevocably assigns and transfers to the Secured Party, absolutely and not merely as collateral security, the right to exercise any and all of the Debtor's rights, remedies, powers and privileges, but none of its obligations, duties or liabilities, with respect to the Secured Party Payments or any other rights, remedies, powers and privileges, under or arising out of the Amended Power Contracts, including, without limitation, the Debtor's right and/or power to (a) take or refrain from taking any action under the Amended Power Contracts, or (b), pursue any right or remedy with respect to any default
      by the Debtor or any Sponsor.   In furtherance of the foregoing, and
      without limiting the generality of the power granted in Section 7(a) hereof, the Debtor hereby irrevocably constitutes and appoints the Secured Party, with full power of substitution, as its true and lawful attorney-in-fact, with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Secured Party's discretion, to exercise any and all such rights, remedies, powers or privileges.

4. Grant of License. Notwithstanding the foregoing, until notified by the Secured Party of a Default or Event of Default under this Security Agreement, the Debtor shall have a revocable license to exercise its rights under the Amended Power Contracts, including the collection of the Secured Party Payments.

5. Liabilities under Agreements. It is expressly agreed that, anything contained herein to the contrary notwithstanding, (a) Vermont Yankee shall at all times remain liable to observe and perform all of its respective duties and obligations under the PSA, PPA and Amended Power Contracts to the same extent as if this Security Agreement had not been executed; (b) the exercise by the Secured Party of any of the rights assigned hereunder shall not release the Debtor or any Sponsor from any of their respective duties or


                                     B-4-3
      obligations under the Amended Power Contracts; and (c) the Secured Party shall not have any obligations or liability under the Amended Power Contracts by reason of or arising out of this Security Agreement or the receipt by the Secured Party of any payment under the Amended Power Contracts, nor shall the Secured Party be obligated to perform or fulfill any of the duties or obligations of the Debtor under the Amended Power Contracts or to make any payments thereunder, or to make any inquiry as to the nature or sufficiency of any payment received by it thereunder, or the sufficiency of performance by any party thereunder, or to present or file any claim, or to take any action to collect or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

6. Covenants. The Debtor covenants and agrees with the Secured Party that from and after the date of this Security Agreement and until the Secured Party Obligations are fully satisfied:

      (a) Further Documentation. At any time and from time to time, upon the written request of the Secured Party, and at the sole expense of the Debtor, the Debtor will promptly and duly execute and deliver any and all documents and take such further action as the Secured Party may reasonably deem desirable in obtaining the full benefits of this Security Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the Code with respect to the liens and security interests granted hereby. The Debtor also hereby authorizes the Secured Party to file any such financing or continuation statements without the signature of the Debtor to the extent permitted by applicable law.

      (b) Maintenance of Records. The Debtor will keep and maintain at its own cost and expense records satisfactory to the Secured Party of the Collateral including, without limitation, a record of all payments received and all credits granted with respect to the Collateral and all other dealings with the Collateral. The Debtor will mark its books and records pertaining to the Collateral to evidence this Security Agreement and the security interest granted hereby. For the Secured Party's further security, the Debtor agrees that the Secured Party shall have access to all of the Debtor's books and records pertaining to the Collateral during the term of this Security Agreement and the Debtor shall deliver and, upon the occurrence and continuance of a Default hereunder, turn over any such books and records to the Secured Party or its representatives at any reasonable time on demand of the Secured Party. The Secured Party and the Debtor shall have the right at all reasonable times to inspect and copy such books and records which are in the possession of the other.

      (c) Indemnification. In any suit, proceeding or action brought by the Secured Party under the PPA or Amended Power Contracts for any sum owing thereunder, or to


                                     B-4-4
            enforce any provisions thereof, the Debtor will save, indemnify and keep the Secured Party harmless from and against all expense, loss or damage suffered by reason of any defense, set off, counterclaim, recoupment or reduction or liability whatsoever of the obligee thereunder, arising out of a breach by the Debtor of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to or in favor of such obligee from the Debtor.

7. Secured Party's Appointment as Attorney-in-Fact. (a) The Debtor hereby irrevocably constitutes and appoints the Secured Party and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Debtor and in the name of the Debtor or in its own name, from time to time in the Secured Party's discretion, for the purpose of carrying out the terms of this Security Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable in the judgment of the Secured Party to accomplish the purposes of this Security Agreement and, without limiting the generality of the foregoing, hereby gives the Secured Party the power and right, on behalf of the Debtor without notice to or assent by the Debtor, to do the following:

      (i) upon the occurrence and continuance of a Default, to ask, demand, collect, receive and give acquittances and receipts for any and all monies due and to become due, or any performance to be rendered, under the Amended Power Contracts, PSA or PPA and, in the name of the Debtor or its own name or otherwise, to take possession of and endorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of monies due under Amended Power Contracts, PSA or PPA with respect to the Collateral and to file any claim or to take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Secured Party for the purpose of collecting any all such monies due or securing any performance to be rendered under the Amended Power Contracts, PSA or PPA;

      (ii) to pay or discharge taxes, liens, security interests or other encumbrances levied or placed on or threatened against the Collateral;

      (iii) upon the occurrence and continuance of any Default, (A) to direct any party liable for any payment or performance under any of the Amended Power Contracts to make payment of any and all monies due and to become due thereunder with respect to the Collateral or to render any performance provided for therein directly to the Secured Party or as the Secured Party shall direct; (B) to receive payment of and receipt for any and all monies and other amounts due and to become due at any time with respect to the Collateral; (C) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof or Proceeds relating thereto and to enforce any other right in respect of any Collateral; (D) to defend any suit, action or proceeding brought against the Debtor with respect to any Collateral (it being understood that Debtor shall have the right to participate in the defense of any suit, action or proceeding);
(E) to settle, compromise or adjust any suit,


                                     B-4-5
action or proceeding described above and, in connection therewith, to give such discharges or releases as the Secured Party may deem appropriate; and (F) generally to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Secured Party were the absolute owner thereof for all purposes, and to do, at the Secured Party's option and the Debtor's expense, at any time, or from time to time, all acts and things which the Secured Party deems necessary to protect, preserve or realize upon the Collateral and the security interest purported to be created therein in favor of the Secured Party, in order to effect the intent of this Security Agreement, all as fully and effectively as the Debtor might do.

      The power of attorney under this Security Agreement is a power coupled with an interest and shall be irrevocable.

      (b) The powers conferred on the Secured Party hereunder are solely to protect the interests of the Secured Party in the Collateral and shall not impose any duty upon the Secured Party to exercise any such powers. The Secured Party shall be accountable only for amounts that it actually receives as a result of the exercise of such powers and neither it nor any of its officers, directors, employees or agents shall be responsible to the Debtor or any Sponsor or, except as otherwise agreed to by the Secured Party, any other party for any act or failure to act, except for its gross negligence or willful misconduct, unless a higher standard is imposed by law.

8. Performance by Secured Party of Debtor's Obligations. If the Debtor fails to perform or comply with any of its agreements contained herein, in the PSA, PPA or Amended Power Contracts, and the Secured Party, as provided for by the terms of this Security Agreement, itself performs or complies, or otherwise causes performance or compliance, with such agreements, the reasonable expenses of the Secured Party incurred in connection with such performance or compliance, shall be payable by the Debtor to the Secured Party on demand and until such payment shall constitute obligations secured hereby.

9. Remedies, Rights Upon Default. (a) If an Event of Default shall occur and be continuing, the Secured Party may exercise in addition to all other rights and remedies granted to it in this Security Agreement and in any other instrument or agreement securing, evidencing or relating to the Secured Party Obligations, all rights and remedies of a secured party under the Code.

      (b) The Debtor also agrees to pay all reasonable costs of the Secured Party, including attorneys' fees and expenses, incurred with respect to the collection of any of the Secured Party Obligations and the enforcement of the Secured Party's rights hereunder.

      (c) Except as otherwise expressly provided in Section 9 (a) above, the Debtor hereby waives presentment, demand, or protest (to the extent permitted by applicable law) of any kind in connection with this Security Agreement or any Collateral.


                                     B-4-6

10. Limitation on Secured Party's Duty in Respect of Collateral. Beyond the safe custody thereof, the Secured Party shall not have any duty as to any Collateral in its possession or control or in the possession or control of any agent or nominee of it or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.

11. Notices. Any notice to the Secured Party hereunder shall be deemed to have been duly given when delivered or when deposited in the mail, first class postage prepaid, addressed: if to the Secured Party, at

            If to Secured Party, at

                       Entergy Nuclear Vermont Yankee, LLC

                       _____________________________

                       _____________________________

                       with copy to:

                       _____________________________

                       _____________________________

                       _____________________________

            If to Vermont Yankee, at

                       Vermont Yankee Nuclear Power Corporation
                       195 Old Ferry Road
                       Brattleboro, VT 05302-7002
                       Attn: _____________________

                       with copy to:

                       Downs Rachlin & Martin PLLC
                       90 Prospect Street
                       P.O. Box 99
                       St. Johnsbury, VT  05819
                       Attention:  Nancy S. Malmquist, Esq.

12. Severability. Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and to this end, the provisions of this Security Agreement are deemed severable. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.


                                     B-4-7

13. No Waiver; Cumulative Remedies; Amendments. The Secured Party shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by the Secured Party, and then only to the extent therein set forth. A waiver by the Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Secured Party would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Secured Party, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any rights, power or privilege hereunder preclude any other or further exercise thereof, nor shall any single or partial exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law. None of the terms or provisions of this Security Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by the Secured Party.

14. Successors and Assigns; Governing Law. This Security Agreement and all obligations of the Debtor hereunder shall be binding upon the successors and assigns of the Debtor, and shall inure to the benefit of the Secured Party and its respective successors and assigns. This Security Agreement shall be governed by, and be construed and interpreted in accordance with, the laws of the State of Vermont.

15. Financing Statement. A carbon, photographic, or other reproduction of this Security Agreement is sufficient as a financing statement.

      IN WITNESS WHEREOF, the Debtor and the Secured Party have each caused this Security Agreement to be executed by its duly authorized officer on the date first set forth above.

                              ENTERGY NUCLEAR VERMONT YANKEE, LLC

                              By __________________________________



                              VERMONT YANKEE NUCLEAR POWER
                               CORPORATION

                              By __________________________________


                                     B-4-8

EXHIBIT D-1


August 22, 2001

BY HAND DELIVERY

Mrs. Susan M. Hudson, Clerk
Vermont Public Service Board
112 State Street
Drawer 20
Montpelier, VT  05620-2701

SUBJ:    Vermont Yankee Nuclear Power Corporation
         General Order No. 45

Dear Mrs. Hudson:

The purpose of this letter is to notify the Vermont Public Service Board that Vermont Yankee Nuclear Power Corporation ("Vermont Yankee" or "VY"), a Vermont corporation (as Seller), has entered into a Purchase and Sale Agreement (the "P&S") with Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear"), a Delaware limited liability company (as Buyer), and Entergy Corporation, a Delaware corporation (as Guarantor).

Under the P&S, at closing VY will transfer to Entergy Nuclear all of VY's right, title and interest in the Vermont Yankee Nuclear Power Station located in Vernon, Vermont (the "Station"), including the real property, all buildings, the switchyards, and other improvements thereon, all inventories and nuclear fuel, spent nuclear fuel, other licensed material at the site, all machinery, equipment, vehicles, tools, spare parts, fixtures, furniture and furnishings, work-in-progress, assignable agreements, transferable permits, documents, books, records, and other property relating to or used in the operation or maintenance of the Station (the "Transfer"), and Entergy Nuclear will assume all responsibility for the operation, maintenance, and eventual decommissioning of the Station. We are filing a complete copy of the executed P&S with this notice.

In accordance with the terms of the P&S, this is notice under General Order No. 45 ("GO 45") that VY intends to enter into certain ancillary agreements to the P&S, including a Power Purchase Agreement (the "PPA"), a copy of which is also being filed with this letter as an exhibit to the P&S, by which VY will purchase 100% of the capacity and associated energy from the Station through the term of the Station's current Nuclear Regulatory Commission operating license.


                                     D-1-1

This is also notice under GO 45 that VY will continue to sell the capacity and associated energy so purchased to, and recover its other costs from, its sponsors, including Central Vermont Public Service Corporation and Green Mountain Power Corporation, through various amended, power-sales agreements (the "Amended PSAs"), the form of which is also being filed with this letter as an exhibit to the P&S. VY also intends to pledge a portion of its interest in, and rights under, the Amended PSAs.

The parties have entered into and executed the P&S and anticipate entering into the PPA and Amended PSAs as soon as possible (collectively, the "Agreements"), subject to obtaining all approvals required therefor. Accordingly and pursuant to paragraph 3 of GO 45, they hereby request that the Board order a reduction in the period of advance notice required under the general order, so that the parties may proceed to obtain approvals and work on meeting conditions to close the P&S and execute the PPA and Amended PSAs immediately following the order's issuance.

The parties point out that the Agreements are subject to various regulatory approvals including approval under 30 V.S.A. Sections 109 and 231. To the extent the Agreements do not require advance Board approval, moreover, the parties ask the Board to initiate an investigation thereof under 30 V.S.A.
Section 209, under a procedural order requiring Board approval before the parties may complete the Transfer or commence the purchase and sale of capacity and associated energy under the PPA and Amended PSAs.

Sincerely,

DOWNS RACHLIN & MARTIN PLLC
Attorneys for Vermont Yankee
Nuclear Power Corporation



By:
   --------------------------------------
    John H. Marshall
    Nancy S. Malmquist

STJ\8648219.6
Enclosures

c: James Volz, Esq.
Mr. Ross P. Barkhurst
Mr. Bruce W. Wiggett
Victoria J. Brown, Esq.
Mr. Dan R. Keuter

STJ/8648219.6
                                     D-1-2

EXHIBIT D-2


                                STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Investigation into General Order No. 45 Notice filed)
by Vermont Yankee Nuclear Power Corporation         )      Docket No. 6545
re: proposed sale of Vermont Yankee Nuclear         )
Power Station and related transactions              )

                                    PETITION

         By this petition, Vermont Yankee Nuclear Power Corporation (referenced in this petition as "Vermont Yankee"), on behalf of itself and its "Sponsor" utility companies, represents:

         It is a Vermont corporation; holds a certificate of general good to manufacture, transmit and sell electricity to be used ultimately by the public for lighting, heating or power within and outside of Vermont; and as such is a company owning or operating a public-service business subject to the Board's jurisdiction under Sections 201 and 203 of Title 30, Vermont Statutes Annotated;

         It proposes to sell substantially all of Vermont Yankee's assets, including those constituting or used in the operation of the Vermont Yankee Nuclear Power Station located in Vernon, Vermont (the "Station") (collectively referenced in this petition as the "Assets"), to Entergy Nuclear Vermont Yankee, LLC (referenced in this petition as "ENVY"), a Delaware limited-liability company as buyer, and Entergy Corporation (referenced in this petition as "Entergy Corp."), a Delaware corporation as guarantor, under a Purchase and Sale Agreement or "PSA" to be filed with the Board in support of this petition;

         Before it can sell the Assets to ENVY, the Board must find that the same will promote the general good of the state and issue a Certificate of Consent thereto under Section 109 of Title 30;

Vermont Yankee's sale of the Assets to ENVY will promote the general good of the state in accordance with the findings and discussion by the Board under Section 109 in Docket No. 6039, Petition of New England Power for Authority to Transfer its Hydroelectric Facilities located in Vermont to USGen New England, Inc., as well as the concerns identified by the Board in its draft conclusions in Docket No. 6300, issued on November 17, 2000;


                                      D-2-1

Commencing with its sale of the Assets, the PSA requires certain ancillary transactions, including:

                  a. Vermont Yankee will commence to perform a Power Purchase Agreement or "PPA" with ENVY under which Vermont Yankee will purchase 100% of the Station's existing capacity and associated energy through the term of the Station's current Nuclear Regulatory Commission operating license;

                  b. Vermont Yankee will continue to sell capacity and associated energy, and to recover its other costs from its Sponsors (including Central Vermont Public Service Corporation ("CVPS") and Green Mountain Power Corporation ("GMP")), through various amended power-sales contracts (the "Amended Power Contracts");

                  c. Vermont Yankee will pledge certain of its rights to payments under the Amended Power Contracts to ENVY to secure its performance of the PSA and PPA (the "Pledge");

                  d. Vermont Yankee will assign to ENVY its Standard Department of Energy ("DOE") Contract, which provides for on-going payments to the DOE to compensate DOE for its obligation to dispose of spent nuclear fuel, and all obligations thereunder accruing after the closing date, but excluding the "One-time Fee" liability associated with the Standard DOE Contract for fuel consumed prior to April 7, 1983, which will still be funded by Vermont Yankee through the existing Spent Nuclear Fuel Disposal Trust (the "SNF Trust"); and


                                     D-2-2

                  e. Vermont Yankee will therefore amend the SNF Trust so that it will apply only to payment of the One-time Fee and eliminate its obligation to operate and maintain the Station (with any funds remaining after such payments distributed to Vermont Yankee's Sponsors for the benefit of their ratepayers) (the "Amended SNF Trust"), such amendment requiring this Board's approval by the SNF Trust's terms;

all such ancillary transactions, including the Pledge, will be consistent with and promote the general good of Vermont;

The Board accordingly should:

                  a. issue a Certificate of Consent approving the sale of the Assets to ENVY under Section 109;

                  b. issue an Order consenting to the Pledge under Section 108;

                  c. investigate and by order under Section 209 approve all aspects of Vermont Yankee's sale of the Assets to ENVY under the PSA, such approval to apply to all transactions contemplated thereby including the PPA between Vermont Yankee and ENVY and the Amended Power Contracts between Vermont Yankee and its Sponsors; and

                  d. find specifically as to CVPS and GMP that it is prudent for each of them to execute and perform the Amended Power Contracts, that the purchase of the Station's


                                     D-2-3
         output thereunder is used and useful, and that each will be allowed to recover in rates the cost of service incurred by them under the Amended PSAs and the Amended SNF Trust.

         In support of this petition, Vermont Yankee hereby prefiles testimony and exhibits by Mr. Bruce W. Wiggett, Vermont Yankee's Senior Vice President of Finance and Administration and Treasurer, who demonstrates that the transactions under the PSA summarized in this petition will promote the general good of the state, and Paul Dabbar, Vice President at J.P. Morgan Securities, Inc., the agent retained by Vermont Yankee to auction the Station's assets, who will describe the auction process, summarize the transactions contemplated under the PSA and demonstrate that the Station's sale under the PSA's terms and conditions will realize the Station's fair market value.

         Vermont Yankee asks that the Board:

         A. appoint a Hearing Officer to make all procedural rulings related to this petition, including scheduling, intervention, scope, and discovery;

         B. at the October 31 prehearing conference establish a schedule for the remainder of this proceeding and resolve any issues on intervention, scope and schedule;

         C. conduct and complete proceedings on this petition no later than February 28, 2002, if the petitioners reach a settlement in this docket;


                                     D-2-4

         D. take such other actions as will be necessary to hear and decide this petition no later than April 30, 2002, if no settlement is reached; and

         E. issue an Order:

                  i. directing the issuance of a Certificate of Consent to Vermont Yankee approving in all respects its sale of the Assets to ENVY under the PSA;

                  ii consenting to the Pledge;

                  iii. approving in all respects the transactions required or contemplated by the PSA, including the execution and performance by all parties of the PSA, the PPA, the Amended Power Contracts, the Amended SNF Trust, and all ancillary agreements required with respect to the transactions required or contemplated by the PSA; and

                  iv. finding that the execution and performance by CVPS and GMP of the Amended PSAs is prudent, that the purchase of the Station's output thereunder is used and useful, and that the costs incurred by them thereunder and under the Amended SNF Trust will be allowed in rates in accordance with the terms of a rate order to be proposed by each of them.

                  St. Johnsbury, Vermont. September 27, 2001.


                          Respectfully submitted,



                                     D-2-5

                          DOWNS RACHLIN & MARTIN PLLC

                          Attorneys for Vermont Yankee Nuclear Power Corporation

                          By: ____________________________
                          John H. Marshall
                          Nancy S. Malmquist
                          Robert A. Miller


c: James Volz, Esq.; Geoffrey Commons, Esq.; Mr. Ross Barkhurst; Mr. Bruce Wiggett; Victoria Brown, Esq.; Kenneth Picton, Esq.; Peter Zamore, Esq.



                                     D-2-6

STJ/8648219.6

EXHIBIT D-4

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER         )
  CORPORATION                        )
  AND                                )                DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC  )

               JOINT APPLICATION OF VERMONT YANKEE NUCLEAR POWER
              CORPORATION AND ENTERGY NUCLEAR VERMONT YANKEE, LLC

         FOR AUTHORIZATION TO TRANSFER JURISDICTIONAL FACILITIES UNDER
                      SECTION 203 OF THE FEDERAL POWER ACT


Kenneth G. Jaffe                              William S. Scherman
Rebecca A. Blackmer                           William R. Hollaway
Swidler Berlin Shereff                        Skadden, Arps, Slate,
  Friedman, LLP                                 Meagher & Flom LLP
3000 K Street, N.W., Suite 300                1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                    Washington, D.C.  20005-2111


John H. Marshall                              Joseph L. Blount
Nancy S. Malmquist                            General Counsel
Downs Rachlin & Martin PLLC                   Entergy Services, Inc.
90 Prospect Street, PO Box 99\                1340 Echelon Parkway
St. Johnsbury, VT 05819-0099                  P.O. Box 31995
                                              Jackson, Mississippi  39286-1995


Counsel for Vermont Yankee                    Counsel for Entergy Nuclear
  Nuclear Power Corporation                     Vermont Yankee, LLC
October 12, 2001


                                     D-4-1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                JOINT APPLICATION OF VERMONT YANKEE NUCLEAR POWER
              CORPORATION AND ENTERGY NUCLEAR VERMONT YANKEE, LLC

          FOR AUTHORIZATION TO TRANSFER JURISDICTIONAL FACILITIES UNDER
                      SECTION 203 OF THE FEDERAL POWER ACT


         Vermont Yankee Nuclear Power Corporation ("VYNPC") and Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") (collectively, "Applicants") submit this joint application ("Application") requesting any and all necessary Federal Energy Regulatory Commission ("FERC" or "Commission") authorizations under
Section 203 of the Federal Power Act ("FPA"), 16 U.S.C. Section 824b (1994), and
Part 33 of the Commission's Rules of Practice and Procedure ("Rules"), 18 C.F.R.
Part 33 (2001), for VYNPC to divest, and for Entergy Nuclear VY to acquire, the Vermont Yankee Nuclear Power Station ("Vermont Yankee"), a 510 Megawatt ("MW")(3)nuclear power plant and its associated jurisdictional assets, including its appurtenant

-------------------------
         (3) The nominal capacity of Vermont Yankee is 510 MW. The capacity figures used throughout the remainder of this application and the supporting analyses are summer Dependable Maximum Net Capability ratings. The gross output of Vermont Yankee is 540 MW. The Claimed Seasonal capability for Vermont Yankee is 529 MW in winter and 506 MW in summer. See ISO New England Seasonal Claimed Capability Report, Sept. 1, 2001 (Rev. 0).


                                     D-4-2
interconnection facilities (the "Proposed Transaction"). Applicants anticipate closing the Proposed Transaction promptly upon receiving all required regulatory approvals and therefore respectfully request that the Commission approve this Application no later than by January 12, 2002.

I.       INTRODUCTION

         VYNPC conducted an auction process to select a purchaser for Vermont Yankee. Entergy Nuclear VY was selected as the winning bidder. The auction process culminated in the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction, including Purchase and Sale Agreement (the "PSA") by and between VYNPC and Entergy Nuclear VY, with Entergy Corporation ("Entergy"), as Guarantor, dated August 15, 2001. Pursuant to the PSA, VYNPC will sell, and Entergy Nuclear VY will purchase, Vermont Yankee and certain facilities and assets associated therewith and ancillary thereto (the "Facilities"), which are located in Vernon, Vermont and Brattleboro, Vermont. The FERC jurisdictional facilities to be transferred pursuant to the Proposed Transaction include the appurtenant interconnection facilities necessary to interconnect Vermont Yankee to the transmission grid (i.e., generator leads, step-up transformers, and associated equipment). The Facilities are situated within the New England Power Pool ("NEPOOL") and the control area administered by the New England Independent System Operator ("ISO-NE").

         The sale of VYNPC's jurisdictional facilities is consistent with the public interest as required under FPA Section 203. The Application shows that the transactions are in the public


                                     D-4-3
interest, satisfying each of the three tests established by the Commission: (1) it will not adversely affect competition in the relevant market; (2) it will not increase wholesale rates; and (3) it will not impair the ability of federal or state regulators to effectively regulate the Applicants. In support of the Application, the Applicants have submitted the affidavit of Dr. J. Stephen Henderson,(4) an economist and a vice president of Charles River Associates Inc. ("Henderson Affidavit"). The delivered price test performed by Dr. Henderson for the Proposed Transaction shows de minimis increases in market concentration that leave all markets unconcentrated. As such, Dr. Henderson concludes that the Proposed Transaction is consistent with the public interest under the Commission's competitive guidelines and does not require additional review. Because the transactions satisfy all the requirements of Section 203 and the Commission's regulations, the Commission should find that the sale is consistent with the public interest and approve the Application expeditiously.

II.      DESCRIPTION OF THE PARTIES AND THE TRANSACTION

         A.       VERMONT YANKEE NUCLEAR POWER CORPORATION

         VYNPC owns and operates a single unit nuclear powered generating plant having a net capacity of approximately 506 MW megawatts located in Vernon, Vermont. VYNPC was incorporated under the laws of Vermont on August 4, 1966. The Plant commenced commercial operations on November 30, 1972, and is currently licensed by the United States Nuclear

-------------------------
(4)        Dr. Henderson's affidavit is included as Attachment 1 hereto.


                                     D-4-4

Regulatory Commission ("NRC") to operate until March 21, 2012. The common equity of VYNPC is owned by twelve investor-owned or municipal New England utilities,(3) eight of which (the "Sponsors")(6) have entered into long-term power contracts with VYNPC. (These contracts,

-------------------------
(3)      The utilities and their percentage of common stock held are as follows:

            Company                                           Percentage Held
            Central Vermont Public Service Corporation              31.3%

            New England Power Company                               22.5%

            Green Mountain Power Corporation                        17.9%

            The Connecticut Light and Power Company                  9.5%

            Central Maine Power Company                              4.0%

            Public Service Company of New Hampshire                  4.0%

            Burlington Electric Light Department                     3.6%

            Cambridge Electric Light Company                         2.5%

            Western Massachusetts Electric Company                   2.5%

            Vermont Electric Cooperative, Inc.                       1.0%

            Washington Electric Cooperative, Inc.                    0.6%

            Lyndonville Electric Department                          0.6%

The percentage shown for New England Power Company includes the 2.5% interest it acquired upon its merger with Montaup Electric Company, effective May 1, 2000.

(4)        The Sponsors and their entitlement percentages are as follows:

            Sponsor                                       Entitlement Percentage
            Central Vermont Public Service Corporation                35.0%


                                     D-4-5
as amended and supplemented are referred to in this Application as the "Power Contracts.") The entire output of Vermont Yankee is sold to the Sponsors on a formula cost-of-service basis, although the Sponsors have entered into contracts with various municipals and cooperative utilities ("Secondary Purchasers") for the resale at wholesale of portions of the output they purchase from Vermont Yankee. The remainder of the power purchased by the Sponsors from Vermont Yankee is used to serve their retail and wholesale requirements customers or resold under shorter-term transactions.

            Green Mountain Power Corporation                          20.0%

            New England Power Company                                 22.5%

            The Connecticut Light and Power Company                    9.5%

            Central Maine Power Company                                4.0%

            Public Service Company of New Hampshire                    4.0%

            Cambridge Electric Light Company                           2.5%

            Western Massachusetts Electric Company                     2.5%

The percentage shown for New England Power Company includes the 2.5% interest it acquired upon its merger with Montaup Electric Company, effective May 1, 2000.


                                     D-4-6

         B.       ENTERGY NUCLEAR VERMONT YANKEE, LLC

         Entergy Nuclear VY is a Delaware limited liability company that has been created to acquire and own the Facilities. Entergy Nuclear VY is a wholly-owned direct subsidiary of Entergy Nuclear Vermont Investment Company, a Delaware corporation, which is, in turn, an indirect subsidiary of Entergy Nuclear Holding Company, a Delaware corporation.(7) Entergy Nuclear Holding Company is a wholly-owned direct subsidiary of Entergy, a Delaware corporation and a registered public utility holding company under PUHCA. Vermont Yankee will be operated by Entergy Nuclear Operations, Inc. ("ENO"), a Delaware corporation and indirect subsidiary of Entergy, as an agent of Entergy Nuclear VY.

         Entergy Nuclear VY will apply for Commission authorization to sell wholesale power at market-based rates under Section 205 of the FPA, 16 U.S.C.
Section 824d (1994) ("Market Rate Application"). Entergy Nuclear VY will also submit an application to the Commission requesting status as an "exempt wholesale generator" ("EWG") under Section 32(a)(1) of PUHCA, 15 U.S.C. Section 79z-5a(a)(1) (1994), and Part 365 of the Commission's regulations, 18 C.F.R.
Section 365.3 (2001).

         Entergy also owns electric utility operating companies that provide wholesale and retail electric service primarily in the States of Arkansas, Louisiana, Mississippi and Texas ("Entergy

---------------------------
(7) An organizational chart for Entergy's non-regulated nuclear organization, including Entergy Nuclear VY, is provided as Exhibit C hereto.


                                     D-4-7

Operating Companies"). The transmission facilities of the Entergy Operating Companies are administered by Entergy Services, Inc. ("Entergy Services") pursuant to an open-access transmission tariff ("OATT") on file at the Commission. In addition, on October 16, 2000 and December 29, 2000, Entergy Services, Inc., on behalf of the Entergy Operating Companies, filed an application in Docket No. RT01-75-000 proposing to transfer control over all of its transmission facilities to a newly created independent transmission company.

         Entergy's subsidiaries currently own several electric generating facilities in the Northeast U.S., almost all of which are nuclear power plants.(8) Collectively, these affiliates and their generating facilities are referred to as "Entergy Nuclear Northeast." Entergy Nuclear Northeast's first such facility is the 667 MW Pilgrim Nuclear Station ("Pilgrim") located in Plymouth, Massachusetts, owned and operated by Entergy Nuclear VY affiliate Entergy Nuclear Generation Company ("ENGC").(9) Pilgrim is situated within NEPOOL and part of ISO-NE. ENGC sells the entire output of Pilgrim to Boston Edison Company and other non-affiliated entities under long-term power purchase agreements ("Buyback Contracts") through the end of 2002, with the percentage declining to 85 percent in 2003 and 2004.

--------------------------
(8) In addition to five nuclear power plants, Entergy Nuclear Northeast also owns three small gas turbines at the Indian Point site.

(9) See Boston Edison Co., 87 FERC Paragraph 61,053 (1999) (transfer of Pilgrim Nuclear Station).


                                     D-4-8

         Entergy Nuclear Northeast's second generating facility is the 820 MW James A. FitzPatrick Nuclear Power Station ("FitzPatrick") near Oswego, New York in the western half of the New York ISO ("NYISO"), owned by Entergy Nuclear FitzPatrick, L.L.C. ("ENF").(10) FitzPatrick is operated by Entergy Nuclear Operations, Inc. ("ENO"). The entire output of FitzPatrick is committed to the New York Power Authority ("NYPA") under a long-term Buyback Contracts through the end of 2003, with the percentage declining to 31 percent in 2004.

         Entergy Nuclear Northeast's third generating facility is the 941 MW Indian Point Generating Station Unit 2 ("Indian Point 2"), located on the Indian Point site in Buchanan, New York in the eastern half of the NYISO , owned by Entergy Nuclear Indian Point 2, L.L.C. ("ENIP2").(11) Indian Point 2 is operated by ENO. The entire output of Indian Point 2 is committed to Consolidated Edison Company of New York, Inc. under a long-term Buyback Contract through the end of 2004. In addition to Indian Point 2, ENIP2 also owns three small gas turbine generators with a combined output of 47 MW. The three small gas turbines are not committed under the Buyback Contract.

         Entergy Nuclear Northeast's other generating facility is the 970 MW Indian Point Nuclear Generating Unit No. 3 ("Indian Point 3"), also located on the Indian Point site, owned by Entergy

--------------------------
(10)     See Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281
         (2000) (transfer of FitzPatrick Nuclear Power Station and Indian Point Nuclear Generating Unit No. 3).

(11) See Consolidated Edison Company of New York, Inc., 95 FERC Paragraph 62,139 (2001) (transfer of Indian Point Generating Station Unit 2).


                                     D-4-9

Nuclear Indian Point 3, L.L.C. ("ENIP3").(12) Indian Point 3 is operated by ENO. The entire output of Indian Point 3 is committed to NYPA under a long-term Buyback Contract through the end of 2004. Altogether, Entergy Nuclear Northeast currently has 820 MW of generation in western New York, 1,958 MW in eastern New York and 667 MW in NEPOOL. None of Entergy's other affiliates own or control any generation or transmission facilities in NEPOOL or NYISO.

         C.       DESCRIPTION OF THE PROPOSED TRANSACTION

         VYNPC conducted an auction process to select a purchaser for Vermont Yankee. The auction process was designed and implemented for VYNPC by J.P. Morgan Securities, Inc. The auction process culminated in the selection of Entergy Nuclear VY as the purchaser, and the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction.

                  1.       PURCHASE AND SALE AGREEMENT

         The PSA between VYNPC and Entergy Nuclear VY, dated as of August 15, 2001,(13) provides that VYNPC will sell, and Entergy Nuclear VY will purchase, the Facilities and other

-----------------------
(12)     See Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281
         (2000).

(13) Vermont Yankee Nuclear Power Station Purchase and Sale Agreement by and between Vermont Yankee Nuclear Power Corporation, as Seller, Entergy Nuclear Vermont Yankee, LLC, as Buyer and Entergy Corporation, as Guarantor (August 15, 2001). A copy of the PSA is attached in Exhibit I hereto.


                                     D-4-10
related assets. In addition to the Facilities, the PSA also calls for Entergy Nuclear VY to purchase the nuclear fuel inventory and other inventory as of the time of closing and for VYNPC to transfer to Entergy Nuclear VY the qualified and non-qualified decommissioning trust funds for Vermont Yankee.

                  2.       POWER PURCHASE AGREEMENT

         The Power Purchase Agreement between VYNPC and Entergy Nuclear VY, executed on September 7, 2001 (the "PPA"),(14) obligates Entergy Nuclear VY to sell, and VYNPC to purchase, the entire current output of energy, installed capability and all other associated ancillary services and NEPOOL products. The PPA runs from the time of closing through March 21, 2012, but provides two "Exercise Dates" of February 28, 2005 and December 31, 2007 on which VYNPC may reduce or eliminate the amount or output that it purchases through the PPA (based on corresponding elections by the Sponsors under their wholesale power contracts with VYNPC). The long-term PPA thus functions as a "buyback contract" for the entire current output of Vermont Yankee through, at least February, 2005, and potentially through March 2012.

------------------------------
(14) Power Purchase Agreement between Entergy Nuclear Vermont Yankee, LLC and Vermont Yankee Nuclear Power Corporation (September 7, 2001). A copy of the PPA is included in Exhibit I to this application (as an exhibit to the PSA) and will be one of the subjects of Entergy Nuclear VY's application for market-based rate authority, to be filed with the Commission under FPA Section 205.


                                     D-4-11

         Entergy Nuclear VY is contemplating increasing the rated power output of Vermont Yankee by potentially up to ten percent, or approximately 51 MW. Output from the potential power uprate is not included in the PPA with VYNPC.

                  3.       INTERCONNECTION AGREEMENT

         As part of the Proposed Transaction, Entergy Nuclear VY is entering into an interconnection agreement with Vermont Electric Power Corporation ("VELCO") to establish the terms and conditions under which Vermont Yankee will interconnect to the transmission grid (the "Interconnection Agreement"). The Interconnection Agreement will be filed by VELCO with the Commission as a service agreement under VELCO's Open Access Transmission Tariff ("OATT").

III.     JURISDICTIONAL BASIS AND APPROVALS SOUGHT

         Section 203 of the FPA states, in relevant part, that:

                  No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person . . . without first having secured an order of the Commission authorizing it to do so. ... After notice and opportunity for hearing, if the Commission finds that the proposed disposition,


                                     D-4-12
                  consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.(15)

         The FPA thus requires the Commission to determine if a transfer of jurisdictional facilities is consistent with the public interest. The Commission satisfies the statute's requirement by examining each transaction to determine if it meets the Commission's public interest standard. In its December 1996 Merger Policy Statement, the Commission stated that it would consider three elements in evaluating whether a proposed transaction is consistent with the public interest: the effect on competition, effect on rates, and effect on regulation.(16) If a transaction does not adversely impact these three factors, the Commission will find the transaction consistent with the public interest.(17) On November 15, 2000, in Order No. 642, its Final Rule on Revised Filing Requirements Under Part 33 of the Commission's Regulations, the Commission reaffirmed its reliance on this three-part test for evaluating
Section 203 applications.(18)

------------------------
(15)     16 U.S.C. Section 824b(a) (1994).

(16) Inquiry Concerning The Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. And Regs. Paragraph 31,044 at 30,109 (1996), order on reconsideration, Order No. 592-A, 79 FERC Paragraph 61,321 (1997) ("Merger Policy Statement").

(17)     Merger Policy Statement at 30,111.

(18)     Revised Filing Requirements Under Part 33 of the Commission's
Regulations: Final Rule, Order No. 642, 93 FERC Paragraph 61,164, mimeo at 4-5
(2000). This Application complies with the new filing requirements announced in Order No. 642.


                                     D-4-13

         The Merger Policy Statement explicitly applies to only mergers.(19) Transmission facility transfers associated with generation divestitures may present lesser concerns than many mergers because divestitures of generation facilities, such as the one proposed herein by VYNPC, typically reduce or leave unchanged the concentration of ownership of such assets. Nevertheless, in recent orders addressing divestiture of generation assets and associated jurisdictional facilities, including transactions involving Entergy Nuclear affiliates, the Commission applied the three-part criteria it developed in Order Nos. 592 and 642 in its review.

         Accordingly, the Applicants address in this Application each of the factors the Commission reviews under the Merger Policy Statement. As demonstrated below, the sale of facilities and assignment rights and obligations under jurisdictional agreements are consistent with the public interest under FPA Section 203 as determined by the Merger Policy Statement's criteria since these transfers will not adversely affect competition, rates, or regulation.

IV.      THE DIVESTITURE IS CONSISTENT WITH THE PUBLIC INTEREST

         The sale of VYNPC's FERC jurisdictional facilities (20) is consistent with the public interest under FPA Section 203 because it will not adversely affect: (1) competition in the

-------------------------
(19) Merger Policy Statement at 30,113 n.8 ("While many types of transactions, including relatively minor ones, may require section 203 authorization, [the Merger Policy Statement] focuses on mergers.")

(20) Exhibit H hereto provides a description of the FERC jurisdictional facilities.


                                     D-4-14
relevant markets; (2) wholesale rates; or (3) the ability of federal or state regulators to effectively regulate the Applicants. As discussed below, the Proposed Transaction will not adversely effect competition, will not adversely affect rates, and will not adversely affect state or federal regulation. The Proposed Transaction therefore should be approved by the Commission as consistent with the public interest.

         A.       THE PROPOSED TRANSACTION WILL HAVE NO ADVERSE EFFECT ON
                  COMPETITION

                  1. THE PROPOSED TRANSACTION DOES NOT RAISE HORIZONTAL COMPETITIVE CONCERNS

         The sale of Vermont Yankee to Entergy Nuclear VY will not adversely affect competition. In support of this conclusion, the Applicants submit the Henderson Affidavit. Dr. Henderson's affidavit demonstrates that the transfer of ownership of Vermont Yankee to Entergy Nuclear VY will not have an adverse impact on competition in the relevant markets. The Proposed Transaction will have little practical effect on competition for the foreseeable future because the PPA obligates Entergy Nuclear VY to sell the entire output of the existing capacity of Vermont Yankee back to VYNPC through at least February 2005 and, at VYNPC's option, through March 2012. The set of long-term contracts that Entergy Nuclear VY and its affiliates in the Northeast ("Entergy Nuclear Northeast") have in place to resell capacity from their generating plants to the facilities' former owners ("Buyback Contracts") effectively eliminate the incentive for Entergy Nuclear VY and Entergy Nuclear Northeast to exercise market power in the relevant geographic markets. Even setting aside the long-term Buyback Contacts, Dr.


                                     D-4-15

Henderson's analysis demonstrates that the Proposed Transaction will result in little change in market concentration in the relevant geographic markets, which are themselves already unconcentrated.

         When evaluating the competitive effects of a merger on generation markets, the Commission has adopted generally the U.S. Department of Justice and Federal Trade Commission merger guidelines (21) as set forth in Appendix A to the Commission's Merger Policy Statement.(22) Dr. Henderson conducts an Appendix A competitive screening analysis that considers physical transmission constraints in determining the potential supply available to destination markets, consistent with the screening criteria in the Commission's Horizontal Merger Guidelines and Commission precedent.(23)

---------------------------
(21) U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552 (Apr. 2, 1992).

(22) Note that a full Appendix A analysis is not required if screening shows that the merger only involves a de minimis overlap of generation assets with insignificant competitive effects. See Merger Policy Statement at 30,134.

(23) Consistent with the Merger Policy Statement, Dr. Henderson analyzes the potential competitive effects of the Divestiture Transaction in terms of increased concentration levels in relevant product and geographic markets as measured by the Herfindahl-Hirschman Index ("HHI"). Under Commission guidelines in Order Nos. 592 and 642, a transaction generally does not need additional review by the Commission if the HHI changes by less than 50 points in a highly concentrated market (an HHI greater than 1,800) or by less than 100 points in a moderately concentrated market (HHI between 1,000 and 1,800). Moreover, where the HHI is below than 1,000, the market is unconcentrated and does not require additional review in any event.


                                     D-4-16

         The Appendix A screening analysis was conducted assuming the existing market structure and using publicly available data on generation for 2001 (from the EIA-411 reports) and transmission capacity for 2001 (from OASIS).(24) These inputs were adjusted to reflect 2002 conditions as a representative near-term future year, and included only those planned generation projects that have passed sufficient hurdles such that their completion by mid-2002 is relatively certain. Since the generating asset that is the subject of the Proposed Transaction is located in New England, and since most of New England is open to full retail competition, Dr. Henderson concludes that the primary measure to consider in connection with the delivered price test for the Proposed Transaction is economic capacity.(25)

         Dr. Henderson's analysis evaluates the competitive impacts of the Proposed Transaction by conducting the delivered price test in three different geographic destination markets:(26)

         1.       NEPOOL;(27)

         2.       NYISO;

-----------------------
(24)     Henderson Affidavit Paragraph IV.A.

(25) Henderson Affidavit Paragraph IV.A. Dr. Henderson does not consider ancillary services other than installed capacity ("ICAP") as a relevant product market because the generating asset in the Proposed Transaction, Vermont Yankee, is a nuclear power plant and cannot meaningfully provide ancillary services such as quick-start operating reserves. See Commonwealth Edison Co., 91 FERC Paragraph 61,036 at 61,133 (2000).

(26)     Henderson Affidavit Paragraph IV.B.

(27)     NEPOOL is the control area of ISO-NE.


                                     D-4-17

         3.       and East of Total East.

         Dr. Henderson defines the first such relevant geographic market as NEPOOL, the situs of Vermont Yankee. Because Entergy Nuclear Northeast also own assets in NYISO, Dr. Henderson defines NYISO as a second relevant geographic market. East of Total East is a subset of NYISO that is east of the major transmission interface ("Total East") that splits New York from north to south. When East of Total East binds, precluding addition transmission from the West, which is estimated to occur in approximately 70 percent of all hours, additional load in that submarket must be met either by internal resources or from NEPOOL imports.(28) Hence, Dr. Henderson concludes that East of Total East is a relevant geographic market. NEPOOL has no comparable transmission constraint that is relevant to the Vermont Yankee transaction.(29) Hence, Dr. Henderson concludes that a conservative analysis of the New England area for the Proposed Transaction would consider all of NEPOOL to be the destination market.

         Dr. Henderson used publicly available data from ISO-NE, NYISO and PJM Interconnection, L.L.C. on unit capacities, long-term Buyback Contracts and other long-term contracts. His analyses use summer Dependable Maximum Net Capability ratings, with the year 2002 as the basis of his analysis.

---------------------------
(28)       Henderson Affidavit Paragraph IV.B.

(29)       Henderson Affidavit Paragraph IV.B.


                                     D-4-18

         Dr. Henderson evaluated the competitive impacts of the Proposed Transaction under two alternative scenarios. Under the first scenario, he accounts for the multiple Buyback Contracts that are in place for Entergy Nuclear Northeast's generating assets (including Entergy Nuclear VY and Vermont Yankee) by attributing the energy obligated under the Buyback Contracts to the power purchasers. Under this realistic scenario, the only economic capacity that Entergy Nuclear Northeast holds in the relevant markets is about 47 MW of gas turbine generators in eastern New York, and, to be conservative, 51 MW of uprated capacity from the potential power uprate of Vermont Yankee. In all of the geographic markets studied, Entergy Nuclear Northeast has less than a one percent market share after the Proposed Transaction.(30)

         Under a second, very conservative scenario, Dr. Henderson performed the delivered price tests assuming that none of the Buyback Contracts are operative. While this assumption is counter factual, it does provides an extremely conservative analysis for the Commission of the potential competitive impacts of the Proposed Transaction. Under this assumption, Entergy Nuclear Northeast would have 820 MW in western New York, 1,958 MW in eastern New York and 1,222 MW in NEPOOL following the transactions (including the 51 MW from the potential power uprate of Vermont Yankee). Even under this extremely conservative scenario, the impact of the Proposed Transaction is quite small, not exceeding an increase of 31 points in the Herfindahl-Hirschman Index ("HHI") in any of the relevant geographic markets. Such a minor increase in HHI passes the Commission's competitive impact screens, even for a highly

----------------------------
(30)       Henderson Affidavit Paragraph IV.E.


                                     D-4-19
concentrated market.(31) Moreover, the HHIs demonstrate that all of the relevant geographic markets are unconcentrated. Thus, Dr. Henderson's analysis demonstrates that the Proposed Transaction passes the Commission's screening criteria even if all of Entergy Nuclear Northeast's Buyback Contracts are ignored.

         Dr. Henderson also evaluated the impact of the Proposed Transaction on NEPOOL's Installed Capability ("ICAP") market.(32) His analysis demonstrates that increases in the ICAP market are within Commission guidelines even if the Buyback Contacts are ignored, with an increase in HHI of only 10 or 11 points. This is well below the Commission's guidelines, even for a highly concentrated market. Moreover, this small increase significantly overstates the actual effect on the ICAP market, because the analysis ignores the effect of the Buyback Contracts. Based on his analysis, Dr. Henderson concludes that the Proposed Transaction will cause no adverse competitive effect on the NEPOOL ICAP market.(33)

         Dr. Henderson's analysis demonstrates that the Proposed Transaction will have no adverse effect on competition in any relevant geographic market. The delivered price test shows de minimis increases in market concentration that leave all relevant markets unconcentrated. The

---------------------------------
(31)       Henderson Affidavit Paragraph IV.E.

(32)       Henderson Affidavit Paragraph IV.E.

(33)       Henderson Affidavit Paragraph IV.E.


                                     D-4-20

ICAP analysis shows that Entergy Nuclear Northeast will not own a dominant share of capacity in the effected market.

                  2. THE PROPOSED TRANSACTION DOES NOT RAISE VERTICAL COMPETITIVE CONCERNS

         The disposition of the transmission facilities associated with the Proposed Transaction will have no adverse vertical competitive effects. The transmission facilities to be transferred are limited to those necessary to interconnect the generation plants to the transmission grid (i.e., generator leads, step-up transformers, and associated equipment). Other than interconnection facilities necessary to interconnect its generating plants to the grid, Entergy does not own or control transmission facilities in the Northeast.

         B.       THE PROPOSED TRANSACTION WILL HAVE NO ADVERSE EFFECT ON RATES

         The Proposed Transactions will not have an adverse effect on wholesale rates. In assessing the effects that a proposed disposition of assets could have on costs and rates, the Commission's primary concern is "the protection of wholesale ratepayers and transmission customers."(34) Indeed, Applicants believe that the arrangements associated with the sale of Vermont Yankee to Entergy Nuclear VY have the potential to reduce wholesale rates, even as they reduce the risks borne by VYNPC's wholesale customers. As explained in the testimony of

----------------------------
(34) New England Power Co., 82 FERC Paragraph 61,179 at 61,659 (1998), order on reh'g, 83 FERC Paragraph 61,275 (1998).


                                     D-4-21

Bruce W. Wiggett, VYNPC's Senior Vice President of Finance and Administration and Treasurer, VYNPC estimates that aggregate charges to the Sponsors after the sale of the Plant will be approximately $250 million less (in net present value terms) than they would have been had VYNPC continued to own and operate Vermont Yankee.(35) Equally or more important, VYNPC's wholesale customers, the Sponsors, and ultimately their retail customers, will no longer be responsible for paying for the costs of owning and operating Vermont Yankee, regardless of the level of its operation. Instead, under the PPA, VYNPC will be responsible only for paying a specified fixed price per megawatt hour of electricity actually produced and delivered.(36) Entergy Nuclear VY will bear the risk of Vermont Yankee operations going forward.

         Further, as part of the sale of Vermont Yankee to Entergy Nuclear VY, VYNPC's Power Contracts will be amended to protect the Sponsors from adverse rate consequences as a result of the sale of Vermont Yankee.(37) The principal changes affected by the 2001 Amendatory Agreements are:

--------------------------
(35) Mr. Wiggett describes and supports the analysis of the benefits of the proposed transaction in pre-filed testimony submitted to the Vermont Public Service Board on September 27, 2001, in Docket No. 6545. A copy of Mr. Wiggett's testimony and exhibits is contained in Attachment 2.

(36) The obligations that Vermont Yankee will retain under the PSA are discussed in Mr. Wiggett's testimony.

(37) The amendments to the Power Contracts are contained in the "2001 Amendatory Agreements" between VYNPC and the Sponsors, as shown in Exhibit BW-7 to Mr. Wiggett's


                                     D-4-22

-the replacement of the principal part of the Power Contracts' formula mechanism for the recovery of VYNPC's costs of operating and maintaining Vermont Yankee to produce electricity with the provision for the pass-through of the prices that VYNPC will pay to Entergy Nuclear VY under the PPA; and

-the replacement of the Power Contracts' provision for payment by the Sponsors of all costs associated with decommissioning Vermont Yankee, whatever they turn out to be, with payments necessary to retire a fixed debt, if any is required to enable VYNPC to recover its sunk investment in Vermont Yankee and to transfer to Entergy Nuclear VY the agreed level of funding for decommissioning specified in the PSA.(38)

         In fact, as Mr. Wiggett explains, VYNPC projects that the proceeds of the sale of Vermont Yankee to Entergy Nuclear VY will be sufficient to cover all of the Sponsors' obligations under the Power Contracts to compensate VYNPC for its investment in Vermont Yankee and transfer the specified level of funding for decommissioning to Entergy Nuclear VY upon closing. While the sufficiency of the sale proceeds for these purposes will depend upon the earnings of the monies in VYNPC's decommissioning trust fund and other factors, the PSA specifies that VYNPC's obligation for an additional payment toward decommissioning is capped at $5.4 million.

---------------------------
testimony. VYNPC will file the 2001 Amendatory Agreements under Section 205 of the Federal Power Act.

(38) In other respects, the Sponsors' obligations under the Power Contracts are largely unchanged. They continue to be obligated to compensate VYNPC for its investment in Vermont Yankee, including the payment of interest costs and a return on invested equity, and to pay administrative costs. Because of the sale of Vermont Yankee, VYNPC's recovery of its investment will be classified as amortization, rather than depreciation. In addition, as explained in the text, the proceeds that VYNPC will realize through the transaction are expected to be sufficient to provide for full recovery of VYNPC's sunk investment in Vermont Yankee.


                                     D-4-23

            The arrangements between VYNPC and Entergy Nuclear VY, combined with the 2001 Amendatory Agreements thus substantially replace open-ended formula rate mechanisms with fixed rate provisions. They accordingly reduce the risks that rates to VYNPC's wholesale customers could increase if the costs of operating and/or decommissioning Vermont Yankee should increase. The Amendatory Agreements thus represent partial "rate freeze" mechanisms that protect the interests of VYNPC's wholesale customers.

            Nor will the sale of Vermont Yankee adversely impact wholesale rates to any Secondary Purchasers. In order to provide further protection against adverse wholesale rate consequences as a result of the transactions, the Sponsors have committed to cap their recovery of costs under certain long-term power contracts with municipal and cooperative utilities for the resale of power and energy from Vermont Yankee. Most of these contracts expire at the end of November 2002, and each entitles the purchaser to a portion of the power and energy produced by Vermont Yankee and requires it to bear the same percentage of the costs incurred by the Sponsors to obtain that power and energy. To protect the customers under those contracts against adverse rate consequences as a result of the sale, the Sponsors commit to cap the total amount charged to those customers during the remainder of the current contract term, following the sale, at the average (applied to that remaining contract period) of the amounts charged to them during the five full calendar years preceding the anticipated closing (1997-2001), escalated to current year dollars at 3 percent per year.(39) In this way, these customers will have the assurance that they will not pay more for Vermont Yankee power after the sale than the average amounts they paid before the sale, adjusted for inflation.

-------------------------
(39) A five-year period was selected to ensure that the period included at least two years in which Vermont Yankee did not undergo a refueling outage. Costs during non-outage years tend to be lower than costs during outage years.


                                     D-4-24

         Entergy Nuclear VY does not currently have any wholesale customers or charge any wholesale rates and it will not be selling power at retail.

         C. THE PROPOSED TRANSACTION WILL NOT IMPAIR THE EFFECTIVENESS OF STATE OR FEDERAL REGULATION

         The Proposed Transaction will not impair the ability of the Commission to regulate VYNPC or Entergy Nuclear VY. Wholesale sales by VYNPC to the Sponsors, by the Sponsors to the Secondary Purchasers, and by Entergy Nuclear VY to VYNPC all will continue to be subject to Commission jurisdiction. In addition, consistent with the Merger Policy Statement, Entergy, as a registered public utility holding company under Section 3(a)(1) of PUHCA, commits to abide by the Commission's policy regarding the treatment of cost and revenues related to intra-company transactions. VYNPC is not a registered holding company under PUHCA. The Proposed Transaction will not result in the formation of a registered holding company, and therefore raises no federal regulation concerns under Ohio Power.(40) Accordingly, the Proposed Transaction raises no concern over the Commission's ability to regulate effectively after the Proposed Transaction is completed.

-------------------------
(40) Merger Policy Statement at 30,112 and 30,124-125; see also Ohio Power Co. v. FERC, 954 F.2d 779, 782-786 (D.C. Cir. 1992), cert. denied, 498 U.S. 73
(1992) ("Ohio Power").


                                     D-4-25

            The proposed transactions will not adversely affect state jurisdiction because the Applicants are seeking approval of the proposed transactions from the Vermont Public Service Board. In addition, filings will be made with other state commissions that require them. See Exhibit L for a listing of states requiring regulatory approval. These filings will provide information regarding the transaction and provide the affected states with an opportunity to evaluate any impact on state regulation associated with the transaction. Therefore, Applicants believe that the states will continue to have jurisdiction over VYNPC and the Sponsors after the transfers as they had before, but, in any case, each affected state will have a full opportunity to address any impact on state regulation in connection with the filings. No further action or review by the Commission is therefore required.

            Entergy Nuclear VY will apply for EWG status and will not be subject to state rate regulation. Likewise, Entergy Nuclear VY's affiliates that comprise Entergy Nuclear Northeast are also EWGs that are not subject to state rate regulation.

            As industry restructuring proceeds throughout the country, generating assets are being sold and/or divested by utilities. Thousands and thousands of megawatts of generation capacity have been sold or transferred without any apparent effect on ratepayers. Likewise, the sale of Vermont Yankee will have no effect on the effectiveness of state regulation over any of the


                                     D-4-26

Entergy Operating Companies. Nonetheless, consistent with prior Commission orders,(41) Entergy would agree to extend to this Proposed Transaction existing protections already in place as a result of prior Entergy hold harmless commitments and Commission orders that will hold the Entergy Operating Companies' retail rate payers harmless from any adverse effects resulting from the Proposed Transaction.(42) In this respect, there is no "regulatory gap" that would allow Entergy to allocate any increased capital cost resulting from the Transaction to the Entergy Operating Companies' retail customers.

V.       INFORMATION REQUIRED BY ORDER NO. 642

         A.       SECTION 33.2

         1. THE EXACT NAMES OF THE APPLICANTS AND THEIR PRINCIPAL BUSINESS ADDRESSES

Vermont Yankee Nuclear                      Entergy Nuclear Vermont Yankee, LLC
  Power Corporation                         440 Hamilton Avenue

-----------------------------
(41) Entergy Nuclear Indian Point 3, LLC, and Entergy Nuclear FitzPatrick, LLC, 92 FERC Paragraph 61,281 at 61,946-47 (2000); Boston Edison Co., 87 FERC Paragraph 61,053 at 61,216 (1999), reh'g pending.

(42) In the Entergy-Gulf States merger proceeding, the Commission accepted as sufficient the following hold harmless commitment from Entergy:

         Entergy shall agree that it will not oppose in principle, in proceedings at FERC, the adoption of a methodology to estimate Entergy [Corporation]'s cost of capital or the cost of capital of its subsidiaries as if there had been no merger. The parties may legitimately disagree on the best method to accomplish this objective.

         Entergy Services Inc., 65 FERC Paragraph 61,332 at 62,522-24 (1993). See also Boston Edison Co., 87 FERC Paragraph 61,053 (extending commitment to Pilgrim); Entergy Nuclear Indian Point 3, LLC, 92 FERC Paragraph 61,281 (extending commitment to Indian Point 3 and FitzPatrick); Consolidated Edison Company of New York, Inc., 95 FERC Paragraph 62,139 (2001) (extending commitment to Indian Point 2).


                                     D-4-27

185 Old Ferry Road                              White Plains, NY  10601(43)
Brattleboro, VT  05301-7002


         2. THE NAME AND ADDRESS OF THE PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS REGARDING THE APPLICATION


Kenneth G. Jaffe                                William S. Scherman
Rebecca A. Blackmer                             William R. Hollaway
Swidler Berlin Shereff                          Skadden, Arps, Slate,
  Friedman, LLP                                   Meagher & Flom LLP
3000 K Street, N.W., Suite 300                  1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                      Washington, D.C.  20005-2111
(202) 424-7500                                  (202) 371-7000
(202) 424-7643 (fax)                            (202) 393-5760 (fax)
kgjaffe@swidlaw.com                             wscherma@skadden.com
rablackmer@swidlaw.com                          whollawa@skadden.com


Bruce W. Wiggett                                Joseph L. Blount
Senior Vice President                           General Counsel
Vermont Yankee Nuclear Power                    Entergy Services, Inc.
  Corporation                                   1340 Echelon Parkway
185 Old Ferry Road                              P.O. Box 31995
P.O. Box 7002                                   Jackson, Mississippi 39286-1995
Brattleboro, Vermont  05302-7002                (601)368-5680
(802) 258-4117                                  (601)368-5694 (fax)
(802) 257-4596 (fax)                            jblount@entergy.com
bruce.wiggett@vynpc.com

-------------------
(43) As of closing of the Proposed Transaction, Entergy Nuclear VY's location will be moved to Vernon, Vermont.


                                     D-4-28

         3.       DESCRIPTION OF THE APPLICANTS

         A description of the Applicants is provided in Section II of this Application. Entergy Nuclear VY and Entergy Nuclear Northeast are described in
Section II(B) of the Application. An organizational chart showing Entergy Nuclear VY and its affiliates that comprise Entergy Nuclear Northeast is included as Exhibit C hereto. Vermont Yankee has no subsidiaries, and its only affiliates are its shareholders, listed in Section II(A) of the Application. As all of the entities relevant to the Proposed Transaction are described herein, Applicants request a waiver of the extensive merger requirements to provide descriptions of entities not relevant to the Proposed Transaction. As provided in Exhibit E hereto, the Applicants have no common directors or officers.

         4.       GENERAL STATEMENT BRIEFLY DESCRIBING JURISDICTIONAL FACILITIES

         The Applicants' jurisdictional facilities are described in Section II of this Application.

         5.       NARRATIVE DESCRIPTION OF THE PROPOSED TRANSACTION

         See Section II above and Exhibit H attached hereto.

         6.       ALL CONTRACTS RELATED TO THE PROPOSED TRANSACTION

         See Exhibit I attached hereto.

         7. STATEMENT EXPLAINING THE FACTS RELIED UPON TO DEMONSTRATE THAT THE PROPOSED TRANSACTION IS CONSISTENT WITH THE PUBLIC INTEREST

         See Section IV above and Exhibit J attached hereto.


                                     D-4-29

         8. IF THE PROPOSED TRANSACTION INVOLVES PHYSICAL PROPERTY GENERAL OR KEY MAP SHOWING THE PROPERTIES OF EACH PARTY TO THE TRANSACTION

         The physical property involved in the Proposed Transaction includes the Vermont Yankee nuclear power plant and its associated interconnection facilities. A map of physical property is attached as Exhibit K hereto.

         9.       REGULATORY ACTIONS NECESSARY TO COMPLETE THE TRANSACTION

         See Exhibit L attached hereto.

         B.       SECTION 33.3 AND 33.4

         An Appendix A competitive analysis screen for the Proposed Transaction is provided in the affidavit of Dr. Henderson, provided as Attachment 1 hereto, and summarized in Section III.A above.

         C.       SECTION 33.5

         Entergy Nuclear VY is not required to maintain its books of account in accordance with the Commission's Uniform System of Accounts in 18 C.F.R. Part
101. VYNPC's proposed accounting for the transaction is described in Attachment
3.

         D.       SECTION 33.6

         A Form of Notice suitable for publication in the Federal Register is provided as Attachment 4 hereto and also is provided in electronic format on a 3-1/2" diskette.


                                     D-4-30

VI. THE DIVESTITURE SHOULD BE APPROVED EXPEDITIOUSLY WITHOUT FURTHER HEARING PROCEDURES

         For the reasons stated herein, Applicants' Proposed Transaction satisfies the Commission's standards stated in the Merger Policy Statement and Order No. 642 and is consistent with the public interest. Applicants respectfully request that the Commission approve the Proposed Transaction no later than January 12, 2002. This would be approximately 90 days after the filing date of this Application, consistent with the target of 60 to 90 days set forth in Order No. 642.(44)

VII.        CONCLUSION

            WHEREFORE, for the reasons set forth above, Applicants respectfully request that the Commission grant this Application by January 12, 2002.

                                               Respectfully submitted,



                                               --------------------------

-----------------------------
(44)     Order No. 642 at 13.


                                     D-4-31

Kenneth G. Jaffe                               William S. Scherman
Rebecca A. Blackmer                            William R. Hollaway
Swidler Berlin Shereff                         Skadden, Arps, Slate,
  Friedman, LLP                                  Meagher & Flom LLP
3000 K Street, N.W., Suite 300                 1440 New York Avenue, N.W.
Washington, D.C. 2007-5116                     Washington, D.C.  20005
(202) 424-7500                                 (202) 371-7819

John H. Marshall                               Joseph L. Blount
Nancy S. Malmquist                             General Counsel
Downs Rachlin & Martin PLLC                    Entergy Services, Inc.
90 Prospect Street, PO Box 99\                 1340 Echelon Parkway
St. Johnsbury, VT 05819-0099                   P.O. Box 31995
(802) 748-8324                                 Jackson, Mississippi 39286-1995
(802) 748-4394 (fax)                           (601)984-9000


Counsel for Vermont Yankee                     Counsel for Entergy Nuclear
  Nuclear Power Corporation                      Vermont Yankee, LLC


October 12, 2001


                                     D-4-32

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                                  VERIFICATION



STATE OF VERMONT        )
                        )           ss.
COUNTY OF WINDHAM       )


         NOW, BEFORE ME, the undersigned authority, personally came and appeared, Bruce W. Wiggett, who, after first being duly sworn by me, did say:

         That he is Vice-President of Finance and Administration and Treasurer of Vermont Yankee Nuclear Power Corporation; that he has the authority to verify the foregoing application and exhibits on behalf of Vermont Yankee Nuclear Power Corporation; that he has knowledge of the matters contained herein; and that to the best of his knowledge, information and belief, the representations are true and correct.


                                        --------------------------------
                                        Bruce W. Wiggett


SUBSCRIBED AND SWORN to before me this ____ day of October, 2001.


---------------------------
Notary Public


                                     D-4-33

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

VERMONT YANKEE NUCLEAR POWER        )
  CORPORATION                       )
  AND                               )           DOCKET NO. EC02-_____-000
ENTERGY NUCLEAR VERMONT YANKEE, LLC )


                                  VERIFICATION

STATE OF NEW YORK         )
                          )     ss.
COUNTY OF WESTCHESTER     )

            NOW, BEFORE ME, the undersigned authority, personally came and appeared, Michael R. Kansler who, after first being duly sworn by me, did say:

            That he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC; that he has the authority to verify the foregoing application and exhibits on behalf of Entergy Nuclear Vermont Yankee, LLC; that he has knowledge of the matters contained herein; and that to the best of his knowledge, information and belief, the representations are true and correct.


                                    --------------------------------
                                    Michael R. Kansler


SUBSCRIBED AND SWORN to before me this ____ day of October, 2001.

---------------------------
Notary Public


                                     D-4-34

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Vermont Yankee Nuclear Power         )
  Corporation                        )
  and                                )           Docket No. EC02-_____-000
Entergy Nuclear Vermont Yankee, LLC  )

                                NOTICE OF FILING

                                 (_______, 2001)

            Take notice that on October 12, 2001, Vermont Yankee Nuclear Power Corporation ("VYNPC") and Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") filed with the Federal Energy Regulatory Commission an application pursuant to section 203 of the Federal Power Act for authorization of a disposition of jurisdictional facilities whereby VYNPC will divest, and Entergy Nuclear VY will acquire, the 510 megawatt Vermont Yankee Nuclear Power Station located in Vernon, Vermont, including the facility's appurtenant interconnection facilities.

            Any person desiring to be heard or to protest such filing should file a motion to intervene or protest with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 CFR
385.211 and 385.214). All such motions or protests should be filed on or before _______, 2001. Protests will be considered by the Commission to determine the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection. This filing may also may be viewed on the Internet at http://www.ferc.fed.us/online/rims.htm (call 202-208-2222 for assistance). Comments, protests and interventions may be filed electronically via the internet in lieu of paper. See, 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission's web site at http://www.ferc.fed.us/efi/doorbell.htm.


                                              David P. Boergers
                                              Secretary


                                     D-4-35

                                                                       EXHIBIT C


                              ORGANIZATIONAL CHART

            Attached is an organizational chart showing Entergy Nuclear VY and its affiliates that comprise Entergy Nuclear Northeast.


                                     D-4-36

                                                                       EXHIBIT E

                          COMMON OFFICERS OR DIRECTORS

            The Applicants have no common directors or officers.


                                     D-4-37

                                                                       EXHIBIT H

                     DESCRIPTION OF THE PROPOSED TRANSACTION

         VYNPC conducted an auction process in which it solicited proposals to purchase Vermont Yankee and its related assets. The auction process culminated in the negotiation and execution of various agreements between VYNPC and Entergy Nuclear VY to effectuate the Proposed Transaction, including a Purchase and Sale Agreement (the "PSA") by and between VYNPC, as Seller, Entergy Nuclear VY, as Buyer, and Entergy, as Guarantor August 15, 2001.

         Pursuant to the PSA, VYNPC will sell, assign, convey, deliver and transfer Entergy Nuclear VY, and Entergy Nuclear VY will purchase, assume and acquire Vermont Yankee and certain facilities and other assets associated therewith and ancillary thereto. The FERC jurisdictional facilities to be transferred pursuant to the Proposed Transaction include the interconnection facilities necessary to interconnect Vermont Yankee to the transmission grid. These jurisdictional facilities include generator leads, step-up transformers, transmission feeders, and associated control wiring.

         The PSA specifies that ENIP2 will pay approximately $116 million for the assets (other than nuclear fuel and inventories), approximately $35 million for the nuclear fuel inventory (estimated to be the Adjusted Book Value of nuclear fuel at the time of closing), and approximately $29 million for other inventory (estimated to be the Adjusted Book Value of other inventory at the time of closing). Also pursuant to the PSA, Entergy Nuclear VY has agreed to assume defined liabilities related to Vermont Yankee including the liabilities to decommission the plant and to manage and dispose of the spent fuel. The final purchase price is subject to minor adjustments at the time of closing.

         The Proposed Transaction also includes a long-term PPA between VYNPC and Entergy Nuclear VY, dated September 7, 2001. The PPA obligates Entergy Nuclear VY to sell, and VYNPC to purchase, the entire current output of energy, capacity and other associated ancillary services and NEPOOL products from Vermont Yankee at specified rates through March 21, 2012, but provides two "Exercise Dates" of February 28, 2005 and December 31, 2007 on which VYNPC may reduce or eliminate the amount it purchases. The PPA does not include the output from the potential ten percent power uprate for Vermont Yankee under consideration by Entergy Nuclear VY. The PPA will be addressed in more detail in Entergy Nuclear VY's FPA Section 205 application to the Commission for market-based rate authority.

         Pursuant to the Proposed Transaction, Entergy Nuclear VY is also entering into an Interconnection Agreement with VELCO that will establish the relationship, terms and conditions by which VELCO will interconnect the Vermont Yankee transmission switchyard to


                                     D-4-38

VELCO's transmission facilities, and thereby connect Vermont Yankee to the transmission grid. The Interconnection Agreement will be filed by VELCO as a service agreement under its OATT.


                                     D-4-39

                                                                       EXHIBIT I

                  CONTRACTS RELATED TO THE PROPOSED TRANSACTION

            Attached are contracts related to the Proposed Transaction, including the PSA and the PPA (which is included as an exhibit in the PSA).


                                     D-4-40

                                                                       EXHIBIT J

          FACTS RELIED UPON TO DEMONSTRATE THE PROPOSED TRANSACTION IS
                       CONSISTENT WITH THE PUBLIC INTEREST

         A discussion of the facts relied upon to demonstrate that the Divestiture Transaction's effect on competition is consistent with the public interest are provided in Section IV.A of this Application, in the attached Affidavit of Dr. J. Stephen Henderson and in the attached testimony of Mr. Bruce
W. Wiggett. See Attachments 1 and 2. The facts relied upon to demonstrate that the Transaction's effect on rates and effect on regulation are consistent with the public interest are included in Sections IV.B and IV.C of this Application.


                                     D-4-41

                                                                       EXHIBIT K

                            MAP OF PHYSICAL PROPERTY

            Attached is a map showing the physical property involved in the Proposed Transaction, except for the non-jurisdictional office and training facilities. The office and training facilities are located Brattleboro, Vermont.


                                     D-4-42

                                                                       EXHIBIT L

                              REGULATORY APPROVALS

         In addition to the approval of the Commission, the Proposed Transaction requires: (i) approval of the Vermont Public Service Board ("VPSB") pursuant to 30 V.S.A. Sections 102 and 231, for which an application, including supporting affidavits, was filed with the VPSB on September 27, 2001; (ii) approvals of the Massachusetts Department of Telecommunications and Energy, the Connecticut Department of Public Utilities Control and the New Hampshire Public Utilities Commission of the participation of the Sponsors in the respective states in the PSA, PPA and 2001 Amendatory Agreements as to mitigation and recovery of costs arising therefrom, including any prepayment of 2001 Amendatory Agreement obligations; (iii) approval of the affected state public service commissions for designation of Vermont Yankee as an "eligible facility" for status as an Exempt Wholesale Generator ("EWG") pursuant to 15 U.S.C. Section 79z-5a(c), for which applications will be filed; (iv) a private letter ruling from the Internal Revenue Service ("IRS") with respect to the transfer of assets from decommissioning trusts for Vermont Yankee, for which a request will be filed; (v) expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 ("HSR"), 15 U.S.C. Section 18a (1994), for which a request will be filed; (vi) approval of the Nuclear Regulatory Commission ("NRC") foR the transfer of the NRC license for Vermont Yankee from VYNPC to Entergy Nuclear VY and ENO, for which an application was filed with the NRC on October 5, 2001; and (vii) approval of the Securities and Exchange Commission ("SEC") for VYNPC to transfer Vermont Yankee and for VYNPC's new financing, if any.


                                     D-4-43

EXHIBIT D-6

VERMONT YANKEE                                                      10 CFR 50.80
NUCLEAR POWER CORPORATION                                           10 CFR 50.90
185 OLD FERRY ROAD, PO BOX 7002, BRATTLEBORO, VT 05302-7002
(802) 257-5271

                                                                 October 5, 2001
                                                                 BVY 01-76

U.S. Nuclear Regulatory Commission
Attention: Document Control Desk
Washington, DC 20555-0001

SUBJECT:  VERMONT YANKEE NUCLEAR POWER CORPORATION,
          ENTERGY NUCLEAR VERMONT YANKEE, LLC, AND
          ENTERGY NUCLEAR OPERATIONS, INC.
          VERMONT YANKEE NUCLEAR POWER STATION
          DOCKET NUMBER 50-271
          LICENSE NUMBER DPR-28
          TRANSFER OF FACILITY OPERATING LICENSE
          AND PROPOSED LICENSE AMENDMENTS

Vermont Yankee Nuclear Power Corporation ("VYNPC"), Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") and Entergy Nuclear Operations, Inc. ("ENO") hereby request the transfer of the Vermont Yankee Nuclear Power Station ("VY") Facility Operating License DPR-28 from VYNPC to Entergy Nuclear VY to possess, and to ENO to possess, use and operate VY. The request is made in accordance with 10 CFR 50.80. Proposed license amendments conforming with the transfer are also submitted in accordance with 10 CFR 50.90.

This letter contains information that is requested to be withheld from public disclosure pursuant to 10 CFR 2.790(a)(4) and 10 CFR 9.17(a)(4). The Affidavit in support of this request is included with this application. Therefore, there are redacted and non-redacted versions of Enclosures 1, 5, 7, 8 and 9 of this submittal. The shaded portions of the Enclosures signify the information being requested to be withheld from public disclosure and the information that has been redacted. Both redacted and non-redacted versions of the Enclosures are being filed concurrently.

                                     D-6-1

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


The transfer is requested as a result of the Purchase and Sale Agreement ("PSA") signed by VYNPC and Entergy Nuclear VY on August 15, 2001, to purchase VY. The Purchase and Sale Agreement also includes the purchase of certain other assets including the switchyards.

Upon closing of the sale and approval of the operating license transfer, the ownership, control and operation of VY, and all special nuclear material including spent and unspent fuel, will change from VYNPC to Entergy Nuclear VY and ENO. In the interim (i.e., before closing of the sale), VYNPC will retain full operational control of VY. No actions will be taken prior to closing (e.g., transfer of employees, reassignment of contracts) that would need to be rescinded. Further, closing of the sale cannot occur until all regulatory approvals are received.

The information in support of the transfer, including proposed amendments to the Facility Operating License and Technical Specifications, is enclosed as follows:

-    Enclosure 1 is the Application for Transfer of Facility Operating License.

- Enclosure 1, Attachment A, contains proposed amendments to the Facility Operating License. This includes the identification of changes (primarily changes in the name of the licensee) to all pages of the license that are impacted by the change in ownership. VYNPC considers the proposed amendments to be administrative changes. Included are marked-up pages of the current license and clean copies of the revised license.

- Enclosure 1, Attachment B, is proposed amendments to the Technical Specifications. These involve only a change in the name of the licensee in the Technical Specifications. VYNPC considers the proposed amendment to be an administrative change. Included are marked-up copies of the affected current Technical Specification pages as well as clean copies of the revised pages.

- Enclosure 1, Attachment C, provides the No Significant Hazards Consideration determination confirming the generic determination in 10 CFR 2.1315.

-    Enclosure 2 provides the Entergy Corporation 10-Ks for the last 5 years.

- Enclosure 3 provides the Entergy Corporation subsidiaries' Moody's and Standard and Poor's Bond Ratings (last 3 years) and Entergy Corporations' Standard and Poor's Bond Rating.

- Enclosure 4 provides a copy of the signed Purchase and Sale Agreement between VYNPC and Entergy Nuclear VY, LLC without schedules.


                                     D-6-2

                                       VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


-- Enclosure 5 provides a copy of the proposed Operating Agreement between Entergy Nuclear VY and ENO.

-- Enclosure 6 provides (1) an Organizational Chart of the Entergy
   Non-Regulated Nuclear Organization, (2) a copy of the legal structure of the Entergy Nuclear non-regulated businesses, (3) resumes of Jerry Yelverton and Michael Kansler and (4) and the resume of Admiral George Davis.

-- Enclosure 7 provides the Inter-Company Credit Agreements between Entergy
   International Holdings Ltd. LLC, Entergy Global Investments, Inc. and Entergy Nuclear VY.

-- Enclosure 8 provides financial statements for Entergy International Holdings
   Ltd., LLC and Entergy Global Investments, Inc.

-- Enclosure 9 provides the financial statement for Entergy Nuclear VY.

-- Enclosure 10 provides the calculation of the NRC Decommissioning Funding
   Requirement.

The sale and purchase of VY requires approvals, notifications or actions from other regulatory agencies, including the Federal Energy Regulatory Commission and the Vermont Public Service Board. These approvals, or actions are being sought separately under each agency's regulatory requirements.

VYNPC, Entergy Nuclear VY, and ENO request that the U.S. Nuclear Regulatory Commission ("NRC") review this application on a schedule that will permit issuance of an order consenting to the transfer by February 28, 2002, and that the conforming license amendments be issued to become effective upon closing. The completion of sale and license transfer will reduce the cost of service from the Station to Vermont Yankee's sponsor utilities and their customers, including the Vermont customers served by the Station, and all parties therefore want to act expeditiously to ensure that the terms Purchase and Sale Agreement and Power Purchase Agreement, which are very favorable, will be available to customers served by Vermont Yankee at the earliest possible date. The sale of Vermont Yankee has been pending for a long time and there is a need to bring the sale process to a prompt resolution to provide certainty to the work force. We would therefore, greatly appreciate the NRC's earliest attention to this application. VYNPC, Entergy Nuclear VY, and ENO will maintain close communication with the NRC Staff to facilitate coordination among all affected agencies.

Please feel free to contact Mr. Robert Wanczyk, Director of Safety and Regulatory Affairs, at Vermont Yankee Nuclear Power Corporation at (802) 258-4140 or Ms. Connie Wells, Senior Manager, Business Development, at Entergy Nuclear Operations


                                     D-6-3

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License NO. DPR-28
Entergy Nuclear Operations, Inc.


Inc. at (914) 272-3206 if you have any questions or require any additional information regarding this request.

                                       Sincerely,

                                       VERMONT YANKEE NUCLEAR POWER CORPORATION

                                       /s/ Ross P. Barkhurst
                                       Ross P. Barkhurst
                                       President and Chief Executive Officer


Enclosures

cc:  USNRC Region 1 Administrator
     USNRC Resident Inspector -- VYNPS
     USNRC Project Manager -- VYNPS
     VT Department of Public Service



                                     D-6-4

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION


                                                       SALLY A. SANDSTRUM
                                                       NOTARY PUBLIC
                                                       WINDHAM COUNTY, VERMONT
For Vermont Yankee Nuclear Power Corporation

          /s/ Ross. P. Barkhurst                 10/5/01
          --------------------------             ------------------------------
          Ross P. Barkhurst                       Date


STATE OF VERMONT)
                )ss
WINDHAM COUNTY  )

Then personally appeared before me, Ross Barkhurst, who being duly sworn, did state that he is President and Chief Executive Officer of Vermont Yankee Nuclear Power Corporation and that he is duly authorized to execute and file the submission contained herein the name and on behalf of Vermont Yankee Nuclear Power Corporation and that the statements attributable to Vermont Yankee
Nuclear Power Corporation, are true to the best of his knowledge and belief.

                                       /s/ Sally A. Sandstrum
                                      ---------------------------------------
                                      Sally A. Sandstrum, Notary Public
                                      My Commission expires February 10, 2003




                                     D-6-5

For Entergy Nuclear Vermont Yankee, LLC, and Entergy Nuclear Operations, Inc.

               /s/ Michael R. Kansler             10/5/01
               -------------------------------    -----------------------
               Michael R. Kansler                 Date


State of
(County of              )

Then personally appeared before me, Michael R. Kansler, who being duly sworn, did state that he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., that he is duly authorized to execute and file the submittal contained herein in the name and on behalf of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., and that the statements attributable to Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are true to the best of his knowledge and belief.

My commission expires:

               Oct. 5, 2001        /s/ Patricia L. Terry
               ----------------    --------------------------
               Date                Notary Public

                               PATRICIA L. TERRY
                        Notary Public, State of New York
                                  No. 4991258
                        Qualified in Westchester County
                        Commission Expires Jan. 27, 2002


                                     D-6-6

                                   AFFIDAVIT
                                  -----------

I, Michael R. Kansler, Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC (Entergy Nuclear VY), and Entergy Nuclear Operations, Inc. (ENO), do hereby affirm and state:

1. Entergy Nuclear VY and ENO are providing information in support of the proposed license transfer and conforming amendments (VY Docket No. 50-271). The documents being provided in Enclosure 1 Section II.F (Financial Qualifications), and in Enclosures 5, 7, 8 and 9 contain Entergy Nuclear VY and ENO's financial projections related to the operation of VY and the commercial terms of a unique transaction. These documents constitute proprietary commercial and financial information that should be held in confidence by the NRC pursuant to 10 CFR 9.17(a)(4) and the policy reflected in 10 CFR 2.790, because:

          a. This information is and has been held in confidence by Entergy Nuclear VY and ENO.

          b. This information is of a type that is held in confidence by Entergy Nuclear VY and ENO and there is a rational basis for doing so because the information contains sensitive financial information concerning Entergy Nuclear VY and ENO's projected revenues and operating expenses.

          c. This information is being transmitted to the NRC in confidence.

          d. This information is not available in public sources and could not be gathered readily from other publicly available information.

          e. Public disclosure of this information would create substantial harm to the competitive position of Entergy Nuclear VY and ENO by disclosing Entergy Nuclear VY and ENO's internal financial projections and the commercial terms of a unique transaction to other parties whose commercial interests may be adverse to those of Entergy Nuclear VY and ENO.



                                     D-6-7

2. Accordingly, Entergy Nuclear VY and ENO request that the designated documents be withheld from public disclosure pursuant to 10 CFR 2.790(a)(4) and 10 CFR 9.17(a)(4).

                             /s/ Michael R. Kansler               10/5/01
                             ---------------------------------------------------
                                 Michael R. Kansler            Date

State of
(County of               )

Then personally appeared before me, Michael R. Kansler, who being duly sworn, did state he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., that he is duly authorized to execute and file this affidavit in the name and on behalf of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. and that the statements are true to the best of his knowledge and belief.


My commission expires:

                                  Oct. 5, 2001           /s/  Patricia L. Terry
                               ------------------------- -----------------------
                               Date                      Notary Public


                                                       PATRICIA L. TERRY
                                               Notary Public, State of New York
                                                          No. 4991258
                                                Qualified in Westchester County
                                                Commission Expires Jan. 27, 2002







                                     D-6-8

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Mr. Robert M. Pulsifer, Project               Mr. David Lewis
 Manager                                      Shaw Pittman LLC
Project Directorate I                         2300 N Street, N.W.
Division of Licensing Project                 Washington, DC 20037
 Management
U.S. Nuclear Regulatory Commission
Mail Stop 8B1
Washington, DC 20555
(Addressee Only)

(9 copies)

Ms. Nancy Malmquist
Downs, Rachlin and Martin PLLC
90 Prospect Street
P.O. Box 99
St. Johnsbury, VY 05819-0099

cc: (redacted version w/ enclosures)

Ms. Christine Salembier,                      Mr. Hubert J. Miller
 Commissioner                                 Region I Administrator
Vermont Department of Public                  U.S. Nuclear Regulatory
 Service                                       Commission
112 State Street                              475 Allendale Road
State Office Building                         King of Prussia, PA 19406
Montpelier, VT 05602

Office of Resident Inspector                  Mr. John L. Minns, Project Manager
 Vermont Yankee Nuclear Power                 Division of Reactor Program
 Station                                       Management
U.S. Nuclear Regulatory                       US Nuclear Regulatory Commission
 Commission                                   Mail Stop 10D-4
P.O. Box 176                                  Washington, DC 20555
Vernon, VT 05354



                                     D-6-9

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



                                 ENCLOSURE 1


            Application For Transfer Of Facility Operating License

Pursuant to 10 CFR 50.80, Vermont Yankee Nuclear Power Corporation (VYNPC), Entergy Nuclear Vermont Yankee, LLC (Entergy Nuclear VY), and Entergy Nuclear Operations, Inc. (ENO) (collectively the applicants) do hereby apply for a transfer of Facility Operating License No. DPR-28, from VYNPC to Entergy Nuclear VY and ENO. The applicants also request conforming amendments to Facility Operating License No. DPR-28 to delete references to VYNPC and to authorize Entergy Nuclear VY to possess, and ENO to possess, use, and operate the Vermont Yankee Nuclear Power Station (Vermont Yankee), under the same conditions and authorizations included in the current license.

Marked pages showing the requested changes to the license, as well as clean printed pages of the Facility Operating License, are provided as Attachment A to this enclosure. Marked pages showing the requested changes to the Technical Specifications, as well as clean printed pages, are provided as Attachment B to this enclosure. Consistent with the NRC's generic determination in 10 C.F.R
Section 2.1315, Attachment C provides the evaluation showing that these amendments raise no significant hazards consideration.

Administrative changes to documents other than the Facility Operating License and Technical Specifications will be required by the sale of Vermont Yankee. Changes to those documents that are related to the Facility operating License, such as the Updated Final Safety Analysis Report, Physical Security Plan, and Emergency Plan will be achieved during periodic or routine licensing correspondence or updates required by NRC regulations, such as 10 CFR 50.71(e). Changes to documents such as procedures, drawings and manuals will be achieved during internal periodic or routine processes applicable to those documents. Changes to documents such as licenses, permits and certificates will be achieved during periodic or routine processes applicable to those documents. Changes to documents such as licenses, permits and certificates will be achieved during periodic or routine applications to Federal, state, and local government agencies such as the Federal Communications Commission (communications licenses), and local governments and towns. Such changes are mentioned only in recognition that changes (primarily changes in owner name) to documents other than those in the proposed amendments will likely be required. Such changes, however, are collateral to the transfer of the license and the proposed amendments.

1.  Background



                                     D-6-10

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



VYNPC is the sole owner and operator of Vermont Yankee. The sale and transfer of Vermont Yankee implements VYNPC's decision to divest its nuclear generation assets.

On August 15, 2001, VYNPC entered into a Purchase and Sale Agreement ("PSA") under which it will sell its interest in Vermont Yankee to Entergy Nuclear VY. A copy of the signed PSA is included as Enclosure 4 to this letter. Major issues addressed in the PSA include:

- Upon closing (and subject to the NRC's consent and license amendment), Entergy Nuclear VY will assume title to the facilities (including all equipment, spare parts, fixtures, inventory and other property necessary for the operation and maintenance of Vermont Yankee), will take title to all used and spent nuclear fuel and other licensed nuclear materials at Vermont Yankee, and through its authorized agent, ENO, will assume all responsibility for the operation and maintenance of the plant.

-  All regular employees of VYNPC will be offered employment with ENO.

- As part of the transaction, VYNPC has entered into a power purchase agreement through March 21, 2012 with Entergy Nuclear VY under which VYNPC will purchase energy and capacity from Entergy Nuclear VY at pre-established rates and schedules.

- At the closing of the sale, VYNPC will transfer the assets of its Qualified and Nonqualified Decommissioning Trust Funds to a trust fund to be established by Entergy Nuclear VY. The amount of the funds transferred is projected by Entergy Nuclear VY to meet NRC funding requirements. If any additional amount is needed in order to satisfy the NRC's funding requirements, this amount will be supplied by Entergy Nuclear VY through an additional deposit of funds, a surety, or a parent or affiliate company guarantee. The responsibility for decommissioning the plant will transfer to Entergy Nuclear VY upon transfer of the NRC license and closing of the sale.

- The sale and purchase of Vermont Yankee requires approvals, notifications, and/or actions from other agencies, including the Federal Energy Regulatory Commission (FERC), and the Vermont Public Service Board. These approvals are being sought separately under the respective regulatory requirements.


II.  Supporting Information

Vermont Yankee is a 510 megawatt single unit boiling water reactor located in Vernon, Vermont. Vermont Yankee was issued an operating license on March 21, 1972 which expires on March 21, 2012. Entergy Nuclear VY will own Vermont Yankee, and ENO


                                     D-6-11

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



will operate and maintain Vermont Yankee as agent for Entergy Nuclear VY, pursuant to an Operating Agreement between Entergy Nuclear VY and ENO (Enclosure
5). As required by 10 CFR 50.80, the following information is provided consistent with the format of 10 CFR 50.33, 10 CFR 30.33a, and 10 CFR 50.34.


                      Information Required by 10 CFR 50.33

A.   Name of Applicants (New Licensees)

     Entergy Nuclear Vermont Yankee, LLC
     Entergy Nuclear Operations, Inc.

B.   Address

     440 Hamilton Ave.
     White Plains, NY 10601

C.   Description of Business or Occupation

     Entergy Nuclear Vermont Yankee, LLC is engaged principally in the business of owning all or part of a nuclear power facility and selling electric energy at wholesale in the United States. Entergy Nuclear Operations, Inc. is engaged principally in the business of operating nuclear power facilities.

D.   Corporate Information

     1. Entergy Nuclear Vermont Yankee, LLC, a Delaware Limited Liability Company, is an indirect wholly owned subsidiary of Entergy Corporation, and an indirect wholly owned subsidiary of Entergy Nuclear Holding Company #3. The principal office will be located in Vernon, VT, an additional office will be located in Brattleboro, VT.

        Entergy Nuclear Operations, Inc., a Delaware Corporation, is an indirect wholly-owned subsidiary of Entergy Corporation, and a direct wholly-owned subsidiary of Entergy Nuclear Holding Company #2. The principal place of business is located in White Plains, NY.

        The corporate structure for these organizations is shown on Enclosure 6.

     2. The principal Officers of Entergy Nuclear Vermont Yankee, LLC, all of whom are citizens of the United States, are as follows:


                                     D-6-12

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

     Jerry W. Yelverton            President and Chief Executive Officer
     C. John Wilder                Executive Vice President and Chief
                                   Financial Officer
     Steven C. McNeal              Vice President and Treasurer
     Michael R. Kansler            Senior Vice President and Chief Operating
                                   Officer
     Michael G. Thompson           Executive Vice President-Law and Secretary
     Joseph L. Blount              Assistant Secretary
     Christopher T. Screen         Assistant Secretary

     Entergy Nuclear Vermont Yankee, LLC has no board of Directors; it is governed by a Management Committee that is comprised solely of Donald C. Hintz, a citizen of the United States.


     The principal Officers of Entergy Nuclear Operations, Inc., all of whom are citizens of the United States, are as follows:

     Jerry W. Yelverton            President and Chief Executive Officer
     C. John Wilder                Executive Vice President and Chief
                                   Financial Officer
     Steven C. McNeal              Vice President and Treasurer
     Michael R. Kansler            Senior Vice President and Chief Operating
                                   Officer
     Danny R. Pace                 Vice President, Engineering
     C. Randy Hutchinson           Sr. Vice President, Business Development
     Michael G. Thompson           Executive Vice President-Law and Secretary
     Joseph L. Blount              Assistant Secretary
     Christopher T. Screen         Assistant Secretary
     Joseph T. Henderson           Sr. Vice President and General Tax Counsel

     The Directors of Entergy Nuclear Operations, Inc., all of whom are citizens of the United States are as follows:

     Jerry W. Yelverton, Chairman
     Donald C. Hintz
     C. John Wilder

     The business mailing address of Messrs. Hintz and Wilder is:

     639 Loyola Avenue
     New Orleans, LA 39213

                                     D-6-13

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

          The business mailing address of Mr. Yelverton is:

          1340 Echelon Parkway
          Jackson, MS 39213

     3. Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are not owned, controlled, or dominated by an alien, a foreign corporation, or a foreign government.

     4. In seeking to become the licensed owner and operator of Vermont Yankee and the Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are not acting as agents or representatives of another entity.

E.        Class of License

          The applicants are requesting a direct transfer of the existing license. A change in the class of the Facility Operating License is not being requested as part of the transfer.

F.        Financial Qualifications

          Entergy Nuclear VY and ENO do not qualify as electric utilities under 10 CFR 50.2; therefore, the following information is provided to demonstrate financial qualifications in accordance with 10 CFR 50.33(f).

          1. As requested by 10 CFR 50.33(f)(3), Entergy Nuclear VY and ENO are indirect, wholly-owned subsidiaries of Entergy Corporation. Headquartered in New Orleans, LA, Entergy Corporation is a U.S.-based global energy company with power production, distribution operations and related diversified services. Entergy Corporation owns, manages or invests in power plants generating nearly 31,000 megawatts of electricity. Through its subsidiaries (both regulated and non-regulated), Entergy Corporation owns and operates nine nuclear power plants at seven sites -- Arkansas Nuclear One Units 1 and 2, Grand Gulf Nuclear Station, River Bend Station, Waterford 3 Steam Electric Station, Pilgrim Nuclear Power Station, Indian Point Nuclear Generating Units Nos. 1 and 2, Indian Point Nuclear Generating Unit No. 3, and the James A. FitzPatrick Nuclear Power Station. Entergy Corporation distributes energy to more than 2.5 million customers in the U.S. and is also among the top 10 power marketers in the U.S. As of June 30, 2001, Entergy Corporation had total assets of $21 billion. Entergy Corporation's 10-Ks for the past five years are attached as Enclosure 2 to this filing. Also attached as Enclosure 3


                                     D-6-14

Vermont Yankee Nuclear Power Corporation             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                  License No. DPR-28
Entergy Nuclear Operations, Inc.



     are Moody's and Standard and Poor's bond rating for the past three years demonstrating Entergy Corporation's subsidiary investment-grade bond ratings and Entergy Corporation's most recent Standard and Poor's bond rating.(1)

     Entergy Nuclear VY is a newly formed entity, and either through a parent or affiliate company, will provide the funds necessary to purchase Vermont Yankee. Entergy Corporation has unconditionally guaranteed payment of the purchase price and performance under the PSA, at or prior to closing. At the closing of the purchase, Vermont Yankee will be the only asset on Entergy Nuclear VY balance sheet. As of the date of this application, Entergy Nuclear VY has no liabilities. ENO was formed in February 2000 and currently employs approximately 2400 persons at Indian Point Units 1, 2 and 3, FitzPatrick Nuclear Power Station, and its White Plains office.(2)

2. The following information is submitted pursuant to 10 CFR 50.33(f)(2). Entergy Nuclear VY and ENO have assurance of obtaining the funds necessary to cover estimated costs to operate Vermont Yankee. Entergy Nuclear VY has signed a power purchase agreement with VYNPC. Under this contract, Entergy Nuclear VY will sell 100% of the total energy of Vermont Yankee at fixed prices through March 2012.(3) After March 2012, Entergy Nuclear VY will pursue other firm contracts or sell any uncommitted power into the market in Vermont and the surrounding area. The following table summarizes the average annual prices and terms of the power purchase agreement through 2007. Since closing is assumed to occur on February 28, 2002, this application provides data through 2007 in order to cover five full years of projections.


-------------------
(1) Entergy Corporation was rated by Standard and Poor's for the first time in June 2001.
(2) ENO will also become the licensed operator of Pilgrim Nuclear Power Station upon approval by the NRC of an August 24, 2001 Application to transfer the operating license to ENO. This will bring the number of ENO employees to approximately 3150.
(3) VYNPC's entitlement under the power purchase agreement does not include capacity that would be available if an uprate is successfully completed at VY, and Entergy Nuclear VY retains the right to sell any portion of the output not included in the VYNPC entitlement.

                                     D-6-15

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.


          Year      Output to      Contract Price
                    Contract%      ($/Mwh)
          ----      ---------      --------------
          2002        100            42.60
          2003        100            42
          2004        100            42.80
          2005        100            39.50
          2006        100            39
          2007        100            40

Vermont Yankee's capacity factors for the last five years are shown below:


1996      84.8%*
1997      95.5%*
1998      75.2%*
1999      90.9%*
2000      101.5%*
2001      91.3% (through Sept. 2001)**

*Source: International Atomic Energy Agency (PRIS database).
**Source: plant data
(Note: the 75.2% capacity factor achieved in 1998 was the result of a seventy-two day outage which included installation of new ECCS pump suction strainers and recoating of the Torus.)

Over the past ten years Vermont Yankee's capacity factor averaged 89 percent, and Vermont Yankee has received the General Electric capacity factor award for Boiling Water Reactors in thirteen of the last fourteen years. Entergy Nuclear VY and ENO have not identified any design, technical or environmental deficiencies which would adversely impact the continued performance of Vermont Yankee at the same or higher capacity factor.

The sale of power as described in the table above is expected to cover the expected operating and maintenance costs of Vermont Yankee and provide a margin of additional income over and above those costs. The following table demonstrates the ability of projected power sales to cover expected operating and maintenance expenses using capacity factors consistent with historical performance as described above. (The assumptions used in the five-year projection shown below do not include any additional revenue that could be realized through a power uprate. In addition, because Vermont Yankee has the capability to store spent fuel assemblies in its spent fuel pool through 2008, there are no projected costs in this five year projection associated with dry cask storage.)


                                     D-6-16

Vermont Yankee Nuclear Power Corporation                    Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                         License No. DPR-28
Entergy Nuclear Operations, Inc.



                                      2002 (10 MO.)             2003            2004           2005           2006            2007
----------------------------------------------------------------------------------------------------------------------------------
Vermont Yankee MDC (MWE)                  510                    510            510            510            510             510

Projected Capacity Factor

Average Contract Price ($/MW)           $42.60                  $42.00         $42.80         $39.50          $39.00        $40.00
Average Market Price ($/MW)

Power Sales -- Contract                137,350                 173,759        169,735        156,164         161,348       158,141
Power Sales -- Market                       --                      --             --             --              --            --
----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                         $137,350                $173,759       $169,735       $156,164        $161,348      $158,141

Operation & Maintenance
   O&M
   Outage
   Insurance

Fuel
   DOE Charges
   Amortization

Plant Depreciation

Administrative & Other
----------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses

Operating Profit

Interest Expense

Income Taxes

Net Income/(Loss)
==================================================================================================================================

Dollars in Thousands
Note: Financial Statements assume a February 28, 2002 close.

          ENO will operate Vermont Yankee at cost and will be reimbursed by Entergy Nuclear VY for its costs according to the terms of an Operating Agreement between ENO and Entergy Nuclear VY. (A copy of the proposed Operating Agreement, which will be executed at or by the closing, is included as Enclosure 5 to this letter).

          In addition to the revenue from power sales described above, at the closing of the purchase, Entergy Nuclear VY (and ENO through Entergy

                                     D-6-17

Vermont Yankee Nuclear Power Corporation                    Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                         License No. DPR-28
Entergy Nuclear Operations, Inc.


          Nuclear VY) will have access to an established line of credit of $35 million from an affiliate company, Entergy Global Investments, Inc.
          (EGI). This line of credit will provide working capital, if necessary, for the operation and maintenance of the plant. Entergy Nuclear VY anticipates that at the end of the sixth year of operation, if revenues and/or retained earnings are sufficient, this line of credit will be reduced to $20 million. In addition, $35 million will be provided through a line of credit from Entergy International Holdings Ltd. LLC (EIHL)(4), to provide additional financial resources if needed for the safe operation and maintenance of Vermont Yankee, including the costs of nuclear property damage insurance and any retrospective premium pursuant to 10 CFR 140.21. Except as described above, Entergy Nuclear VY and ENO will not reduce, replace or withdraw these lines of credit without the express consent of the NRC. Further, neither the EGI nor EIHL lines of credit may be amended without prior approval of the NRC and prior written approval of VYNPC.

          Adequate assurance that the funds to safely operate Vermont Yankee will be available has been demonstrated by the full five-year projection of income and expenses shown above. Pursuant to the NRC's direction in Power Authority of the State of New York (James A. FitzPatrick Nuclear Power Station and Indian Point Nuclear Generating Unit No. 3) CLI-01-14, slip op. at page 27 (June 21, 2001) no further demonstration of financial qualifications is required. However, to facilitate any further review the staff may believe is necessary, the availability of funds to cover fixed operating costs during a four or six-month shutdown is provided below.

          In the event of an extended shutdown, fixed operating expenses would be paid from retained earnings, as available, or by the funds described above. Of total operating expenses, the fixed portion is estimated as follows:

_______________________
(4) This $35 million line of credit is separate from, and in addition to, the $50 million line of credit previously established by EIHL for use by Entergy Nuclear FitzPatrick, LLC and Entergy Nuclear IP3, LLC, and the $35 million line of credit established by EIHL for use by Entergy Nuclear Indian Point 2, LLC.


                                     D-6-18

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


                                        2002           2003           2004           2005           2006           2007
Total Operating Expenses

Add:
    Ongoing Capital Expenditures

Less;
    Plant Depreciation
    Variable Outside Goods & Services
        (25% of 25% of O&M)
    Fuel
    Outage

Annual Fixed Operating Expenses
4 Months' Operating Expenses
6 Months' Operating Expenses
Dollars in Thousands

     G.     Emergency Preparedness

          Upon approval of the transfers, Entergy Nuclear VY, and ENO, as its authorized agent, will assume authority and responsibility for functions necessary to fulfill the emergency planning requirements specified in 10 CFR 50.47(b) and 10 CFR 50, Appendix E. No substantive changes will be made to the existing Vermont Yankee Emergency Plan nor will there be any immediate changes to the existing Emergency Response Organizations as a result of proposed license transfer.

          Actions necessary to assure continued compliance with emergency planning requirements will be completed upon the closing. As identified in Section 2.1 of the PSA (Enclosure 4), all property and assets used or usable in providing emergency warning or associated with emergency preparedness and contracts and agreements associated with emergency preparedness, including the Emergency Operating Facility are to be transferred to Entergy Nuclear VY at the closing. With respect to existing agreements for support from organizations and agencies not affiliated with VYNPC, the appropriate notifications to the parties to assure continued support will be made.

          Specific emergency plan and procedure changes to reflect the change in ownership and operation will be handled in accordance with 10 CFR 50.54(q) as required.

     H.   Facility Alterations


                                     D-6-19

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.




          No physical alterations to Vermont Yankee are being proposed as a part of the license transfer process. Any future modifications will be performed in accordance with applicable regulatory requirements (e.g., 10 CFR 50.59).

     I.   Regulatory Agencies Having Jurisdiction

          Certain aspects of the sale will require approval, notifications or filing by either or all parties with, among other agencies, the Federal Energy Regulatory Commission, and the Vermont Public Service Board.

     J.   Restricted Data

          This application does not involve any Restricted Data or other classified defense information, and it is not expected that any such information will be required by the licensed activities at Vermont Yankee. In the event that licensed activities involve Restricted Data in the future, Entergy Nuclear VY and ENO agree that they will appropriately safeguard such information and will not permit any individual to have access to Restricted Data until the Office of Personnel Management investigates and reports to the NRC on the character, associations, and loyalty of such individual, and the NRC determines that permitting such person to have access to Restricted Data will not endanger the common defense and security of the United States.

     K.   Decommissioning Funding

          VYNPC maintains Qualified and Non-qualified Decommissioning Trust Funds ("the Funds") for the decommissioning of Vermont Yankee. At the closing VYNPC will transfer all the assets of the Funds to a trust established by Entergy Nuclear VY. Between the effective date of the PSA (August 15, 2001) and the closing, VYNPC will make additional deposits from time to time to the Funds in accordance with a FERC Order and IRS requirements. In the event that the aggregate value of the Qualified Decommissioning Fund and the Non-qualified Decommissioning Fund, as of the closing, is less than the decommissioning amount required for Vermont Yankee by the applicable regulations of the NRC (the "NRC Funding Requirement") VYNPC is required by the PSA to make an additional deposit to the Non-qualified Fund so that the aggregate value of the Funds, as of closing, is equal to the NRC Funding Requirement; provided however, this additional deposit, together with the deposits made by VYNPC pursuant to the preceding sentence will in no event exceed an aggregate amount equal to $16,777,380 multiplied by the number of days between July 1, 2001 and the closing date and divided by 365.



                                     D-6-20

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.

The amount required at closing to meet the NRC Funding Requirement, assuming a two-percent real rate of growth on the funds until the end of license, is calculated by Entergy Nuclear VY to be $304 million. See Enclosure 10.

As of August 30, 2001 the aggregate value of the assets in the Funds totaled $296.2 million. With the expected growth of the Funds until closing (assumed for the purpose of this calculation to be February 28, 2002), along with additional deposits to the Funds by VYNPC described above, the aggregate value of the Funds at closing is projected by Entergy Nuclear VY to meet the NRC Funding Requirement.

Should the credited value of the Funds transferred not meet the NRC Funding Requirement, Entergy Nuclear VY will provide the amount needed at closing through either additional deposit or funds, a surety or a parent or affiliate guarantee.

After the closing, the funds will be held in a Decommissioning Trust established and maintained by Entergy Nuclear VY. The funds will be segregated from Entergy Nuclear VY's other assets and will be outside of Entergy Nuclear VY's administrative controls. The Trust will provide that: (1) no funds may be disbursed from the Trust funds, other than for ordinary administrative expenses, unless the Trustee first gives 30 days prior written notice to the Director, Office of Nuclear Reactor Regulation (NRR), of the NRC and receives no written notice of objection from the NRC; (2) the funds will be invested in accordance with the "prudent investor" standard as specified in 18 CFR 35.32(a)(3) of the FERC's regulations; (3) no material amendments will be made to the Trust agreement without 30 days prior written notification to the Director, NRR; (4) investments in the securities or other obligations of Entergy Nuclear VY or ENO, or their affiliates, successors or assigns, shall be prohibited; and (5) except for investments tied to market indexes or other non-nuclear sector mutual funds, investments of the funds in any entity owning one or more nuclear power plants is prohibited.

The funding mechanism proposed by Entergy Nuclear VY and ENO satisfies the requirements of 10 CFR 50.75. The amount to be held in trust for the decommissioning of Vermont Yankee will meet the minimum amount which would be required under the "prepayment" method of 10 CFR 50.75(e)(1)(i). The funds will be held in a Trust with appropriate safeguards on the investment and use of the funds, as described above. This mechanism meets the requirements of 10 CFR 50.75(e)(1)(vi) that a licensee submit "assurance of decommissioning funding equivalent to that provided by the mechanisms specified in paragraphs (e)(1)(i) through (v) of [10 CFR 50.75]."


                                     D-6-21

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


                     Information Required by 10 CFR 50.33a

Antitrust

In accordance with the Commission's decision in Kansas Gas and Electric Company (Wolf Creek Generating Station, Unit 1), CLI-99-19, 49 NRC 441 (1999), the AEA does not require antitrust reviews of license transfer applications after initial licensing. Therefore, the requirements of 10 CFR 50.33a are not applicable to this license transfer application.

                      Information Required by 10 CFR 50.34

A.   Preliminary Safety Analysis Reports

     The Vermont Yankee Preliminary Design Analysis Report was submitted with the original construction permit application on April 12, 1967.

B.   Final Safety Analysis Reports

     With the exception of areas discussed in this application, the proposed license transfer and conforming administrative amendments will not change or invalidate information presently appearing in the Vermont Yankee FSAR, and any licensing basis commitments will remain in effect. Changes necessary to accommodate the proposed transfer and conforming administrative license amendments will be incorporated into the FSAR, in accordance with 10 CFR Section 50.71(e), following NRC approval of this request for consent to license transfer.

C.   Technical Qualifications

     The existing plant staff is technically qualified within existing plant procedures and applicable regulations, and will remain qualified after the transfer. All regular employees of the VYNPC will be offered employment with ENO. Thus, no changes to the technical qualifications of the operating organization are expected. The position currently held by the senior officer on site will be renamed Vice President, Operations, Vermont Yankee, and will report to the Senior Vice President and Chief Operating Officer
     (COO) of ENO (Michael Kansler, whose resume is provided in Enclosure 6). The Senior Vice-


                                     D-6-22

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

President and COO of ENO will report to the President and CEO of ENO (Jerry Yelverton, whose resume is provided in Enclosure 6), who will also serve as Chief Nuclear Officer. The nuclear operating organization will not otherwise be significantly affected by the transfer.

The operation and performance of all Entergy nuclear plants are reviewed on a regular basis (approximately five times per year) by the Entergy Nuclear Committee, which is chaired by Admiral George Davis. Admiral Davis' resume is provided in Enclosure 6. The Entergy Nuclear Committee has a unique understanding of nuclear operations and resource requirements. The committee reviews the performance of all Entergy's nuclear plants and provides summaries to the Entergy Board of Directors. This review will help to ensure that the best practices from Entergy's other plants and the industry are being incorporated and utilized at all Entergy plants.

Management and employees also participate in Entergy peer groups that have representatives from all the Entergy South and Entergy Northeast plants. The peer groups meet regularly to discuss and, where appropriate, recommend the incorporation of industry best practices throughout the Entergy system. The peer groups currently in use include Operations, Outage, Maintenance, System Engineering, Low Level Radioactive Waste, Environmental, Emergency Planning, Radiation Protection, Industrial Safety, Licensing, Corrective Action/Assessment, Financial, and a General Managers peer group.

The organizational structure provides for the integrated management of activities that support the operation and maintenance of Vermont Yankee. Clear management control, clear lines of authority and effective communications exist between the organizational units involved in management, operations, and technical support for operation of Vermont Yankee. The only anticipated change will be that the senior officer at the site (Site Vice President-Operations) will report to the Senior Vice President and Chief Operating Officer of ENO rather than the President of VYNPC.

Sufficient experience and availability of personnel exist to implement the responsibility for technical support of Vermont Yankee. Should any ENO officers be assigned responsibilities with respect to Vermont Yankee, they will have sufficient experience and nuclear knowledge to implement their responsibilities for technical support for the operation of Vermont Yankee. Additionally, they will meet the required qualifications as per ANSI-N18.1-1971, "Selection and Training of Nuclear Power Plant Personnel." Existing licensing documents which are not proposed to change as a result of the license transfer will ensure that any new management employees placed at


                                     D-6-23

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


     Vermont Yankee will have experience in day-to-day operations and maintenance of nuclear plants and will meet all applicable technical qualifications.

     The Chief Nuclear Officer (Jerry W. Yelverton, President and CEO of Entergy Nuclear VY and ENO) will be the officer ultimately responsible for implementing all activities associated with the overall safe and reliable maintenance and operation of Vermont Yankee. The Chief Nuclear Officer will be clearly responsible for nuclear activities and will be free of ambiguous assignments of primary responsibility without ancillary responsibilities that might detract from nuclear safety matters.

     The proposed transfer will not impact compliance with the quality assurance requirements of 10 CFR 50 Appendix B nor will it reduce the commitments in the NRC accepted quality assurance program description for Vermont Yankee. Upon transfer of the license to ENO, ENO will assume authority and responsibility for the functions necessary to fulfill the QA requirements of 10 CFR Part 50, Appendix B. Any changes made to the existing Vermont Yankee QA Plan, developed and implemented by the current licensee, will be made in accordance with 10 CFR Section 50.54(a). ENO anticipates that no changes will be made that will result in a reduction in the commitments in the QA Plan description previously accepted by the NRC. If ENO identifies any changes to the QA Plan that would result in a reduction in commitments, application will be made to the Commission, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a reduction in commitment will be made in accordance with VYNPC's currently approved plans, programs, and procedures. ENO anticipates that no material changes will be made to the existing site QA organization.

     Training facilities and staff currently working at these facilities will be transferred to ENO. The proposed license transfer and conforming administrative amendments will not impact compliance with the operator re-qualification program requirements of 10 CFR Section 50.54 and related sections, nor maintenance of the INPO accreditation for licensed and non-licensed training. Upon transfer of the license, ENO will assume ultimate responsibility for implementation of present training programs. Changes to the programs to reflect the transfer will not decrease the scope of the approved operator re-qualification program without the specific authorization of the NRC in accordance with 10 CFR Section 50.54(i).

D.   Physical Security Plan


                                     D-6-24

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.




          Upon transfer of the license, Entergy Nuclear VY and ENO will assume authority and responsibility for the functions necessary to fulfill the security planning requirements specified in 10 CFR Part 73. Any changes made to the existing NRC-approved physical security, guard training and qualification, and safeguards contingency plans developed and implemented by the current licensee will be made in accordance with 10 CFR Section 50.54(p)(2). If Entergy Nuclear VY or ENO identify any proposed changes that would decrease the effectiveness of the approved security plans, application to the Commission will be made, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a decrease in effectiveness will be made in accordance with VYNPC's currently approved plans, programs and procedures.

          Entergy Nuclear VY and ENO anticipate that no material changes will be made to the existing on-site security organization. Existing agreements for support from organizations and agencies not affiliated with VYNPC will be assigned to Entergy Nuclear VY and/or its agent, ENO. Entergy Nuclear VY and ENO plan to notify the parties to such agreements in advance of the transfer of the Vermont Yankee license to Entergy Nuclear VY and ENO and advise those parties of Entergy Nuclear VY and ENO's responsibility for management and operation of Vermont Yankee. In sum, the proposed license transfer will not impact compliance with physical security requirements.

     E.   Safeguards Contingency Plan

          There will be no changes to the existing safeguards contingency plan requirements for Vermont Yankee as a result of the transfer.

     F.   Safeguards Information

          Safeguards information requirements for Vermont Yankee will not be changed as a result of the transfer.

     G.   Additional TMI-Related Requirements

          Additional TMI-related requirements are not affected by the proposed transfer.

     H.   Conformance to Standard Review Plan



                                     D-6-25

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.





          The Vermont Yankee Facility Operating License was issued in 1972 which preceded the requirement for conformance to NUREG-0800, Standard Review Plan.

III.      Other Licensing Considerations

          Off-Site Power

            The assets that will be transferred to Entergy Nuclear VY include the switchyards. Thus, Entergy Nuclear VY and ENO will maintain direct control over these interconnection facilities.

            Vermont Yankee obtains off-site power from Green Mountain Power Corporation ("Green Mountain"), the franchised public utility that provides retail service in the area of the Vermont Yankee site. Off-site power is transmitted to Vermont Yankee over transmission facilities owned by the Vermont Electric Power Company, Inc. ("VELCO"), the company that owns and operates the high-voltage transmission system in the state of Vermont. Vermont Yankee is interconnected with the VELCO transmission system and uses that system both to export power generated at Vermont Yankee and to receive off-site power from Green Mountain.

            Vermont Yankee also is interconnected via a 13.2 kV line with New England Power Company ("NEPCo"). The Vermont Yankee 13.2 kV line is designed to provide emergency backup power to Vermont Yankee in the event its main interconnection with VELCO is inoperable. Vermont Yankee is interconnected with NEPCo at an electric substation owned by NEPCo located at the Vernon Hydro Station (the "Vernon Substation"), a hydroelectric generating station located on the Connecticut River owned by USGen New England. Vermont Yankee's interconnection with NEPCo at the Vernon Substation gives Vermont Yankee access to off-site power generated by the Vernon Hydro Station and also system power available from the NEPCo electric system.

            Functionally, the interconnection with the Vermont Yankee site will not change as a result of the proposed license transfer. Entergy Nuclear VY will enter into an Interconnection Agreement with VELCO pursuant to which VELCO will continue to provide the Vermont Yankee site with interconnection services. Entergy Nuclear VY will also enter into an agreement with NEPCo pursuant to which NEPCo will continue to provide the Vermont Yankee site with limited interconnection services at its substation. The agreements will enable Entergy Nuclear VY to continue to have access to the New England regional transmission system subject to


                                     D-6-26

Vermont Yankee Nuclear Power Corporation                     Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                          License No. DPR-28
Entergy Nuclear Operations, Inc.


    the control of Independent System Operator (ISO) New England, the independent transmission system operator for the New England transmission system. Green Mountain will continue to provide off-site power to the Vermont Yankee site and USGen/NEPCO will continue to make backup off-site power available to the Vermont Yankee site.

2.  Control of Exclusion Area

    Upon approval of the transfer, ENO will have the authority, pursuant to the Operating Agreement, to determine and control all activities within the Vermont Yankee exclusion area, as defined in section 5.1 of the Vermont Yankee license, to the extent required by 10 CFR Part 100.

3.  Nuclear Insurance

    Entergy Nuclear VY and ENO request that the NRC issue a new Price Anderson indemnity agreement to Entergy Nuclear VY and ENO as part of the license transfer process and prior to the closing of the sale. Entergy Nuclear VY and ENO's projected income from plant operations and financial qualifications (Section II.F, above) provide adequate assurance that they will be able to pay a retrospective premium pursuant to 10 CFR 140.21. Prior to closing, Entergy Nuclear VY and ENO will obtain nuclear property damage insurance in such form and amount as required by 10 CFR 50.54(w), and all required nuclear liability coverage.

4.  Standard Contract for Disposal of Spent Nuclear Fuel

    Upon closing, Entergy Nuclear VY will assume title to and responsibility for the management and interim storage of spent nuclear fuel at Vermont Yankee. VYNPC will assign to Entergy Nuclear VY its rights and obligations under the Standard Contract for the Disposal of Spent Nuclear Fuel and/or High-Level Radioactive Waste with the U.S. Department of Energy ("DOE"), except for obligations and claims of VYNPC related to the one time fee for fuel used to generate electricity prior to April 7, 1983, as further specified in sections 2.1(n), 2.2 (i) and 6.11(b) of the PSA (provided as Enclosure 4).

5.  Environmental Review

    The proposed license transfer and amendment fall under the categorical exclusion from environmental review, 10 CFR 51.22(c)(21), for approvals of direct or indirect transfers of NRC licenses and any associated

                                     D-6-27

Vermont Yankee Nuclear Power Corporation                     Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                          License No. DPR-28
Entergy Nuclear Operations, Inc.


        amendments. Accordingly, no environmental review need be undertaken with respect to the proposed license transfers.

IV.  Effective Date

VYNPC, Entergy Nuclear VY, and ENO request that the U.S. Nuclear Regulatory Commission ("NRC") review this application on a schedule that will permit issuance of an order consenting to the transfer by February 28, 2002, and that the conforming license amendments be issued to become effective upon closing.



Attachment A -- Proposed amendments to Facility Operating License

Attachment B -- Proposed amendment to Technical Specifications

Attachment C -- No Significant Hazards Consideration Determination.



                                    D-6-28

EXHIBIT H

                             PROPOSED FORM OF NOTICE

                    VERMONT YANKEE NUCLEAR POWER CORPORATION

         Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), 185 Old Ferry Road, Brattleboro, VT 05703, and National Grid USA, National Grid Group plc and Northeast Utilities, registered holding companies, have filed an Application/Declaration under Section 12(d) of the Act and Rule 44 thereunder.

         Vermont Yankee has entered into a Purchase and Sale Agreement with Entergy Nuclear Vermont Yankee, L.L.C. ("ENVY"), pursuant to which Vermont Yankee proposes to sell to ENVY substantially all of its assets, including its operating nuclear powered generating plant. The transaction therefore constitutes a sale of utility assets by Vermont Yankee and an indirect sale of such assets by the applicant registered holding companies, which are indirect parents companies of Vermont Yankee.

         Vermont Yankee is a single purpose electric utility which operates a 540 MW nuclear powered electric generating plant located in Vernon, Vermont, the output of which is being sold to Vermont Yankee's sponsors under FERC approved power contracts. The proposed transaction involves a continuing power purchase of 100% of the plant's output after the sale by those sponsors (based on the plant's current configuration and capacity).

         Aspects of the transaction are subject to the jurisdiction of the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Vermont Public Service Board and the state utility regulators in the several other New England states in which the Vermont Yankee sponsors do business.

EXHIBIT J-1

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                  BALANCE SHEET
                                     ASSETS

                                                                                                                DECEMBER 31, 2000
                                                                                                              ---------------------
                                                                                                              (dollars in thousands)
UTILITY PLANT:
      Electric plan, at cost:                                                                                          $420,640
      Less accumulated depreciation                                                                                     295,773
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        124,867
      Construction work in progress                                                                                       8,121
------------------------------------------------------------------------------------------------------------------------------------
            Net electric plant                                                                                          132,988
------------------------------------------------------------------------------------------------------------------------------------
      Nuclear fuel, at cost:
            Assemblies in reactor                                                                                        69,016
            Assemblies in process                                                                                        12,914
            Spent fuel                                                                                                  372,101
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        454,031
      Less accumulated amortization of burned nuclear fuel                                                              414,532
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         39,499
      Less accumulated amortization of final core nuclear fuel                                                           11,888
------------------------------------------------------------------------------------------------------------------------------------
            Net nuclear fuel                                                                                             27,611
------------------------------------------------------------------------------------------------------------------------------------
            Net utility plant                                                                                           160,599
------------------------------------------------------------------------------------------------------------------------------------

LONG-TERM INVESTMENTS, AT FAIR MARKET VALUE:
      Decommissioning trust                                                                                             281,704
      Spent fuel disposal fee defeasance trust                                                                          109,239
------------------------------------------------------------------------------------------------------------------------------------
            Total long-term investments                                                                                 390,943
------------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
      Cash and cash equivalents                                                                                             775
      Accounts receivable from sponsors                                                                                  16,074
      Other accounts receivable                                                                                           1,729
      Materials and supplies, net of amortization                                                                        15,762
      Prepaid expenses                                                                                                    2,847
------------------------------------------------------------------------------------------------------------------------------------
            Total current assets                                                                                         37,187
------------------------------------------------------------------------------------------------------------------------------------

DEFERRED CHARGES:
      Deferred decommissioning costs                                                                                     25,407
      Deferred low-level waste facility expenses                                                                         25,830
      Accumulated deferred income taxes                                                                                  37,012
      Deferred design basis documentation costs                                                                          17,807
      Deferred DOE enrichment site decontamination and decommissioning fee                                                8,473
      Net unamortized loss on reacquired debt                                                                             1,606
      Other deferred charges                                                                                              2,120
------------------------------------------------------------------------------------------------------------------------------------
            Total deferred charges                                                                                      118,255
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       $706,984
====================================================================================================================================


                                     J-1-1

                         CAPITALIZATION AND LIABILITIES


                                                                                                                DECEMBER 31, 2000
                                                                                                                -----------------
                                                                                                              (dollars in thousands)
CAPITALIZATION:
      Common stock equity:
            Common stock, $100 par value; authorized 400,100 shares;
            issued 400,014 shares of which 7,533 are held in Treasury                                                 $40,001
      Additional paid-in capital                                                                                       14,226
      Treasury stock (7,533 shares a cost)                                                                            (1,130)
      Retained earnings                                                                                                 1,224
------------------------------------------------------------------------------------------------------------------------------------
            Total common stock equity                                                                                  54,321
------------------------------------------------------------------------------------------------------------------------------------
      Long-term obligations, net                                                                                       59,591
------------------------------------------------------------------------------------------------------------------------------------
            Total capitalization                                                                                      113,912
------------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Spent fuel disposal fee and accrued interest                                                                          115,351
------------------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
      Accounts payable                                                                                                  3,185
      Accrued expenses                                                                                                 13,403
      Accrued low-level waste expenses                                                                                  4,858
      Accrued taxes                                                                                                     2,360
      Accrued interest                                                                                                  2,218
      Current maturities of long-term debt                                                                             36,393
      Other current liabilities                                                                                         9,739
------------------------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                                                  72,156
------------------------------------------------------------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES:
      Accrued decommissioning costs                                                                                   321,409
      Accumulated deferred income taxes                                                                                36,561
      Accrued low-level waste facilities expenses                                                                      23,226
      Accrued DOE enrichment site decontamination and
         decommissioning fee                                                                                            6,280
      Accrued employee benefits                                                                                        10,885
      Net regulatory tax liability                                                                                      3,982
      Accumulated deferred investment tax credits                                                                       3,222
------------------------------------------------------------------------------------------------------------------------------------
            Total deferred credits and other liabilities                                                              405,565
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     $706,984
====================================================================================================================================


                                     J-1-2

EXHIBIT J-2

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                                  BALANCE SHEET
                                   (UNAUDITED)
                                     ASSETS

                                                                                                                SEPTEMBER 30, 2001
                                                                                                                ------------------
UTILITY PLANT
      Electric plant, at cost                                                                                       429,812,170
      Less accumulated depreciation                                                                                 305,488,080
                                                                                                                ------------------
                                                                                                                    124,324,090
      Construction work in progress                                                                                   4,761,273
                                                                                                                ------------------
            Net electric plant                                                                                      129,085,363
                                                                                                                ------------------
      Nuclear fuel, at cost:
            Assemblies in reactor                                                                                    69,379,236
            Fuel in stock                                                                                               648,728
            Fuel in process                                                                                                   0
            Spent fuel                                                                                              386,030,125
                                                                                                                ------------------
                                                                                                                    456,058,089
      Less accumulated amortization of nuclear fuel                                                                 435,121,800
                                                                                                                ------------------
            Net nuclear fuel                                                                                         20,936,289
                                                                                                                ------------------
               Net utility plant                                                                                    150,021,652
                                                                                                                ------------------

LONG-TERM INVESTMENTS, at book value
      Decommissioning trust                                                                                         268,590,340
      Spent fuel disposal fee defeasance trust                                                                      113,320,856
                                                                                                                ------------------
               Total long-term investments                                                                          381,911,196
                                                                                                                ------------------

CURRENT ASSETS
      Cash and cash equivalents                                                                                         555,088
      Accounts receivable from sponsors                                                                              11,884,569
      Other accounts receivable                                                                                       2,053,925
      Materials and supplies, net of amortization                                                                    16,406,532
      Prepaid expenses                                                                                                2,999,452
                                                                                                                ------------------
               Total current assets                                                                                  33,899,566
                                                                                                                ------------------

DEFERRED CHARGES
      Deferred decommissioning costs                                                                                 57,269,933
      Accumulated deferred income taxes                                                                              39,189,007
      Deferred DOE enrichment site decontamination and decommissioning fee                                            7,535,951
      Deferred low-level waste facility expenses                                                                     25,830,233
      Net unamortized loss on reacquired debt                                                                         1,469,986
      Design basis documentation costs                                                                               16,764,965
      Other deferred charges                                                                                          6,910,757
                                                                                                                ------------------
               Total deferred charges                                                                               154,970,832
                                                                                                                ------------------
                                                                                                                    720,803,246
                                                                                                                ==================


                                     J-2-1

                         CAPITALIZATION AND LIABILITIES

                                                                                                                 SEPTEMBER 30, 2001
                                                                                                                 ------------------
CAPITALIZATION
COMMON STOCK, $100 par value
      Authorized 400,100 shares; issued 400,014
            shares of which 7,533 are held in Treasury                                                                 40,001,400
      Additional paid-in capital                                                                                       14,226,318
      Treasury stock (7,533 shares at cost)                                                                           (1,129,950)
                                                                                                                 ------------------
      Retained earnings                                                                                                 1,344,885
                                                                                                                 ------------------
            Total common stock equity                                                                                  54,442,653
                                                                                                                 ------------------

LONG-TERM OBLIGATIONS
      First mortgage bonds, Series I 6.480%, 2009                                                                      59,591,000
                                                                                                                 ------------------

            Total capitalization                                                                                      114,033,653
                                                                                                                 ------------------

SPENT FUEL DISPOSAL FEE AND ACCRUED INTEREST                                                                          119,362,524
                                                                                                                 ------------------

CURRENT LIABILITIES
      Accounts payable                                                                                                  1,407,640
      Accrued expenses                                                                                                  8,107,084
      Accrued low-level waste expenses                                                                                  4,811,718
      Accrued interest                                                                                                  2,515,415
      Accrued taxes                                                                                                     4,116,569
      Current maturities of long-term debt                                                                              5,418,000
      Revolving credit agreement debt                                                                                  28,052,100
      Other accrued liabilities                                                                                         8,598,146
      Dividends declared                                                                                                        0
                                                                                                                 ------------------
            Total current liabilities                                                                                  63,026,672
                                                                                                                 ------------------

DEFERRED CREDITS AND OTHER LIABILITIES
      Accrued decommissioning costs                                                                                   342,668,048
      Accumulated deferred income taxes                                                                                33,691,778
      Net regulatory tax liability                                                                                      3,648,545
      Accumulated deferred investment tax credit                                                                        2,960,478
      Accumulated DOE enrichment site decontamination and decommissioning fee                                           6,279,959
      Accrued low-level waste facility expenses                                                                        23,226,380
      Accrued employee benefits                                                                                        11,905,209
                                                                                                                 ------------------
            Total deferred credits and other liabilities                                                              424,380,397
                                                                                                                 ------------------
                                                                                                                      720,803,246
                                                                                                                 ==================


                                     J-2-2

EXHIBIT J-3

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                                                                  YEAR ENDED
                                                                                                               DECEMBER 31, 2000
                                                                                                               -----------------
                                                                                                             (IN THOUSANDS EXCEPT
                                                                                                                PER SHARE DATA)
OPERATING REVENUES                                                                                                 $178,294
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
      Nuclear fuel expense                                                                                           20,907
      Other operating expense                                                                                        79,565
      Maintenance expense                                                                                            19,724
      Depreciation and amortization expense                                                                          14,349
      Decommissioning expense                                                                                        16,245
      Taxes on income                                                                                                 2,031
      Property and other taxes                                                                                        9,329
-----------------------------------------------------------------------------------------------------------------------------------
      Total operating expenses                                                                                      162,150
-----------------------------------------------------------------------------------------------------------------------------------
      Operating income                                                                                               16,144

OTHER INCOME (EXPENSE):
      Net earnings on decommissioning trust                                                                          11,271
      Decommissioning expense                                                                                      (11,271)
      Earnings on spent fuel disposal defeasance trust                                                                6,255
      Taxes on other income                                                                                         (2,257)
      Other, net                                                                                                      (169)
-----------------------------------------------------------------------------------------------------------------------------------
      Total other income                                                                                              3,829
-----------------------------------------------------------------------------------------------------------------------------------
      Income before interest expense                                                                                 19,973
-----------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE:
      Interest on long-term debt                                                                                      6,835
      Interest on spent fuel disposal fee obligation                                                                  6,577
      Allowance for borrowed funds used during construction                                                            (22)
-----------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                                                         13,390
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME:                                                                                                           6,583
Retained earning at beginning of year                                                                                   830
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      7,413
Dividends declared                                                                                                    6,189
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings at end of year                                                                                     $1,224
===================================================================================================================================
Average number of shares outstanding                                                                                    392

Net Income per share of common stock outstanding                                                                     $16.77
===================================================================================================================================
Dividends per share of common stock outstanding                                                                      $15.77
===================================================================================================================================


                                     J-3-1

EXHIBIT J-4

                    VERMONT YANKEE NUCLEAR POWER CORPORATION
            STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

Operating revenues                                                                                                   135,862,772
Operating expenses:
      Nuclear fuel expense                                                                                            12,502,585
      Other operating expense                                                                                         57,522,884
      Maintenance expense                                                                                             27,476,921
      Depreciation and amortization expense                                                                           11,003,281
      Decommissioning expense                                                                                          9,337,545
      Taxes on income                                                                                                  1,610,304
      Property and other taxes                                                                                         7,222,229
                                                                                                                     -----------
            Total operating expenses                                                                                 126,675,749
                                                                                                                     -----------
               Operating income                                                                                        9,187,023
                                                                                                                     -----------
Other income and (deductions):
      Net earnings on decommissioning trust                                                                           26,687,263
      Decommissioning expense                                                                                       (26,687,263)
      Interest                                                                                                         6,529,025
      Allowance for equity funds used during construction                                                                 78,786
      Taxes on other income                                                                                          (2,404,346)
      Other, net                                                                                                       (184,363)
                                                                                                                     -----------
               Total other income and deductions                                                                       4,019,102
                                                                                                                     -----------
                        Income before interest expense                                                                13,206,125
                                                                                                                     -----------
Interest expense:
      Series I First mortgage bonds                                                                                    3,324,767
      Spent fuel disposal fee obligation                                                                               4,011,328
      Credit agreement and other interest                                                                              1,457,645
      Allowance for borrowed funds used during construction                                                            (352,376)
                                                                                                                     -----------
               Total interest expense                                                                                  8,441,364
                                                                                                                     -----------
Net income                                                                                                             4,764,761
                                                                                                                     ===========

Retained earnings at beginning of period                                                                               1,223,174
Net income                                                                                                             4,764,761
Dividends declared                                                                                                     4,643,050
                                                                                                                     -----------
Retained earnings at end of period                                                                                     1,344,885
                                                                                                                     ===========

               Average number of common stock shares outstanding                                                         392,481
               Net income per average share of common stock outstanding                                                    12.14
               Dividends per average share of common stock outstanding                                                     11.83


                                     J-4-1